 EXHIBIT D

REPUBLIC OF PERU

Table of Contents

D-i

DEFINED TERMS AND CONVENTIONS

Defined Terms

References herein to “we,” “us,” “our,” “Republic” and “Peru” are to the Republic of Peru. All references herein to the “government” are to the central government of Peru and its authorized representatives. The terms described below have the following meanings for the purposes of this annual report:

•	Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country in a specific year. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, allowing historical GDP comparisons that exclude the effects of inflation. Real GDP figures herein are based on constant 2007 prices, the year used by the Banco Central de Reserva del Perú, or the Central Bank, for purposes of maintaining real GDP statistics. GDP growth rates and growth rates for the various sectors of Peru’s economy are based on constant 2007 prices.

•	For balance of payments purposes, imports and exports are calculated based upon statistics reported to Peru’s customs authority upon the entry of goods into and the departure of goods from Peru on a free-on-board, or FOB, basis at a given point of departure. Import data includes data on imports through the Tacna Special Processing Area, the only one of Peru’s five free trade zones that is currently active, purchases of goods abroad by resident transport companies and ship repairs by non-residents. Export data include the gross value of marine resource catches by non-resident vessels operating with fishing licenses and the value of goods sold to non-resident transport companies.

•	The inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. Peru measures the inflation rate by the percentage change in the Peruvian consumer price index, or CPI, between two periods. The CPI is based on a basket of goods and services identified by the Instituto Nacional de Estadística e Informática (National Institute of Statistics and Information Technology), or INEI. The price for each good and service that constitutes the basket is weighted according to its relative importance in order to calculate the CPI. The annual percentage change in the CPI is calculated by comparing the index as of a specific December against the index for the immediately preceding December. The average annual percentage change in the CPI is calculated by comparing the average index for a 12-month period against the average index for the immediately preceding 12-month period. INEI also compiles statistics to calculate the wholesale price index, which is used to measure the evolution in prices of a representative group of goods sold in the wholesale market in 25 cities.

Currency of Presentation and Exchange Rate

Unless otherwise specified, references to “U.S. dollars” and “U.S.$” are to United States dollars, references herein to “sol” or “soles” and “S/” are to the Peruvian sol and references to “SDR” are to International Monetary Fund special drawing rights. Unless otherwise indicated, we have converted sol amounts into U.S. dollars and U.S. dollars, or any other currency, into soles for each year at the year’s average exchange rate, calculated by taking an average of the exchange rates for each calendar day of the year. Currency conversions are included for convenient reference only. You should not construe these conversions as a representation that the amounts in question have been, could have been or could be converted into any particular denomination at any particular rate or at all.

For the year ended December 31, 2023, the average sol/U.S. dollar exchange rate, as reported by the Central Bank, was S/3.744 per U.S.$1.00. The average sol/U.S. dollar exchange rate as of June 30, 2024, as reported by the Central Bank, was S/3.400 per U.S.$1.00. For more information, see “The Monetary System––Foreign Exchange and International Reserves––Foreign Exchange” below.

Presentation of Economic Information

All annual information herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables herein may differ from the sum of the individual items in those tables due to rounding.

Some statistical information included herein is preliminary in nature and reflects the most recent reliable data readily available to Peru. The Central Bank regularly reviews Peru's current and historical official financial and economic statistics. Accordingly, some financial and economic information presented herein may be adjusted or revised subsequent to the date hereof to reflect new or more accurate data or in accordance with Peru's ongoing maintenance of its economic data. In particular, some information and data contained herein for 2019, 2020, 2021, 2022 and 2023 are preliminary and subject to routine revisions by the Central Bank and other institutions to ensure their accuracy. Peru will make available any revised data in accordance with its normal practices for releasing data. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect any revisions of the data contained herein to be material, although it cannot assure you that material revisions will not be made.

Summary

This summary highlights certain information contained elsewhere herein. This summary does not contain all the information you should consider before investing in the securities. Before making a decision to invest in any securities issued by Peru, you should carefully read this entire report and any related prospectus supplement.

Republic of Peru

Overview

Peru is a representative democracy located in western South America, with an estimated population, as of December 31, 2023, of approximately 33.73 million. Peru’s population is multi-racial and multi-cultural, and the official languages are Spanish, Quechua and Aymara. The World Bank classifies Peru as an upper-middle-income developing country.

In November 2000, Peru emerged from more than a decade of rule by President Fujimori, whose years in office were characterized by a reduction in domestic terrorism by armed guerrilla forces, economic reforms that led Peru to develop a free-market economy characterized by low inflation and high growth rates, and by nearly dictatorial powers concentrated in the executive branch. Political instability, coupled with a series of external economic shocks, resulted in reduced economic activity that led to higher rates of unemployment, underemployment and poverty. In the aftermath of President Fujimori’s resignation in November 2000, Valentín Paniagua assumed the role of President, and his interim administration was in office until July 2001.

In June 2001, Alejandro Toledo Manrique was elected president to a five-year term, having campaigned on a platform of reform that recognized the value of an open economic system and reform. During the administration of President Toledo, Peru had one of the best-performing economies in Latin America, with GDP growth of 6.8% in 2005, driven by growth in the mining and export sectors that was fueled by higher international prices for these commodities. In June 2006, Alan García was elected president to a five-year term. President García had formerly served as president in the period 1985-1990, and his first administration faced many challenges and confronted many crises that ended in political instability. The first García administration was followed by the administration of President Fujimori. The second García administration sought to implement social and political reforms and continuity to achieve macroeconomic stability, as well as solidify Peru’s relationships with its international partners. During his time in office, Peru was again among the best performing economies in Latin America, with an average annual GDP growth rate of 6.9% during that period.

In June 2011, Ollanta Humala, was elected president to a five-year term. While the election of President Humala initially generated political and economic uncertainty, the Humala administration adopted policies that emphasized continuity with the prior administrations’ economic goals to promote macroeconomic stability, fiscal discipline and domestic and foreign investment. The Humala administration did not make any significant shift in trade policy and maintained stable economic ties with Peru’s major trading partners.

In June 2016, President Kuczynski, leader of Peruanos por el Kambio (Peruvians for Change), was elected president to a five-year term after winning a run-off election against Keiko Fujimori. Upon his election, President Kuczynski announced policies designed to promote macroeconomic stability, foster fiscal discipline, and encourage private domestic and foreign investment.

On December 21, 2017, Peru’s Congress rejected by majority vote (with 78 votes in favor, 19 against and 21 abstentions) then-President Kuczynski’s motion against a resolution providing for him to vacate the office of the President following public reports linking him to the Odebrecht corruption scandal. On March 21, 2018, President Kuczynski resigned. On March 23, 2018, Peru’s Congress accepted President Kuczynski’s resignation with 105 votes in favor, 12 against and four abstentions. On the same day, Vice President Vizcarra assumed the presidency of Peru, to serve the remaining presidential term until 2021.

With the aim of boosting the economy in the short term and defining the basis for greater growth in the medium term, the Vizcarra administration worked on an Economic Impulse Plan to achieve a GDP growth of 5.0%

towards the end of 2021, in compliance with fiscal rules. This plan was associated with the strengthening of fiscal accounts to generate pro-growth fiscal space and the boost of the economy in the short and medium term.

On November 9, 2020, President Vizcarra was removed from the presidency by Peru’s Congress based on corruption allegations with 105 votes in favor, 19 against, four abstentions and two absentees. The president of Congress, Manuel Merino, was then appointed interim president of Peru but his presidency was short-lived due to massive protests and a general strike. On November 15, 2020, he resigned on the fifth day following his appointment. After a vote from Congress, Francisco Sagasti was elected to be interim president and stayed in office until July 28, 2021, when President Castillo took office.

On December 7, 2022, the Peruvian Congress approved the vacancy of former President Pedro Castillo on the grounds of permanent moral incapacity after he had announced plans to dissolve Congress and install an emergency government. That same day, then-Vice President Dina Boluarte was sworn in as president of Peru, thus becoming the first woman to serve as president of Peru.

In the wake of President Boluarte’s swearing in, protests broke out in Lima, Arequipa, Apurimac, Ayacucho, Cuzco, Puno and other parts of the country, with protestors calling for the dissolution of the Peruvian Congress, a new Constitution and new elections. These protests intensified, resulting in attacks against police stations, airports, factories and, unfortunately, as a result of those events, civilian and police casualties. In response to the protests and general civil unrest, the government enacted curfews in certain provinces and attempted to move up the date of the next general election by filing a bill before the Peruvian Congress (such bill from the executive branch to advance the general elections was subsequently voted down by Congress and, as such, the current congressional and presidential terms are set to end in July 2026 as originally intended with the election of former President Castillo). In addition, a state of emergency was declared on several jurisdictions.

On December 21, 2022, President Boluarte led the swearing-in ceremony of a new Ministerial Cabinet. President Boluarte swore in the then-Minister of Defense, Luis Alberto Otárola Peñaranda, as the new Prime Minister and a number of new cabinet members, after the previously announced departure of Pedro Angulo Arana from the head of the Ministerial Cabinet. The remaining members of the Ministerial Cabinet had their positions ratified.

On January 5, 2023, President Boluarte issued Supreme Resolution No. 003-2023-RE, terminating the appointment of Carina Ruth Palacios Quincho, Peru’s ambassador in Bolivia, after president Boluarte issued a public statement against former Bolivian president Evo Morales alleging interference on Peruvian internal affairs. In February 2023, the Mexican president, Andrés Manuel López Obrador, described Boluarte´s government as unconstitutional. In March 2023, the Colombian president, Gustavo Petro, made similar remarks about the constitutionality of Boluarte’s government and, consequently, has not recognized President Boluarte’s government. These expressions created tension between them and President Boluarte, who recalled Peru’s ambassadors and downgraded diplomatic relations with said countries to the level of charge d’affaires.

Economic Impact of the Change of Administration

The failed coup attempt on December 7, 2022 produced instability in the Peruvian financial markets. However, the financial markets recovered after the swearing in of Dina Boluarte as president of Peru, with the exchange rate closing at S/3.851 per U.S.$1.00, a level similar to that of the day prior, and later closed at S/3.820 per U.S.$1.00 on December 30, 2022. Similarly, on December 7, 2022, the country risk, as measured by Peru’s Emerging Markets Bond Index Global (“EMBIG”), closed at 201 points, a level similar to that of the day prior – 199 points. On December 30, 2022, Peru’s EMBIG closed at 194 points, a level lower than the 2022 annual average of approximately 209 points. On March 31, 2023, the exchange rate closed at S/3.765 per U.S.$1.00 and the EMBIG closed at 209 points, and as of June 30, 2023, the exchange rate closed at S/3.633 per U.S.$1.00 and the EMBIG closed at 172 points.

After the swearing in of President Boluarte, a series of protests broke-out in different parts of the country, which affected economic activity. The damage was especially felt in the southern region of Peru, in regions such as

Madre de Dios, Cuzco and Puno, where several highways were blocked, which reduced the supply of markets and fuel, a situation that complicated the most vulnerable micro and small enterprises (“MYPEs”) and families.

The peak of economic losses occurred in January 2023 (around S/1,870.0 million), after which the economic impact has been reduced (around S/1,045.0 million in February and S/75.0 million in March). Despite losses due to protests, the Peruvian economy has remained resilient due to its solid macroeconomic fundamentals, having one of the lowest levels of debt and inflation in the region with a prudent management of the fiscal policy. The government has been working on a social and economic recovery agenda, with a strong emphasis on public investment. See “Measures adopted by the government.”

External Shocks and their Effects on the Peruvian Economy

The Peruvian economy has been affected by three temporary external shocks: the stagnation of construction activity associated with corruption scandals involving Brazilian construction companies, the El Niño Costero phenomenon and the COVID-19 pandemic. The first one has affected investments, with impact on the generation of formal employment and family spending; the second one affected agricultural production, caused widespread infrastructure damage, and affected the supply of services, such as transportation, tourism, financial activities and commerce, particularly in the northern region of Peru; and the last one had a devastating impact on the country, after a strict and prolonged quarantine led to a decline in GDP of 11.0% in 2020. Employment fell an average of 20.0% between April and December 2020, so in response the government launched a national economic compensation and aid program to protect the vulnerable population and support businesses.

According to the information from Encuesta Nacional de Hogares (National Household Survey or “ENAHO”), employment increased 14.9% in 2021, offsetting the decline in 2020 due to the COVID-19 pandemic. Although the annual average number of employed persons remains slightly below 2019 levels (0.1%), in the fourth quarter of 2021 it already exceeded pre-pandemic levels (1.2% greater compared to the fourth quarter of 2019). With respect to productive sectors, employment grew the most in the construction and commerce sectors. However, employment levels remain below 2019 levels in the manufacturing and services sectors. Furthermore, employment in companies with one to ten employees increased by 1.8 million jobs.

In 2022, the ENAHO showed an employment increase of 3.7%, continuing the ongoing recovery after the pandemic’s downturn. The annual average number of employed persons was above 2019 levels. With respect to productive sectors, employment grew more in services, manufacturing, and commerce sectors. However, the level of employment in the services sector remains lower than in 2019. In contrast, there was a drop in employment levels in the extractive sector compared to 2021. Furthermore, employment in companies with one to ten employees contributed the most to the year’s growth by adding 273,000 additional jobs.

The three negative shocks are being partially offset by an improving international environment, evidenced by the higher economic growth of our trading partners, increasing commodity prices, in particular copper and gold, more vaccination campaigns and capital inflows, including with respect to the capital markets.

In August of 2017, through Law No. 30637, the fiscal deficit was temporarily increased for the period from 2017 to 2020 by 3.2% of GDP compared to the prior budget. Peru has evidenced a solid fiscal performance, following a period of suspension of fiscal rules due to the COVID-19 pandemic between 2020 and 2021, as an extraordinary measure (as permitted by article 2 of Legislative Decree No. 1457, published on April 12, 2020). Peru was one of the first countries in the region to approve and clearly establish a gradual and orderly return to medium-term fiscal rules, in line with international recommendations and good practices for responsible management of fiscal accounts. In 2021, the consolidation process began, with a considerable decrease in the fiscal deficit, which went from 8.9% of GDP in 2020 to 2.5% of GDP in 2021.

For 2022, the fiscal deficit is limited by law to 3.7% of GDP. However, continuing with the consolidation process, the fiscal deficit was reduced to 1.7% of GDP, achieving an improvement for the second consecutive year. The decrease of the fiscal deficit is due to the increase in government current revenues given the recovery of economic activities and the favorable situation of mineral export and hydrocarbons prices in 2021 and the beginning of 2022.

The temporary expansion of the fiscal deficit is due exclusively to the prioritized need for the reconstruction of the country as a result of the damage caused by the El Niño Costero phenomenon. On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. This is the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007. This earthquake led to a U.S.$60.0 million partial payout of 30% of the principal on the IBRD CAR 120 Peru earthquake catastrophe bond on July 15, 2019.

Peru’s credit ratings

Peru’s current long-term debt credit ratings are investment grade. They indicate that the Republic’s long-term debt securities are rated with moderate credit risk.

On November 24, 2020, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On December 15, 2020, Fitch reaffirmed Peru’s long term foreign currency issuer default rating at BBB+ but changed the outlook from stable to negative.

On May 21, 2021, Moody’s Investors Service reaffirmed its A3 foreign currency long-term issuer ratings on Peru but changed the outlook from stable to negative.

On September 1, 2021, Moody’s Investors Service downgraded Peru’s rating to Baa1, from A3, upgrading the outlook from negative to stable.

On October 14, 2021, Fitch downgraded Peru’s long term foreign currency issuer default rating to BBB from BBB+, upgrading the outlook from negative to stable.

On October 15, 2021, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru but changed the outlook from stable to negative.

On March 18, 2022, S&P Global Ratings downgraded Peru’s long-term foreign currency sovereign credit rating to BBB, from BBB+, upgrading the outlook from negative to stable.

On April 29, 2022, Fitch affirmed its BBB long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On October 20, 2022, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB but changed the outlook from stable to negative.

On October 25, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, the outlook remained stable.

On December 12, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, downgrading the outlook from stable to negative.

On January 31, 2023, Moody’s Investors Service reaffirmed its Baa1 long-term foreign currency issuer ratings on Peru but changed the outlook from stable to negative.

On April 28, 2023, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, the outlook remained negative.

On October 25, 2023, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, the outlook remained negative.

On April 25, 2024, S&P Global Ratings downgraded the long-term foreign currency sovereign credit rating for Peru from BBB to BBB- and changed the outlook from negative to stable.

On April 26, 2024, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative.

On September 20, 2024, Moody’s reaffirmed Peru’s long-term foreign currency issuer default rating at Baa1 and changed the outlook from negative to stable.

Investment Considerations

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy, having completed a peaceful transition from the administration of President Humala to President Kuczynski who took office in July 2016, in addition to the prior transition to President Humala by President García. President Kuczynski was in office through March 23, 2018, when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Vizcarra was sworn in as president to complete the term through 2021. After President Vizcarra stepped down in November 2020, there was a short period of turmoil that was resolved after interim President Merino resigned and President Sagasti took office. President Sagasti remained president until July 2021, when President Castillo took office.

President Castillo is a left-wing politician who campaigned on improving education and empowering Peruvian citizens, with a focus on rural and provincial communities. He faced political opposition from Congress. The legislative opposition planned to impeach Chancellor Béjar on his previous comments on the army and terrorist groups. He was forced to resign on August 6, 2021, and then was succeeded by Oscar Maúrtua. The Minister of Labor, Iber Maraví, and the then Prime Minister, Guido Bellido, were also to be impeached (Maraví based on alleged ties with terrorist group Shining Path and Bellido on comments regarding the nationalization of Camisea, a gas consortium composed of Argentine, Spanish and United States companies). Following these events, President Castillo asked the Prime Minister for his resignation on October 6, 2021, along with other members of the Ministerial Cabinet. As indicated in “Overview” above, on December 7, 2022, President Castillo was impeached by the Congress. The current Ministerial Cabinet is headed by Gustavo Lino Adrianzén Olaya. The current composition of the Ministerial Cabinet is described in “The Republic of Peru—History, Government and Political Parties—History” below.

Peru’s GDP growth rates, generally low rates of inflation, and both fiscal and external (e.g., trade) surpluses reflect, in part, the strength of Peru’s economic fundamentals. More recently, the Peruvian economy has encountered significant economic shocks: the suspension of important infrastructure works as a result of the acknowledgement by certain Brazilian construction companies of illicit and corrupt activities involving Peruvian public and private sector individuals and institutions, the damage and other adverse effects caused by the El Niño Costero phenomenon and the COVID-19 pandemic which initially resulted in the shutdown of most economic activities in the country.

During 2020, the social distancing and restriction measures due to COVID-19 strongly impacted the economy, particularly in the first half of the year. As a COVID-19 Economic Plan (the “COVID-19 Economic Plan”) has been implemented, the economy has shown signs of recovery.

The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its indebtedness, including the securities offered by Peru. Global economic crises and developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador and Venezuela, in addition to crises affecting Peru’s principal trading partners, may have an adverse effect on other countries in the region, including Peru. Moreover, fluctuations in the international prices of commodities like copper and other minerals of which Peru is a major exporter could have an adverse effect on the economy of Peru and the overall level of economic activity. See “Risk Factors” herein for a more detailed discussion of the factors that may affect economic performance of the Republic.

Economic and Financial Response to the COVID-19 pandemic

The Peruvian government was one of the first countries in the region to implement strict sanitary measures (quarantine and mobility restrictions) to contain COVID-19, which allowed timely actions to be taken to strengthen the health system and protect the lives of Peruvians. This policy was accompanied by the COVID-19 Economic Plan for approximately 20.0% of GDP, the most important in the country’s history, with the aim of containing the spread of the pandemic and supporting the economy for a rapid reactivation.

Similarly, given the strengths of Peru’s macroeconomic fundamentals, the implementation of large-scale policy responses was possible without compromising the stability of the country to mitigate the adverse effects of the pandemic on the dynamics of the economy and the well-being of citizens. Accordingly, in April 2020, the fiscal rules for the years 2020 and 2021 were exceptionally and temporarily suspended, seeking the necessary flexibility of the fiscal policy to face this adverse context. This measure was one of the central instruments of the fiscal policy response to the health emergency because, together with the support of the country’s macro-fiscal strengths, provided the flexibility to implement the COVID-19 Economic Plan. On the other hand, the measure allowed the collection of taxes to absorb the deterioration of economic activity without preventing the adoption of response and stimulus actions for the economy.

The exceptional and temporary suspension of the fiscal rules had the support of the Fiscal Council, a technical and autonomous entity in charge of ensuring the sustainability of public finances, this large-scale fiscal effort was considered timely and necessary, contributing to the emergency efforts and supporting the reactivation of the economy.

The suspension of fiscal rules was accompanied by a continuous and transparent monitoring of the effects of the health emergency on the economic activity and public accounts. Legislative Decree No. 1457 provided for the Declaration on Compliance with Fiscal Responsibility reports for 2020 and 2021 to include an assessment of the impact of COVID-19 on the public finances.

On October 27, 2022, under Supreme Decree No. 130-2022-PCM, the government annulled the measures and recommendations that it had adopted at the national level during the state of emergency in place during the COVID-19 pandemic. In coordination with the Ministry of Health, this new provision provides that local and regional governments, as well as the national government, must promote the optional use of masks, vaccination and other measures to endorse healthy practices.

PERU’S ECONOMIC PLAN TO ADDRESS THE COVID-19 PANDEMIC

The Peruvian government implemented the COVID-19 Economic Plan for approximately 20.0% of GDP in 2020, which aimed to minimize the social and economic effects of the pandemic on the Peruvian economy.

The COVID-19 Economic Plan consisted of a set of economic policies (tax, public spending and liquidity) focused in two stages under four driving axes. The tax policies included measures such as tax deferrals both for individuals and businesses. The public spending policies included the funding of the health system, household aid funds, and public investment to promote economic recovery. Furthermore, the COVID-19 Economic Plan included measures to provide liquidity to households and businesses, through public credit guarantees and access to individual savings (CTS and AFP programs). These were all temporary short-term measures and did not have a significant impact on the following year’s public budget. As mentioned, the COVID-19 Economic Plan had four driving axes: (i) immediate emergency assistance; (ii) household financial support; (iii) financial support for businesses, especially to small and medium businesses; and (iv) economic recovery support.

COVID-19 Economic Plan measures approved during 2020

As of December 31, 2020, a total of S/142.2 billion or 20.2% of GDP has been budgeted under the COVID-19 Economic Plan: (i) tax measures for S/16.2 billion (2.3% of GDP); (ii) public expenditure measures for S/35.7 billion (5.1% of GDP); and (iii) liquidity measures for S/90.3 billion (12.8% of GDP). These measures are detailed in the following axes:

First axis: Immediate emergency assistance

Actions for immediate emergency assistance amounted to S/6.2 billion (0.9% of GDP). These measures included:

a)       Strengthening of health systems. These measures included the implementation and conditioning of care centers, such as temporary isolation hospitals, Hospital de Ate Vitarte, and conditioning of the Villa Panamericana, as well as the acquisition of personal protection equipment, the strengthening of emergency service lines, and the hiring of public or private laboratories for taking samples at home. Likewise, more than S/230.0 million have been allocated for the acquisition of COVID-19 detection tests and the implementation of a diagnostic system. Additionally, an extraordinary bonus was provided to health and assistance personnel who provided care for COVID-19 patients, alongside the hiring of a local transport service to mobilize such personnel to health facilities, and the implementation by regional governments of extraordinary measures to promote the continuation of personnel hiring and contracting of goods and services. Furthermore, a support network for the elderly and disabled was created, pharmaceutical products were acquired, and the distribution service of a COVID-19 kit was arranged. Moreover, resources were assigned to guarantee the provision of medicinal oxygen, actions for the care of indigenous people were implemented, and masks were distributed to vulnerable populations. It is worth mentioning that customs duties (taxes) were temporarily suspended for the import of medicines and supplies.

b)       Cleanup actions to prevent the spread of COVID-19. This included the acquisition of cleaning kits for schools and public universities; as well as prevention, cleaning, and disinfection actions in public transport service units, stops and stations of the Electric Train, Metropolitan Transport and complementary corridors. Furthermore, resources have been allocated for the management and treatment of municipal and bio contaminated waste in Lima and Callao at the request of the Ministry of Health. In addition, resources were allocated for the municipalities to purchase cleaning, disinfection, and security kits in the popular meal centers; and for the acquisition of goods and services necessary to regulate the functioning of markets, as well as to implement temporary spaces for shopping.

c)       Measures to guarantee public order, transfer of humanitarian aid and repatriation of nationals. These measures consider the transfer of resources to the Ministry of Defense and the Ministry of the Interior to guarantee public order; also, the acquisition of personal protection equipment was authorized for the Ministry of the Interior, Ministry of Defense, INPE (Instituto Nacional Penitenciario or the National Penitentiary Institute), Ministry of Justice, National Fire Department, and the Metropolitan System of Solidarity to respond to the COVID-19 emergency. Likewise, an extraordinary bonus of S/720.0 was given to prison, police, and military personnel for a period of one month for carrying out high-risk actions within the framework of the National Health Emergency. Additionally, resources have been transferred for the exceptional discharge of police officers and the hiring of civilian personnel in order to strengthen the management of the Policia Nacional del Perú, as well as to strengthen police stations and investments in citizen security. Regarding humanitarian aid, measures have been established for the Instituto Nacional de Defensa Civil (National Civil Defense Institute or Indeci) to transfer humanitarian aid goods such as food at the request of the Ministry of Health. Additionally, a temporary shelter was created for vulnerable populations in a situation of abandonment on public roads, which is currently under the administration of the Ministry of Women and Vulnerable Populations. Moreover, resources were allocated for the repatriation, temporary accommodation, and food of Peruvians returning from abroad. Similarly, actions were carried out for the transfer and isolation in quarantine of citizens who had to move to the interior of the country.

Second axis: Household financial support

The measures approved to provide financial support to vulnerable families included resources for S/35.0 billion (5.0% of GDP). These measures included:

a)       Delivery of monetary subsidies of S/760.0 to families in vulnerable situations (S/13.1 billion), which seeks to benefit 8.5 million households. These subsidies correspond to: (i) The “I stay at home” bonus, which is an extraordinary subsidy to households that were in poverty and extreme poverty, in charge of the Ministry of Social Development and Inclusion. This bond was expected to benefit 2.7 million households with a bond of S/760.0 (in two installments of S/380.0); (ii) Subsidy to households with independent workers, in charge of the Ministry of Labor and Promotion of Employment, through two bonds of S/380.0. This was expected to benefit 780 thousand homes; (iii) Rural bond, which sought to benefit 1.1 million households with a direct bond of a single installment of S/760.0; and (iv) The “Universal Family Bonus,” which granted a subsidy of S/760.0 to households that were in a vulnerable condition and had not received the aforementioned bonuses. It is worth mentioning that this bond excluded households with people registered in the public or private payroll, and households with high incomes. Additionally, the National Registry for COVID-19 measures was created to register families that meet the requirements to receive the bonus but are not on the list of beneficiaries. It is important to highlight that, pursuant to the Emergency Decree No. 098-2020, the delivery between August and October of a second bond of S/760.0 was approved for the beneficiaries of the previous bonds and to 2.5 million new families, for a total of S/6.6 billion.

b)       Support measures for vulnerable families. Actions within this measure included the acquisition of food baskets by municipalities (local governments) throughout the country for the most vulnerable population, the exceptional provision of food to families with the greater economic and food vulnerability within Metropolitan Lima and Callao, and the implementation of itinerant markets that guarantee the supply of basic necessities to the population. Likewise, the payment of electricity, natural gas, sanitation, and telecommunications services was fractioned. Also, resources were set aside for the granting of an electricity voucher, in favor of targeted residential users of the public electricity service. This covered the amounts of their corresponding bills for the public electricity service that included consumptions pending payment that are recorded in the period March to December 2020. Another relevant measure was the acquisition and distribution of more than 840 thousand electronic tablets for students at public colleges and universities and rural and urban families with lower incomes. In addition, the implementation of a special higher education continuity scholarship was approved for students directly or indirectly affected by COVID-19. Likewise, a monthly monetary transfer of S/100.0 of bimonthly payment was granted to households with boys and girls less than 24 months old and who resided in prioritized districts according to the monetary poverty index, as well as resources for the implementation of the temporary intervention for early childhood.

c)       Provide support to the worker. Refers to the granting of a temporary disability subsidy paid by EsSalud to micro-businesses workers diagnosed with COVID-19, whose remuneration is S/2,400.0 or lower. Additionally, life insurance for health workers was extended. Likewise, attention in EsSalud services was guaranteed to workers who were in “perfect suspension” from work and they were granted a monetary subsidy. The subsidy consists of a bonus of S/760.0 for each month of suspension of work for up to a maximum of three months, and will be granted by EsSalud, expecting to benefit 286 thousand workers for a total of S/653.0 million. It is worth mentioning that the beneficiaries had to work in companies with less than one hundred workers; and they shall not have received any of the S/760.0 bonds previously granted.

d)       Tax relief for individuals. Consisting of an extension of the annual declaration of income tax, and the financial transactions tax for individuals. In addition, an automatic refund of taxes paid or withheld in excess in 2019 was established in favor of taxpayers with fourth or fifth tax category incomes.

e)       Release of the Compensation for Length of Service (“CTS”) and the partial and extraordinary withdrawal of funds from the Administradoras de Fondo de Pensiones (the Pension Fund Administration). Workers were authorized to freely dispose of the funds in their CTS accounts up to S/2,400.0. In addition, the government enabled the withdrawal of up to S/2,000.0 from the private pension funds managers (“AFPs”), provided that: (i) the affiliate had not contributed to their account for six consecutive months; (ii) affiliates were in “perfect suspension” of work (provided that there is no proof of the contribution for the months of February or March 2020); and (iii) affiliates whose last declared remuneration was less than S/2,400.0 (provided they have the accreditation of the February or March contribution). Payment of these withdrawn amounts was made in two equal installments in consecutive months.

f)       Continuity of public entities and public transport. This involved financial support to local governments given the lower revenue collection due to social isolation. This measure had the aim of financing essential operating expenses for the continuity in the provision of public services and financing the Incentive Program for Improved Municipal Management. Likewise, resources were transferred to public universities for their administration and continuous operation. To guarantee public transportation, an economic and in-kind subsidy was granted to land transportation service providers in the provincial municipalities; as well as an indirect subsidy to the users of the Metropolitano bus service through a transfer to Corredor Segregado de Alta Capacidad I (COSAC l).

Third axis: Business financial support

The measures approved to support businesses amounted to S/13.4 billion (1.9% of GDP). These measures included:

a)       Delivery of the payroll subsidy and deferral of deposit of the CTS. Exceptionally, the employer received a subsidy not exceeding 35% of the sum of the gross monthly remuneration corresponding to workers who had a gross monthly remuneration of up to S/1,500.0 and generated fifth tax category income. In addition, employers were allowed to postpone the CTS deposit from May 2020 until November 2020. Furthermore, as of November 2020, a subsidy promoting formal employment and businesses’ workforce was approved. This measure included financial incentives for businesses to hire new employees (35% to 55% of the workforce).

b)       Tax relief for businesses. This involved the extension of the monthly declaration and payment of taxes corresponding to the months of February, March, April, May, and June 2020; and the extension of the annual declaration and payment of the regularization of the income tax of 2019 for up to three months.

c)       Release of funds from deduction accounts and granting of facilities to tax debtors. Consisting of the approval of (i) the early release and withdrawal simplification; (ii) the extension of payment obligations falling during the state of emergency; and (iii) the reduction of the default and repayment interest rates in national and foreign currency.

Fourth axis: Support for recovery of the economy

The measures for the recovery of the economy amounted to S/87.6 billion (12.4% of GDP). These measures included:

a)       The “Reactiva Peru” program equivalent to S/60.0 billion (8.7% of GDP) to ensure continuity in the chain of payments in the face of the impact of COVID-19. The purpose of this Program was to promote the financing of the replacement of the working capital funds of companies that faced payments and short-term obligations with their workers and suppliers of goods and services.

b)       Business Support Fund (FAE), which guarantees loans for MYPE up to S/7.5 billion. The first FAE-MYPE allowed to guarantee working capital facilities granted to MYPEs, as well as to restructure and refinance their debts up to S/4.0 billion. Likewise, FAE-MYPE have been established exclusively for the tourism sector with guarantees of up to S/1.5 billion and towards small agricultural producers for S/2.0 billion. The administration of this fund is in charge of the Corporación Financiera de Desarrollo (“COFIDE”).

c)       Guarantee program for the loan portfolio of companies in the financial sector for S/7.0 billion. With this, the response capacity of financial institutions, mainly the smaller ones, increased to face scenarios of greater demand for liquidity from companies and families. This contributed to maintaining the flow of credit of the economy, household consumption and the continuity of the chain of payments.

d)       Creation of the “Start Peru” (Arranca Perú) program, which provides spending measures aimed at public investment and infrastructure maintenance for S/7.7 billion. S/3.9 billion were allocated for the maintenance of the national, departmental and neighborhood road network in 2020. Moreover, resources for S/1.5 billion were transferred for the financing of bonds for the promotion of 20 thousand new homes (Family Housing Bonus) and investments in urban roads, urban and rural planning, conservation and expansion of green areas and public decoration and urban and rural sanitation. In addition, S/722.0 million have been earmarked for the Trabaja Perú program. Finally, there were S/743.0 million allocated for interventions in agriculture, education, culture and operation activities in charge of the Ministry of Culture, interventions by executing cores, temporary hiring of technical staff and resources at the Comptroller Office for program supervision activities.

e)       Implementation of tax measures to boost the economy. These included the suspension or reduction of payments on account of the third tax category of the Income Tax; the extension to five years of the term for companies with third tax category income to compensate their losses in 2020; the establishment of the Regime of Deferral and / or Fractionating of Tax Debts, as well as the extension of the Special Advance Recovery Regime (RERA) of the General Sales Tax and exceptional extension of the coverage to the MYPE; and the establishment of the Special Depreciation Regime and modification of the depreciation rates of specific assets.

f)       Measures to boost public and private investment. To this end, administrative processes and paralyzed works were streamlined. In addition, these measures sought to strengthen the quality of public investments, and the acceleration of projects such as those complementary to the Plan Nacional de Infraestructura para la Competitividad (the National Plan to Develop Infrastructure for Competitiveness or PNIC), and Public Private Partnership projects in contractual execution or pending award.

g)       Support measures and support to the economy. These measures included: (i) the access of factoring companies to the Crecer Fund, (ii) purchases from MYPE, (iii) the “Turismo Emprende” program, and (iv) economic support for daycare centers nationwide, among other measures.

Public spending measures under the COVID-19 Economic Plan

As of December 31, 2020, the public spending measures accounted for S/35.7 billion or 5.1% of GDP. These measures were primarily implemented as immediate emergency support to the health system and financial relief to households and businesses; and secondarily directed toward economic recovery by supporting employment. The COVID-19 Economic Plan focused on temporary current expenditures and transfers. Most of these funds were used for direct household financial aid (40% of the expenditures) and transfers for capital acquisitions and employment support for small and mid-sized businesses. On the other hand, the health system related funds included extraordinary salaries for medical and health personnel, and services and goods including medical supplies, equipment, and temporary personnel. These health funds also included pandemic-directed infrastructure projects. Finally, the funds were directed to the economic recovery and employment through the “Arranca Peru” program. The main component of capital expenditure was the Household Family Bonus.

On September 10, 2020, Emergency Decrees No. 104-2020 and No. 108-2020 were published in the Official Gazette. The former established extraordinary measures to mitigate the economic effects of the mandatory lockdown on editorial activity and reading access. The latter established that public investments of S/80.0 million would go to the defense sector in order to contribute to the economic reactivation needed because of COVID-19.

On September 23, 2020, Emergency Decree No. 114-2020 was published in the Official Gazette, expanding “Start Peru” (Arranca Perú) into “Start Peru II” (Arranca Perú II). The goal was to transfer resources to entities in the central government and to regional and local entities for investment in infrastructure projects (urban roads), rainwater drainage, and urban and rural sanitation.

On September 28, 2020, Supreme Decree No. 285-2020 was published in the Official Gazette. It allowed the postponement or fractioning of tax debts that taxpayers had with the National Superintendence for Tax Administration (“SUNAT”).

On October 28, 2020, Emergency Decree No. 126-2020 was published in the Official Gazette. It established economic revitalization measures to close gaps in the populations located in close proximity to petroleum projects in the region of Loreto, highways in Apurimac, Cuzco and Arequipa, and the population that inhabits VRAEM zone, because of the public health emergency due to COVID-19.

On December 6, 2020, Supreme Decree No. 187-2020 was published in the Official Gazette. It established the extension of the Phase 4 of the economic reactivation plan as further described above under “COVID-19 Economic Plan measures approved during 2020.”

On March 31, 2021, Emergency Decree No. 034-2021 was published in the Official Gazette. It established the authorization for the payment to “Prestación Económica de Protección Social de Emergencia ante la Pandemia del Coronavirus COVID-19” (the COVID-19 Social Emergency Program) and the “Subsidio por Incapacidad Temporal para Pacientes Diagnosticados con COVID-19” (the COVID-19 Patient Aid Program) as well as using the remainders of financial transfers granted by the Ministry of Labor and Promotion of Employment in favor of the Social Health Insurance.

On August 24, 2021, Emergency Decree No. 080-2021 was published in the Official Gazette. It established, as an extraordinary measure, the subsidy of S/350.0 for each person of voting age in households in poverty or extreme poverty, or under certain poverty-related social programs.

Measures adopted by the Central Bank

Since the announcement of the state of emergency at the national level to contain the expansion of COVID-19, the Central Reserve Bank of Peru (“BCRP” or “Central Bank”) has taken monetary and financial measures aimed at promoting the proper functioning of the markets. These measures included:

Reduction of the reference interest rate between March and April, from 2.25% to 0.25%, its historical minimum.

•	Reduction of the reserve rate in soles from 5.0% to 4.0% and of the reserve rate for obligations in U.S. dollars with terms of less than two years with foreign financial institutions from 50.0% to 9.0%.

•	Reduction of the minimum current account requirement in soles of banks at the BCRP from 1.0% to 0.75%.

•	Suspension of the additional reserve requirement associated with credit in U.S. dollars.

•	Extension of the amounts and terms (up to three years) of securities and currency repo operations.

•	Flexibility of credit portfolio reporting operations (included factoring, entities rated up to B+, reduction to S/300,000.0, the minimum amount of guarantee).

•	Flexibility of the window facility (elimination of the limit of operations that financial institutions had).

•	New liquidity facilities: (i) credit reporting operations with a National Government Guarantee; (ii) reporting operations conditioned to the refinancing of the loan portfolio; and (iii) the National Government Guarantee Program for the loan portfolio of companies in the financial system.

•	Increase of the limits for additional reserve requirements in soles associated with the sale of exchange derivative instruments of banks.

•	BCRP can make with AFPs repos of securities with sovereign bonds and direct purchase of foreign currency.

•	Approval of a Flexible Credit Line offered by the International Monetary Fund (“IMF”) to the BCRP for an amount of up to U.S.$11.0 billion and with a duration of two years, which is contingent.

•	The auctions in the context of the second part of Reactiva Peru started on June 30, 2020.

•	An agreement of participation in the U.S. dollar liquidity provision program with the Federal Reserve Bank of New York was entered into on July 17, 2020.

•	On August 14, 2020, the Central Bank reached an agreement with Bank for International Settlements for access to an uncommitted collateralized credit facility.

Measures implemented by the Superintendency of Banking, Insurance and AFP (“SBS”)

The SBS has established a series of measures related to the financial, insurance, private pension, and cooperative systems due to the health emergency that the country experienced due to the COVID-19 outbreak. These measures included:

•	Authorization for financial institutions to adopt exceptional measures and to modify existing credit agreements or to reschedule maturities so that debtors can meet their payment obligations.

•	Extension of the monetary limits allowed per operation (electronic transfers, conversion payments, among others) that will be carried out through electronic money accounts.

•	Expansion of the limits of operations to be carried out through simplified electronic money accounts and basic accounts. A backup mechanism was also established for electronic money, temporary and substitute for the trust.

•	Approval of procedures for optional extraordinary withdrawals of funds from the Private Pension System.

•	Authorization so that the terms, as a result of rescheduling in the context of a state of emergency of revolving consumer loans and home mortgage loans, do not increase the weighting factor for the effective equity requirement for credit risk, with respect to the prevailing as of February 29, 2020. Likewise, financial institutions were empowered to use the additional effective equity accumulated by the economic cycle component.

•	Exclusion from the calculation of provisions related to the risk of over-indebtedness of retail debtors and of additional provisions for credit exchange risk, to the part of the exposures that is covered by the guarantee of the Reactiva Peru program and the FAE-MYPE, when credit counterparty substitution is applied. Additionally, the limit that applies to the total coverage granted by the FAE- MYPE has been established, exceptionally, in 50% of the effective equity of the financial system companies, in favor of the same financial system company.

•	Temporary suspension of the application of the limits of liquidity coverage ratios in national currency and in foreign currency.

•	Extend the powers of credit unions not authorized to collect funds from the public (COOPAC) to establish exception measures so that debtors can comply with the payment of credits maintained with these entities.

•	Extension of the period of the gradual schedule for the constitution of 100% of the provisions required from 2022 to 2023. In addition, it modifies the gradual calendar for the adaptation of the global limit and the liquidity ratio, the gradual calendar of adaptation for the constitution of the cooperative reserve, among others.

•	Regarding insurance policies, the term for the constitution of provisions in the event of non-payment of premiums is extended, being applicable the power to offset premiums pending payment by the contracting party and / or insured against the compensation due to the insured party or beneficiary of the insurance.

Measures adopted by Congress

Among the measures adopted by Congress, the following stand out:

•	On March 27, 2020, Law No. 31011 was published, which delegated to the executive branch the power to legislate for the care of the health emergency produced by COVID-19, in matters such as health, fiscal and tax policy, investment promotion, citizen security and internal order, work and employment promotion, education, prevention and protection of people in vulnerable situations, goods and services for the population, protection of productive, extractive and service sectors, cultural promotion and tourism.

•	On April 3, 2020, a plenary session of Congress approved Law No. 31018, allowing the suspension of the collection of tolls in all the Toll Collection Units of the national, regional, and local road networks (Red Road) during the state of national emergency of the country. However, on August 25, 2020, the Constitutional Court declared founded an unconstitutionality lawsuit against Law No. 31018.

•	On April 3, 2020, Law No. 31016 was approved, which empowers the Comptroller’s Office to control the entities of the National Control System referred to in article 3 of Law No. 27785 that receive assigned public resources during the health emergency due to COVID-19; that is, in investment projects, acquisition of goods and services, works, and in all activities and processes in which public resources are transferred without any limitation, applying simultaneous control under the following modalities: concurrent control, control visit and ex officio orientation.

•	On May 1, 2020, Law No. 31017 was published in the Official Gazette, which established that members of the Private Pension System can withdraw up to 25% of the total balance of their individual capitalization account (CIC), with a maximum amount equivalent to three Tax Units (“UIT”) (then S/12,900.0) and a minimum amount equivalent to one UIT (then S/4,300.0).

•	On August 26, 2020, Law No. 31039 was published in the Official Gazette, establishing the automatic promotion for professional, technicians, administrative personnel, among others in public healthcare for Ministry of Health, its public entities, regional governments and EsSalud. It was declared unconstitutional by the Constitutional Court in December 2020.

•	On August 29, 2020, Law No. 31040 was published in the Official Gazette, modifying the Penal Code and Protection and Defense of the Consumer Code to regulate the prices of medicine and necessary products for health protection in the middle of the public health emergency.

•	On October 8, 2020, Law No. 31050 was published in the Official Gazette which established extraordinary measures to reprogram or freeze debts in order to alleviate the situation of micro and small companies as a consequence of COVID-19.

•	On November 27, 2020, the SBS issued Resolution No. 2979-2020, which set forth the regulatory framework for the operating procedure that allows pensioners of the private system to withdraw their funds in the amount of up to four UIT (then S/17,200.0) from their individual account, following the publication made in the Official Gazette “El Peruano” on November 18, 2020 of Law No. 31068 that authorizes extraordinary withdrawal of funds in the Private Pension System. The SBS resolution came into effect on December 9, 2020, allowing pensioners to submit their applications until March 9, 2021.

•	On November 30, 2020, Congress approved Law No. 31084, Public Sector Budget Law for fiscal year 2021. The executive branch’s proposal contemplates a budget of S/183,029.0 million for year 2021, including 142 projects prioritized by Congress in consensus with the Ministry of Economy and Finance.

•	On December 3, 2020, Congress approved by 111 in favor, seven against and one abstention the vote of confidence in favor of the Ministerial Cabinet chaired by Violeta Bermúdez.

•	On December 3, 2020, Congress approved Law No. 31083 that authorized active and inactive contributors of the public system to withdraw funds from the accounts of the Social Security Normalization Office (“ONP”) in the amount of up to one UIT, then equivalent to S/4,300.0 for one time and on an exceptional basis. The executive branch filed before the Constitutional Court an action to declare the law approved by Congress unconstitutional. Pursuant to the procedure, the Constitutional Court notified the filing of the suit to Congress, which submitted its response on January 25, 2021, and on February 4, 2021, the Constitutional Court unanimously declared the unconstitutionality of Law No. 31083.

•	On December 11, 2020, Congress approved a bill that set forth provisions to eliminate discrimination in public sector employment, including the gradual elimination of the Administrative Contracting Services (contrato administrativo de servicios, “CAS”) regime. CAS is a temporary modality of employment applicable only to the public sector, with reduced benefits in comparison to the general labor regime. The CAS regime does not provide for the payment of CTS and involves reduced legal bonuses and severance payments. The initiative obtained 113 votes in favor, one against, and seven abstentions. On January 14, 2021, the executive branch observed the bill, claiming that this initiative violated the constitutional mandate that establishes that the legislative branch does not have public spending powers and violated the objective of the Civil Service Regime. In March 2021, however, Congress approved the bill that eliminated the CAS regime.

•	On December 17, 2020, the Constitutional Court unanimously declared Law No. 31039, that provided for automatic promotion of health sector personnel, unconstitutional. This law had been approved by Congress in August 2020 and authorized the automatic promotion on an exceptional basis after one year of service; its scope covered healthcare professionals, technicians and assistants who worked through CAS contracts with the Ministry of Health.

•	On December 19, 2020, by 94 votes in favor, six against and 15 abstentions, Congress approved in a second vote amending Article 16 of the Constitution of Peru, so that the State annually invests in the education sector no less than 6% of GDP. Law No. 31097 was published in the Official Gazette “El Peruano” on December 29, 2020. Although the executive branch has declared its intention to file an unconstitutionality action, the executive branch has not yet filed any action before the Constitutional Court in order to declare Law No. 31097 unconstitutional.

•	On November 25, 2020, Congress approved a bill that repealed Emergency Decree No. 014-2020, which regulated general provisions necessary for collective bargaining in the public sector. The executive branch observed the abovementioned bill, indicating that although there was the right to collective bargaining, the Constitutional Court had already established that this kind of regulation needed to comply with the balanced budget rules. However, on January 21, 2021, Congress approved Law No. 31114, which was published in the Official Gazette “El Peruano” on January 22, 2021. On February 2, 2021, the Ministry of Economy and Finance issued a statement in this regard indicating that the repeal of Emergency Decree No. 014-2020 implies that collective bargaining in the public sector is not possible since there is no applicable regulatory framework on which to negotiate.

•	On December 30, 2020, Congress approved a bill that gave powers to the Central Bank to set caps on bank interest rates, which would imply a modification of Article 52 of the Ley Orgánica del Banco Central de Reserva del Perú, or the Central Bank’s Charter, as it would grant this institution the power to set minimum and maximum rates every six months for the purpose of regulating the interest rate market. The bill adds that rates charged above the maximum will be considered usury, and classified as a crime, adding that the SBS will be responsible for supervising the maximum rates, proceeding to sanction and reporting to the competent body the financial institutions that exceed this limit. The executive branch observed the law on February 2, 2021, stating that “The application of interest rate caps is an extreme form of state intervention that, in addition to violating the antitrust principle, affects the information transmission mechanisms and tends to eliminate market incentives.” On February 20, 2021, the Congressional Commission for the Protection of Consumers scheduled this bill for debate in Congress.

•	On January 3, 2021, in order to tackle and prevent tax evasion, the executive branch published the Annex of the Supreme Decree No. 430-2020-EF, which contains the regulatory norms to Legislative Decree No. 1434, under which banks will have to deliver to SUNAT the financial information of customers and companies that have S/10,000.0 or more in their accounts. On January 26, 2021, by Supreme Decree No. 009-2021-MEF, the amount of bank accounts whose information banks must report was set at seven UIT, then equivalent to S/30,800.0. On January 28, 2021, the South Lima Bar Association filed before the Constitutional Court a lawsuit to declare Law No. 1434 unconstitutional. At the plenary session of the Constitutional Court held on November 11, 2021, the Constitutional Court declared unfounded the claims of unconstitutionality of Article 3 of Legislative Decree No. 1434.

•	On January 7, 2021, Law No. 31112 was published in the Official Gazette “El Peruano” providing for control of mergers and business concentrations, which Congress had approved with 91 votes in favor, 11 against and 3 abstentions. This law specifies that prior control by the SBS is only required in the case of business concentration operations that involve entities from the financial sector that collect deposits from the public or insurance companies, which carry relevant and imminent risks that compromise the soundness or stability of the aforementioned companies or of the systems of which they take part. Law No. 31112 came into force on June 14, 2021.

•	On January 26, 2021, the Special Multiparty Commission in Charge of Evaluating, Designing and Proposing the Bill for the Comprehensive Reform of the Peruvian Pension System approved the draft bill titled “Framework Law of the Universal Integrated Pension System.” The main aspect of this proposed bill is that it would create a “Universal Integrated Pension System” comprising the Public Pension System, the Private Pension System, and the assistance programs “Pensión 65” and “Contigo.” This new “Universal Integrated Pension System” would be funded by two components: (i) a non-contributive universal component funded by public funds; and (ii) a contributive mandatory component funded by contributions from affiliates. Based on the draft bill approved, on March 24, 2023, the Labor and Social Security Commission of Congress tried to approve an opinion that proposed the creation of a “Single Integrated Pension System”, based on a scheme made up of three pillars: (i) a non-contributive universal component, (ii) a contributive mandatory component and (iii) a contributive complementary component. Ultimately, in May 2023, the aforementioned bill was rejected by the Labor and Social Security Commission.

•	On February 3, 2021, the debate on the second vote on the bill to reform Article 40 of the Constitution that would enable double formal employment of medical personnel hired by the government due to the health emergency caused by COVID-19 was held and the bill was approved by Congress on February 4, 2021. Law No. 31122 was published on the Official Gazette “El Peruano” on February 10, 2021. Subsequently, Law No. 31427 temporarily extended the exception that enabled double formal employment of medical personnel hired by the government due to the health emergency.

•	On February 4, 2021, in a second vote the Congress passed a constitutional reform bill to amend the regulation of the parliamentary immunity established in Article 93 of the Constitution. The reform establishes that any indictment against a congressman for the commission of common crimes would be processed before the Supreme Court of Justice, instead of the Congress. The executive branch formalized the constitutional reform that eliminated parliamentary immunity on February 6, 2021, when Law No. 31118 was published.

COVID-19 Economic Plan measures approved during 2021

In 2021, the availability of vaccines contributed to the recovery of the economy, facilitating the control of the health emergency and the generation of employment. It also allowed a gradual reduction in mobility restrictions, requiring less fiscal stimulus in response to the COVID-19 pandemic. The government support amounted to 3.4% of GDP. Among the measures adopted by the government were:

Tax Measures

In 2021, tax measures approved in 2020 were revoked. As a result, tax revenues amounted to approximately 0.2% of GDP.

There were payments of tax debts under certain benefits. In addition, tax benefits approved in 2020 had a positive effect on income tax payment in 2021.

The positive effect of these measures was slightly offset by the negative effect of the temporary reduction of rates applicable to the import of medicines and medical supplies. Likewise, there was a lower tax collection.

Public Spending Measures

In 2021, public spending measures amounted to S/28 billion (3.2% of GDP) and were aimed at mitigating the effects of the COVID-19 pandemic though actions to protect public health, support vulnerable families and ensure economic reactivation, as detailed below:

•	Strengthening of the public health system. The measures amounted to S/13 billion and made it possible to guarantee the purchase of equipment for health personnel, medicines, oxygen, and COVID-19 tests, among others. In addition, public health measures aimed at the allocation of resources necessary to ensure the COVID-19 vaccination campaign was the largest contributor in terms of total expenditure measures in 2021 (47%).

Support to vulnerable families. S/10 billion were allocated to help mitigate the economic effects of the COVID-19 pandemic on the purchasing power of the most vulnerable citizens due to the health crisis. In January 2021, a bonus of S/600.0 was approved for targeted families in regions with extreme risks of COVID-19 infection; while in August 2021, the Yanapay Peru bonus was approved, which consisted of a subsidy of S/350.0 for each person living in poverty, benefiting 13.5 million vulnerable citizens. Likewise, in November 2021, the government approved the delivery of an S/210.0 bonus for workers whose monthly income does not exceed S/2,000.0, covering around three million workers. Scholarships and loans were also granted to students with high academic performance and low economic resources.

•	Reactivation of the economy. Public spending was focused on generating employment and helping key sectors of the economy. The “Start Peru” (Arranca Peru) and “Work Peru” (Trabaja Peru) programs financed the continuity of investment projects, as well as investments in education, agriculture, housing and sanitation by regional and local governments. This was complemented by the “Peru on the Move” (Peru en Marcha) program, which implemented water and sanitation works in both urban and rural areas of the country, and also allocated resources to improve roads, sidewalks, parks, among others. In addition, resources were allocated to companies, such as subsidies to micro and small companies, and to guarantee the Reactiva Peru program.

•	Additionally, an aggressive public investment budget was approved in order to support the economic growth recovery process. In 2021, there was a historical increase in the budget for investment (S/56.1 billion), which allowed for growth in public investment, thus promoting economic reactivation, employment promotion and the reduction of infrastructure gaps.

Liquidity Measures

The “Support to Micro and Small Business (PAE-MYPE)” program was implemented, which granted government guarantees of up to S/2.0 billion for working capital loans placed by companies of the financial system, in order to provide support to micro and small companies that were affected by the COVID-19 pandemic.

In addition, the “Strengthening of Microfinance Specialized Institutions” program was created in order to protect the saving of the users of the financial system and strengthen the continuity of the payment chain. Under this program, the temporary participation of the State in the capital stock of eligible microfinance entities was authorized, as well as the temporary purchase by the State of debt instruments of microfinance entities, and the easing of the corporate reorganization of these entities through the granting of guarantees.

Loans guaranteed under the “Reactiva Peru” and PAE-MYPE programs were rescheduled, allowing the grace period of such programs to be extended by up to one year.

Impact of COVID-19 measures on public finances

The fiscal measures to counteract the economic consequences of the COVID-19 pandemic were designed to have a short-term impact on public finances. In addition, in 2021, tax revenues increased. General government fiscal revenues amounted to S/184,129 million (21.0% of GDP). Non-financial general government expenditure totaled S/194,307 million (22.2% of GDP).

COVID-19 Economic Plan measures approved during 2022

Following the onset of the pandemic in 2020, large public spending measures were adopted to mitigate the impact of the health emergency.

The implementation of the COVID-19 vaccination plan began in 2021 as a key tool to reactivate the economy and reduce the need for greater restrictive measures to contain the spread of COVID-19. Peru’s vaccination plan established voluntary immunization by age groups for people over 18 years of age and adolescents between 12 and 17 years of age.

The target population was 27.9 million people, resulting in the administration of 51.1 million doses of Sinopharm, AstraZeneca and Pfizer vaccines in 2021. As of December 31, 2022, 94.0% of the target population received the first dose of the COVID-19 vaccine, 90.3% received the second dose and 74.0% received the third dose.

Public spending measures to address the pandemic were 4.0% of GDP in 2020 and 3.2% of GDP in 2021. In 2022, COVID-19 public spending was only 1.4% of GDP, which was mainly focused in vaccines, health sector and default payments under credit programs, which expenses are expected to continue decreasing in the coming years.

It is important to note that resources were focused on current spending of a short-term nature. Thus, in 2020, current spending reached a historical maximum of 20.2% of GDP, of which 3.7% corresponded to COVID-19. This level was reduced in 2022, to 15.9% of GDP (0.9% of GDP directed to COVID-19), slightly higher than the pre-pandemic level (2019: 15.4% of GDP). Spending measures to address the pandemic were divided into three areas:

i)	attention to the health emergency, mainly by strengthening health services (personnel, equipment and supplies) (0.8%);

ii)	support to vulnerable families and MYPEs (0.1%); and

iii)	support for economic reactivation through temporary employment programs and interventions to strengthen the chain of payments (0.5%).

It is worth mentioning that health-focused measures played an important role in all years of the health emergency, while support to vulnerable families and businesses was concentrated in the first year of the pandemic.

Within the framework of the prevention of COVID-19, vaccinations continue to be administered in accordance with the COVID-19 vaccination plan. As of June 30, 2023, vaccination levels are as follows:

•	Of the estimated population aged 12 and over (28,579,408): 94.0% have received one dose, 90.4% have received two doses, 74.7% have received three doses and 28.1% have received four doses. Based on the estimated population for this segment, a total of 82,609,771 doses have been administered.

•	Of the estimated population aged between 5 and 11 (4,201,842): 75.2% have received one dose, 62.5% have received two doses and 19.5% have received three doses. Based on the estimated population for this segment, a total of 6,605,886 doses have been administered.

As of September 30, 2023, vaccination levels are as follows:

•	Of the estimated population aged 12 and over (28,579,408): 94.1% have received one dose, 90.5% have received two doses, 74.9% have received three doses and 28.1% have received four doses. Based on the estimated population for this segment, a total of 83,362,457 doses have been administered.

•	Of the estimated population aged between 5 and 11 (4,201,842): 75.3% have received one dose, 62.7% have received two doses and 20.0% have received three doses. Based on the estimated population for this segment, a total of 6,640,359 doses have been administered.

Measures to mitigate the increase in oil and food prices in the Peruvian economy

At the fiscal policy level, Peru approved a set of extraordinary temporary targeted measures to mitigate the negative effect of the price increases on the income of the country’s most vulnerable population.

Temporary measures for fuels

The government established temporary measures to avoid significant increases in the consumer price of the main fuels used by low-income families. Thus, through Supreme Decree No. 002-2022-EM and Supreme Decree No. 007-2022-EM, 84 and 90 octane gasoline, 84 octane gasohol and bulk LPG were temporarily included until September 30, 2022, in the Fund for the Stabilization of Prices of Fuels derived from Petroleum (Fondo para la Estabilización de Precios de Combustibles - FEPC). Furthermore, through Supreme Decree No. 004-2022-EM published on April 5, 2022, the amount of the discount voucher in the Energy Social Inclusion Fund (Fondo de Inclusión Social Energético - FISE) was temporarily increased from S/20.00 to S/25.00 per 10.0 kg gas cylinder for a six-month period.

Tax measures

On the tax policy, the most consumed fuels in the country (gasoline, gasohol and various types of diesel) were temporarily exempted from the Selective Consumption Tax (“SCT”), and the Value-Added Tax (“IGV”) was temporarily exempted for foods that have a greater impact on the basic food basket of lower income households. Through Supreme Decree No. 068-2022-EF, 84 and 90 octane gasoline, 84 octane gasohol, bulk LPG and several types of diesel (including B5 S-50 UV) were exempted from SCT. This measure was in effect from April 4 until June 30, 2022. Additionally, by means of Law No. 31452, food products such as eggs, chicken, sugar, flour and noodles were temporarily exempted from IGV from May 1 to July 31, 2022.

The implementation of these measures had an estimated fiscal cost of approximately 0.2% of GDP by 2022.

The above measures have been complemented with temporary allocations of public spending intended to improve the quality of life of vulnerable populations. In order to counteract the shortage and high prices of fertilizers, the government has taken measures to subsidize, purchase and deliver nitrogen fertilizers to agricultural producers nationwide. Thus, in July 2022, S/347 million allocated for the purchase of fertilizers to benefit agricultural producers that manage up to ten units of agricultural hectares. Before that, in May 2022, a budget of S/349 million was approved for the purchase of 66 thousand tons of fertilizers that would benefit 155 thousand agricultural producers who managed up to five hectares of agricultural units, to try to secure the 2022-2023 agricultural campaign.

Measures adopted by the government

In September 2022, the government launched the “Plan Impulso Perú” to boost economic growth, generate higher levels of employment, and support the most vulnerable populations. In December 2022, members of the Budget and General Account Commission of the Republic unanimously approved seven bills forming part of the Plan Impulso Perú, which were proposed by the executive branch. Five out of these seven bills have been already passed into law and are in force:

1)       On December 30, 2022, Law No. 31655 was published, which provides for the financing of the Complementary Maintenance Program for Educational Premises 2022-2023 for S/150.0 million for school maintenance and improvement of facilities.

2)       On December 30, 2022, Law No. 31658 was published, which creates the Business Impulse Program, to provide MYPEs with access to state-guaranteed loans at an affordable cost. The program contemplates state guarantees for up to S/2.0 billion for lines of credit granted by financial system entities such as banks, microfinance institutions, and savings and credit cooperatives, Banco de la Nación, COFIDE and other entities of the financial system. On March 25, 2023, the government published the Supreme Decree No. 041-2023-EF approving the granting by the national government of such state guarantees up to the sum of S/2.0 billion.

3)       On January 21, 2023, Law No. 31674 was published, which establishes provisions to ensure compliance with the payment obligations of the Fund for the Stabilization of Prices of Fuels derived from Petroleum (“FEPC”), which would help to mitigate the effect of the international increase in fuel prices in the local market. The Ministry of Economy and Finance explained that the FEPC was critical in preventing the price of diesel from increasing by S/5.0 per gallon and affecting transportation costs. The law provides S/1.6 billion to the FEPC in order to compensate oil refineries for the obligations generated in 2022. In 2004, the FEPC was created by Emergency Decree 010-2004, and it acquired permanent status through the seventh complementary disposition of Law No. 29952 “Ley de Equilibrio Financiero del Presupuesto del Sector Público para el Año Fiscal 2013” in 2012. The subsidy mainly focuses on diesel and liquid petroleum gas.

4)       On February 9, 2023, Law No. 31683 was published, which promotes the economic reactivation of micro, small, and medium-sized companies (“MIPYMEs”) through the MIPYME Entrepreneur Fund, which is expected to impact 10,000 MIPYME companies. This fund provides grants to boost productivity and incentivize business initiatives, innovation, digitization, business group formation and product chains through support programs for this sector which have been in place since 2014.

5)       On February 15, 2023, Law No. 31688 was published, which creates the “Electricity Bond” in favor of residential users of the public electricity service, expected to benefit five million Peruvians at a cost of S/148.9 million. This subsidy is focused on low-income individuals, allowing them to cover fixed energy costs for up to S/30.0 for three months distributed at S/10.0 per month such that the subsidy can be considered to focus on low-consumption users.

Additional legislative proposals of “Plan Impulso Perú” are pending approval by the Peruvian Congress:

6)       PL 3401/2022-PE, which establishes the granting of an extraordinary subsidy to promote the formal hiring of people between the ages of 18 and 29 in the private sector. The subsidy is aimed at the formal hiring of young people in companies with up to 100 workers for a period of maximum six months. The Ministry of Economy and Finance expects such subsidy to increase formal employment by 4% and create 164,000 additional jobs, as compared to a 1% increase in formal employment without the subsidy.

7)       PL 3510/2022-PE, which establishes extraordinary provisions to guarantee the continuity of public transportation at the provincial level for people in Lima and Callao. This measure will allow the implementation of two subsidies – one subsidy in favor of the authorized public transportation service providers and one indirect subsidy which assumes a portion of the tariffs tied to the public transportation services. These two measures will operate in parallel, have an estimated cost of S/89.7 million for a period of 50 calendar days and will be administered and verified by the Urban Transportation Authority for Lima and Callao.

In addition to “Plan Impulso Perú,” in December 2022, the Peruvian government released the “Con Punche Perú” program, which contains initiatives focused on social infrastructure and production. The “Con Punche Perú” program focuses on three components: (i) household economy reactivation, (ii) regional reactivation, and (iii) sectoral reactivation. The initiatives are focused on rapid implementation and impact. The sectors that are targeted beneficiaries are tourism, agriculture, among others. As of April 2023, the total cost relating to the approved measures related to the program is S/7,856 million.

In the first part of the program, it provided an injection of approximately S/3.5 billion and in the second part, it is expected to provide approximately S/4.4 billion. The objective of the supplementary credits is to finance higher expenditures in the three components referred to above.

Regarding the household economy reactivation component, the initiatives are already in implementation within the framework of the “Con Punche Perú” program, providing for an extraordinary subsidy for beneficiaries of the Juntos, Pensión 65 and Contigo programs, with bonuses between S/200.0 and S/300.0. This component aims to mitigate the effects of inflation on food with approximately 1.4 million beneficiaries. Natural gas expansion programs, among others, are also being included.

Regarding the regional reactivation component, certain measures have been implemented, such as support to the new management teams of local and regional governments with technical assistance from employees of the central government, as well as the expansion of financing options for Servir managers (public career regime), and the promotion of a special fund for territorial developments for municipalities in 2023.

Regarding the sectoral reactivation component, the extension of the reprogramming terms of the guarantee schemes Reactiva Peru, Fae Texco and Fae Turismo were approved on December 27, 2022. In addition, approval was granted on January 3, 2023, for (i) the free disposal of the deposited amounts referred to in the tax obligations payment system, that is, a procedure was established for certain taxpayers to request the free disposal of the balance accumulated in their withdrawal accounts and (ii) an extension to comply with tax obligations to MYPEs.

In addition to the above, the Ministry of Economy and Finance and the Ministry of Defense established the Executive Board for the Development of the Naval Industry (the “Board”). The Board has the purpose of articulating policies and actions between the public and private sectors to promote the development of the Peruvian naval industry. Moreover, Peru continues to advance the construction of the Multipurpose Port Terminal in Chancay.

On May 19, 2023, the Minister of Economy and Finance, Alex Contreras, announced the “Con Punche Perú 2” program, which consists of an investment of more than S/5,900.0 million to support sectors impacted by the increase in poverty rates, a potential global El Niño phenomenon and the increase in inflation. The “Con Punche Perú 2” program focuses on four components: (i) household economy reactivation, (ii) regional reactivation, (iii) sectoral reactivation, and (iv) MYPE reactivation.

Regarding the household economy reactivation component, the Minister of Economy and Finance has emphasized the fight against poverty. One of the programs to be implemented is, for example, the “Juntos Urbano” social program, which consists of serving families living in poverty in urban and peri-urban areas with different types of financial assistance. An additional aspect of this component is the educational credit, which will provide financial assistance in the form of educational loans to lower-income students with great potential so that they may continue their studies in the main universities in Peru. Further, the “Lurawi” Temporary Employment Program will be expanded, with a focus on inter-sectoral impact and infrastructure maintenance projects.

Regarding the sectoral reactivation component, work will be done to strengthen the airport and naval industries, so that public infrastructure is complemented by private investment for the benefit of the population, in addition to promoting tourism and supporting health, education, public security and the mining industry.

Regarding the MYPEs reactivation component, the budget for the Impulso MYPERU program will increase to S/3 billion from S/2 billion. Moreover, an additional S/1 billion will be allocated in the form of guarantees to continue financing MYPEs.

Lastly, regarding the regional reactivation component, measures under consideration include the allocation of an additional S/1 billion for the financing of regional and nation-wide projects, with more than S/100.0 million dedicated to works in favor of the 200 local governments with the greatest needs. In addition, S/20.0 million will be allocated to provide technical assistance and support to local governments with the greatest needs in improving their record keeping and technical systems.

General government policy for presidential term

On March 25, 2023, the Presidency of the Ministerial Cabinet published Supreme Decree No. 042-2023-PCM, which approved the General Government Policy (“GGP”) for the current presidential term. The GGP contains nine goals and guidelines that will guide policies at the national level. The GGP seeks to define the interventions necessary to close the main gaps identified in order to facilitate the exercise of the fundamental rights of the people.

The first goal, “Social Peace and Governance,” seeks to guarantee access to justice for the families of victims of social mobilizations, as well as democratic constitutional succession, respecting the popular will. This goal aims to generate the conditions for adequate inclusive economic growth.

The second goal, “National Agreement and Dialogue,” is meant to build a more democratic society and improve coordinated action at the three levels of government.

The third goal, “Social Protection for Development,” aims to fight against discrimination and racism, promote food security and social inclusion of vulnerable populations, and strengthen the prevention and care of violence against women and family members.

The fourth goal, “Economic Reactivation,” aims to guarantee macroeconomic stability, promote private and public-private investment, foster business development with an emphasis on MIPYMEs, and implement mitigation measures against climate change, among other actions. Meanwhile, the fifth goal, “Promoting the Development of the States,” provides guidelines for the modernization of the management of subnational governments and the assurance of investments with a territorial approach.

The sixth goal, “Fight Against Corruption, Public Order and Security, and Defense of National Sovereignty,” proposes guidelines to respond comprehensively to security and corruption problems, which have become widespread in the country. The objective is to accelerate the implementation of a meritocratic civil service and the consolidation of the model of integrity in public service. It also contemplates the strengthening of citizen security, internal and public order, and the operational capacities of the Peruvian Armed Forces and the National Police, and disaster risk management. In addition, it emphasizes promoting alternative, comprehensive and sustainable development in areas affected by drug trafficking.

The seventh goal is “Good School Year with Recovery of Learning,” which highlights the improvement of the educational infrastructure in prioritized territories, the promotion of students’ enrollment, attendance and permanence, the strengthening of the teaching career and the assurance of intercultural education.

The eighth goal is “Health as a Human Right,” which prioritizes the access to health services, the improvement of cancer prevention and treatment, the strengthening of the fight against anemia and chronic child malnutrition, and the improvement of infrastructure, equipment, and healthcare services at different levels of complexity.

Finally, the ninth goal is “More Infrastructure and Services for a Better Quality of Life,” which, among other matters, provides guidelines to reduce the gaps in housing for highly impoverished families, in drinking and irrigation water, in energy and in connectivity services, with a focus on rural and peri-urban areas.

Selected Economic Information
(in millions of U.S. dollars, except as otherwise indicated)

	As of the Years ended December 31,
	2019(1)	2020(1)	2021(1)	2022(1)	2023(1)
Domestic economy
GDP (in millions of S/ at current prices)	767,748	710,175	849,007	930,738	960,974
Real GDP (in millions of S/ at constant 2007 prices)	546,605	487,191	552,560	567,390	564,261
Real GDP growth rate (in %)	2.2	(10.9)	13.4	2.7	(0.6)
CPI (change for the period in %)	1.9	2.0	6.4	8.5	3.2
Unemployment rate (in %)(2)(11)	6.4	12.7	9.8	7.8	6.8
Unemployment rate (in %)(2)(12)	6.6	12.8	11.3	7.7	6.9
Underemployment rate (in %)(3)(12)	35.8	45.6	48.6	43.3	41.6
Balance of payments
Total current account	(1,424)	1,890	(4,674)	(9,743)	2,219
of which:
Trade balance	6,879	8,102	15,115	10,166	17,678
Total capital account	7,377	6,386	15,392	8,809	(1,309)
of which:
Foreign direct investment	4,775	663	7,142	11,201	3,918
Errors and omissions(4)	956	(2,974)	(6,307)	(4,155)	(3,671)
Overall balance of payments(5)	6,909	5,301	4,410	(5,089)	(2,760)
Change in Central Bank net international reserves (period end in %)	13.6	9.4	5.1	(8.4)	(1.2)
Central Bank net international reserves (period end)	68,316	74,707	78,495	71,883	71,033
Public sector balance
Central government revenue(6)	38,489	30,528	40,694	46,770	40,880
As a % of GDP	16.3	14.7	17.9	19.2	16.8
Central government expenditure(7)	40,556	46,738	45,319	48,728	45,912

	As of the Years ended December 31,
	2019(1)	2020(1)	2021(1)	2022(1)	2023(1)
As a % of GDP	17.4	22.7	20.0	19.9	18.8
Central government fiscal balance	(2,067)	(16,210)	(4,625)	(1,958)	(5,032)
As a % of GDP	(0.9)	(7.9)	-2.0	(0.8)	(2.1)
Overall non-financial public sector fiscal balance (deficit)(8)	(3,765)	(18,263)	(5,711)	(4,171)	(6,893)
As a % of GDP	(1.6)	(8.9)	(2.5)	(1.7)	(2.8)
Public sector debt
Public sector external debt	22,554	32,455	45,533	46,194	46,026
As a % of GDP	9.7	15.7	20.2	18.9	17.2
Public sector domestic debt(9)	38,944	36,108	34,029	38,153	42,969
As a % of GDP	16.7	17.5	15.0	15.6	16.1
Total public sector debt	61,497	68,563	79,562	84,346	88,995
As a % of GDP	26.4	33.3	35.2	34.5	33.3
Public sector external debt service
Amortizations(9)	2,205	935	435	1,718	2,905
Interest payments(9)	1,170	1,150	1,341	1,630	2,106
Total external debt service	3,375	2,085	1,776	3,348	5,010
As a % of exports of goods and services(10)	5.9	4.4	2.6	4.6	6.4
Exchange rate (end of period, S/ per U.S.$)	S/ 3.32	S/ 3.62	S/ 4.00	S/ 3.82	S/ 3.71
Exchange rate (average, S/ per U.S.$)	S/ 3.34	S/ 3.50	S/ 3.88	S/ 3.84	S/ 3.74

(1)	Preliminary data.

(2)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment.

(3)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) working part time who would prefer to work more hours, plus the percentage of the working-age population that usually works full time but which, in the week the employment survey was conducted, worked fewer than 35 hours per week as a result of economic constraints.

(4)	Represents errors and omissions in compiling balance of payments accounts based on double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.

(5)	Includes current account balance, financial account and errors and omissions.

(6)	Excludes privatization receipts.

(7)	Includes interest payments.

(8)	Includes the non-financial public sector and the Central Bank.

(9)	Excludes Central Bank debt.

(10)	Includes exports of goods and services and investment income.

(11)	Source: Ministry of Labor and Promotion of Employment.

(12)	Source: National Institute of Statistics.

Source: Central Bank, unless otherwise indicated.

Risk Factors

This section describes certain risks associated with investing in Peru’s securities. You should consult your financial and legal advisors about the risk of investing in Peru’s securities. Peru disclaims any responsibility for advising you on these matters.

Peru may experience political, economic, or social problems that may interfere with Peru’s ability to service its indebtedness.

Throughout its history, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy, having completed a peaceful transition from the administration of President Humala to President Kuczynski, who took office in July 2016, in addition to the prior transition to President Humala by President García. President Kuczynski was in office through March 23, 2018, when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Vizcarra was sworn in as president to complete the term through 2021. After President Vizcarra stepped down in November 2020, there was a short period of turmoil that was resolved after interim President Merino resigned and President Sagasti took office. President Sagasti remained president until July 2021, when President Castillo took office.

President Castillo is a left-wing politician who campaigned on improving education and empowering Peruvian citizens, with a focus on rural and provincial communities. He faced political opposition from Congress. The legislative opposition planned to impeach Chancellor Béjar on his previous comments on the army and terrorist groups. He was forced to resign on August 6, 2021, and then was succeeded by Oscar Maúrtua. The Minister of Labor, Iber Maraví, and the then Prime Minister, Guido Bellido, were also to be impeached (Maraví based on alleged ties with terrorist group Shining Path and Bellido on comments regarding the nationalization of Camisea, a gas consortium composed of Argentine, Spanish and United States companies). Following these events, President Castillo asked the Prime Minister for his resignation on October 6, 2021, along with other members of the Ministerial Cabinet. As indicated in “Summary—Republic of Peru—Overview” above, on December 7, 2022, President Castillo was impeached by the Congress. The current Ministerial Cabinet is headed by Gustavo Lino Adrianzén Olaya. The current composition of the Ministerial Cabinet is described in “The Republic of Peru—History, Government and Political Parties—History” below.

On December 7, 2022, the Peruvian Congress approved the vacancy of President Pedro Castillo on the grounds of permanent moral incapacity after he announced plans to dissolve Congress and install an emergency government. That same day, then-Vice President Dina Boluarte was sworn in as president of Peru, thus becoming the first woman to serve as president of Peru.

On December 10 and December 13, 2022, President Boluarte officially appointed her Ministerial Cabinet, which at that time was to be led by Pedro Angulo Arana.

In the wake of President Boluarte’s swearing in, protests broke out in Lima, Arequipa, Apurimac, Ayacucho, Cuzco, Puno and other parts of the country, with protestors calling for the dissolution of the Peruvian Congress, a new Constitution and new elections. These protests intensified, resulting in attacks against police stations, airports, factories and, unfortunately, as a result of those events, civilian and police casualties.

On December 23, 2022, the Prime Minister, Luis Alberto Otárola Peñaranda, met with the president of the Peruvian Congress to discuss the joint mission of the two branches of government to achieve consensus in benefit of the country. One of the main subjects was to set the date for the presentation of the Ministerial Cabinet before the Plenary Assembly of Congress in order to obtain the Peruvian Congress’ vote of confidence. On January 10, 2023, the president of the Ministerial Cabinet attended a session of Congress and explained the government policy and requested a vote of confidence. After the parliamentary debate, Congress granted confidence to the Ministerial Cabinet with 73 votes in favor, 42 votes against, and six abstentions.

Since mid-March of 2020, the COVID-19 pandemic has disrupted economic activity and caused a global recession. As the COVID-19 Economic Plan was implemented, the economy has shown signs of recovery.

During the first semester of 2023, the multi-sectoral commission in charge of the “El Niño” – ENFEN announced the “El Niño Coastal Alert,” which affected Peruvian infrastructure and agriculture. For further information regarding the measures adopted by the government regarding the climate emergency, see “Measures Adopted to Mitigate Climate Emergency.”

Peru’s historical GDP growth rates, generally low inflation, and both fiscal and external surpluses have historically reflected, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and levels of poverty and unemployment continue. The poverty level was 29.0% in 2023, 27.5% in 2022, 25.9% in 2021, 30.1% in 2020 and 20.2% in 2019.

Future government policies to preempt or respond to social unrest could include, among other things, the suspension of the enforcement of creditors’ rights and new taxation policies. The worsening of current global conditions or a new economic or financial crisis could affect Peru’s economy and, consequently, materially adversely affect Peruvian economy. The government cannot assure you that Peru will no longer face political, economic, or social problems in the future or that these problems will not interfere with Peru’s ability to service its debt.

Furthermore, some of the measures proposed by the administration may generate political and social opposition, which may in turn prevent the government from adopting such measures as proposed. Moreover, the mass violent protests in several regions of the country following former President Castillo’s impeachment in December 2022, together with the recent political uncertainty have raised concerns about the ability of the government to implement long-term and consistent economic and social policies required to combat social and economic issues in the future, including those designed to promote economic growth and to counteract the impact of the COVID-19 pandemic. This creates further uncertainty in the ability of the administration to pass measures that it expects to implement. See “The Republic of Peru—History, Government and Political Parties—History.”

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia, and Venezuela, may have an adverse effect on other countries in the region, including Peru.

Public health crises and epidemics/pandemics, such as the novel COVID-19 virus may materially adversely affect Peru’s economy.

The government is deploying various economic and public health measures to address the pandemic caused by the novel COVID-19 virus. These measures are part of an economic stimulus plan that includes tax incentives among other tools intended to address the immediate impacts of the national state of emergency invoked by the government to attempt to contain the spread of the virus and lessen the strain on the healthcare system and the impact on the overall economy. The government has adopted specific measures to provide economic support to segments of the population, such as vulnerable population and small enterprises, which are most at risk in this crisis. See “Peru’s Economic Plan to Address the COVID-19 Pandemic.”

The COVID-19 pandemic had a material adverse impact on the Peruvian economy resulting in lower prices for primary goods, volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. In addition, social distancing and stay-at-home quarantine measures imposed to minimize pressure on the healthcare system and contain social costs, adversely affected dynamism of various productive sectors of the economy. Reduced activity in these economic sectors resulted in reduced employment and less income for families and companies. COVID-19 generated a simultaneous shock on supply and demand – a supply shock resulting from the abrupt paralysis of production in multiple sectors and on demand as a result of reduced consumption – which amplifies the negative effects on the economy.

Both the primary and secondary sectors of the Peruvian economy were affected, among the most impacted being: (i) tourism, restaurants, and travel agencies, (ii) transportation, warehousing, and messengers and (iii) art and entertainment, in particular because of the suspension of group activities and self-isolation/social distancing mandates. As a result, the government has implemented a plan to counteract the effects of COVID-19, targeted at minimizing the adverse impacts on the population and on economic activity.

The COVID-19 pandemic had political consequences due to former President Vizcarra’s administration’s failure to acquire vaccines before his removal from office. Former President Vizcarra accused Congress of causing the delay in the sanitary registration of the vaccines. It was later revealed that former President Vizcarra and some of his ministers were also vaccinated in private, even after they publicly denied it.

In the face of the crisis, Peru committed to dedicate significant resources to strengthening the public health system. Social support to the neediest families was approved to provide a public safety net to soften the brunt of the consequences of the virus on Peru’s most vulnerable citizens. Over the long-term, the Republic cannot assure you that the measures adopted to counteract the effects of the virus will be sufficient to restore public confidence or to restore economic growth.

Peru is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Peru is a foreign sovereign state. Any securities issued by Peru are subject to its law and jurisdiction and, as such, investors may not be able to effect service of process within their own jurisdiction upon Peru or to enforce against Peru judgments related to securities obtained in their own jurisdictions.

Corruption may hinder the growth of the Peruvian economy, and ongoing high-profile corruption investigations in Peru may affect the perception of Peru and its ability to access financing in the international markets.

Peruvian authorities are currently conducting several high-profile corruption investigations relating to the activities of certain Brazilian companies in the construction sector, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational and permitted. For example, of the following six key projects, the Gasoducto Sur Peruano, IIRSA Sur Tramo 2, IIRSA Sur Tramo 3, Chavimochic III, IIRSA Norte, Vías Nuevas de Lima and Obras de Trasvase de Proyecto Olmos projects, which collectively represented 5.0% of GDP in 2016, Gasoducto has been suspended, Olmos has resumed operations, and the other projects remain operational, although the overall delay relating to such projects has nevertheless resulted in a drop in GDP growth and overall infrastructure investment.

The government has made efforts to expedite the licensing of these stalled projects. For example, it requested that Odebrecht S.A. (“Odebrecht”), a prominent Brazilian construction company that was awarded the Obras de Trasvase de Proyecto Olmos contract and later found guilty of bribing government officials to sell its shares in the project. In addition, the government has authorized the auction of Gasoducto Sur Peruano, which could be finalized by year end. The government is also adopting legislation that aims to protect new investors and revising the language of government infrastructure contracts to include mandatory anti-corruption clauses. In February 2017, the government issued Emergency Decree No. 003-2017 in an effort to approve measures that ensure the continuity of infrastructure works and that government officials exercise caution when making payments in respect of stalled projects. In addition, on March 25, 2019, Peru’s Special Prosecution Group for the Lava Jato Related Investigations delivered to the Judiciary the effective collaboration agreement entered into with Odebrecht. This agreement allows the delivery of evidence and testimony for investigations in four cases in which Odebrecht admits bribery acts of Peruvian officials. Furthermore, the agreement also establishes the payment of the civil compensation in favor of Peru, which was estimated at approximately U.S.$225.1 million, including accrued interest.

Nevertheless, the potential outcome of such investigations, or any other potential high-profile corruption proceedings, on the relevant companies, projects involved, or government officials is uncertain. The Republic cannot predict how long these or other corruption investigations may continue or whether new allegations against government officials or other companies with operations in Peru will arise in the future.

Recently, former politicians involved in corruption-related matters have come under national attention. On October 31, 2018, the Judiciary ordered Keiko Fujimori to spend three years in jail, as a preventive measure, while prosecutors investigated claims regarding her party’s campaign donations. In addition, on April 17, 2019, during the course of a preliminary house detention, former President Garcia committed suicide.

Furthermore, on April 23, 2019, the Judiciary ordered 36 months of preventive detention for former President Kuczynski during the preparatory investigation in connection with allegations of his involvement in money laundering in respect of the Odebrecht case. Former President Humala and his wife also had problems with justice; the prosecutor requested imprisonment for 26 years for Nadine Heredia and 20 for Ollanta Humala.

On April 23, 2023, former Peruvian President Alejandro Toledo was successfully extradited from the State of California to face charges in Peru related to the Odebrecht corruption scandal. Former President Toledo is accused of having received millions of dollars in kickbacks in exchange for awarding Odebrecht with contracts to develop sections two and three of the Interoceanic Highway during his presidential term. Prosecutors initiated legal proceedings shortly after former President Toledo's extradition, and in October 2024, he testified in court in what is considered the final phase of the proceedings. Prosecutors requested a prison sentence of 20 years and six months, and former President Toledo is awaiting sentencing.

Another emblematic case is The White Collar of the Port case (“Caso Los Cuellos Blancos del Puerto”) with more than 334 lawyers (seemingly 151 judges and 183 prosecutors) involved in corruption cases and ties with politicians.

Allegations of or concerns about corruption activity, or actual or alleged violations of applicable anti-corruption, anti-bribery, or anti-money laundering laws by governmental authorities, could materially and adversely impact the Republic’s reputation, ability to attract foreign investment, and access to international financing, any or all of which could have a material adverse effect on the Republic’s economic growth and its ability to make payments on its debt obligations.

Extreme weather conditions and natural disasters could adversely affect Peru and its financial condition.

The Republic of Peru is located in western South America and has regions facing the Pacific Ocean and the equator, which may be affected by meteorological events and extreme weather conditions from time to time. In particular, Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which has in the past resulted in and may in the future result in severe flooding and mudslides. El Niño has the potential to cause extensive physical and economic damage. In early 2017, El Niño adversely affected agricultural production, transportation services, tourism, and commercial activity, caused widespread damage to infrastructure and displaced people and was expected to result in a 1.2% drop in GDP in 2017 relative to 2016 figures. A meteorological catastrophe, other extreme weather event or other natural disaster could, among other things, limit access to, damage or destroy one or more of the government’s properties or parts of its infrastructure, including roads and bridges. A catastrophe or other extreme weather event may also result in disruption to the local economy, and may cause labor, fuel and other resource shortages, any or all of which could have a material adverse effect on the Republic’s economic growth and its ability to make payments on its debt obligations.

On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures, and two reported deaths. This is the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007. The May 26, 2019 earthquake led to a U.S.$60.0 million partial payout of 30% of the principal on the IBRD CAR 120 Peru earthquake catastrophe bond on July 15, 2019.

There can be no assurances that Peru’s credit rating will improve, remain stable, not be downgraded, suspended or cancelled by the rating agencies.

Peru’s current long-term debt credit ratings are investment grade. They indicate that the Republic’s long-term debt securities are considered to have moderate credit risk.

On November 24, 2020, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On December 15, 2020, Fitch reaffirmed Peru’s long term foreign currency issuer default rating at BBB+ but changed the outlook from stable to negative.

On May 21, 2021, Moody’s Investors Service reaffirmed its A3 foreign currency long-term issuer ratings on Peru but changed the outlook from stable to negative.

On September 1, 2021, Moody’s Investors Service downgraded Peru’s rating to Baa1 from A3, upgrading the outlook from negative to stable.

On October 14, 2021, Fitch downgraded Peru’s long term foreign currency issuer default rating to BBB from BBB+, upgrading the outlook from negative to stable.

On October 15, 2021, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru; but changed the outlook from stable to negative.

On March 18, 2022, S&P Global Ratings downgraded Peru’s long-term foreign currency sovereign credit rating to BBB, from BBB+, upgrading the outlook from negative to stable.

On April 29, 2022, Fitch affirmed its BBB long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On October 20, 2022, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB but changed the outlook from stable to negative.

On October 25, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On December 12, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, downgrading the outlook from stable to negative.

On January 31, 2023, Moody’s Investors Service reaffirmed its Baa1 long-term foreign currency issuer ratings on Peru but changed the outlook from stable to negative.

On April 28, 2023, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, the outlook remained negative.

On October 25, 2023, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, the outlook remained negative.

On April 25, 2024, S&P Global Ratings downgraded the long-term foreign currency sovereign credit rating for Peru from BBB to BBB- and changed the outlook from negative to stable.

On April 26, 2024, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative.

On September 20, 2024, Moody’s reaffirmed Peru’s long-term foreign currency issuer default rating at Baa1 and changed the outlook from negative to stable.

Ratings address our creditworthiness and the likelihood that we will pay our long-term bonds in a timely manner. Peru’s credit ratings may not continue to improve and adversely affect the trading price of Peru’s debt securities, which could potentially affect Peru’s cost of funds in the international capital markets and the liquidity of and demand for Peru’s debt securities. Ratings are not a recommendation to purchase, hold, or sell securities and may be changed, suspended or withdrawn at any time.

Peru’s current ratings and the rating outlooks currently assigned to it are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. There can be no assurances that such credit ratings will be maintained for a certain period of time or that such credit rating will not be downgraded, suspended or cancelled upon the credit ratings agencies’ consideration or if circumstances will so require. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. Any credit rating downgrade, suspension, or cancellation may have an adverse effect on the market price and the negotiation of debt securities.

The Republic of Peru

Territory and Population

The Republic of Peru is located in western South America. It borders Ecuador and Colombia to the north, Brazil and Bolivia to the east and Chile to the south. Its territory covers an area of approximately 496,222 square miles, including a 1,500 mile-long Pacific Ocean coastline and a 200 mile-wide maritime zone. Peru’s major cities are Lima, the nation’s capital, Arequipa, Trujillo, Chiclayo, Iquitos, Piura, Chimbote and Cuzco.

Peru is divided by the Andes Mountains into three geographic regions: a narrow strip of desert along the western coast; a central region of high mountains that form part of the Andes; and a large, heavily forested area leading to the Amazonian plains in the east. Peru’s climate varies significantly by region, from tropical rain forests in the east and a dry desert in the west, to temperate and frigid regions in the mountainous central part of the country. The Andes rise over 20,000 feet and contain large plateaus and extensive valleys. Lima and other major cities, such as Trujillo and Chiclayo, are located along the coast. The map below shows Peru, its territorial subdivisions and bordering countries.

COLOMBIA
ECUADOR
PERU
BRAZIL
BOLIVIA
CHILE
SOUTH PACIFIC OCEAN
Quito
Iquitos
Tumbes
Piura
Chiclayo
Cajamarca
Moyobamba
Trujillo
Huaraz
Huanuco
Cerro de Pasco
Huacho
Lima
Callao
Huancayo
Huancavelica
Ayacucho
Abancay
Cusco
Puerto Maldonado
Ica
Puno
Arequipa
Moquegua
Tacna
La Paz
Peru
International Boundary
River
National Capital
Region Capital
City or Town
0 100 200 KM
© 2016 Geology.com

Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which raises the temperature of the superficial coastal waters, causing an increase in air temperature, a decrease in atmospheric pressure along the coast and an increase in the sea level along the Peruvian coastline. These conditions produce increased rainfall along the northern coast, which may result in severe flooding and mudslides. In 1998, the warm waters caused by El Niño disrupted Peru’s fishing and agricultural industries as marine life migrated to deeper, colder waters, crops were destroyed by flooding and elevated temperatures along the coast gave rise to new crop pests and plagues. The flooding caused approximately U.S.$1.2 billion in damage to Peru’s infrastructure. El Niño happens on average every six years; however, the timing of each recurrence, its length, and its severity cannot be predicted.

During the period from 2015-2016, El Niño reached its maximum “anomaly” (a metric that contemplates the difference between recorded and historic temperatures), which, in December 2015 was categorized as strong. Thereafter, during the second half of January 2017, surface temperatures of the ocean off the coast of Paita (located in the Piura region of Peru) steadily increased, leading the government to announce the increased possibility that El Niño would occur that year.

The El Niño Costero phenomenon originates in the ocean from Ecuador to the south of Peru when atypical atmospheric conditions cause a sudden increase in water temperature. In 2017, Peru experienced one of the worst El Niño Costero in over 50 years, which resulted in much higher rainfall than during the period from 2015-2016, affecting over 1,100,000 persons, including the displacement of over 230,000 persons, 143 deaths, the collapse of 25,700 homes and rendering 23,280 homes uninhabitable.

Peru’s southern region is located on seismic faults, which makes the area susceptible to earthquakes. In June and July 2001, two earthquakes of 8.4 and 7.6 magnitude on the Richter scale, respectively, struck along the coast of south-central Peru, causing an estimated U.S.$300 million in damage. The same area was hit with 8.0 magnitude earthquake in August 2007, which killed approximately 600 people, injured approximately 1,800 people, destroyed approximately 76,000 homes and caused damages estimated at over U.S.$230 million.

On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. This is the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007. This earthquake led to a U.S.$60.0 million partial payout of 30% of the principal on the IBRD CAR 120 Peru earthquake catastrophe bond on July 15, 2019.

Peru’s population, estimated to be approximately 33.73 million as of December 31, 2023 is multi-racial and multi-cultural, registering a population increase of 4.34 million or 14.8% compared to 2017, the date of the prior census. The population consists of a mix of Mestizo, native, Caucasian, African and Asian descendants. Spanish, Quechua, and Aymara are Peru’s official languages. According to INEI, as of December 2023, 11.1 million people reside in Lima, 2.1 million people reside in Piura, 2.1 million people reside in Trujillo, La Libertad, 1.6 million people reside in Arequipa, and 1.5 million people reside in Cajamarca.

According to the 2017 census, 65.2% of the population was 15 to 64 years of age, 50.8% was female and 49.2% male. During 2017, an average of 96.1% of children from six to 11 years of age attended school, while average attendance for children 12 to 16 years of age was 91.3%. The average years of education reached ten years for the Spanish-speaking population.

As of December 31, 2023, there were 95 licensed universities in Peru, of which 49 are public universities and 46 are private universities. The Universidad Nacional Mayor de San Marcos was founded in 1551 and is the oldest university in South America. As of the date of this report, there are nine licensed public universities in the department of Lima.

The World Bank classifies Peru as an upper-middle-income developing country. The following table provides comparative per capita GDP figures and other selected comparative statistics as of the years indicated.

	Bolivia	Ecuador	Peru	Colombia	Brazil	Venezuela	Argentina	Chile	United States
Per capita GDP
(in U.S. dollars)	3,564	6,216	7,120	7,914	8,970	4,087	12,512	16,901	70,573
Human Capital Index (HCI) (scale 0-1)	—	0.6	0.6	0.6	0.6	—	0.6	0.7	0.7
Life expectancy at birth, total (in years)	65	78	73	74	73	71	76	80	77
Infant mortality (per 1,000 live births; Under-five)	20	11	12	11	13	21	8	5	5
Adult illiteracy rate	6%	6%	6%	4%	5%	2%	3%	3%	2%
Population below the poverty line	36%	25%	27.5%	37%	—	33%	39%	6%	—

Sources: World Bank, 2024 Report by the United Nations Development Program and the Oxford Poverty & Human Development Initiative.

History, Government and Political Parties

History

Beginning in the ninth millennium B.C., several developed cultures began to settle in Peru, including the Chavín, Sechín, Chimú, Mochica, Paracas, Nazca, Tiahuanaco and Wari. In the 12th century A.D., the Quechua-speaking Inca settled around the Cuzco Valley. By the time the Spanish arrived in 1531, the Inca had created an empire that encompassed areas of modern Peru, Ecuador, Bolivia and Colombia. In 1533, the Spanish captured the Inca capital at Cuzco and by 1542 had consolidated their control over the entire Inca territory. In 1542, the Spanish established the viceroyalty of Lima, which governed vast portions of Spanish territorial possessions in South America.

Peru remained under Spanish rule until 1821, when José de San Martín proclaimed Peru’s independence, although the Spanish were not defeated until 1824. In the first two decades of the post-independence era, political fragmentation and instability plagued Peru, and it was ruled by at least 24 regimes between 1821 and 1845. During this period, Peru’s Constitution was rewritten six times. In the 1840s, Peru initiated a period of extraordinary economic growth driven by the exportation of guano, a form of fertilizer obtained from the droppings of birds in the Chincha Islands.

In 1879, Peru allied itself with Bolivia to fight an unsuccessful war against Chile over the disputed nitrate-rich Atacama Desert. This war, known as the War of the Pacific, ended in 1883 with the signing of the Treaty of Ancón, in which Peru ceded to Chile in perpetuity the nitrate-rich province of Tarapacá and relinquished, for a period of ten years, the provinces of Tacna and Arica. Tensions over these two provinces continued until 1929, when the United States brokered a deal that returned the province of Tacna to Peru but allowed Chile to retain control over the province of Arica.

From 1895 to 1914, Peru experienced political stability and economic growth. In 1914, Colonel Oscar R. Benavides (1914-15, 1933-39) orchestrated a military coup that ended almost two decades of uninterrupted civilian rule. In the early stages of World War I, Peru experienced a recession as the war temporarily isolated Peru from its export markets. When overseas trade resumed, demand for Peru’s export products increased dramatically and Peru suffered through a period of sustained inflation. This inflation had a particularly negative impact on Lima’s working classes and led to a wave of labor strikes in 1918 and 1919.

In 1919, Augusto B. Leguía (1908-12, 1919-30) began an 11-year rule known as the oncenio and created a new, progressive Constitution, adopted in 1920, that enhanced the power of the State to carry out a number of popular social and economic reforms. The regime weathered a brief post-war recession and then generated considerable economic growth by opening Peru to foreign loans and investment. Leguía’s popularity waned, however, as a result of a border dispute with Colombia involving territory in the rubber-tapping region between the Río Caquetá and the northern watershed of the Río Napo. Under the U.S.-brokered Salomón-Lozano Treaty of March 1922, the Río Putumayo was established as the boundary between Colombia and Peru.

During the 1930s, a popular movement, with origins in Mexico, known as the Alianza Popular Revolucionaria Americana, or American Popular Revolutionary Alliance, or APRA, spread to Peru under the leadership of Víctor Raúl Haya de la Torre. This continent-wide popular alliance quickly became a prominent center-left political party in Peru and a strong antagonist to Peru’s armed forces. In the presidential election of 1931, Luis Sánchez-Cerro (1931-33) defeated APRA’s Haya de la Torre, who accused Sánchez-Cerro of fraud.

Despite the political turmoil, Peru’s economy was one of the least affected by the Great Depression because of its relatively diversified range of exports, led by cotton, lead and zinc. Unlike many other Latin American countries that adopted import-substitution industrialization measures to counteract the effects of the Great Depression, Peru made relatively few alterations to its long-term model of export-oriented growth.

In 1939, Manuel Prado y Ugarteche (1939-45), a Lima banker from a prominent family and son of a former president, was elected president. He was soon confronted with a border conflict with Ecuador that led to a brief war in 1941. The conflict dated back to the post-independence period. Following independence, Ecuador had been left without access to either the Amazon River or the Río Marañón, the region’s other major waterway, and thus without direct access to the Atlantic Ocean. In an effort to assert its territorial claims in a region near the Río Marañón in the Amazon Basin, Ecuador’s military occupied the town of Zarumilla along its southwestern border with Peru. The Peruvian army responded and defeated the Ecuadorian army. For a discussion of Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations––Relations with Ecuador.”

During the 1950s and 1960s, Peru experienced export-led growth and increased national and foreign investment. During this time, many peasants migrated to the coast, the center of Peru’s economic growth. As a result of heavy migration, the population of metropolitan Lima increased from approximately 100,000 in 1940 to over 1.6 million in 1961.

In 1968, Peru returned to military rule when General Juan Velasco Alvarado (1968-1975) overthrew elected President Belaúnde Terry of Acción Popular, or AP. Velasco implemented an extensive program of agrarian reform and nationalized the fishmeal and oil industries, several banks and petroleum and mining companies. General Francisco Morales-Bermúdez Cerruti replaced Velasco in 1975. He presided over the transition to civilian rule and the adoption of a new Constitution in 1979.

In 1980, voters re-elected Belaúnde in the first popular elections since 1968. Belaúnde attempted to cut government spending and dismantle many of the military government’s populist reforms. Soaring inflation and unemployment, however, made it difficult to curb public spending. At the same time, Belaúnde’s government was destabilized by the rise of subversive movements.

The Sendero Luminoso, or Shining Path, was founded in 1970 as an offshoot of the Peruvian Communist Party. The group espoused a Maoist ideology and initiated terrorist activities in 1980 as a means of overthrowing the government. The Movimiento Revolucionario Túpac Amaru, or Tupac Amaru, was founded in 1984 as a radical leftist organization that promoted communal ownership of property and advocated an armed struggle against capitalism. These two groups took advantage of mounting social unrest produced by 12 years of military rule and growing class consciousness among indigenous communities to recruit members. They raised funds by establishing a financial alliance with drug traffickers and protecting expanding coca fields. Drawing on these funds, the Shining Path and Tupac Amaru waged a guerrilla war against the government and engaged in rural terrorism.

Alan García Pérez of the APRA party was elected president in 1985. The first García administration was plagued by terrorist activity from the Shining Path and Tupac Amaru and by allegations of corruption. President García pursued a populist agenda, financed by substantial increases in government spending that led to a record 7.650% inflation rate in 1990. President García attempted to nationalize the banking system and limited Peru’s debt service payments to no more than 10.0% of total exports. In response, international creditors refused to extend new credit to Peru. During the first García administration, GDP contracted by 20.0% from levels in the early 1980s.

In 1990, voters elected Alberto Fujimori of the Cambio 90 party as president. President Fujimori implemented a comprehensive neo-liberal economic program based on fiscal discipline, a stable monetary policy and aggressive privatization of state-owned industries. These initiatives succeeded in curbing inflation, reducing public external debt and fostering economic growth. For a discussion of Fujimori’s economic policies, see “The Economy—History and Background” below.

President Fujimori also launched a successful campaign against the terrorist activities of the Shining Path and Tupac Amaru. In September 1992, the police captured the Shining Path’s founder, Abimael Guzmán, and its other principal leaders. In 1997, Peruvian armed forces killed several Tupac Amaru leaders, including its principal leader, Néstor Cerpa Cartolini, in a rescue operation to free hostages being held by Tupac Amaru at the Japanese Embassy in Lima.

In 1995, Peru and Ecuador fought a brief war over a disputed area on their shared border. This dispute dated to the Protocolo de Río de Janeiro of 1942, or Rio de Janeiro Protocol, a treaty between Peru and Ecuador signed after the brief war these countries fought in 1941. The dispute was finally settled in 1998. For a description of this dispute and Peru’s relations with Ecuador, see “Foreign Policy and Membership in International and Regional Organizations—Relations with Ecuador” below.

President Fujimori’s harsh governing style created significant congressional opposition. On April 5, 1992, President Fujimori dissolved Congress and, in November 1992, called for the election of a constitutional Congress, which adopted a new Constitution in 1993. The 1993 Constitution gave the President authority to issue emergency decrees relating to economic and financial matters if those decrees are in the national interest and do not relate to tax matters. Emergency decrees have the force of law and do not require previous legislative approval, although Congress may subsequently modify or repeal those decrees. Under the 1993 Constitution, Congress may censure or obtain a no-confidence resolution against the President’s Consejo de Ministros, or Ministerial Cabinet, forcing their removal. The 1993 Constitution bars the President from dissolving Congress during the last year of the President’s term in office. In addition, the 1993 Constitution allowed sitting presidents to stand for re-election to two consecutive terms, which was prohibited under the 1979 Constitution. President Fujimori was re-elected for a second term in 1995 by a significant percentage of voters.

Following the dissolution of Congress in 1992 and the adoption of the 1993 Constitution, President Fujimori centralized power in the executive branch, thus undermining legal mechanisms of accountability, strengthened the powers of the military and intelligence service thereby compromising the autonomy of the legislative and judicial branches, and curtailed freedom of the press. These measures debilitated Peru’s political system, fostered widespread political corruption and, in the later years of President Fujimori’s administration, undermined the success of his economic program.

Although the 1993 Constitution allowed presidents to serve for only two consecutive terms, in August 1996 Congress passed an interpretative law clarifying that this limit applied only to presidential terms beginning after 1993. In December 1996, the Constitutional Tribunal, with the vote of three members, with four justices abstaining, ruled that the 1996 interpretative law did not apply to President Fujimori. In May 1997, Congress removed the three justices who voted in favor of this ruling on the basis that they had exceeded their authority by attempting to issue a binding opinion with the vote of only a minority of the Constitutional Tribunal’s members. The president of the Constitutional Tribunal later resigned in protest over Congress’ action. On July 28, 2000, Fujimori began a controversial third term as president amid allegations of electoral fraud.

In September 2000, a bribery scandal involving Vladimiro Montesinos, a former army captain and lawyer who became an advisor to Peru’s intelligence agency and a close ally of President Fujimori, prompted charges of political corruption within the Fujimori administration. President Fujimori responded to the increased criticism and mounting protests by calling for new presidential elections to be held in April 2001. He also announced that he would not seek re-election. Weeks later, however, the growing investigation into corruption charges and condemnation of Montesinos and his ties to the President led President Fujimori to resign while on an international presidential trip but the Peruvian Congress refused to accept Fujimori’s resignation. Instead, Congress removed President Fujimori from office, declared the post of Chief of State vacant due to moral incapacity and barred him from holding any Peruvian public office for ten years.

Fearing prosecution and claiming that he could not be tried in Peru because of his Japanese citizenship, President Fujimori refused to return to Peru. Under the 1993 Constitution, the First Vice President was next in line for the presidency, but Peru’s First Vice President had resigned in October 2000 in protest of Montesinos’ influence within the Fujimori administration. The Second Vice President also resigned following President Fujimori’s removal as a result of his connection to Fujimori and pressure by opposition congressmen. Under the 1993 Constitution, executive authority shifted to Valentín Paniagua Corazao, the president of Congress, who became president on November 22, 2000.

Presidential and congressional elections were held on April 8, 2001. In the presidential contest, Alejandro Toledo Manrique of the Perú Posible party obtained 36.5% of the vote, former President Alan García Pérez of the APRA obtained 25.8% of the vote and Lourdes Flores Nano of the Unidad Nacional party, or UN, obtained 24.3% of the vote. In June 2001, Toledo won the presidency in a run-off election against Alan García, receiving 53.1% of the vote to García’s 46.9%.

On August 27, 2001, Congress voted to remove President Fujimori’s presidential immunity. On September 5, 2001, Peru’s Attorney General formally charged Fujimori with the murder of 15 people in 1991 and the forced disappearance and murder of nine students and a professor in 1992. Since 2000, Congress had, on seven separate occasions, approved charges against President Fujimori, including for embezzlement and murder. In July 2003, the government presented a formal extradition request to the Japanese government for President Fujimori, based on these criminal charges. The Japanese government rejected the request because Peru and Japan do not have an extradition treaty and President Fujimori, the son of Japanese immigrants, was protected from extradition by virtue of his Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges. Japan tabled its consideration of this request. By March 2005, the extradition requests to the Japanese government had stalled.

On November 6, 2005, President Fujimori arrived in Chile, where he was arrested and subjected to an extradition process at the request of the government. After 34 months in Chile, President Fujimori was extradited to Peru in September 2007 to face criminal charges in seven separate criminal proceedings. In December 2008, he was sentenced to a six-year term in prison for the illegal search and seizure of his former intelligence advisor’s home. In December 2009, the sentence was confirmed by an appellate court. In April 2009, President Fujimori was sentenced to a 25-year term in prison for the massacres at La Cantuta and Barrios Altos, both in 1991, and the abductions of a journalist and businessman. In January 2010, the sentence was affirmed. In July 2009, President Fujimori was sentenced to a term in prison of seven and a half years for embezzlement charges, in connection with a U.S.$15.0 million “severance” payment to then-intelligence chief Vladimiro Montesinos. In September 2009, President Fujimori was sentenced to an additional six-year term in prison for illegal wiretaps and bribing congressmen and journalists.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political authoritarianism. President Toledo vowed to restore democracy, fiscal discipline, and transparency to the government. He pledged to increase the living standards of the poor and disadvantaged, who constituted a majority of Peru’s population, through improvements in education, health and employment opportunities. He also promised to continue the economic reforms and privatization program first advanced by the Fujimori administration.

President Toledo implemented a number of measures designed to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained economic growth since the fourth quarter of 2001. Despite this economic growth, the Toledo administration saw a drop in approval ratings and faced ongoing social protests and unrest as a result of political scandals and the population’s disappointment that President Toledo’s policies had not led to immediate and significant reductions in the high rates of unemployment, underemployment and poverty.

Under President Toledo, Peru had one of the best-performing economies in Latin America attributable to the growth in the mining and export sectors; however, major challenges remained as the government faced strong social pressures to reduce poverty and unemployment levels.

Presidential elections were held on April 9, 2006. In the first round of elections, Ollanta Humala obtained 3.78 million votes (30.6%), Alan García of the APRA party obtained 3.0 million votes (24.3%), Lourdes Flores of the UN coalition obtained 2.9 million votes (23.8%), Martha Chávez of the pro-Fujimori alliance or Alianza Por El Futuro party obtained 912,000 votes (7.4%) and Valentín Paniagua obtained 706,000 votes (5.8%). Keiko Fujimori, President Fujimori’s daughter, obtained the highest number of votes for Congress. Since no single presidential candidate obtained a majority of the votes, a run-off election was held on June 4, 2006 between Ollanta Humala and Alan García, in which García was elected for a five-year term, 16 years after his first administration (1985-90). On July 28, 2006, Alan García was sworn in as the new president of Peru after winning approximately 53.0% of the nationwide vote in the run-off election held on June 4, 2006. During García’s administration, Peru’s economy experienced consistent and sustained growth, increased employment levels and reduced poverty levels, principally due to an increase in public and private investments.

On June 5, 2011, Ollanta Humala, the leader of the political party Gana Perú, was elected president for a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administrations’ economic policies. Shortly after his inauguration, President Humala ratified Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as Minister of

Economy and Finance, both of whom served as senior members in the prior administration and were strong proponents of open market policies.

President Humala’s administration continued to implement policies that promote macroeconomic stability, fiscal discipline, and domestic and foreign investment. In addition, President Humala’s administration did not make any significant shift in trade policy and did not experience any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration was focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population.

In June 2016, Pedro Pablo Kuczynski won the presidential elections in a second-round run-off election, with 50.12% of valid votes cast, defeating Keiko Fujimori of the Fuerza Popular party. On July 28, 2016, President Kuczynski appointed a new Ministerial Cabinet.

On December 5, 2016, Minister of Defense Mr. Cosme Mariano González Fernández, who was criticized by the government for using his office to favor his personal relationships, was replaced by Mr. Jorge Nieto Montesinos, who previously served as Minister of Culture and his position was assumed by Salvador Alejandro Jorge del Solar Labarthe. On December 18, 2016, the Minister of Education Jaime Saavedra resigned from his position and was replaced by Marilú Doris Martens Cortes.

On May 22, 2017, Martín Alberto Vizcarra Cornejo, the then-Minister of Transportation and Communications, resigned from his position as Minister to avoid possible censorship by the Congress of the Republic in connection with his involvement in the Chinchero Airport project. Thereafter, on May 25, 2017, Bruno Giuffra Monteverde was sworn in as Minister of Transportation and Communications, and Pedro Olaechea was sworn in as the Minister of Production. Prior to his current post, Mr. Giuffra served as the Minister of Production.

On June 21, 2017, Peru’s Congress dismissed the then-Minister of Economy and Finance, Alfredo Thorne, following a vote of no confidence by the Congress of the Republic. On June 23, Fernando Zavala was sworn in as the new Minister of Economy and Finance while continuing to act as Prime Minister. On July 3, 2017, Peru’s Congress unanimously voted to dismiss Edgar Alarcón as Comptroller General of the Republic. On September 17, 2017, Peru’s Vice President, Mercedes Aráoz, was sworn in as Prime Minister, replacing Fernando Zavala.

On December 21, 2017, a majority of Peru’s Congress (with 78 votes in favor, 19 against and 21 abstentions) rejected then-President Kuczynski’s motion to vacate the office of the President, following public reports linking him to Odebrecht.

On March 21, 2018, President Kuczynski resigned and on March 23, 2018, Peru’s Congress accepted his resignation with 105 votes in favor, 12 against and four abstentions. On the same day Vice President Vizcarra assumed the presidency of Peru.

On April 14, 2019, Carlos Bruce, the Minister of Housing, Construction and Sanitation, and Edmer Trujillo, the Minister of Transportation and Communication, resigned. On April 27, 2019, Miguel Luís Estrada Mendoza and Maria Esperanza Jara Risco were appointed as Minister of Housing, Construction and Sanitation and Minister of Transportation and Communication, respectively.

On April 16, 2019, the Judiciary ordered the preliminary detention of Alan Garcia (former President of the Republic) for a ten-day period, in connection with the Odebrecht investigation. On April 17, 2019, during the course of the preliminary house detention, former President Garcia committed suicide.

On July 15, 2020, Mr. Vicente Antonio Zeballos Salinas ceased to be the president of the Ministerial Cabinet and, in his place, Martín Vizcarra’s government appointed Pedro Cateriano. Other changes were made in different ministries. On August 3, 2020, Pedro Cateriano visited the Congress to request a vote of confidence, which was denied with 37 votes in favor, 54 votes against and 34 abstentions. Then, President Vizcarra appointed Walter Martos as president of the Ministerial Cabinet who, until that moment, had been serving as Minister of Defense. On

August 11, 2020 the Congress of the Republic granted confidence to Walter Martos’ Ministerial Cabinet with 115 votes in favor, five against, and four abstentions.

After President Vizcarra’s and President Sagasti’s administrations, President Castillo appointed Guido Bellido (who was also a congressman of Peru Libre) as his Prime Minister. The ministers under President Castillo’s leadership faced strong opposition from some political parties. The legislative opposition planned to impeach Chancellor Béjar on his previous comments on the army and terrorist groups. He was forced to resign on August 6, 2021, and then succeeded by Oscar Maúrtua. The Minister of Labor, Iber Maraví, and the Prime Minister, Guido Bellido, were also to be impeached (Maraví based on alleged ties with terrorist group Shining Path and Bellido on comments regarding the nationalization of Camisea, a gas consortium composed of Argentine, Spanish and United States companies). Following these events, President Castillo asked the Prime Minister for his resignation on October 6, 2021, along with other members of the cabinet. Between October 6, 2021 and December 7, 2022, Peru had as Prime Ministers Mirtha Vasquez, Anibal Torres and Betssy Chavez, the latter holding office until the failed self-coup of President Castillo. On December 10, 2022, Pedro Angulo Arana was appointed by President Boluarte as Prime Minister.

On December 21, 2022, President Boluarte swore in the new Ministerial Cabinet. In accordance with Article 130 of the Peruvian Constitution, “Exposition of General Government Policy. Question of Confidence,” within 30 days of assuming his position, the head of the Ministerial Cabinet, accompanied by the other ministers, must attend the Peruvian Congress to present and debate the general policy of the government and the general measures to be taken under his management.

On December 23, 2022, the Prime Minister, Luis Alberto Otárola Peñaranda, met with the president of the Peruvian Congress to discuss the joint mission of the two branches of government to achieve consensus in benefit of the country. One of the main subjects was to set the date for the presentation of the Ministerial Cabinet before the Plenary Assembly of Congress to obtain the Peruvian Congress’ vote of confidence. On January 10, 2023, the president of the Ministerial Cabinet attended a session of Congress and explained the government policy and requested a vote of confidence. After the parliamentary debate, Congress granted confidence to the Ministerial Cabinet with 73 votes in favor, 42 votes against, and six abstentions.

On December 14, 2022, the Peruvian State Attorney formalized the start of an investigation into former President Castillo, regarding accusations of rebellion and conspiracy. Subsequently, the Peruvian judiciary ordered former President Castillo to remain in custody while criminal investigations were ongoing. In March 2023, the Permanent Court on Criminal Matters of the Peruvian Supreme Court ratified a 36-month prison stay order issued by the judiciary, while prosecutors continue their investigation.

On April 23, 2023, former Peruvian President Alejandro Toledo was successfully extradited from the State of California, to face charges in Peru relating to the Odebrecht corruption scandal. Former President Toledo is facing an 18-month prison stay order, while prosecutors continue their investigation.

On May 3, 2023, the Inter-American Commission on Human Rights (“IACHR”) issued the report “Situation of Human Rights in Peru in the Context of Social Protests,” which focused on the events that took place over the period December 7, 2022 - January 23, 2023. President Boluarte addressed the report and emphasized Peru’s adherence to its international commitments on human rights, and the importance of such commitments to Peru, and all democratic systems. Furthermore, President Boluarte emphasized her government’s efforts to avoid violence, and to promote dialogue, social peace and to meet the reasonable demands of the population.

On March 6, 2024, Gustavo Lino Adrianzén Olaya, who had been serving as Peru's permanent representative in the Organization of American States (“OAS”), was appointed as Prime Minister to replace Alberto Otárola.

As of October, 2024, the composition of ministers was as follows:

•	GUSTAVO LINO ADRIANZÉN OLAYA – Prime Minister.

•	EDUARDO MELCHOR ARANA YSA – Ministry of Justice and Human Rights.

•	JUAN JOSÉ SANTIVÁÑEZ ANTÚNEZ – Ministry of Interior.

•	JOSÉ BERLEY ARISTA ARBILDO – Ministry of Economy and Finance.

•	WALTER ENRIQUE ASTUDILLO CHÁVEZ – Ministry of Defense.

•	ELMER JOSÉ GERMÁN GONZALO SCHIALER SALCEDO – Ministry of Foreign Affairs.

•	ROMULO MUCHO MAMANI – Ministry of Energy and Mines.

•	ÚRSULA DESILÚ LEÓN CHEMPÉN – Ministry of Foreign Trade and Tourism.

•	SERGIO GONZÁLEZ GUERRERO– Ministry of Production.

•	DANIEL YSAU MAURATE ROMERO – Ministry of Labor and Promotion of Employment.

•	ANGEL MANUEL MANERO CAMPOS – Ministry of Agrarian Development and Irrigation.

•	CÉSAR HENRY VÁSQUEZ SÁNCHEZ – Ministry of Health.

•	MORGAN NICCOLO QUERO GAIME– Ministry of Education.

•	RAÚL PÉREZ REYES ESPEJO – Ministry of Transport and Communications.

•	DURICH FRANCISCO WHITTEMBURY TALLEDO – Ministry of Housing, Construction and Sanitation.

•	ANGELA TERESA HERNANDEZ CAJO – Ministry of Women and Vulnerable Populations.

•	JUAN CARLOS CASTRO VARGAS – Ministry of Environment.

•	FABRICIO ALFREDO VALENCIA GIBAJA – Ministry of Culture.

•	JULIO JAVIER DEMARTINI MONTES – Ministry of Development and Social Inclusion

Government

Regional Governments. Peru is a representative democracy that is geographically and administratively divided into 25 regional governments. Prior to January 1, 2003, Peru was divided into 24 Temporary Regional Administration Councils, or “regional councils.” The regional councils were divided into 193 provinces and the constitutional province of Callao, Peru’s principal port, adjacent to Lima, and 1,828 districts. Each regional council was governed by an administrative official appointed by the President and formed part of the government. Provinces and districts have their own civil governments, which are independent of the national government.

As of January 1, 2003, Peru’s regional councils were replaced by 25 new regional governments, each governed by elected officials and independent of the national government. Elections were last held in October 2022 for the presidents, vice presidents, and members of local councils for each of the regional governments. The elected officials serve five-year terms. Somos Peru won four of the 25 regional presidencies and Alianza para el Progreso won three. The 18 other regional presidencies were won by independents and smaller parties. The regional government officials elected in 2022 remain in office, and the next election is scheduled to take place in 2026.

On November 8, 2002, Congress passed a law establishing the framework under which the regional governments operate. The law grants to the regional governments the authority to borrow money and issue debt domestically or internationally, so long as, in the latter case, the debt is guaranteed by the national government. In addition, the law grants to the regional governments the power to propose the creation or elimination of regional taxes. Under the 1993 Constitution, only Congress and the executive branch, pursuant to legislative authority delegated by Congress, may create, amend, or eliminate taxes.

On January 1, 2003, Congress granted to the national government the exclusive power to determine, conduct, and manage national and regional policies in accordance with national and regional needs. Since 2003, the national budget has been distributed among the national government, the regional governments, and the municipal governments in accordance with the new governmental structure. A portion of the national budgets that are earmarked for the regional governments are funded from privatization proceeds.

National Government. The 1993 Constitution provides for a presidential system of government in which national powers are divided among independent executive, legislative and judicial branches.

Executive power is exercised by the President, who appoints ministers, enacts the laws passed by the legislative branch and is the commander-in-chief of the armed forces. The President may enter into treaties without prior congressional approval, except for treaties relating to human rights, Peru’s sovereignty, national defense, financial obligations to be assumed by the government, and treaties that create, modify, or repeal taxes or overrule existing laws. The President is directly elected for a single five-year term. The 1993 Constitution abrogated the ban on presidential re-election and provided that a President may be re-elected only for one consecutive term. The 1993 Constitution was amended in November 2000, reinstating the ban on consecutive presidential terms. Former presidents may seek the presidency again after a presidential term has elapsed.

The 1993 Constitution provides for two electoral rounds. If the first round does not yield a majority of all votes cast for any one presidential candidate, a majority in the first round being 50% plus one of the total votes cast, a second round is held between the two candidates with the highest vote total in the first round. The 1993 Constitution introduced the positions of First and Second Vice President. These officials are popularly elected but have no constitutional functions unless the President is unable to discharge his or her duties. If the President is unable to discharge his or her duties, the First Vice President assumes the presidency. The Second Vice President assumes the presidency if the First Vice President is unable to discharge his duties.

After the President, executive authority is vested in the Ministerial Cabinet, which is headed by the president of the Ministerial Cabinet, who is appointed by the President. The Ministerial Cabinet oversees and coordinates the activities of Peru’s various ministries and approves all legislative proposals sent by the President to Congress. However, the Ministerial Cabinet may not approve laws without the President’s approval. Each member of the Ministerial Cabinet may approve ministerial resolutions without the President’s consent, but these are regulations that do not have the force of laws approved by Congress and are superseded by laws proposed by the Ministerial Cabinet and approved by the President.

The legislative branch consists of a unicameral congress composed of 130 members who are elected for a five-year term. There are 26 electoral districts and the number of members elected by each district is proportional to the district’s population. Lima, the most populous district, elects 36 members. The most recent congressional elections for the period 2021-2026 were held in April 11, 2021.

In addition to passing laws, Congress is empowered to approve the government’s budget and to approve treaties. Congress may delegate to the executive branch, for defined periods of time, legislative authority over specific matters.

The highest courts in Peru are the 18-member Supreme Court of Justice and the seven-member Constitutional Tribunal. The Peruvian judicial system is also composed of:

•	justices of the peace, who preside over district court proceedings related to alimony, landlord-tenant, personal debt and real and personal property disputes and who function as arbiters but cannot issue legally-binding decisions;

•	courts of first instance, which include civil, criminal and special-chamber courts having jurisdiction over all cases not under the express jurisdiction of other courts, and a series of specialized courts dealing with matters such as drug-related cases, and which were established to reduce the backlog of cases pending final action in the other courts of first instance;

•	military courts, which adjudicate charges of criminal conduct brought against members of the armed forces and the police while discharging their duties and charges of national treason and terrorism brought against civilians; and

•	superior courts, which review judgments rendered by all lower courts, except military courts.

All judges in the Peruvian judicial system, with the exception of justices of the peace, who are elected by popular vote, and members of the Constitutional Tribunal, who are elected by Congress, are appointed and may be removed only by the Consejo Nacional de la Magistratura, or National Judiciary Council. This independent body is composed of seven members who are elected for five-year terms by several national entities, through secret votes, as follows:

•	one member is elected by the Supreme Court of Justice;

•	one member is elected by the Junta de Fiscales Supremos, or Board of Supreme Prosecutors;

•	one member is elected by the members of the bar associations;

•	one member is elected by the presidents of the national universities;

•	one member is elected by the presidents of the private universities; and

•	two members are elected by Peru’s other collegiate associations of professionals.

In addition, the National Judiciary Council may elect two additional members. The National Judiciary Council reviews and ratifies all judges every seven years, including the members of the Supreme Court of Justice and justices of the peace.

Following Congress’ unanimous approval of the dismissal of all members of the National Judiciary Council (following the public leak of certain phone calls by several officials from the National Judiciary Council overseeing corruption cases), on July 23, 2018, the government announced a state of emergency with respect to the National Judiciary Council to restructure the council. The state of emergency was declared for a nine-month period, during which time the most senior ranking individual was in charge of responsibilities of such council.

The Supreme Court of Justice has ultimate jurisdiction over all matters adjudicated by the superior courts and over all military court rulings in which the death penalty is imposed. Its members must be at least 45 years of age and must retire by age 70. The National Judiciary Council may only refuse to ratify or remove a member of the Supreme Court of Justice because of physical or mental incapacity or for engaging in conduct incompatible with his or her duties.

The Constitutional Tribunal is the final arbiter of the Constitution. Its members are appointed by Congress for five-year terms, are not subject to re-election, and cannot be removed before their term expires, unless Congress determines that a magistrate has:

•	become physically incapacitated or morally unfit to serve;

•	engaged in conduct incompatible with his or her duties; or

•	been convicted of a crime.

On October 9, 2018, President Vizcarra submitted for public comment four proposals for constitutional reforms pursuant to a referendum. As part of such process, on December 9, 2018, the referendum was carried out and the public were asked the following questions:

•	whether they approved the constitutional reform with respect to the National Judiciary council;

•	whether they approved the constitutional reform with respect to financing of political organizations;

•	whether they approved the constitutional reform with respect to a prohibition on the immediate re-election of members of Congress; and

•	whether they approved the constitutional reform with respect to the establishment of a bicameral system in the Congress.

On December 12, 2018, President Vizcarra announced the results of the referendum. The first three questions received support of more than a majority of those who responded (78.49%, 78.14% and 77.77%, respectively), whereas the last one did not (79.73% disapproval).

On February 18, 2019, President Vizcarra approved Law No. 30916 (Organic Law of the National Judiciary Council), restructuring the National Judiciary Council.

The National Judiciary Council will now be composed of seven members chosen in a competitive process based on merit for five-year terms, without re-election. Members of the National Judiciary Counsel, must, among other things, be a lawyer, be older than 45 and have at least 25 years of experience. The National Judiciary Council will have authority to appoint, ratify, and perform evaluations of judges and prosecutors.

Political Parties

With the exception of the APRA, AP and PPC, Peru’s political parties do not have deep historical roots and often change, merge or dissolve. In the last presidential elections in 2021, there were 24 political parties registered in the Registry of Political Organizations, of which 18 participated in the presidential elections and 20 in the congressional elections. As of the 2021 election, the principal political parties and alliances in Peru are:

Acción Popular (Popular Action). The AP party supports a moderate reform program that emphasizes modernization and development through an activist public sector. Fernando Belaúnde, who served as President from 1963 to 1968 and from 1980 to 1985, founded AP in 1956. The AP’s membership included Valentín Paniagua, who became President during the transition government that followed Fujimori’s removal in 2000. In the 2006 elections, AP ran as part of the now dissolved Frente de Centro political alliance. It is a centrist party and it is based in the populist action ideology. Among the current political parties, this party has held the presidency most frequently. AP participated in the presidential elections held in April 2021, but did not advance to the second round.

Fuerza Popular (Popular Strength) (formerly Alianza Fuerza 2011 (Strength Alliance 2011)). This alliance was formed in 2010 by the Partido Nueva Mayoría (New Majority Party) and Partido Renovación Nacional (National Renovation Party) principally to participate in the presidential elections held in 2011. This party is headed by Keiko Fujimori. In July 2012, the party changed its name from “Alianza Fuerza 2011” to “Fuerza Popular.” In April 2016, Fujimori again stood as candidate for the Presidency of the Republic in general elections, advancing to the second round, losing with 49.88% of valid votes in a technical tie with Pedro Pablo Kuczynski of the Peruanos por el Kambio party. In April 2021, Fujimori, who was the presidential candidate, obtained the second highest number of votes cast.

Alianza Gana Perú (Peru Succeeds Alliance). Founded at the end of 2010 by Ollanta Humala in preparation for the presidential elections held in 2011, conformed mainly by the Partido Nacionalista Peruano (Peruvian Nationalist Party), this alliance consisted of various left-leaning parties such as the Partido Comunista del Perú (Communist Party of Peru), the Partido Socialista (Socialist Party), the Partido Socialista Revolucionario (Socialist Revolutionary Party), the Movimiento Político Voz Socialista (Socialist Voice Political Movement), and a significant constituency of the Movimiento Político Lima para Todos (Political Movement Lima for All). Alianza Gana Perú won the 2011 presidential elections, in a second-round run-off, with 51.45% of valid votes cast. Alianza Gana Perú did not take part in the presidential elections in April 2021. Ollanta Humala ran for president with the Peruvian Nationalist Party but did not reach the second round.

APRA (Alianza Popular Revolucionaria Americana—Partido Aprista Peruano or American Popular Revolutionary Alliance—Peruvian Aprista Party). Initially left-wing in its outlook, the APRA became a conservative force during the 1950s and is now a center-left party. President García, a member of the APRA, first became president in 1985. In the 2001 presidential election, García obtained significant support, forcing a run-off election in which Alejandro Toledo prevailed. On June 4, 2006, García won a run-off vote. APRA did not run for the 2021 presidential elections.

Partido Popular Cristiano (Christian People’s Party). The party was founded at the end of 1966 by a dissenting group of members of the Partido Democracia Cristiana (Christian Democratic Party). It is a right-wing party and it is based in the Christian social doctrine. In April 2016, APRA and Partido Popular Cristiano participated in an alliance as a single party for presidential elections but failed to advance to the second round. The Christian People’s Party ran in the 2021 presidential elections but did not reach the second round.

Perú Posible (Possible Peru). The party was founded in 1999 replacing the formerly known Partido País Posible (Possible Country Party) that was founded by Peru’s former president, Alejandro Toledo, in 1994. The party seeks to promote economic growth through a liberal economic program designed to foster domestic and foreign investment and fiscal and macroeconomic stability, while investing in social programs designed to alleviate poverty and create employment. In April 2016, Perú Posible participated in presidential elections, but did not achieve requisite participation thresholds for electoral participation, so the party had to re-register to participate in the next elections. The party did not run for the 2021 presidential elections.

Alianza por el Gran Cambio (Alliance for Major Change). It is a political alliance formed in December 2010 by the Partido Popular Cristiano (Christian Popular Party), the Partido Humanista Peruano (Peruvian Humanist Party), the Partido Restauración Nacional (National Restoration Party) and the Partido Alianza por el Progreso (Alliance for Progress Party).

Alianza para el Progreso (Alliance for Progress). This party presented Cesar Acuña as their presidential candidate. However, in a decision issued on March 9, 2016, the national elections commission barred him from participating in the general election for violating the political parties’ law. The party ran in the 2021 presidential elections but did not reach the second round.

Peruanos Por el Kambio (Peruvians for Change). This party is a political successor to Alianza por el Gran Cambio (Alliance for Major Change) which was founded in October 2014 by its current leader, economist Pedro Pablo Kuczynski, who was nominated as its presidential candidate for the presidential elections held in 2016. In June 2016, Pedro Pablo Kuczynski won the presidential elections in a second-round run-off election, with 50.12% of valid votes cast, defeating Keiko Fujimori of the Fuerza Popular party.

Solidaridad Nacional (National Solidarity). Founded and headed by the former mayor of Lima, Luis Castañeda Lossio in 1998, this party is a center-right party that espouses principles of liberalism and a social-Christian agenda. This party was recognized as a formal party on May 4, 2006 by the National Elections Forum.

Frente Amplio (Broad Front). Founded in 2005, Frente Amplio was a coalition of parties, political organizations, social movements and activist citizens in Peru whose main objective was to consolidate the various progressive parties and coordinate progressive policies. Initially known as the National Coordinator of Progressive

Parties, in 2006 it assumed the name Frente Amplio. In 2021, Verónica Mendoza ran for president with Juntos por el Peru (Together for Peru) but did not advance to the second round.

Perú Libre (Free Peru). Founded in 2013, Perú Libre is a leftist party whose objective is to seek social justice. In June 2021, Pedro Castillo won the presidential elections in a second-round run-off election, defeating Keiko Fujimori of the Fuerza Popular party. The party leader is Vladimir Cerron, a medical doctor specializing in neuroscience.

At the beginning of President Kuczynski’s term in 2016, Fuerza Popular held 55% of the seats in Peru’s Congress, compared to the 15% then held by Frente Amplio, and 13% then held by Peruanos por el Kambio.

In mid-2017, congressional representation changed significantly following the resignation of several congressmen from certain political groups.

Congressional elections to complete the 2016-2021 parliamentary period were held on January 26, 2020. On April 2021, new congressional elections took place for the period 2021-2026. The next congressional and presidential elections are scheduled to take place in 2026.

As of October 2024, the composition of Peru’s Congress is as follows:

	Congressional Seats	%
Acción Popular	10	8
Avanza País – Partido de Integración Social	8	6
Alianza para el Progreso	14	11
Bloque Magisterial de Concertación Nacional	8	6
Bancada Socialista	5	4
Juntos por el Perú - Voces del Pueblo	8	6
Bloque Democrático Popular	5	4
Fuerza Popular	21	16
Perú Libre	11	8
Podemos Perú	14	11
Renovación Popular	10	8
Honor y Democracia	5	4
Somos Perú	7	5
Independents	4	3
Total	130	100

_______________________
Source: Congress of Peru.

Foreign Policy and Membership in International and Regional Organizations

Peru has not been involved in any significant international conflicts since the end of its border dispute with Ecuador in 1998. A brief diplomatic dispute erupted in 2001 between Peru and Venezuela in connection with the capture of the former advisor to Peru’s intelligence agency, Vladimiro Montesinos, in Venezuela. Peru alleged that Venezuela had temporarily hidden and protected Montesinos after formal charges had been brought against him in Peru, a claim that Venezuela denied. Venezuela temporarily severed relations with Peru between June 28 and July 28, 2001, but relations between the two countries were normalized.

In July 2003, Peru presented a formal extradition request to the Japanese government for President Fujimori based on criminal charges. The request was rejected by the Japanese government due to President Fujimori’s Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges, but the extradition process stalled. Peru’s commercial and other ties with Japan were not adversely affected by the dispute. On November 6, 2005, police in Chile arrested former President Fujimori after he began a surprise visit to Chile. Peruvian authorities presented numerous formal requests for former President

Fujimori’s extradition. On September 21, 2007, Fujimori’s extradition was granted by the Chilean Supreme Court and he was extradited to Peru that same day.

Despite Peru’s and Chile’s dispute concerning the maritime boundary allegedly delineated in the 19th century War of the Pacific, the two countries maintain good relations. On November 4, 2004, the ministers of foreign affairs of Peru and Chile signed a joint statement expressing an intent to forge closer ties and further develop bilateral relations and in August 2006, an economic cooperation agreement was signed among both countries. However, the enactment of a declaration of maritime borders by Peru’s Congress on November 15, 2005 created a dispute between Peru and Chile over the maritime delimitation of their border. In order to settle the maritime delimitation dispute through established international legal channels, on January 16, 2008, Peru filed proceedings against Chile before the International Court of Justice, or ICJ. These proceedings have not damaged relations between Peru and Chile and economic relations between the two countries have been stable.

On January 27, 2014, the ICJ issued a final resolution regarding this case and relations between the two countries have continued on good terms. The ICJ granted Peru a maritime area of 50,000 km2 which is now part of the Peruvian maritime zone.

Peru maintains diplomatic relations with 120 countries and is a member of 38 regional and international organizations and forums, including:

•	the United Nations;

•	the Organization of American States;

•	the Community of Andean Nations, formerly known as the Andean Pact;

•	the World Trade Organization, or WTO;

•	the Latin American Integration Association, or ALADI;

•	the Interamerican Development Bank, or IADB;

•	the IMF;

•	the World Bank;

•	International Finance Corporation;

•	the Development Bank of Latin America and the Caribbean, or CAF;

•	the Asia-Pacific Economic Cooperation;

•	the Trans-Pacific Partnership, or TPP; and

•	Mercosur (as an associate member).

Peru joined the General Agreement on Tariffs and Trade in 1951 and is a founding member of the WTO, which was established in January 1995. In addition, Peru participates in several regional initiatives designed to promote trade and foreign investment. The most significant of these initiatives are the following:

•	Since 1980, Peru has been a member of the Latin America Integration Association, which promotes and coordinates bilateral trade agreements between its member countries. Under the auspices of this association, Peru has signed preferential tariff agreements with Argentina, Brazil, Cuba, Mexico, Paraguay and Uruguay.

•	Since 1990, Peru has been a member of the Community of Andean Nations, which also includes Bolivia, Colombia and Ecuador. This organization seeks to promote economic integration and cooperation. As of December 31, 2005, a free trade zone between the members of the Community of Andean Nations was effectively created. The common market provides for the free trade of goods, services, capital, and people between its member countries. In April 1998, the Community of Andean Nations signed a framework agreement with the Common Market of the South, or Mercosur, whose members are Argentina, Brazil, Paraguay, and Uruguay, to create a free trade zone between the two economic blocs. The Community of Andean Nations has also reached bilateral agreements with Brazil and Argentina as a first step towards the creation of free trade arrangements with these countries. On December 16, 2003, the Community of Andean Nations reached a trade pact with Mercosur.

•	Since 1990, Peru has been a beneficiary of the General System of Preferences for the Andean Countries, a program of unilateral trade preferences granted by the European Union that is intended to promote economic development in the Andean region. Under the program, the European Union sets zero tariffs for fishing, agriculture and textile products from Peru. This program was scheduled to expire on December 31, 2001, but was automatically extended for three years on December 10, 2001. In June 2005, a new General System of Preferences was adopted in accordance with the new rules set forth by the WTO, and the program was extended until December 2008. On October 31, 2012 a new General Regulation of tariff preferences (978/2012) was approved, which replaced Regulation 732/2008. The provisions of the new regulation were implemented on January 1, 2014. Currently, these provisions are a part of the commercial agreement between Peru and the European Union executed on June 26, 2012, in Brussels, Belgium.

•	Since 1991, Peru has been, together with Bolivia, Ecuador and Colombia, a beneficiary of the U.S. Andean Trade Promotion and Drug Eradication Act, or ATPDEA, a program of unilateral trade preferences granted by the United States to promote export diversification and broad-based economic development as an alternative to drug-crop production in the Andean region. The United States has repeatedly renewed ATPDEA with the last renewal expiring on December 31, 2009. The ATPDEA was extended on December 31, 2010 for a period of six weeks that expired on February 12, 2011. Although a majority of Peruvian exporters no longer required the benefits of the ATPDEA given the approval of free trade agreement with the United States, or U.S. FTA, which became effective in February 2009, an important group of textile manufacturers and assembly plants benefited from the ATPDEA’s preferential tariff provisions that required lower composition of imported content in exported products. However, the U.S. FTA will allow imports of assembled products and textiles into the North American market, as provided in the agreement.

•	Since November 1998, Peru has been a member of the Asia-Pacific Economic Cooperation, which seeks to achieve free trade in the Asia-Pacific region through a progressive reduction in the tariffs of its member countries.

•	In August 2003, Peru signed an agreement with Brazil to become an associate member of Mercosur. On December 16, 2003, Peru was accepted as an associate member of Mercosur.

•	On December 8, 2004, Peru, together with Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Suriname, Uruguay, and Venezuela, signed an agreement to create the South American Community of Nations, envisioned as an economic and political block similar to the European Union that ultimately will have a single currency.

•	On December 9, 2004, Peru and Brazil signed an agreement to build a 1,200 km transoceanic roadway from the Brazilian city of Assis, in the state of Acre, to three Peruvian ports, Matarani, Ilo, and Marcona, on Peru’s Pacific coast. Peru has granted a concession to private interests to build the portion of this road that is in its territory.

•	On November 19, 2005, Peru and Thailand signed a Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation in order to strengthen and enhance economic partnership between the two countries.

•	On November 30, 2005, Peru signed an Economic Complementation Agreement with members of Mercosur.

•	In April 2006, Peru signed the TPA with the United States, which became effective in February 2009.

•	In August 2006, Peru signed a free trade agreement with Chile to expand the Economic Complementation Agreement of June 1998. This new free trade agreement gradually eliminates all customs duties between the two countries, provides for a substantial reduction in tariffs over a ten-year period and establishes a framework for cooperation in foreign investment, customs procedures, tourism, services trade, dispute resolution and sanitary requirements. This agreement entered into force in March 2009.

•	In May 2008, Peru signed a free trade agreement with Canada. This agreement entered into force in August 2009.

•	In May 2008, Peru signed a free trade agreement with Singapore. This agreement entered into force in August 2009.

•	In April 2009, Peru signed a free trade agreement with the Republic of China. This agreement entered into force in March 2010.

•	In July 2010, Peru and the European Free Trade Association, or EFTA, entered into a free trade agreement. During 2011, this agreement entered into force with Switzerland, Liechtenstein and Iceland. The agreement with Norway became effective in 2012.

•	In March 2011, Peru signed a free trade agreement with South Korea. This agreement entered into force in August 2011.

•	In April 2011, Peru signed a free trade agreement with Mexico. This agreement entered into force in February 2012.

•	In May 2011, Peru signed a free trade agreement with Panama. This agreement entered into force in May 2012.

•	In May 2011, Peru signed a free trade agreement with Costa Rica. This agreement entered into force during the second quarter of 2012.

•	In May 2011, Peru signed a free trade agreement with Japan. This agreement entered into force during March 2012.

•	In December 2011, Peru signed a free trade agreement with Guatemala.

•	On January 7, 2012, Peru and Venezuela entered into a Partial Scope Trade Agreement, however this agreement has not yet entered into force.

•	In March 2012, Peru and Thailand completed the eighth rounds of negotiations for the Peru-Thailand partnership.

•	On June 6, 2012, Chile, Colombia, Mexico, and Peru signed a master agreement confirming their intention to establish the Pacific Alliance, which aims to create a legal framework providing for economic, political and commercial integration of the countries in order to foster trade in goods and services amongst member states, as well as with other regions, particularly the Asia-Pacific region.

•	On June 27, 2012, Peru signed a Trade Agreement with the European Union, represented by the European Commission. The agreement entered into effect on March 1, 2013. Once fully implemented, the Trade Agreement will eliminate tariffs in all industrial and fisheries products, increase market access for agricultural products, improve access to public procurement, services and investment markets, further reduce technical barriers to trade, and establish common disciplines including on intellectual property rights, transparency and competition.

•	In March 2013, Russia and Peru established communication towards the negotiation of a free trade agreement. In April 2014, Russian and Peruvian officials renewed their commitment to the development of this agreement.

•	In March 2013, Peru reestablished negotiations with El Salvador regarding the establishment of a free trade agreement.

•	In March 2013, a delegation of Peruvian officials were invited to India in order to establish negotiations for a free trade agreement.

•	In October 2013, Peru and Turkey announced their intention to establish a free trade agreement.

•	On November 28, 2014, Peru and Turkey completed the second round of negotiations for the Peru-Turkey free trade agreement.

•	On May 29, 2015, the Peru-Honduras free trade agreement was signed.

•	On February 4, 2016, the signing ceremony for the TPP was held in the City of Auckland, New Zealand, with the participation of 12 Ministers of signatory countries. On January 23, 2017, the U.S. announced its permanent withdrawal from the treaty, which makes impossible its entry into force.

•	On April 29, 2016, the Deepening Economic Trade Agreement was signed between Peru and the Federative Republic of Brazil.

•	On February 22, 2017, the Trade Facilitation Agreement (“TFA”) of the WTO, of which Peru is a member, became effective. The TFA establishes measures to, among other things, increase transparency in respect of the rules related to foreign trade, and streamline and simplify the procedures related to the clearance of goods.

•	On January 18, 2017, the Ministerial Cabinet of India approved starting trade agreement negotiations with Peru. In March 2017, a meeting was held in New Delhi to discuss the terms of a potential trade agreement between Peru and India.

•	On February 12, 2018, the Minister of Foreign Commerce and Tourism, Eduardo Ferreyros and the Minister of Commerce, Investment and Tourism of Australia, Steven Ciobo, executed a free-trade agreement between Peru and Australia.

•	On March 8, 2018, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) was executed in Santiago, Chile.

•	On May 15, 2019, Peru, Colombia and Ecuador executed the Trade Agreement with the United Kingdom and Northern Ireland.

•	On July 14, 2021, the CPTPP was ratified by the Congress of Peru. This agreement came into full force on September 19, 2021. Due to the TPP, Peruvian products gained entry free of tariffs to four additional countries without previous bilateral trade agreements: New Zealand and Vietnam (Peruvian exports may enter immediately) and Brunei and Malaysia (products may enter once they ratify the TPP). In addition, the TPP expanded the type and quantity of products that can enter free of tariffs to some countries with whom Peru already had bilateral free trade agreements (e.g., Japan: 88.0% of products before the TPP to 98.0% after the TPP). TPP members are located in three continents and together account for 13% of the world’s GDP and 15% of global trade.

•	On February 22, 2023, Peru ratified the Pacific Alliance-Singapore Free Trade Agreement (PASFTA) and became the first Pacific Alliance country to do so.

•	On May 23, 2022, Peru and Thailand updated the Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation. This agreement will facilitate bilateral trade by improving commitments related to rules of origin. The fourth Protocol mainly updates the provisions on rules of origin, highlighting the acceptance of Certificates of Origin with scanned and digital signatures, thus making it easier for trade operators to avail themselves of the benefits of the aforementioned trade agreement.

•	In June 2024, the Ministry of Foreign Commerce and tourism announced that it would update the Free Trade Agreement between Peru and China with the goal of increasing the benefits to small and medium-size Peruvian export business and attracting greater Chinese investment. The modernization of the agreement, which has been in place since 2009, aims to adapt to the new demands of global commerce and include aspects related to electronic commerce, competition law and economic cooperation.

Relations with Ecuador

Peru has had several territorial disputes with Ecuador dating back to colonial times. A significant military clash occurred in 1941, which came to an end in 1942 with the signing of the Rio de Janeiro Protocol. This settlement, sponsored by Argentina, Brazil, Chile and the United States, established territorial limits between Peru and Ecuador but failed to delineate clearly their border in a 78-kilometer section of the Andean foothills. Further disputes over the border in this region led to additional clashes in 1981 and 1995. In the latest clash, thousands of soldiers from each country fought an intense but localized war in the disputed territory of the upper Cenepa valley.

A peace agreement brokered in February 1995 by the four sponsors of the Rio de Janeiro Protocol led to the cessation of hostilities and established the Military Observers Mission to Ecuador-Peru to monitor activities in the disputed area. In 1996, Peru and Ecuador began a series of meetings that led to the 1998 Brasilia Agreement, which defined the border in the disputed area. The border agreed upon tracks the peaks of the Cordillera del Cóndor mountain range. The 1998 Brasilia Agreement granted Ecuador private ownership of a hill known as Tiwinza, but it was agreed that the hill would remain under Peruvian sovereignty. In May 1999, a complete demarcation of the border was completed. The 1998 Brasilia Agreement also established terms of bilateral trade and navigational understandings between the two nations and created the Bi-National Commission for Border Integration. This commission led to the launch of a U.S.$3.0 billion regional development program to improve social and economic conditions along the border.

On May 2, 2011, Peru and the Republic of Ecuador exchanged communiqués with identical content regarding the maritime boundaries that will exist between the two countries. These communiqués establish a geographic parallel as the maritime boundary that will apply between Peru and the Republic of Ecuador to address the existence of islands in the adjacent land frontier, which constitutes a special circumstance under applicable international law. At the same time, the communiqués establish the bases for the development of a joint action plan in advance of a recognition between the parties of the Gulf of Guayaquil as a historic bay and will segregate interior waters in both jurisdictions as sovereign waters of both states. The foregoing agreements are all set forth in a series of annexes that are attached to the communiqués. As a result, by virtue of the exchange of communiqués, Peru presented a communiqué addressed to the Secretary General of the United Nations expressing its agreement that, given the existence of the islands, the parallel at Boca de Capones that is set forth in the Nautical Map of Ecuador IOA 42 will be the maritime boundary between Peru and the Republic of Ecuador. On June 6, 2011, Peru and the Republic of Ecuador registered with the United Nations the agreement that established their maritime boundaries.

Peru currently maintains strong political and economic relations with Ecuador. The two governments have signed further agreements on border development, navigation, security, and trade. In November 2012, the two governments signed agreements for bilateral development, including a commitment to cooperate in the extraction of natural resources, foster mutual trade and facilitate sea transport in surrounding maritime territories in the Gulf of Guayaquil. In July 2013, the two governments renewed their commitment to increase electrical interconnectivity, agreeing to develop a 500 kV line as part of the International Electrical Interconnection Peru-Ecuador project.

Peru delivered nearly 1,000 tons of humanitarian aid to Ecuador to assist victims of the April 2016 earthquake that affected parts of Ecuador, including 42 rescue workers and 55 support personnel, including pilots, crew, engineering equipment operators and assistants.

On October 20, 2017, the XI BiLateral Peru-Ecuador Summit meeting resulted in the Trujillo Presidential Declaration issued by Presidents Kuczynski and Lenín Moreno committing the two sovereigns for further integration and the development of the two counties and the border region in particular. In addition, the Declaration committed resources to establishing a working group to assess labor and migration policies. Furthermore, the working group developed an agenda to discuss integrated management of water resources and to further joint development of the Binacional Puyango Tumbes Project. The parties also agreed to deepen cooperation to combat organized transactional criminal activity.

On October 27, 2018, the Presidents of Peru and Ecuador agreed to work on a bilateral agenda with respect to strategic areas such as mining, energy and security.

On April 29, 2022, the President of Peru and Ecuador met in the city of Loja, Ecuador, during the Presidential Meeting and XIV National Cabinet, where they discussed issues of relevance for the development of both countries.

Peru’s Relationship with Argentina, Colombia, Bolivia and Mexico

On December 20, 2022, the government of Peru, through Official Communication 014-22 of the Ministry of Foreign Affairs, declared the Ambassador of Mexico persona non grata, giving the ambassador 72 hours to leave Peru. The decision was made under the Vienna Convention on Diplomatic Relations, which establishes the power of the receiving state to declare a foreign head of mission persona non grata. The decision was adopted in response to the continuous and reiterated statements made by the President of Mexico about the political situation in Peru, which were perceived as unacceptable interference in internal affairs and would constitute a violation of the non-intervention principle under the convention.

On December 23, 2022, President Boluarte again classified as “interference” the Mexican President’s continued statements about the political situation in Peru. However, President Boluarte ruled out the breaking of relations with Mexico or with Colombia, Bolivia and Argentina, countries that have taken similar positions in support of former President Pedro Castillo, despite the process having followed Peru’s constitutional succession procedures. Peru nevertheless has reiterated its call for open dialogue and cooperation among the countries based on mutual respect and the full validity of international law and build bridges to ensure open dialogue with the leaders of those countries.

On January 5, 2023, President Boluarte issued Supreme Resolution No. 003-2023-RE, terminating the appointment of Carina Ruth Palacios Quincho, Peru’s ambassador in Bolivia, after President Boluarte issued a public statement against former Bolivian president Evo Morales, alleging interference in Peruvian internal affairs.

On January 26, 2023, Congress declared Evo Morales persona non grata and denied him his entry to Peru in the future.

On February 15, 2023, Carlos Alberto Chocano Burga was appointed as the ambassador of Peru in Argentina, replacing John Peter Camino Cannock. Peru’s relationship with Argentina has remained customary.

On February 24, 2023, President Boluarte announced that Peru was recalling its ambassador to Mexico in response to comments made by Mexican President Andres Manuel Lopez Obrador, who called her government unconstitutional. As a result of the ambassador’s withdrawal, diplomatic relations between Peru and Mexico formally remain at the level of charge d’affaires.

On March 29, 2023, Peru’s government finalized the recall of its ambassador to Colombia, accusing Colombia’s president, Gustavo Petro, of interfering in its national affairs. A day after Peru’s Ministry of Foreign Affairs said Ambassador Felix Denegri would be withdrawn due to Petro’s “meddling” in the country’s internal politics and “distortion of the reality” behind Peruvian ex-President Pedro Castillo’s congressional ouster in December 2022, a resolution published in the official gazette confirmed that announcement. The resolution signed by President Dina Boluarte and Minister of Foreign Affairs Ana Cecilia Gervasi downgraded diplomatic relations between the two neighbors to the level of charge d’affaires.

Narco-terrorism and Delinquency

In the 1980s and early 1990s, the Shining Path and Tupac Amaru conducted indiscriminate bombings and selective assassinations throughout Peru. The government estimates that from 1980 to 1995, the Shining Path’s terrorist activities led to the deaths of approximately 31,300 people. The capture in 1992 of the Shining Path’s founder, Abimael Guzmán, his subsequent life sentence and the jailing of most of the Shining Path’s central committee considerably weakened the Shining Path. Although the Shining Path is no longer as powerful as it was during the 1980s and early 1990s, members still operate in remote regions in central and southern Peru, where military patrols have decreased due to cuts in military spending. During the last several years there have been sporadic subversive actions in rural areas, especially in the jungle, which have been attributed to the Shining Path. For example, in October 2012, the Shining Path attacked Kiteni, which is the site of transport for employees of the Consorcio Camisea companies. Three helicopters were destroyed in the attack.

Shining Path members have formed alliances with coca farmers and drug traffickers in drug-growing areas of the Upper Huallaga and Apurimac valleys to provide armed protection against the government’s interdiction efforts. In response to this activity, security forces in Peru continue to monitor subversive activities and have maintained their efforts to prevent the resurgence of a significant terrorist threat, including by reactivating antiterrorist bases in the valleys, training farmers in areas where the Shining Path operates to assist the military and heightening security in Lima.

The limited state presence in large portions of the countryside challenges the government’s ability to ensure broad-based development for all Peruvians. Peru’s tropical forests are increasingly threatened by shifting migration patterns, unsustainable exploitation of the forest, and the destructive impact of illicit coca production and processing. The lack of government presence in these areas allows drug trafficking, illegal logging, terrorism, and other criminal practices to flourish, creating a corrupt, violent, and conflictive environment that limits economic opportunities and prevents sustainable economic growth and development.

During the past decade, government initiatives have resulted in a decrease in coca production with 31,206 hectares destroyed 2014, 35,868 hectares in 2015, 30,151 hectares in 2016, 22,910 hectares in 2017 and 25,111 hectares in 2018. In addition, during 2018, the government destroyed, 25.9 tons of coca, shut down 315 clandestine laboratories, destroyed 1,776,751 cannabis plants and shut down 65 clandestine airstrips.

The area of coca plantations destroyed in Peru was 25,526 hectares in 2019, 6,273 hectares in 2020, 5,775 hectares in 2021, 21,628 hectares in 2022 and 22,600 in 2023.

The area of cultivation of coca bush has experienced an increase from 2019 to 2023, with 54,655 hectares in 2019, 61,777 hectares in 2020, 80,681 hectares in 2021, 95,008 hectares in 2022 and 92,784 in 2023.

As of 2020, there was a total of 9,989 hectares of area with non-illegal coca plantations in production (the “Cultivated Area”), of which 6,475 hectares were owned by native communities and 3,514 hectares were owned by farmer communities. Although in 2020 the Cultivated Area in these territories represented 16% of the total production, the results indicated an increasing trend in recent years: an increase of 22% compared to 2019 and 25% compared to 2018.

The government also implemented measures to prevent money laundering of funds from drug trafficking and other illegal activities. Peru requires financial institutions to conduct employee training in preventive methods, obtain basic knowledge about their clients and adhere to a code of conduct. Moreover, financial institutions are required to report to the Unidad de Inteligencia Financiera (Financial Intelligence Bureau) any suspicious activity which may be related to money laundering or financing of terrorism. On August 25, 2015, Law No. 30339 was enacted. This law empowers the government to intercept aircrafts suspected of being used in illicit drug trafficking.

On July 28, 2016, President Kuczynski announced that his government would combat organized crime to prevent extortion, drug trafficking, terrorism, illegal logging, and illegal mining. In particular, President Kuczynski announced that his administration would be focused on implementing measures to combat drug trafficking in rural areas, with the support of the police, the Peruvian armed forces, intelligence services and the judiciary.

On February 19, 2019, the first phase of “The Comprehensive Plan against Illegal Mining” started in Madre de Dios and on March 5, 2019, the second phase of the plan started to maintain security in the territory and to carry out reforestation to recover the areas which have not yet lost forest cover but that are at risk to be lost.

On October 16, 2019, the executive branch implemented Supreme Decree No. 23-2019-IN, setting forth the 2019-2023 Multisectoral National Police Front to Combat Terrorism (Política Nacional Multisectorial de Lucha contra el Terrorismo 2019-2023), designed to neutralize the threat of any terrorist acts throughout the national territory. The specialized police force has three principal priorities: support a culture of peace, reestablish the rights of citizens affected by terrorism and neutralize the effect of the terrorist actions throughout the country.

Legal Proceedings

On July 22, 2011, DP World Callao, Concessionary of Southern Pier port in Callao, filed a request for arbitration before the International Centre for Settlement of Investment Disputes (“ICSID”) against Peru. The claims arise out of alleged government’s discriminatory treatment by not allowing the claimants to participate in the bid for the North Pier at Callao’s port, as well as the alleged lack of compensation to the investor for granting better conditions to the current operator of the North Pier which allegedly affected the economic balance of the concession agreement of the South Pier and the competitive conditions guaranteed by the State. Resolution of this claim is pending. DP World Callao S.R.L., P&O Dover (Holding) Limited, The Peninsular and Oriental Steam Navigation Company withdrew their arbitration claim against Peru. On April 22, 2020, the Secretary-General issued a procedural order taking note of the discontinuance of the proceeding pursuant to ICSID Arbitration Rule 44.

On June 2, 2016, Gramercy Funds Management LLC and Gramercy Peru Holdings LLC commenced an international arbitration under the United States-Peru Trade Promotion Agreement in connection with Peru’s Agrarian Reform Bonds. The arbitration tribunal was constituted on February 13, 2018. The proceeding continues to advance and a hearing was scheduled for 2020. On August 31, 2020, each party filed a second post-hearing brief. On January 11, 2021, each party filed a statement of costs. On December 6, 2022, the Tribunal rendered its award in favor of Gramercy, with a dissenting opinion in favor of Peru, awarding Gramercy U.S.$33.22 million plus interest since 2009.

On February 1, 2017, Metro de Lima Línea 2 S.A. filed a request for arbitration with ICSID against Peru, based on allegations that the government had failed to meet certain conditions in respect of the parties’ underlying transportation contract. As of April 2017, arbitrators have been appointed and the claim is currently pending. On September 20, 2019, each party filed a post-hearing brief. On August 11, 2021, the Tribunal issued Procedural Order

No. 8 concerning procedural matters. On August 4, 2023, each party filed observations on the other party’s submission on costs. On March 21, 2024, the Tribunal rendered its award. On September 13, 2024, the Tribunal declared the proceeding closed in accordance with ICSID Arbitration Rules 38(1), 46 and 49(4). On September 13, 2024, Peru filed observations on Metro de Lima Línea 2 S.A.’s preliminary objections pursuant to ICSID Arbitration Rule 41(5).

On May 18, 2018, the Autopista del Norte, a subsidiary of the Spanish company OHL Concessions, filed a request for arbitration before ICSID in relation to its claim against the government for U.S.$100 million in connection with alleged delays relating to the expansion of the Pan-American Highway. Between September 14, 2020 and September 22, 2020, the Tribunal held a hearing on jurisdiction and the merits by video conference. On September 27, 2021, each party filed a further submission on quantum. On June 30, 2022, the Tribunal rendered its award. An annulment proceeding was registered on November 4, 2022. On October 4, 2023, the Republic of Peru filed a counter-memorial on annulment. On August 22, 2024, Peru filed a submission on costs.

On July 24, 2018, the Spanish company ENAGAS filed a request for arbitration with ICSID in relation to its claim against the government for U.S.$577 million, which is the alleged investment made on the Gasoducto del Sur project. On July 19, 2020 the Respondent filed a memorial on jurisdiction and a counter-memorial on the merits. On May 31, 2021, the Claimant filed a counter-memorial on jurisdiction and a reply on the merits. Between September 20, 2022 and September 26, 2022, the Tribunal held a hearing on jurisdiction and merits in person in Washington, D.C. and by video conference. On December 15, 2022, each party filed a submission on costs. On July 24, 2024, each party filed an updated submission on costs.

On July 27, 2018, Sociedad Aeroportuaria Kuntur Wasi S.A. filed a request for arbitration with ICSID in relation to the termination of the concession agreement of the International Airport of Chinchero, in Cuzco. In case of an unfavorable resolution, the government may be ordered to pay up to U.S.$40 million to the concessionaire. On June 1, 2020, the Claimants filed a reply on the merits and a counter-memorial on jurisdiction. On September 13, 2021, the Tribunal held a hearing on jurisdiction and the merits by video conference. Between October 18, 2021 and October 19, 2021, the Tribunal held a continuation of the hearing on jurisdiction and the merits by video conference. On August 11, 2023, the Tribunal issued a decision on jurisdiction, liability, certain aspects of quantum and further directions on quantum. On May 9, 2024, the Tribunal rendered its award.

On June 27, 2019, IC Power Limited & Kenon Holdings Limited filed a request for arbitration with ICSID against Peru, invoking the Peru-Singapore Free Trade Agreement. The arbitration tribunal was constituted on October 30, 2019. Resolution of this claim is pending. On June 5, 2020, the Claimant filed a memorial on the merits. On September 3, 2021, the Respondent filed a reply on jurisdiction and a rejoinder on the merits. On March 21, 2022, each party filed a post-hearing brief. On October 3, 2023, the arbitration tribunal rendered its award. On August 28, 2024, the Secretary-General registered an application for partial annulment of the award filed by Peru and notified the parties of the provisional stay of enforcement of the award.

On September 19, 2019, Latam Hydro LLC and CH Mamacocha S.R.L. filed a request for arbitration to ICSID in relation to the execution of a hydroelectric power station project in Arequipa, invoking the Peru-US Free Trade Agreement. The arbitration tribunal was constituted on March 9, 2020. Resolution of this claim is pending. On September 14, 2020, the Claimants filed a memorial on the merits. On July 20, 2021, the Claimants filed a reply on the merits and a counter-memorial on jurisdiction. On August 1, 2022, each party filed a submission on costs. On December 20, 2023, the Tribunal rendered its award. Attached to the award is a dissenting opinion by arbitrator Guide Santiago Tawil.

On February 4, 2020, Odebrecht Latinvest S.à.r.l. filed a request for arbitration to ICSID, invoking the Peru-Union Economic Belgo-Luxembourg Bilateral Investment Treaty. The arbitration tribunal has not been constituted. Resolution of this claim is pending. On June 29, 2020, following appointment by the Respondent, August Reinisch (Austrian) accepted his appointment as arbitrator. On September 23, 2021, the Claimant filed a memorial on the merits. On August 4, 2022, the Claimant filed a reply on the merits and a counter-memorial on jurisdiction. On July 20, 2023, the arbitration tribunal issued Procedural Order No. 6 concerning procedural matters. On September 2, 2024, each party filed a post-hearing brief.

On March 16, 2020, Freeport-McMoran Inc. filed a request for arbitration with ICSID regarding its investments in the Cerro Verde Mining Complex, invoking the Peru-US Free Trade Agreement. The arbitration tribunal has not been constituted. Resolution of this claim is pending. On June 9, 2020, following appointment by the Respondent, Bernardo Cremades (Spanish) accepted his appointment as arbitrator. On July 2, 2021, the Claimant filed a notice of additional claims. On November 9, 2022, the Respondent filed a rejoinder on the merits and a reply on jurisdiction. On October 18, 2023, the Claimant filed a request for the arbitration tribunal to decide on the admissibility of new evidence. On September 20, 2024, the acting Secretary-General registered an application for partial annulment of the award filed by Freeport-McMoran Inc.

On May 13, 2020, SMM Cerro Verde Netherlands B.V. filed a request for arbitration to ICSID regarding a mining concession, invoking the Netherlands - Peru Bilateral Investment Treaty. On September 14, 2020, following appointment by the Claimant, Oscar Garibaldi (Argentine/U.S.) accepted his appointment as arbitrator. On March 31, 2021, the Tribunal was constituted. On August 28, 2021, the Claimant filed a memorial. On September 21, 2022, the Respondent filed a rejoinder on the merits. On October 18, 2023, the Claimant filed a request for the Tribunal to decide on the admissibility of new evidence. On June 20, 2024, the Tribunal issued Procedural Order No. 13 concerning the Respondent’s request of May 20, 2024.

On June 10, 2020, Desarrollo Vial de los Andes S.A.C (DEVIANDES), filed a request for arbitration to ICSID related to the toll system of the Peruvian Central Highway concession invoking the fulfillment of the contract itself. The rejection of the toll installation in Ticlio through protests and blockades caused for the installation of the toll booth to be cancelled. Due to the breach of the contract, the Supervisory Board for Investment in Public Transport Infrastructure (Ositran) appealed, in July 2019, to the Peruvian Ministry of Transport and Communications and DEVIANDES to reach an agreement on compensation However, a joint position was not reached. On August 11, 2020 the Tribunal was constituted in accordance with Article 37(2)(a) of the ICSID Convention. Its members are: David J.A. Cairns (British/New Zealand), President, appointed by the Secretary-General in accordance with the agreement of the Parties; José María Alonso Puig (Spanish), appointed by the Claimant; and Yves Derains (French), appointed by the Respondent. On April 15, 2021, the Respondent filed a counter-memorial on the merits, including counter-claims. On September 29, 2022, the Tribunal issued Procedural Order No. 6 concerning procedural matters. On February 1, 2023, each party filed a submission on costs.

On October 30, 2020, Lupaka Gold Corp. (Canadian) filed with ICSID a request for arbitration related to Mining Concession. On February 19, 2021, the tribunal was constituted. On July 20, 2021, the tribunal issued Procedural Order No. 1 concerning procedural matters. On September 23, 2022, the Claimant filed a counter-memorial on jurisdiction and reply on the merit. On October 17, 2023, each party filed a submission on costs. On October 17, 2023, each party filed a submission on costs.

On December 15, 2020, Worth Capital Holdings 27 LLC. (U.S.) filed with ICSID a request for arbitration related to the oil and gas business. On September 14, 2021, the tribunal held a first session by video conference. On October 3, 2022, the Respondent filed a memorial on jurisdiction and a counter-memorial on the merits. On May 29, 2023, the Tribunal issued Procedural Order No. 3 concerning the procedural calendar. On December 8, 2023, the Tribunal issued a procedural order taking note of the discontinuance of the proceeding pursuant to ICSID Arbitration Rule 44 and a decision on costs.

On January 4, 2021, Quanta Services Netherlands B.V. (Dutch) filed with ICSID a request for arbitration related to the telecommunication business. On August 1, 2022, the Claimant filed a reply on the merits and counter-memorial on jurisdiction. On October 7, 2023, the Respondent filed a post-hearing brief. On October 8, 2023, the Respondent filed a post-hearing brief.

On March 12, 2021, Telefonica, S.A. (Spanish) filed with ICSID a request for arbitration related to the telecommunications services. On November 8, 2022, the Tribunal issued Procedural Order No. 1 concerning procedural matters. On November 9, 2023, following exchanges between the parties, each party filed a request for the Tribunal to decide on production of documents. On September 19, 2024, the Claimant filed a rejoinder on jurisdiction.

On May 19, 2021, APM Terminals Callao S.A. (Peruvian) filed with ICSID a request for arbitration related to the Pier Concession Agreement. On September 2, 2022, the Claimant filed a memorial on the merits. On October 24, 2023, the Respondent filed a rejoinder on the merits and reply on jurisdiction. On June 1, 2024, each party filed a post-hearing brief.

On May 20, 2021, Kaloti Metals & Logistics, LLC (U.S.) filed with ICSID a request for arbitration related to the precious metals trading. On October 24, 2022, the Tribunal issued Procedural Order No. 3 concerning the Respondent’s request for security for costs. On September 13, 2023, each party filed a statement of costs. On May 14, 2024, the Tribunal rendered its award.

On August 20, 2021, Metro de Lima Linea 2, S.A. (Peruvian) filed with ICSID a request for arbitration related to a metro concession agreement. The arbitration tribunal was constituted on May 16, 2022. On July 5, 2022, the Tribunal issued Procedural Date No. 1 concerning procedural matters. On October 1, 2023, the Respondent filed a counter-memorial on the merits and counterclaim. On June 7, 2024, the Claimant filed a reply on the merits and a counter-memorial on jurisdiction.

On September 23, 2021, Concesionaria Peruana de Vías COVINCA, S.A. (Colombian, Peruvian) filed with ICSID a request for arbitration related to a highway construction project. The arbitration tribunal was constituted on January 3, 2022. On July 26, 2022, the Claimant filed a memorial on the merits. On October 18, 2023, the Respondent filed a rejoinder on the merits. On April 12, 2024, each party filed a post-hearing brief.

On December 6, 2021, Metro de Lima Linea 2, S.A. (Peruvian) filed with ICSID a request for arbitration related to a metro concession agreement. The arbitration tribunal was constituted on April 13, 2023. On September 29, 2023, the Claimant filed a memorial on the merits. On August 21, 2024, the Tribunal issued Procedural Order No. 3 concerning the Respondent’s request of July 15, 2024.

On December 10, 2021, Vinci Highways S.A.S. and Vinci Concessions S.A.S. filed with ICSID a request for arbitration related to a highway construction project. On October 12, 2022, the Tribunal issued Procedural Date No. 1 concerning procedural matters. On May 1, 2023, the Claimants filed a memorial on the merits. On September 10, 2024, the Respondent filed further observations on the Claimants’ request of August 26, 2024.

On December 23, 2021, Enegas International S.L.U. filed with ICSID a request for arbitration related to a natural gas project. On July 5, 2022, one member of the arbitration tribunal accepted the appointment. On October 6, 2023, the Respondent filed a counter-memorial on the merits. On April 17, 2024, the Claimant filed a reply on the merits.

During 2022, the following entities filed with ICSID the following requests for arbitration:

•	On November 15, 2022, the Bank of Nova Scotia filed with ICSID an arbitration request on its behalf and on behalf of Scotiabank Peru under Articles 810 and 820 of the Peru-Canada Free Trade Agreement, for the collection of default interest from the Peruvian tax authorities, totaling roughly S/482.0 million. On November 2, 2023, the Claimant filed a rejoinder on preliminary objections pursuant to ICSID Arbitration Rule 41. On July 2, 2024, the Tribunal issued Procedural Order No. 3 concerning the procedural calendar.

During 2023, the following entities filed with ICSID the following requests for arbitration:

•	On April 21, 2023, the Peruvian sanitation company Operadora Ecológica del Titicaca S.A.C. filed with ICSID an arbitration against Peru related to a wastewater treatment plant. The subject of the dispute is an alleged breach of contract. On August 6, 2023, following appointment by the Respondent, Yves Derains (French) accepted his appointment as arbitrator. On September 26, 2024, the Respondent filed a counter-memorial on the merits, including counter-claims.

•	On August 23, 2023, TV Azteca de C.V. and Azteca Comunicaciones Peru S.A.C. filed with ICSID an arbitration against Peru. Related to telecommunications concession, under Contract FTA

Mexico-Peru (2011). On November 8, 2023, following appointment by the Respondent, Álvaro Galindo (Ecuadorian/Colombian) accepted his appointment as arbitrator. On July 31, 2024, the Tribunal issued Procedural Order No. 1 concerning procedural matters.

During 2024, the following entities filed with ICSID the following requests for arbitration:

•	On April 1, 2024, Gas Natural de Lima y Callao S.A. filed with ICSID an arbitration request against Peru, related to the gas distribution. On September 5, 2024, following appointment by the Respondent, Raúl E. Vinuesa (Argentine/Spanish) accepted his appointment as arbitrator.

•	On July 30, 2024, Gasoducto Sur Peruano S.A. En Liquidación filed with ICSID an arbitration request against Peru related to the Natural gas pipeline project. On September 30, 2024, following appointment by the Claimant, Eduardo Zuleta (Colombian) accepted his appointment as arbitrator.

The Economy

History and Background

Between 1930 and the mid-1960s, Peru had one of the most successful economies in Latin America. During this time, Peru generally deviated from the import-substitution model adopted by other countries in the region. Peru adhered, except for brief intervening periods, to laissez-faire, non-interventionist economic policies. The government encouraged foreign investment through tax incentives and legislation guaranteeing equal treatment of foreign and domestic investors. Aided by its main exports, consisting of fish, fish products, copper, petroleum and agricultural products, Peru’s economy grew steadily during this period.

Beginning in the mid-1960s, the Peruvian economy experienced a series of setbacks. Public sentiment began to turn resolutely against foreign investment. Pressure for change in economic policies increased as a result of:

•	class and social conflicts, characterized by populist resentment against the economic elite that ruled Peru and against the presence of foreign companies in industries related to Peru’s national resources, such as petroleum and mining, and in other prominent sectors of the economy;

•	an economic slowdown brought about by a reduction in production and exports due principally to a sudden drop in fish catch and reduced mining and metal processing following the exhaustion of a number of the principal copper and other mines; and

•	the increased cost of living that resulted from higher domestic food prices.

In 1968, the military government headed by General Juan Velasco Alvarado nationalized numerous private enterprises and conducted a campaign against foreign participation in the Peruvian economy. In 1969, the Velasco administration enacted the Ley de Reforma Agraria, or the Agrarian Reform Law, which confiscated large estates from wealthy owners in exchange for long-term bonds issued by Peru, turning the estates into cooperatives run by the former workers of the estates, and adopted high tariffs to shield local industry and manufacturing from foreign competition. During 2010, there was an increase in the volume of administrative and judicial claims filed against Peru in connection with the payment of amounts due in respect of the bonds issued by Peru pursuant to the Agrarian Reform Law. In accordance with a resolution issued by the Peruvian Constitutional Court in 2013, the executive branch enacted a bylaw regulating an administrative procedure through which the debt corresponding to the Agrarian bonds can be brought to present value. Peru has continued to undertake steps related to the administrative procedure, including payment of legitimate bondholders in accordance with applicable law. To date, hundreds of bondholders have presented thousands of bonds in the administrative procedure and are advancing through the steps of authentication, registration, valuation, and payment.

Peru’s currency became overvalued, making exports less competitive, and its debt grew sharply during the 1970s. Peru experienced large current account deficits and the Velasco administration borrowed abroad to finance these deficits rather than change its policies. Many cooperative farms, operated by people with little management experience, went bankrupt and agricultural production decreased.

In 1975, General Francisco Morales-Bermúdez Cerruti implemented an economic austerity program designed to correct the economic disequilibrium reflected in Peru’s fiscal and current account deficits and high external debt burden. The government implemented fiscal and monetary restraints and devalued the currency. These measures coincided with increases in international prices of Peru’s main exports. The fiscal deficit narrowed and by 1979 Peru had achieved a significant current account surplus.

In 1980, the civilian government led by Fernando Belaúnde reinstituted high spending and borrowing but was forced to adopt more restrained spending policies in later years. The policies adopted by President Alan García Pérez, who assumed the presidency in 1985, brought Peru into a deepening economic crisis. The García administration increased spending, declared a debt moratorium, and attempted to nationalize the banking system and other key industries. Private investment collapsed, the public sector deficit increased and exports dwindled. By

1990, the annual inflation rate had increased to 7.650%, net international reserves had been completely depleted and the economy had entered its third year of recession. The García administration also had to confront terrorist activities by the Shining Path and Tupac Amaru.

In 1990, Alberto Fujimori, a university professor, won the presidential election on a platform that emphasized his “outsider” status and his opposition to “traditional” politicians. President Fujimori inherited an economy beset by recession, hyperinflation, and high levels of external debt. President Fujimori immediately moved to cut public spending, increase taxes, tame inflation, and open the economy to foreign investment.

Within the first few years of his presidency, President Fujimori dismantled protectionist and interventionist laws and policies to create a liberal economy dominated by private sector and market forces. In order to encourage foreign investment, the Fujimori administration undertook an ambitious privatization program, strengthened and simplified Peru’s tax system, opened the economy to foreign investment and lifted exchange controls, and restrictions on remittances of profits, dividends and royalties. Although the Fujimori administration successfully privatized many state entities, the privatization program waned in the later years of the administration because of adverse market conditions and Fujimori’s adoption of a more populist stance prior to the 2000 elections.

As time went on, the Fujimori administration became increasingly authoritarian, as evidenced by the dissolution of Congress in 1992, his consolidation of power in the executive branch following adoption of the 1993 Constitution and his alliance with Vladimiro Montesinos, an intelligence advisor. President Fujimori’s authoritarianism exacted a price on Peru’s political system, although it had little effect on the successes of his economic program.

On November 20, 2000, Congress removed President Fujimori from office and Valentín Paniagua assumed the presidency on a transition basis. The Paniagua administration adopted fiscal policies to reduce spending, restore confidence, reform the tax system and stabilize the economy.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political authoritarianism. President Toledo vowed to restore democracy, fiscal discipline, and transparency to the government. He pledged to increase the living standards of the poor and disadvantaged, who constituted a majority of Peru’s population, through improvements in education, health and employment opportunities. He also promised to continue the economic reforms and privatization program first advanced by the Fujimori administration.

President Toledo assumed the presidency in July 2001 against a backdrop of high unemployment and underemployment, economic recession, and social need more severe than the Fujimori administration had acknowledged. Despite the economic achievements between 1990 and 2000, poverty remained a persistent problem in Peru. More than half of the population lived below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians lived on a monthly per capita income of less than U.S.$30.00.

President Toledo implemented a number of proposals to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained GDP growth since the fourth quarter of 2001. Despite this growth, the Toledo administration fell in the polls and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies did not immediately lead to a significant reduction in the high rates of unemployment, underemployment, and poverty.

On June 4, 2006, President García was elected for a five-year term after winning approximately 53.0% of the nationwide vote in a run-off election against Ollanta Humala. The García administration was elected on a platform that sought to implement social and political reforms and to provide continuity to the macroeconomic stability of the preceding years, as well as solidifying Peru’s relationships with its international partners. President García adopted policies that brought Peru closer to the United States and other developed economies, seeking to consolidate the existing relationships and sign trade agreements with these countries. President García also sought to achieve economic development for all Peruvians while ensuring economic and political stability. During President

García’s term in office, Peru signed free trade agreements with the United States, Canada, Singapore, China, and Chile, and continued with market-oriented policies that spurred economic growth.

On June 5, 2011, Ollanta Humala was elected president for a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administration’s economic policies. Shortly after his inauguration, President Humala confirmed Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as Minister of Economy and Finance, both of whom served as senior members in the prior administration and were strong proponents of open market policies.

President Humala’s administration continued to implement policies that promote macroeconomic stability, fiscal discipline, and domestic and foreign investment. In addition, President Humala’s administration did not make any significant shift in trade policy and did not experience any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population.

In July 2016, Pedro Pablo Kuczynski was inaugurated as president after defeating Keiko Fujimori of the Fuerza Popular in a run-off election held in June 2016. President Kuczynski was in office through March 23, 2018, when Congress accepted his resignation following allegations of corruption limited to the Odebrecht corruption scandal. On that same date, Vice President Vizcarra was sworn in as president to complete the term through 2021. After President Vizcarra stepped down in November 2020, there was a short period of turmoil that was resolved after interim President Merino resigned and President Sagasti took office. President Sagasti remained president until July 2021, when President Castillo took office.

On December 7, 2022, Peru’s Congress impeached President Castillo due to a charge of permanent moral incapacity following a failed attempt by President Castillo to stage a self-coup. On the same day, Vice President Dina Boluarte assumed the presidency of Peru to serve the remaining presidential term until 2026. However, on December 11, 2022, President Boluarte announced she would introduce a bill to move the general elections up to April 2024. The proposal was subsequently voted down by Congress and, as such, the current congressional and presidential terms are set to end in July 2026 as originally intended with the election of former President Castillo.

Developments from 2019 to 2023

Introduction

From 2019 to 2023, Peru experienced continued economic expansion, except for 2020 due to the COVID-19 pandemic and for 2023. GDP expanded by 2.2% in 2019, 13.4% in 2021 and 2.7% in 2022, but decreased by 10.9% in 2020 and 0.6% in 2023. In 2023, GDP decreased by 0.6% compared to 2022. Set forth below is a brief discussion of the key trends and events affecting economic results during this period.

2019

In 2019, GDP expanded by 2.2% compared to 2018. Economic activity during 2019 was characterized by contraction in the primary sector mainly in fishing and mining, the impact of the political cycle on public expenditures by regional and municipal governments, and by the effects of slower global growth that resulted in a decrease in terms of trade.

The trade balance recorded a surplus of U.S.$6.9 billion, while the current account reflected a deficit of U.S.$1.4 billion or 0.6% of GDP. The following were the other key economic results during 2019:

•	public sector domestic debt totaled U.S.$38.9 billion, or 16.7% of GDP;

•	public sector external debt totaled U.S.$22.6 billion, or 9.7% of GDP;

•	exports decreased by 2.2%, from U.S.$49.1 billion in 2018 to U.S.$48.0 billion in 2019;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$3.8 billion, or 1.6% of GDP in 2019, as compared to a deficit of U.S.$5.2 billion, or 2.3% of GDP in 2018;

•	the inflation rate was 1.90%, as compared to an inflation rate of 2.19% in 2018;

•	the net international reserves of the Central Bank decreased to U.S.$68.3 billion at December 31, 2019, compared to U.S.$60.1 billion at December 31, 2018; and

•	foreign direct investment was U.S.$4.8 billion in 2019, as compared to U.S.$5.9 billion in 2018.

2020

In 2020, GDP decreased by 10.9% compared to 2019, as a consequence of the implementation of one of the strictest quarantine measures in the world to contain the advance of infections due to COVID-19. These quarantine measures paralyzed the majority of our production sectors, with only essential services permitted to continue operating. These restrictions caused employment and production to deteriorate significantly, and consequently, lowered future expectations regarding the development of Peru’s economy. The economic recovery in the second half of the year moved at a faster pace than expected, with those sectors that had been paralyzed gradually resuming operations and the easing of movement restrictions. The GDP decreased in general throughout all the productive sectors, except in the agriculture, livestock, and fishing sectors. Primary production had an 8.6% decrease, while secondary production decreased 12.9%.

The trade balance recorded a surplus of U.S.$8.1 billion, while the current account reflected a surplus of U.S.$1.9 billion or 0.9% of GDP. The following were the other key economic results during 2020:

•	public sector domestic debt totaled U.S.$36.1 billion, or 17.5% of GDP;

•	public sector external debt totaled U.S.$32.5 billion, or 15.8% of GDP;

•	exports decreased by 10.7%, from U.S.$48.0 billion in 2019 to U.S.$42.8 billion in 2020;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$18.3 billion, or 8.9% of GDP in 2020, as compared to a deficit of U.S.$3.8 billion, or 1.6% of GDP in 2019;

•	the inflation rate was 1.97%, as compared to an inflation rate of 1.90% in 2019;

•	the net international reserves of the Central Bank increased to U.S.$74.7 billion at December 31, 2020, compared to U.S.$68.3 billion at December 31, 2019; and

•	foreign direct investment was U.S.$0.7 billion in 2020, as compared to U.S.$4.8 billion in 2019.

2021

In 2021, GDP increased by 13.4% compared to 2020. The recovery of the Peruvian economy in 2021 was driven by the easing of the COVID-19 restrictions and the progress made in the mass vaccination efforts, factors that reduced the negative impact from the COVID-19 restrictions on non-essential activities in 2020. Fiscal stimulus and expansionary monetary policy were also important aspects in reversing production contraction. The economy lost momentum during the second half of the year, which was explained by the deterioration of expectations about the future of the economy due to political issues. Notwithstanding the above, the evolution of monthly GDP during the second half of the year showed a sustained growth with respect to 2019 levels. The reestablishment in 2021 of pre-pandemic activity levels is explained primarily by the components of domestic demand, driven mainly by private investment (a result that is in line with the strong increase in activity in the construction sector and public and private consumption) while public investment contributed to a lesser extent. The improvement of these components of aggregate expenditure was offset by the lag of export of services, particularly inbound tourism.

In 2021, economic activity in Peru increased by 13.3% compared to 2020, resulting in the highest growth rate of productive activity within the six main economies of Latin America (Brazil, Chile, Colombia, Mexico, Argentina and Peru). As a result, the GDP of Peru was above its 2019 pre-pandemic level, in a magnitude surpassed only by Chile and Colombia.

The trade balance recorded a surplus of U.S.$15.1 billion, while the current account reflected a deficit of U.S.$4.7 billion or 2.1% of GDP. The following were the other key economic results during 2021:

•	public sector domestic debt totaled U.S.$34.0 billion, or 15.0% of GDP;

•	public sector external debt totaled U.S.$45.5 billion, or 20.2% of GDP;

•	exports increased by 47.4%, from U.S.$42.8 billion in 2020 to U.S.$63.1 billion in 2021;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$5.7 billion, or 2.5% of GDP in 2021, as compared to a deficit of U.S.$18.3 billion, or 8.9% of GDP in 2020;

•	the inflation rate was 6.43%, as compared to an inflation rate of 1.97% in 2020;

•	the net international reserves of the Central Bank increased to U.S.$78.5 billion at December 31, 2021, compared to U.S.$74.7 billion at December 31, 2020; and

•	foreign direct investment was U.S.$7.1 billion in 2021, as compared to U.S.$0.7 billion in 2020.

2022

Economic activity between January and December 2022 grew by 2.7%, mainly driven by the improvement in the health situation in 2022, which allowed the recovery of the employment market and most economic activities. Higher income and access to savings designed to face unemployment and fund retirement pensions —such as AFP funds and CTS deposits— prompted consumers to increase their spending on goods and services. There was also a significant expansion in public investment by regional and local governments, which is usually observed in the last year of regional and local governmental tenures. However, business confidence remained pessimistic for most of the year, affected by social conflicts and political uncertainty, a situation that slowed down the growth of private investment in non-mining sectors. Mining investment, registered a contraction due to the absence of new large projects in this sector, as well as the entry into operation of Quellaveco.

As of December 2022, the trade balance recorded a surplus of U.S.$10.2 billion, while the current account reflected a deficit of U.S.$9.7 billion or a deficit of 4.0% of GDP, mainly due to elevated prices for food and energy internationally, an increase in the volume of imported goods, higher freight payments abroad and decreased prices for industrials metals, all against the backdrop of a slowdown in global economic growth.

The following are other key economic results as of December 31, 2022:

•	public sector domestic debt (non-financial) totaled U.S.$38.2 billion, or 15.6% of GDP;

•	public sector external debt (non-financial) totaled U.S.$46.2 billion, or 18.9% of GDP;

•	exports increased by 4.8%, from nearly U.S.$63.1 billion for the year ended December 31, 2021 to nearly U.S.$66.2 billion for the year ended December 31, 2022;

•	the overall balance of the non-financial public sector registered a deficit of approximately U.S.$4.2 billion, or 1.7% of GDP as of December 31, 2022, as compared to a deficit of approximately U.S.$5.7 billion, or 2.5% of GDP as of December 31, 2021;

•	the inflation rate as of December 31, 2022 was 8.46%, compared to an inflation rate of 6.43% as of December 31, 2021;

•	the net international reserves of the Central Bank decreased to approximately U.S.$71.9 billion at December 31, 2022, compared to approximately U.S.$78.5 billion as of December 31, 2021; and

•	the foreign direct investment was approximately U.S.$11.2 billion for the year ended December 31, 2022, as compared to approximately U.S.$7.1 billion for the year ended December 31, 2021.

2023

As of December 2023, the trade balance recorded a surplus of U.S.$17.7 billion, while the current account reflected a surplus of U.S.$2.2 billion or 0.8% of GDP, mainly due to an increase in the commercial product surplus and the contraction of imports, as well as less foreign direct investment and greater interest income.

The following are other key economic results as of December 31, 2023:

•	public sector domestic debt (non-financial) totaled U.S.$43.0 billion, or 16.1% of GDP;

•	public sector external debt (non-financial) totaled U.S.$46.0 billion, or 17.2% of GDP;

•	exports increased by 20.0%, from nearly U.S.$66.2 billion for the year ended December 31, 2022 to nearly U.S.$67.5 billion for the year ended December 31, 2023;

•	the overall balance of the non-financial public sector registered a deficit of approximately U.S.$6.9 billion, or 2.8% of GDP as of December 31, 2023, as compared to a deficit of approximately U.S.$4.2 billion, or 1.7% of GDP as of December 31, 2022;

•	the inflation rate as of December 31, 2023 was 3.24%, compared to an inflation rate of 8.46% as of December 31, 2022;

•	the net international reserves of the Central Bank decreased to approximately U.S.$71.0 billion at December 31, 2023, compared to approximately U.S.$71.9 billion as of December 31, 2022; and

•	the foreign direct investment was approximately U.S.$3.9 billion for the year ended December 31, 2023, as compared to approximately U.S.$11.2 billion for the year ended December 31, 2022.

Developments in Argentina, Bolivia, Brazil, Colombia, Ecuador and Venezuela

Developments in countries throughout Latin America have had and are expected to continue to have a significant impact on economic growth and political developments in Peru. In particular, political and economic developments of Peru’s neighbors in South America, including developments in Argentina, Bolivia, Brazil, Colombia, Ecuador and Venezuela have substantial effects on Peru. In March 2017, the government recalled its Ambassador to Venezuela, following the decision by the Venezuelan Supreme Court to take over functions of its Congress. Notwithstanding the recall of the Peruvian Ambassador, the Peruvian Embassy in Caracas remains open and bilateral relations between Peru and Venezuela are not ruptured.

According to the Peruvian National Superintendence of Migration, for 2019 accumulated migration (the difference between the entrance and exit of foreign citizens) was 175,327 people. Preliminary estimates indicate that migration reduces, in certain work groups, the probability of maintaining employment and income generated by the main employment opportunities in Lima and Callao. This expansion of the labor supply could reduce wages and potentially prices of the activities in the services sector (which has the 60% of Venezuelan formal workers). With respect to the demand, the expenditures made by the percentage of immigrants that are in Lima and Callao, who are employed, have contributed, through private consumption, 0.3% to the GDP (from a total of 4.0% growth of GDP in 2018). Based on information published by the Superintendencia Nacional de Migraciones (the National Immigration Superintendence), approximately 862,000 Venezuelan nationals were resident in Peru as of December 31, 2019.

According to information from the National Immigration Superintendence, as of 2021, the number of foreigners residing in our country reaches 1,347 million, of which 87% are of Venezuelan nationality.

Pursuant to the II Survey aimed at the Venezuelan population, in 2022, 57.4% of the Venezuelan refugee and migrant population in Peru is between 20 and 49 years old; while 6.4% are minors between the ages of 15 to 19 years old, 28.3% are from 0 to 14 years old; and 7.7% are Venezuelans between 50 and 79 years old.

In terms of employment, 82.0% of the Venezuelan refugee and migrant population residing in Peru comprised the Economically Active Population. 97.9% of them are employed and 2.1% are unemployed. 71.8% of women are part of the Economically Active Population, while in the case of men, the proportion reaches 92.5%.

Negative investor reaction to developments in any of these countries could adversely affect the market for securities issued by Latin and South American countries, cause foreign investors to withhold capital from the region and cause uncertainty about plans for further integration of the region’s economies. Any of these events could adversely and materially affect Peru.

The COVID-19 Economic Plan of the Vizcarra Administration

Fiscal accounts have weakened in recent years as a result of falling fiscal revenue and the persistent increase in current spending. In 2017, the preliminary fiscal deficit of the non-financial public sector reached its highest level in 17 years (3.0% of GDP) while in 2018 it decreased to 2.3% of GDP for that year, with the stated plan to bring the fiscal deficit to 1.0% by 2021. Maintaining sound fiscal accounts will contribute to sustainability and support the Republic’s long-term credit ratings, which facilitates favorable financing conditions for investment projects, with multiplier effects that we expect will have on the potential of economic growth.

With the aim of boosting the economy in the short term and defining the basis for greater growth in the medium term, prior to the onset of the COVID-19 pandemic, the Vizcarra administration proposed an Economic Impulse Plan that targeted GDP growth of 5.0% by the end of 2021, adhering to fiscal priorities. This plan was based on five pillars designed to strengthen fiscal accounts in order to generate pro-growth fiscal initiatives and boost the economy in the short- and medium-term.

Since the onset of the COVID-19 pandemic, the Vizcarra administration shifted to implement economic policies linked to a strategy to achieve, in the short-term, a rapid reactivation of the economy without neglecting progress made in combating and controlling the pandemic, and to lay the foundations to consolidate sustained growth in the medium- and long-term. This economic reactivation plan was accompanied by the progressive closing of structural gaps, greater public investment, and a boost to competitiveness and productivity, intended to improve the quality of life and provide fairer opportunities for all Peruvians. In this sense, the economic policy guidelines were intended to promote macroeconomic and microeconomic policy objectives:

•	Macroeconomic policy initiatives: prudent, consistent, and responsible management of economic policy for more than 20 years has enabled Peru to establish solid macroeconomic fundamentals and position itself as one of the economies with the greatest fiscal stability in the region. Accordingly, the COVID-19 Economic Plan is being implemented for approximately 20.0% of GDP, the most ambitious investment plan in Peruvian history and one of the largest in Latin America. The COVID-19 Economic Plan has been carried out to support the population and foster economic reactivation throughout the pandemic and the resulting economic crisis and aimed at containing the health impact of the emergency, providing support to families and protecting the productive segments of the economy. Currently, the COVID-19 Economic Plan is in the economic reactivation phase, the objective of which is to ensure that the Peruvian economy is shored up and stable so that it can optimize potential growth in the short-term.

Over the longer-term, the COVID-19 Economic Plan seeks to resume the path of consolidation and sustained economic growth through measures that allow promoting greater capital accumulation and improving efficiency. Among these, the greatest boost to the execution of the project portfolio of the National Infrastructure Plan is key and targets the development of 52 projects for an investment amount of approximately S/99.0 billion (U.S.$29.9 billion). These projects are intended to narrow the long-term infrastructure gap by: (i) temporarily suspending the requirement for licenses for building; (ii) transferring extraordinary power to local governments to manage areas necessary to carry out local prioritized residential and infrastructure projects; and (iii) promoting mechanisms such as Government-to-Government and Public Private Partnerships, which will accelerate the execution of some infrastructure projects and the works of the Integral Plan for Reconstruction with Changes, among others. In addition, Peru has a potential portfolio of 41 mining projects currently in the construction phase that will provide for total investment of approximately U.S.$49.0 billion, whose execution will materialize in the medium- and long-term.

•	Microeconomic policy initiatives: The Peruvian economy has stood out for its solid macroeconomic fundamentals and one of the highest growth rates in the region. However, the crisis generated by the COVID-19 pandemic has exposed the need to resolve a series of structural flaws in the social system. Thus, for example, the high rates of economic informality, the low level of financial inclusion, the deficit in the quality of public services, among other structural aspects, continue to limit the effectiveness of the policies intended to control the pandemic. Along these lines, the government is committed to continue working on measures designed to solve the country’s structural problems and generate greater efficiency and competitiveness, given that this crisis represents an opportunity to make meaningful structural changes in Peru and make it more fair and equitable. In this regard, the government is accelerating the implementation of the National Competitiveness and Productivity Plan, and implementation of policy measures necessary to address the economic and social challenges Peru faces and reorienting the country to a future of improved well-being for its citizenry. Since it was published on July 11, 2019 and through August 2020, 68 of the 434 milestones set forth in the Plan had been achieved. The gains in competitiveness will make it possible to raise the quality of public services, stimulate public and private investment and give greater dynamism to the workforce and the various business units that make up the country’s productive fabric. In addition, as part of improving competitiveness and productivity, the government continues to promote sectoral community boards that seek to generate new growth engines through productive diversification.

Gross Domestic Product and the Structure of the Economy

In 2019, private consumption was U.S.$152.1 billion, representing a growth of 3.2% in real terms as compared to 2018 as a result of a sustained increase in consumer credit and a favorable outlook by families regarding future economic growth. Public consumption was U.S.$26.8 billion, representing an increase of 2.2% in real terms primarily as a result of higher consumption of goods and services by the national government in the context of contraction in public consumption by regional and municipal governments. Gross public investment decreased 1.5% in 2019 as changes to local and regional government authorities resulted in reduced public investment offset in part by higher investment by the national government. Public investment by regional governments decreased 2.2% as investments in sanitation, transportation and health decreased. Municipal government consumption decreased 10.2% as these governments reduced investment in road improvements. These decreases in public consumption by regional and local governments was in steady decline from 2011 through 2015 when such investment decreased from 11.2% and 6.9% on average. Gross private investment increased 4.5% in 2019, driven primarily by a 23.6% increase in investments in the mining sector in copper mega-projects that included Quellaveco, Mina Justa and Ampliación de Toromocho and, to a lesser extent, a 1.2% increase in investments in other sectors such as hydrocarbons, energy and manufacturing as compared to 2018. Total gross investments decreased 0.6% during 2019 as compared to 2018.

In 2020, private consumption was U.S.$133.1 billion, representing a decrease of 9.9% in real terms compared to 2019, in which it grew 3.2%. This was the sharpest decrease since 1990. This decrease was caused by the extreme reduction of formal employment, mainly during the first half of the year, along with the restriction to goods and services and the reduction in household consumption. However, during the second half of the year, there was some recovery due to the relaxation of the pandemic restrictions and the reopening of businesses. Formal employment decreased 6.2% in 2020, for a total loss of 235,000 jobs. The total formal employment decreased 4.2% in 2020, after an increase of 5.8% in 2019. Private investments decreased 16.5% (sharpest decrease since 1990) mainly in the mining sector (a decrease of 28.2%) and other sectors (a decrease of 14.6%). On the other hand, public consumption of goods and services increased 7.5% during 2020, mainly due to pandemic related expenses and purchases, many of them at the local level under the “Arranca Peru” program. Most of the public infrastructure projects were suspended during the first half of the year, with certain recovery during the second half of the year.

Exports of goods and services decreased 19.7% in 2020, the biggest decrease in historical data from 1951. This decrease was a consequence of a 11.8% drop in export of traditional goods and a 59.4% drop in services export. This extreme decrease of exports was produced by the combination of the global demand contraction, the restriction of non-essential economic activity and the implementation of pandemic protocols. Services export were mainly impacted by the restriction to international flights and the arrival of international passengers.

On the other hand, imports of goods and services decreased 15.8%, a record since 1978. This was caused by a reduction in purchases of consumer and industrial goods and a decreased demand for imported services, especially transportation and travel. The reduction on travel and transportation was due to the flight restrictions and diminished household spending.

Domestic demand decreased 9.8% in 2020. The main contributors to this decrease were reduced consumer spending and limited investment, both also affected by the pandemic quarantine restrictions. In a similar vein, the decrease of economic expectations and suspension of construction and investment projects were also main factors. All of these factors experienced some recovery during the second half of the year as consumer demand increased, the pandemic restrictions were relaxed, the economy reopened, and the economic expectations improved.

In 2021, domestic demand increased by 14.5% (3.2% compared to 2019), in contrast to the 9.8% decrease recorded in 2020. This result is explained by the recovery of private consumption and the dynamism of private investment, indicators driven by the easing of the COVID-19 restrictions and greater access to goods and services, as well as by construction works, the increase in the implementation of reconstruction projects and other investment projects.

Private consumption increased by 12.4% in 2021 (1.3% compared to 2019), in contrast to the 9.9% decrease recorded in 2020. This development was due to the recovery of private formal employment, as well as greater access to goods and services. Low interest rates during most of the year also played a role, which stimulated consumer credit (3.8% growth in nominal terms). However, during the second half of the year, the decrease in consumer confidence slowed consumption growth.

Regarding the labor market, private formal employment in 2021 increased by 4.3% year-on-year on average (a decrease of 2.3% with respect to 2019), adding 151,000 jobs compared to 2020. Despite this, 86,000 jobs were yet to be recovered to reach 2019 levels. Likewise, the formal wage bill in 2021 increased 10.6% year-on-year, after having fallen 4.3% in 2020, thus standing 5.9% above the level achieved in 2019.

Private investment increased by 36.9% in 2021 (14.3% compared to 2019) and reversed the 16.5% drop recorded in 2020. The strong growth was determined by the resumption of investments, which had been postponed in 2020 due to the strict public health measures in place at the time, the dynamism of construction, home improvement and new home sales, as well as by the increase in the implementation of infrastructure projects. However, this was mitigated, mainly in the fourth quarter, by lower business confidence as a result of high political uncertainty. On average, domestic cement consumption grew 36.8% year-on-year and the volume of capital goods imports (excluding construction materials and cell phones) grew 28.6% in 2021.

Public expenditure in 2021 expanded by 14.2%, higher than the 1.1% recorded in 2020, which is explained by the higher growth rates of public consumption (10.9%) and public investment (24.8%). Public consumption accelerated its growth rate from 7.5% in 2020 to 10.9% in 2021. This was mainly driven by higher spending by the government on the acquisition of medical supplies, on professional and technical services to address the health crisis, and on road maintenance. Nevertheless, a contraction of public consumption was observed in the last quarter of the year, supported by lower spending by regional governments. Meanwhile, public investment in 2021 increased 24.8% and 6.0% with respect to 2020 and 2019, respectively, overcoming the 15.1% decrease of 2020. The evolution of public investment was mainly driven by the implementation of reconstruction projects under the government-to-government agreement executed with the United Kingdom, other projects related to the reconstruction of the north of the country after the El Niño phenomenon of 2017 and “Start Peru” (Arranca Perú). However, this growth was offset by lower investment at all levels of government in the last quarter of the year. Exports of goods and services increased 13.2% in 2021, reversing part of the 19.7% decrease in 2020, as a result of the increase in shipments of traditional products (10.5%) and non-traditional products (20.2%). This was due to the recovery of global demand following the easing of sanitary restrictions in several countries and the progress of the vaccination process at the global and local levels. This performance was offset by exports of services, particularly inbound tourism, as well as by the negative impact of conflicts and political uncertainty on mining production. Thus, total exports, in volume terms, are still 8.6% below the levels recorded in 2019.

Imports of goods and services increased by 18.0% in 2021, contrasting with the 15.8% decrease in 2020. This result was primarily due to higher purchases of consumer durables and capital goods, as well as the increase in the purchase of vaccines and supplies (industrial and crude oil and derivatives); and the higher demand for imported services, namely transportation and travel. The increase in imported volumes was partially offset by lower purchases of food products such as rice, sugar, wheat and corn.

In 2022, domestic demand increased by 2.3%, compared to the 14.5% increase recorded in 2021. This result was primarily driven by private consumption, alongside the favorable evolution of the labor market and the extraordinary withdrawals of pension savings that occurred as a result of the pandemic. The increase of public expending contributed, by a lesser extent, to this increase due to the spending that is usually observed in the last year of regional and local governmental tenures. Private investment fell by 0.4% compared to the 36.9% increase recorded in 2021, primarily due to political uncertainty impacting entrepreneurs’ expectations and the absence of new large mining projects.

Private consumption increased by 3.6% in 2022, compared to the 12.4% increase recorded in 2021. This contributed in 2.4% towards the economic growth. This development was due to the dynamism of the labor market which allowed for higher levels of employment and income, and in turn contributed to household spending on goods and services. Formal employment in the private sector grew 7.8% in 2022 which created 292,000 jobs compared to 2021 and 207,000 compared to 2019. Thus, total formal employment in 2022 grew 11.5% interannually, representing an 18.1% increase from 2019.

Regarding the labor market, formal employment positions in 2022 increased by 6.5% compared to 2021, and 6.9% compared to 2019. This occurred alongside a 7.9% growth in private sector jobs and a 3.0% growth in public sector jobs. Most of this growth occurred in the areas outside of Lima, registering a growth of 7.3%, compared to a growth of 5.7% in Lima.

Private investment decreased by 0.4% in 2022 and reversed the 36.9% increase recorded in 2021. The decline was determined by deteriorating business confidence and falling terms of trade. Mining investments fell 5.5% due to lower disbursements by Quellaveco, given the beginning of operations of the project, and the absence of new large mining projects. In turn, non-mining investments were driven by large infrastructure projects such as the Chancay Port Terminal Phase 1, Line 2 of the Lima Metro, and the Trujillo-Sullana Autopista del Sol. Conversely, self-construction of homes slowed down compared to 2021, as reflected by a 0.7% decline in domestic cement consumption, compared to a 36.8% increase in 2021. Additionally, there was a 0.4% decrease in the volume of capital goods imports (excluding construction materials and cell phones) due primarily to lower purchases of information technology equipment and machinery and construction machinery. The ratio of private investment to GDP decreased to 20.3% in 2022, compared to 20.4% in 2021.

Public expenditure in 2022 decreased by 0.5%, compared to 14.2% in 2021. This was mainly driven by a 3.4% decrease in public consumption which was partially offset by a 7.7% increase in public investment. The reduction in public consumption is primarily explained by the reduced central and local government expenditure on medical supplies and payments to face the COVID-19 pandemic, a drop that was partly offset by the recovery of non-health emergency related spending and higher remuneration payments at the regional government level.

Public investment in 2022 grew 7.7%, compared to 24.8% in 2021. This growth was primarily driven by greater disbursements by regional and local governments, an effect that is normally observed in the last year of such governmental officials tenure. Some regional government projects that stand out for their magnitude are the hospital infrastructure works in Iquitos and Junín, education projects in eight provinces of Piura, water service for irrigation in Apurimac, and the regional road Arequipa– La Joya. In turn, some local government projects that stand out include the Ayo Andamayo – Castilla highway in Arequipa, the citizen security project in Ventanilla-Callao, five single-teacher educational institutions in Ayacucho, and the increased vehicular and pedestrian traversability on the Ramiro Prialé bridge and in the Northern Metropolitan Area in Lima.

Exports of goods and services increased by 6.1% in 2022, compared to 13.2% in 2021. This increase is primarily explained by a 5.6% growth in shipments of non-traditional agricultural products, textile, iron and steel. The growth of 2.4% in shipments of traditional products such as copper, coffee, natural gas, and exports of services, particularly inbound tourism, contributed to a lesser extent as well as the lifting of restrictions on internationals flights.

Imports of goods and services increased by 4.4% in 2022, compared to 18.0% in 2021. This result was primarily explained by greater purchases of supplies such as fuels, lubricants, and related raw materials for industrial purposes; the purchase of non-durable consumer goods such as clothing and footwear; and, a greater demand for imported services such as transportation which particularly stood out. This increase was partially offset by lower volumes of imported capital goods for industrial purposes and durable consumer goods, which is explained by the drop in business and consumer confidence respectively.

In 2023, domestic demand decreased by 2.1%, the first decrease since 2009 (-2.7%) other than 2020. This result was primarily driven by the reduction in private investment, in a year characterized by the deterioration of business confidence due to social conflicts during the first six months and various adverse weather events. The decrease was also due to the reduction of inventory, which mining and manufacturing businesses had accumulated during the end of 2022 and the beginning of 2023.

Private consumption decreased to 0.1% in 2023, compared to 3.6% in 2022. The lack of dynamism was consistent with the worsening of the labor market and low consumer confidence, which was reflected in the reduced volume of imported consumer goods and an increase in the savings rate.

Employment in the private sector market grew 3.4% in 2023, compared to 7.9% in 2022, which added 134,950 formal employment positions on average, compared to 292,759 positions in 2022. Payrolls increased 6.4% in nominal terms during the same period, compared to 11.6% in 2022. The consumer confidence index remained pessimistic throughout 2023 due to lower hiring rates in the private sector, various adverse weather events, the negative effects of the increase of food prices and the tightening of financial conditions. Other consumption indicators reaffirm the low growth throughout the year. Consumer credit increased 3.8% in real terms, compared to 12.3% in 2022, and the slowdown was primarily due to reduced use of credit cards amid lower rates of growth in formal employment.

Private investment decreased by 7.3% in 2023, compared to a decrease of 0.5% in 2022. The decline was due to continued pessimism in business confidence, a lack of new mining investment projects and a fall in the self-construction of homes after growing in 2021 and 2022. Mining investment declined 13.7% after the construction of Quellaveco concluded. Non-mining investments fell 6.5% compared to 2022, which is consistent with the reduction of capital goods imports and the reduction in self-construction of homes. Some investments that stand out due to their magnitude were the renovation of the terminal in the Jorge Chávez Airport, the completion of phase 1 of the Chancay Port Terminal, the completion of phase 2 of the southern dock of the port of Callao and the construction of the San Gabán III hydroelectric plant.

Public expenditure in 2023 increased by 4.1%, which was due to an increase in public investment of 2.8% and an increase in public consumption of 4.6%. Public consumption increased as a result of the recuperation of expenditures not associated with public health crises or economic stimulus programs, particularly Con Punché Perú and Emergencia-FEN. Public consumption increased at all three levels of government.

Public investment grew 2.8% in 2023, with investment in the national government increasing by 18.5%, and investment in regional governments increasing by 14.5%. The growth was mainly driven by greater expenditures by national and regional governments. Investment in local governments fell by 14.1% during the year. Some government projects that stand out due to their magnitude include the construction of Line 2 of the metro system in Lima, the Escuelas Bicentenario project, and reconstruction projects that were made pursuant to an agreement with the United Kingdom. The increase in accruals by regional governments, despite being in their first year of operation, is the result of the availability of resources provided by and actions taken by the Ministry of Economy and Finance.

Exports increased by 4.9% in 2023, with exports of goods increasing by 4.4% and exports of services increasing by 11.4%. The increase in exports of goods was driven by an increase in shipments of traditional products of 7.4%, such as copper, zinc, petroleum and natural gas. Shipments of non-traditional products fell by 2.0%, including agricultural products, textiles, chemicals, iron and steel, which was due to adverse weather events and reduced demand for Peru’s primary business partners. Exports of services recovered from the prior year, although they remained below 2019 levels. Domestic tourism recovered, consistent with the increase in the number of foreign travelers arriving at Jorge Chávez International Airport.

Imports of goods and services decreased by 1.4%, which was primarily due to a decrease in the purchase of foreign goods by 4.3%. This result corresponds to the reduced purchases of raw materials for industrial purposes, capital goods and non-durable consumer goods and is consistent with the fall of domestic demand and manufacturing production. The decrease in purchases of raw materials for industrial purposes was mainly due to decreased demand for iron, steel, textiles, plastic, paper and chemical products. The decrease in purchases of capital goods was driven by decreased demand for construction materials, laptops, tires and tractors. In contrast, imports of services increased 11.3%, which was primarily due to an increase in the number of citizens moving abroad and greater demand for information technology services from abroad.

In the five-year period ended December 31, 2023, Peru’s economy grew at an annual compound rate of 1.1% in real terms from an increase of 2.2% in 2019 to a decrease of 0.6% in 2023. In 2024, both public and private investment increased at a compound rate of 2.6% and 2.0%, respectively.

Peru’s economy grew in real terms by 2.2% in 2019. In 2020, the economy retracted by 10.9%, but grew 13.4% in 2021 and 2.7% in 2022 before retracting by 0.6% in 2023.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure(1)
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Government consumption	30,685	32,055	31,265	33,175	37,356
Private consumption	152,139	133,079	140,279	158,813	173,242
Total consumption	182,824	165,135	171,545	191,989	210,598
Gross investment:
Public sector	10,596	8,793	10,540	12,253	13,321
Private sector	41,775	34,497	46,182	49,452	47,918
Change in inventories	(5,021)	(5,519)	(9,527)	(10,765)	(14,718)
Total gross investment	47,350	37,770	47,196	50,940	46,521
Domestic demand	230,174	202,905	218,740	242,929	257,120
Exports of goods and services	54,680	45,623	66,311	71,130	73,386
Imports of goods and services	51,749	42,333	58,745	69,594	63,159

	For the year ended December 31,
	2019	2020	2021	2022	2023
Net (exports)	2,931	3,291	7,566	1,536	10,227
GDP	233,105	206,195	226,306	244,465	267,346

(1) Preliminary data.
Source: Central Bank.

Gross Domestic Product by Expenditure
(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Government consumption	68,784	74,191	77,731	77,612	81,161
Private consumption	353,615	318,739	358,285	371,150	371,706
Total consumption	422,399	392,929	436,016	448,762	452,867
Gross investment:
Public sector	23,930	20,326	25,344	26,860	27,602
Private sector	101,406	84,654	115,974	115,451	107,032
Change in inventories	(12,180)	(13,666)	(22,918)	(23,584)	(32,008)
Total gross investment	113,156	91,314	118,401	118,727	102,626
Domestic demand	535,555	483,243	554,417	567,489	555,493
Exports of goods and services	145,505	116,909	132,462	139,412	146,282
Imports of goods and services	134,455	113,961	134,319	139,511	137,514
Net (exports)	11,050	2,948	(1,857)	(99)	8,768
GDP	546,605	487,191	552,560	567,390	564,261

Source: Central Bank.

In 2019, 2020, 2021, 2022 and 2023, public savings reached 2.9%, (4.6)%, 2.1%. 3.3% and 2.2% of GDP, respectively. In 2023, public savings reached 2.2% of GDP, which was primarily due to a relative reduction in fiscal revenue. Private savings represented 16.8% in 2019, 23.8% in 2020, 16.7% in 2021, 13.5% in 2022 and 16.1% in 2023.

Domestic savings represented 19.7% of GDP in 2019, 19.2% in 2020, 18.8% in 2021, 16.9% in 2022 and 18.2% in 2023. From 2022 to 2023, domestic savings as a percentage of GDP increased from 16.9% to 18.2%, which is mainly the result of private savings, less consumer activity and an increase in interest rates, as well as an increase in economic uncertainty and the potential threat of adverse weather events. This dynamic was partially offset by the reduced lack of savings by the public sector as a result of lower fiscal revenue.

External savings represented 0.6% in 2019, (0.9)% in 2020, 2.1% in 2021, 4.0% in 2022 and (0.8)% in 2023. The domestic savings rate increased by 1.4% of GDP from 2022 to 2023. Gross domestic investment primarily from the private sector decreased to 3.4% of GDP, with external savings decreasing by 0.8% of GDP. The economy experienced a net excess of external savings, as a compared to positive external savings of 4.0% of GDP during the prior year.

Gross domestic investment, in terms of GDP, decreased by 3.4%, from 20.8% of GDP in 2022 to 17.4% of GDP in 2023. This decrease is explained by a decrease in private investment. Gross domestic investment represented 20.3% of GDP in 2019, 18.3% in 2020, 20.9% in 2021, 20.8% in 2022 and 17.4% in 2023.

Gross Domestic Product by Expenditure(1)
(as a percentage of total GDP, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Government consumption	13.2	15.5	13.8	13.6	14.0
Private consumption	65.3	64.5	62.0	65.0	64.8
Total consumption	78.4	80.1	75.8	78.5	78.8
Gross investment:
Public sector	4.5	4.3	4.7	5.0	5.0
Private sector	17.9	16.7	20.4	20.2	17.9
Change in inventories	(2.2)	(2.7)	(4.2)	(4.4)	(5.5)
Total gross investment	20.3	18.3	20.9	20.8	17.4
Domestic demand	98.7	98.4	96.7	99.4	96.2
Exports of goods and services	23.5	22.1	29.3	29.1	27.4
Imports of goods and services	22.2	20.5	26.0	28.5	23.6
Net (exports)	1.3	1.6	3.3	0.6	3.8
GDP	100.0	100.0	100.0	100.0	100.0

 (1) Preliminary data

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Government consumption	4.3	7.9	4.8	(0.2)	4.6
Private consumption	3.2	(9.9)	12.4	3.6	0.1
Total consumption	3.4	(7.0)	11.0	2.9	0.9
Gross investment:
Public sector	(1.5)	(15.1)	24.7	6.0	2.8
Private sector	4.5	(16.5)	37.0	(0.5)	(7.3)
Change in inventories	(109.0)	(12.2)	(67.7)	(2.9)	(35.7)
Total gross investment	(2.0)	(19.3)	29.7	0.3	(13.6)
Domestic demand	2.2	(9.8)	14.5	2.4	2.1
Exports of goods and services	1.1	(19.7)	13.3	5.2	4.9
Imports of goods and services	0.9	(15.2)	17.9	3.9	(1.4)
Net (exports)	3.8	(73.3)	(163.0)	94.7	8,940.9
Real GDP	2.2	(10.9)	13.4	2.7	(0.6)

 Source: Central Bank.

Investment and Savings
(as a percentage of current GDP)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Domestic savings:
Public savings	2.9	(4.6)	2.1	3.3	2.2
Private savings	16.8	23.8	16.7	13.5	16.1
Total domestic savings	19.7	19.2	18.8	16.9	18.2
External savings	0.6	(0.9)	2.1	4.0	(0.8)
Total savings	20.3	18.3	20.9	20.8	17.4
Domestic investment	20.3	18.3	20.9	20.8	17.4

 Source: Central Bank.

As indicated in the table below, the standard of living of the Peruvian population as measured by GDP per capita growth at an average annual rate of 2.2% from 2019 to 2023. Per capita GDP increased from U.S.$7,255 in 2019 to U.S.$7,927 in 2023. Per capita GDP increased 8.3%, from U.S.$7,320 in 2022 to U.S.$7,927 in 2023 and grew 9.3% from 2019. Per capita GDP increased by 0.6% in 2019, 8.4% in 2021, 6.9% in 2022 and 8.3% in 2023, and decreased by 12.9% in 2020.

Per Capita GDP(1)(2)
(in U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Per capita GDP	7,255	6,320	6,850	7,320	7,927

(1)       Without adjustment to reflect changes in purchasing power.

(2)       Preliminary data.
Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation, and tourism), manufacturing, agriculture and livestock, and mining and hydrocarbons.

Gross Domestic Product by Sector(1)
(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Primary production:
Agriculture and livestock(2)	31,166	31,488	32,950	34,444	33,443
Fishing	2,373	2,473	2,719	2,409	1,933
Mining and hydrocarbons(3)	68,235	59,081	63,880	64,209	69,478
Total primary production	101,775	93,042	99,548	101,062	104,854
Secondary production:
Manufacturing	67,338	58,896	69,855	70,520	65,751
Electricity and water	10,012	9,397	10,200	10,598	10,989
Construction	32,015	27,759	37,437	38,599	35,566
Total secondary production	109,365	96,052	117,492	119,717	112,306
Services:
Wholesale and retail trade	58,721	49,337	58,125	60,017	61,431
Transportation, storage, mail, and messenger services	30,586	22,228	26,714	28,993	29,350
Lodging and restaurants	17,404	8,650	12,334	15,189	15,600
Telecommunications & other information systems	25,102	26,273	29,068	30,159	28,385
Financial services, insurance, and pension funds	25,331	28,338	29,614	28,284	26,590
Services rendered to private enterprise	27,050	22,154	25,336	25,622	25,753
Government services and defense	27,826	28,833	30,188	31,101	32,004
Other	74,488	68,817	73,445	75,451	77,516
Taxes	48,959	43,466	50,696	51,794	50,472
Total other services	276,745	248,760	277,395	286,593	285,669
Total services	335,465	298,097	335,520	346,611	347,100
Total GDP	546,605	487,191	552,560	567,390	564,261

(1)       Preliminary data.

(2)       Includes forestry.

(3)       Includes non-metallic mining.

(4)       Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the prior year.

Gross Domestic Product by Sector(1)
(as a percentage of GDP, at constant 2007 prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Primary production:
Agriculture and livestock(2)	5.7	6.5	6.0	6.1	5.9
Fishing	0.4	0.5	0.5	0.4	0.3
Mining and fuel(3)	12.5	12.1	11.6	11.3	12.3
Total primary production	18.6	19.1	18.0	17.8	18.6
Secondary production:
Manufacturing	12.3	12.1	12.6	12.4	11.7
Electricity and water	1.8	1.9	1.8	1.9	1.9
Construction	5.9	5.7	6.8	6.8	6.3
Total secondary production	20.0	19.7	21.3	21.1	19.9
Services:
Wholesale and retail trade	10.7	10.1	10.5	10.6	10.9
Other services(4):
Transportation, storage, mail and messenger services	5.6	4.6	4.8	5.1	5.2
Lodging and restaurants	3.2	1.8	2.2	2.7	2.8
Telecommunications and other information systems	4.6	5.4	5.3	5.3	5.0
Financial services, insurance, and pension funds	4.6	5.8	5.4	5.0	4.7
Services rendered to private enterprise	4.9	4.5	4.6	4.5	4.6
Government services and defense	5.1	5.9	5.5	5.5	5.7
Other	13.6	14.1	13.3	13.3	13.7
Taxes	9.0	8.9	9.2	9.1	8.9
Total other services	50.6	51.1	50.2	50.5	50.6
Total services	61.4	61.2	60.7	61.1	61.5
Total GDP	100.0	100.00	100.00	100.00	100.00

_______________________

(1)       Preliminary data.

(2)       Includes forestry.

(3)       Includes non-metallic mining.

(4)       Includes taxes on products and import duties.
Source: Central Bank.

Gross Domestic Product by Sector(1)
(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Primary production:
Agriculture and livestock(2)	3.5	1.0	4.6	4.5	(2.9)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Fishing	(17.2)	4.2	9.9	(11.4)	(19.7)
Mining and fuel(3)	0.0	(13.4)	8.1	0.5	8.2
Total primary production	0.5	(8.6)	7.0	1.5	3.8
Secondary production:
Manufacturing	(1.7)	(12.5)	18.6	1.0	(6.8)
Electricity and water	3.9	(6.1)	8.5	3.9	3.7
Construction	1.4	(13.3)	34.9	3.1	(7.9)
Total secondary production	(0.3)	(12.2)	22.3	1.9	(6.2)
Services:
Wholesale and retail trade	3.0	(16.0)	17.8	3.3	2.4
Other services(4):
Transportation, storage, mail and messenger services	2.4	(27.3)	20.2	8.5	1.2
Lodging and restaurants	4.3	(50.3)	42.6	23.1	2.7
Telecommunications and other information services	6.9	4.7	10.6	3.8	(5.9)
Financial services, insurance and pension funds	5.4	11.9	4.5	(4.5)	(6.0)
Services rendered to private enterprise	4.2	(18.1)	14.4	1.1	0.5
Government services and defense	3.3	3.6	4.7	3.0	2.9
Other	3.6	(7.6)	6.7	2.7	2.7
Taxes	2.4	(11.2)	16.6	2.2	(2.6)
Total other services	3.8	(10.1)	11.5	3.3	(0.3)
Total services	3.6	(11.1)	12.6	3.3	0.1
Total GDP	2.2	(10.9)	13.4	2.7	(0.6)

(1) Preliminary data.
(2) Includes forestry.
(3) Includes non-metallic mining.
(4) Includes taxes on products and import duties.
Sources: Central Bank.

During 2019, GDP grew 2.2%, as compared to 2018. This result was primarily explained by the slower growth in primary production, driven by lower availability of anchovies and lower production of mining products, lower secondary production, and a slowdown in growth of services.

During 2020, GDP decreased 10.9%, as compared to 2019. This was the first GDP decrease after 21 years of continued growth. The country has not had such a GDP decrease level since 1989, when it decreased 12.3%. Furthermore, the GDP decreased in general throughout all the productive sectors, except in the agriculture, livestock, and fishing sectors. Primary production had an 8.6% decrease, while secondary production decreased 12.2%.

During 2021, GDP grew by 13.4%, as compared to 2020. GDP increased in general throughout all productive sectors, except for the hydrocarbons sector, which continued to decrease due to maintenance plans, failures in the natural gas plant, and problems with the communities. The non-primary sector grew 22.3%, as a result of increased activity in all subsectors, especially manufacturing and construction. The sectors with the highest average growth during the last decade of this century were construction (4.2%), electricity and water (4.0%) and services (3.8%).

During 2022, GDP grew by 2.7%, as compared to 2021. There has been a decrease of the growth rate in non-primary sectors following the 2021 recovery. In primary sectors, a reduction or a decrease of growth rate is seen in almost all sectors except for the hydrocarbons industry which is recovering from maintenance issues, technical issues and community issues that occurred in 2021. Of particular notice is the reduction in the mining sector due to a decreased production of various metals except for tin, iron, and copper (driven by Quellaveco). In 2022, this sector was affected by lower grades, depletion, and community problems.

During 2023, GDP decreased by 0.6%, as compared to 2022, the largest decrease since 1990 (5.0%) other than 2020. Excluding 2020, which was affected by the COVID-19 pandemic, the economy had not contracted since 1998 (which was affected by El Niño and the international financial crisis). Similar to 1998, 2023 was affected by a series of setbacks that impeded economic growth, such as the El Niño costero phenomenon, droughts, social conflicts and the bird flu.

Primary Production

Primary production in Peru comprises agriculture and livestock, forestry, fishing, mining, and hydrocarbon extraction. Of these, the most important activities in terms of their contribution to GDP were agriculture and livestock, which, together with forestry, accounted on average for 6.0% of GDP in the period 2019-2023 and mining and fuel production accounted on average for 12.0% of GDP during the same period.

During 2019, primary production increased by 0.5% compared to 2.0% growth in 2018, due to 17.2% decreased production in fishing and no growth in mining. In terms of contribution to GDP, primary production contributed 18.6% to GDP, compared to 18.9% in 2018.

During 2020, primary production decreased by 8.6% compared to 0.5% growth in 2019, due to 13.4% decreased production in mining and fuel. In terms of contribution to GDP, primary production contributed 19.1% to GDP, compared to 18.6% in 2019.

During 2021, primary production increased by 7.0% compared to a 8.6% decrease in 2020, due to 8.1% increased production in mining and fuel. In terms of contribution to GDP, primary production contributed 18.0% to GDP, compared to 19.1% in 2020.

During 2022, primary production increased by 1.3% compared to 7.0% growth in 2021, due to the reduction or decrease of growth rate seen in almost all sectors except for hydrocarbons sector which is recovering from maintenance issues, technical issues and community issues that occurred in 2021. Of particular notice is the reduction in the mining sector due to a decreased production of various metals except for tin, iron, and copper (driven by Quellaveco). In 2022, this sector was affected by lower grades, depletion, and community problems. In terms of contribution to GDP, primary production contributed 17.8% to GDP, compared to 18.0% in 2021.

During 2023, primary production increased by 3.8% compared to 1.5% growth in 2022, due to the increase in production in mining and fuel from 0.5% growth in 2022 to 8.2% growth in 2023. The following table presents the production of selected primary goods for the periods presented.

Selected Primary Goods Production
(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Agriculture:
Cotton	144	49	38	100	98
Rice	2,606	2,805	2,890	2,809	2,750
Coffee	1,740	1,692	1,744	1,716	1,766
Sugar cane	641	616	578	564	593
Corn	1,436	1,359	1,474	1,526	1,508
Potato	2,434	2,491	2,576	2,727	2,453
Wheat	154	153	166	174	158
Vegetables	2,465	2,449	2,543	2,586	2,532
Fruits	5,379	6,025	6,791	7,731	7,269

	For the year ended December 31,
	2019	2020	2021	2022	2023
Tubers	694	688	717	735	770
Other agricultural	5,061	5,073	5,349	5,633	5,330
Total crops	22,755	23,399	24,867	26,301	25,227
Livestock:
Poultry	8,088	7,907	8,036	8,266	8,147
Eggs	1,509	1,537	1,557	1,578	1,554
Milk	1,763	1,775	1,816	1,867	1,822
Lamb	412	395	405	409	411
Pork	821	805	835	860	887
Beef	1,650	1,573	1,625	1,648	1,679
Others	420	412	419	424	426
Total livestock	14,663	14,405	14,693	15,052	14,924
Fishing	2,373	2,473	2,719	2,409	1,933

_______________________
Sources: Ministry of Production and Ministry of Agrarian Development and Irrigation.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. Approximately 16.8% of Peru’s land area is devoted to arable production and permanent crops. Subsistence farming predominates and productivity is low due to drainage and salinity problems, although productivity generally increased during the 1990s. The agriculture and livestock sector in recent years generally has grown at a rate higher than growth in GDP. Growth in the sector was 3.5% in 2019, 1.0% in 2020, 4.6% in 2021, and 4.5% in 2022, whereas the sector contracted by 2.9% in 2023.

Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits, and vegetables, which together accounted for approximately 72.6% and 72.5% of agricultural production in 2022 and 2023, respectively. Peru’s traditional agricultural products include cotton, sugar, coffee, and rice. Agricultural production has increasingly focused on non-traditional export products destined primarily for the winter markets of Europe and the United States. The northern coast of Peru is the main area for cultivation of non-traditional export crops such as asparagus, mangos, passion fruit, and oranges. Animal husbandry – sheep, poultry and cattle – is predominant in the south.

Agricultural exports were a record U.S.$9.2 billion in 2023, representing an increase of 9.7% compared to 2022. The increase was primarily driven by an 11.4% increase in prices, which was partially offset by a 1.5% decrease in total export volume. In particular, berries, asparagus and mangoes experienced a decrease in volume of (25.1)%, (24.6)% and (21.3)%, respectively. Despite the reduction in volume, Peru continues to be the leading exporter of berries and grapes worldwide.

The following table provides the annual percentage change in production of selected primary goods for the periods presented.

Selected Primary Goods Production
(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Agriculture:
Cotton	27.6	(65.9)	(21.9)	160.0	(1.8)
Rice	(10.3)	7.6	3.0	(2.8)	(2.1)
Coffee	(1.7)	(2.8)	3.1	(1.6)	2.9
Sugar cane	5.5	(4.0)	(6.1)	(2.5)	5.3

	For the year ended December 31,
	2019	2020	2021	2022	2023
Corn	(1.1)	(5.4)	8.5	3.5	(1.2)
Potatoes	5.0	2.3	3.4	5.9	(10.0)
Wheat	(3.5)	(0.9)	8.7	4.6	(8.9)
Vegetables	(1.6)	(0.7)	3.9	1.7	(2.1)
Fruits	15.7	12.0	12.7	13.8	(6.0)
Tubers	2.5	(0.8)	4.2	2.5	4.6
Other agricultural	3.7	0.2	5.4	5.3	(5.4)
Total agriculture	3.2	2.8	6.3	5.8	(4.1)
Livestock:
Poultry	4.5	(2.2)	1.6	2.9	(1.4)
Eggs	8.0	1.9	1.3	1.4	(1.5)
Milk	2.6	0.7	2.3	2.8	(2.4)
Lamb	0.0	0.0	2.6	0.8	0.4
Pork	5.0	(1.9)	3.8	3.0	3.1
Beef	1.7	(4.7)	3.3	1.5	1.8
Other	0.0	0.0	1.6	1.2	0.6
Total livestock	4.0	(1.8)	2.0	2.4	(0.9)
Fishing	(17.2)	4.2	9.9	(11.4)	(19.7)

_______________________
Sources: Ministry of Production and Ministry of Agrarian Development and Irrigation.

In 2019, the agriculture and livestock sector grew by 3.5%, driven by increased production of agricultural products for domestic consumption (potatoes, bananas, casaba, citrus and pineapple) and exports (blueberries, mangoes, cacao, avocadoes, and olives) and livestock, mainly poultry and eggs. The results for this year marked 15 consecutive years of growth of this sector, contributing 5.7% to GDP in 2019.

In 2020, the agriculture and livestock sector grew by 1.0% even with the pandemic underway, as part of the food supply chain. The agricultural sector has grown continuously for 16 years. This phase of growth for the sector has been mainly export oriented (a 7.2% increase since 2019).

In 2021, the agriculture and livestock sector continued its steady growth over the last 17 years and reached a rate of 4.6% in 2021. During the year, exports of blueberries, grapes and avocados remained steady, and production of agricultural commodities increased due to the increase in palm oil and corn harvests (potatoes, bananas, mandarins, oranges and lemons), and the supply of poultry meat increased to meet domestic demand.

In 2022, the agricultural and livestock sector reached a growth rate of 4.3%. This increase was primarily due to a significant increase in favorable crops such as blueberries and grapes which resulted from previous investments in early plantations and regenerated varieties of (i) avocados and cocoa (resulting from increasing harvest areas); and (ii) olives (resulting from high yields and favorable weather conditions). Agricultural production for domestic markets grew at a moderate interannual rate despite rising fertilizer prices and low water availability at the beginning of the growing season in the highlands region. The supply of poultry maintained its recovery from 2020 and grew 2.8%.

In 2023, the agricultural and livestock sector deceased 2.9% compared to 2022. This decrease was primarily due to the impacts of the El Niño costero phenomenon, the lack of water supply and the bird flu. The decrease was the largest since 1992, which was 7.7%. The El Niño costero phenomenon from 2023 to 2024 created adverse conditions for the development of crops, particularly along the northern coast, due to the intensity of the rain, abnormal heat and humidity. The lack of available water supply was due to several freezes that began in 2022 and lasted until January 2023. This was problematic for the productive cycle related to sowing, particularly in Puno and Cusco, as well as other phases of harvesting.

Agricultural production decreased by 4.08%, which was partly due to products sold to the international market (including decreases asparagus, mango, quinoa, corn, olives, cacao, palm oil, peppers and berries), although the majority of products were sold to the domestic market (with decreases in potatoes, alfalfa, corn, garlic, beans, barley, oca and carrots). In 2023, the livestock subsector decreased by 0.85% as a result of lower production of bird (-1.44%), milk (-2.44%), eggs (-1.54%) and llama fibe (-0.13%).

In the last ten years, the sector grew 2.9% on average. This growth included a significant increase in exports and double-digit growth in berries prior to 2023. Livestock production also grew by 2.7%, and there was consistent growth in poultry prior to the COVID-19 pandemic. The growth was primarily driven by domestic production in 2018, 2021 and 2022, which presented favorable climatic conditions, which were partially offset by years with adverse weather events such as 2023.

Fishing

Fishing is a small part of the Peruvian economy, contributing on average 0.5% to GDP between 2019 and 2023. Traditional fish products, however, are Peru’s third largest single export after mining and petroleum and natural gas, accounting for 6.1% and 4.3% of total exports in 2022 and 2023, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the late 1960s, Peru was the world’s leading fish producer. Its importance as a leading exporter of fishmeal declined during the 1970s and early 1980s due to ecological factors and the adverse impact of pervasive overfishing. Peru has since recovered its position as one of the world’s leading fishmeal producers and exporters.

Peru’s fish-processing industry consists primarily of the processing of anchovies into fishmeal. The industry has suffered frequently from the destruction of fish stocks caused by changes in oceanographic conditions. The government, from time to time, imposes seasonal fishing bans based on factors such as marine wildlife conditions and fish processing capacity. Although these bans limit fishing extraction, their adverse impact on fishing production is outweighed by the increased stock of protected species.

In June 2008, the regulatory structure of the fishing sector was changed from a global quota system to an individual fishing quota system per fishing entity in order to allow efficient investment in the sector by private sector investors.

Fishing for direct human consumption increased to 6.4% primarily due to increased catches for cured and canned fish, and for growth of the frozen fish market. Among catch for cured and canned fish, there was an increase in production of tuna, anchovies, mackerel, and swordfish; whereas the frozen fish market saw increases primarily in mackerel, anchovies, scallops, tuna, mullet, and sea urchin.

In 2019, the fishing sector decreased by 17.2% as compared to 2018 primarily as a result of smaller catches of anchovy from 6.1 million tons in 2018 to 3.4 million tons in 2019.

In 2020, the fishing sector grew by 4.2% due to higher volumes of anchovy fishing in the north-center regions. The annual production increased from 3.4 million tons in 2019 to 4.3 million tons in 2020 (a 27.6% increase). During the second season of anchovy fishing a higher fishing quota was permitted, resulting in 2.5 million tons, doubling the 2019 season. Fishing for direct human consumption decreased due to the food consumption pandemic restrictions. The COVID-19 restrictions had a highest impact during the second quarter of 2020, reducing the exports of tuna and shrimp.

In 2021, the fishing sector grew by 9.9% due to higher volumes of anchovy fishing in the north center regions. The annual production increased from 4.3 million tons in 2020 to 5.2 million tons in 2021 (higher by 19.7%). This increase was mitigated by lower fishing for direct human consumption, associated with lower annual quotas for species such as albacore (lower biomass and annual quota) and jack mackerel.

In 2022, the fishing sector decreased by 11.4% primarily due to a poor performance during the second anchovy fishing season in the north-central zone from November 2022 to February 2023. Thus, the annual catch decreased 21.9% from 5.2 million metric tons in 2021 to 4.0 million metric tons in 2022. Additionally, a smaller catch of human consumption marine species such as scallops, squid, and parakeet, due to the colder sea temperatures resulting from the La Niña phenomenon, also contributed to this reduction.

In 2023, the fishing sector decreased by 19.7%, due to lower volumes of anchovy fishing caused by the El Niño costero phenomenon. Annual production decreased from 4.0 million metric tons in 2022 to 2.0 million metric tons in 2023 (lower by 50.7%). The decrease was partially offset by greater catch of human consumption marine species such as squid, tuna and pompano, which benefitted from higher sea temperatures.

Mining and Hydrocarbons

In 2019, the mining and hydrocarbons sector did not experience growth, with contraction in primary production (mining contracted 0.8%) which was offset by a 4.6% increase in hydrocarbons, driven primarily by an 8.4% increase in production of petroleum with the entry into production of block 95. The mining sector was affected by reduced production of gold and zinc.

In 2020, the mining and hydrocarbons sector decreased 13.4%, the sharpest decrease since 1989, due to a 13.8% decrease of metallic mining and an 11.0% decrease in the hydrocarbons sector. The decrease in those sectors was caused mainly by the COVID-19 restrictions imposed by the government during the second quarter. During the ten years period from 2011 to 2021, the average 1.9% increase in the mining and hydrocarbon sectors was mainly due to the 6.7% increase in the productions of copper, 6.6% in molybdenum production and 5.2% in natural gas production.

In 2021, mining and hydrocarbon production grew by 8.1%, driven by increased activity in metallic mining (10.5%), following the easing of COVID-19 restrictions. The hydrocarbons sector decreased 4.6% due to maintenance and failures at the Melchorita Plant, and social conflicts with local communities. From 2012 to 2021, the average growth of the mining and hydrocarbons sector (2.5%) was mainly due to the increase in copper (7.3%), molybdenum (6.0%) and iron ore (5.7%) production.

In 2022, mining and hydrocarbon production grew by 0.5%, driven by a 4.0% increased activity in the hydrocarbon sector. This was due to a higher production of diesel from block 95, a higher domestic demand of natural gas from block 86 and a higher international demand of natural gas from block 56 and block 57. On the other hand, the activity from the metallic mining sector was null due to the lower production of most metals, except for copper, iron, and tin. From 2013 to 2022, the average growth of the mining and hydrocarbon sectors corresponded mainly to the increase in the production of copper (6.9%), molybdenum (6.5%) and iron (6.8%).

In 2023, mining and hydrocarbon production grew by 8.2%, driven by a 9.5% increase in the metal mining sector. The increase was due to an increase in production of nearly all materials, with the exception of silver and estaño. Production in the hydrocarbon sector grew 0.7%, which was primarily driven by greater production of natural gas, which was partially offset by lower production of petroleum and liquid natural gas. In the last ten years, the average growth of the mining and hydrocarbon sectors corresponded mainly to the increase in the production of copper (7.5%), molybdenum (6.3%) and iron (7.7%).

Mining

Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. In 2023, mining constituted a small part of the country’s GDP, contributing 9.1% to GDP. Mineral products are Peru’s main export, and accounted for 57.6% of total exports by value in 2022 and 63.4% in 2023. Gold and copper accounted for 15.4% (U.S.$10.2 billion) and 57.6% (U.S.$19.7 billion) of total exports by value, respectively, during 2022 and for 16.2% (U.S.$10.9 billion) and 63.4% (U.S.$23.4 billion) of total exports by value, respectively, during 2023. In addition, copper accounted for 51.6% of total mining exports in 2022 and 54.8% in 2023.

Between 2019 and 2023, investment in the mining sub-sector totaled approximately U.S.$25.4 billion, with average annual investment of U.S.$5.1 billion. Investments during 2019, 2020, 2021, 2022 and 2023 were U.S.$5.9 billion, U.S.$4.3 billion, U.S.$5.3 billion, U.S.$5.9 billion and U.S.$4.7 billion, respectively. The most important projects during the period from 2019 through 2023 were:

•	the Antamina copper and zinc project, with investments of U.S.$326.0 million in 2019, U.S.$318.5 million in 2020, U.S.$481.4 million in 2021, U.S.$459.1 million in 2022 and U.S.$628.4 million in 2023;

•	development of Anglo American Quellaveco, with investments of U.S.$1,343.5 million in 2019, U.S.$1,313.8 million in 2020, U.S.$1,312.1 million in 2021, U.S.$1,067.2 million in 2022 and U.S.$390.6 million in 2023;

•	Shougang Hierro Peru, with investments of U.S.$81.3 million in 2019, U.S.$57.9 million in 2020, U.S.$165.4 million in 2021, U.S.$181.4 million in 2022 and U.S.$260.3 million in 2023;

•	the expansion of the Cuajone and Toquepala copper projects, with investments of U.S.$303.2 million in 2019, U.S.$240.0 million in 2020, U.S.$338.7 million in 2021, U.S.$350.5 million in 2022 and U.S.$338.0 million in 2023;

•	the Yanacocha gold mine, with investments of U.S.$180.6 million in 2019, U.S.$108.0 million in 2020, U.S.$168.9 million in 2021, U.S.$422.4 million in 2022 and U.S.$306.6 million in 2023;

•	the expansion of the Cerro Verde copper mine, with investments of U.S.$266.9 million in 2019, U.S.$152.3 million in 2020, U.S.$163.4 million in 2021, U.S.$224.1 million in 2022 and U.S.$296.8 million in 2023;

•	the expansion of the Chinalco mine, with investments of U.S.$412.7 million in 2019, U.S.$307.3 million in 2020, U.S.$234.5 million in 2021, U.S.$182.9 million in 2022 and U.S.$150.1 million in 2023;

•	the expansion of the MMG Las Bambas mine, with investments of U.S.$274.4 million in 2019, U.S.$205.7 million in 2020, U.S.$231.5 million in 2021, U.S.$219.3 million in 2022 and U.S.$241.1 million in 2023;

•	the development of the Glencore Tintaya Antapaccay mine, with investments of U.S.$150.8 million in 2019, U.S.$61.2 million in 2020, U.S.$264.0 million in 2021, U.S.$116.8 million 2022 and U.S.$158.8 million in 2023;

•	the expansion of the Hudbay Peru mine, with investments of U.S.$64.2 million in 2019, U.S.$72.2 million in 2020, U.S.$142.6 million in 2021, U.S.$96.4 million in 2022 and U.S.$104.5 million in 2023; and

•	the expansion of Marcobre S.A.C. mine, with investments of U.S.$741.5 million in 2019, U.S.$497.3 million in 2020, U.S.$192.5 million in 2021, U.S.$157.7 million in 2022 and U.S.$114.4 million in 2023.

During 2019, mining activity contracted by 0.8%, primarily as a result of decreased production of match and minerals.

Gold production in 2019 decreased by 379 thousand ounces equivalent to an 8.4% decrease compared to 2018, primarily due to lower extraction by Barrick and Buenaventura at the La Zanja mine. The Barrick mine Pierina was closed for scheduled maintenance while the Lagunas Norte mine was nearing the end of its productive life cycle. The reduced production at the Buenaventura was due to a reallocation of resources to resolve an internal process at the Yanacocha, Orcopampa and La Zanja mines.

Copper production increased by 0.8% in 2019 to 2,389 thousand FMT compared to 2018. This increase was attributable to higher production by Southern Peru Copper Corporation as a result of the expansion of the Toquepala mine that peaked at production of 25,000 fine metric tons in May 2019, offset in part by the decreased copper production at most other mines including the Cerro Verde, Toromocho and Constancia mines.

Zinc production decreased by 4.7% during 2019 primarily as a result of lower production by Antamina which produced 110 thousand metric tons of zinc less than in 2018.

Iron production increased 6.1% in 2019 compared to 2018 as a result of the Marcona de Shougang extension unit even though production decreased in the first quarter of 2019 as a result of environmental factors.

Silver production during 2019 contracted by 7.2% compared to 2018.

Production of molybdenum grew by 8.6% in 2019 as a result of increased production at the Constancia, Cerro Verde and Southern mines. Production at the Southern mine increased 45.5% due to the expansion of the Toquepala facility. Production at Antamina and Las Bambas was lower during 2019 as the Las Bambas facility was temporarily closed in the fourth quarter to undergo a revamping designed to increase its efficiency.

According to a report by the U.S. Geological Survey published in 2020, in 2019 Peru retained its global positions as key copper, gold and zinc producer, increasing its global market share by 1% compared to 2018. Peru placed in second place in terms of proven copper reserves.

During 2020, mining activity contracted by 13.8%, primarily due to the temporary restrictions from the pandemic imposed in March 2020. There was a recovery in the second half of 2020.

Gold production was reduced to 1,322 ounces during 2020, a 32.0% decrease. This was the result of a general restriction on the activity due to the pandemic. The production decrease at Yanacocha and Buenaventura mines due to such restrictions added to a decrease in the level of gold concentrations.

Copper production was 2,086 thousand FMT during 2020, a 12.7% decrease compared to 2019. In general, the decrease was due to the pandemic restrictions. However, Southern Peru Copper Corporation and Toromocho-Chinalco increased their production due to their expansion at the Toquepala and Toromocho projects.

Zinc production was reduced 5.3% during 2020, with a reduction of small and medium size mining projects. However, Antamina increased its production 125,000 FMT due to higher levels of mineral, an increase of 34.3%. Nexa Resources and Volcan Compañía Minera decreased their production during the pandemic restrictions but reinitiated their operations during the second phase of the economic reopening starting May 2020.

Iron production decreased 12.1% due to the lower production of Shougang. Molibden production increased 5.7% due to the extraction at Toromocho, Southern and Las Bambas. The production of silver decreased by 22.5% and the production of lead decreased by 21.9%, while the tin production increased by 4.0%.

During 2021, mining activity grew by 10.5%, primarily due to a decrease in COVID-19 restrictions.

Gold production grew by 274 thousand ounces compared to 2020, which represented a growth of 9.7%. This result was due to a recovery of most of the companies, which were authorized to operate after the lifting of the confinement measures of the previous year. On the other hand, the lower extraction of Yanacocha and Barrick Misquichilca (now Boroo Misquichilca) was due to certain applicable laws, and because the Lagunas Norte unit is in depletion.

Copper production amounted to 2,223 thousand FMT in 2021, an increase of 6.5% over the previous year, which is explained by the increased activity of most mines, after the sanitary restrictions were imposed. However, Las Bambas experienced lower production due to the constant blockades in the southern mining corridor, while Southern Peru Copper Corporation’s results were similar due to lower ore grades.

Zinc production increased 14.8% in 2021 due to higher extraction from large and medium mining. Antamina increased its production by 41 thousand FMT, reaching 533 thousand FMT (highest level in the mine’s history). Meanwhile, medium mining showed a higher extraction compared to the previous year, given that in 2020 these mines stopped their activities from mid-March to May.

Iron production grew 36.6% due to higher supply from Shougang, especially driven by certain applicable law and the expansion of Marcona. Molybdenum production grew 6.1% due to higher mining, with the exception of Antamina and Constancia.

In 2021, silver and lead production increased 21.5% and 9.3%, respectively, while tin production grew by 30.7% due to the Minsur project.

During 2022, mining activity was null, primarily due to the lower production levels of zinc, molybdenum, silver, gold and lead despite the fact that iron production reached a historical record. This followed a double digit growth of 10.5% in 2021 due to a decrease in production levels of zinc by 10.7%, molybdenum by 7.5%, silver by 7.6%, gold by 0.8% and lead by 3.4%, which contributed to a total negative impact of 2.4 % of the sector as a whole. This decrease was offset by an increase in the production of copper (4.1%), iron (6.5%), and tin (4.6%). The decrease in metallic mining activity in 2022 can be explained by a decreased tonnage processed in concentrate plants, especially regarding zinc, and low ore grades. Another contributing factor to the decrease was the social unrest regarding socio-environmental and labor conditions in the mining areas with indigenous communities which affected the normal development of mining activities, with some mines having prolonged stoppages of operations.

Gold production decreased by 24 thousand troy ounces or 0.8% compared to 2021. This decrease is attributable to decreased production from Yanacocha due to lower grades and reduced production from Antapaccay and Hochschild due to social unrest in their corresponding regions.

Copper production grew by 91 thousand FMT in 2022, an increase of 4.1% over the previous year, which is explained by the commencement of the Quellaveco operation and increased production from Mina Justa, Cerro Verde, and Constancia due to increased efficiency in mineral processing processes. On the other hand, production in Antapaccay, Las Bambas, and Southern decreased due to social conflicts that occurred throughout the country.

Zinc production fell 10.7% in 2022 due to decreased production at the large and middle sized mines. Antamina reduced production by 33 thousand FMT after reaching a historic record of 533 thousand FMT in 2021. Similarly, production at Los Quenuales decreased due to the depletion of the Iscaycruz mining unit. Meanwhile, Nexa Resources and El Brocal decreased due to lower grades and in the latter case, the transition from a polymetallic to a copper mine. Nonetheless, Minera Raura Company resumed operations after suspending activities in 2020.

Iron production grew 6.5% in 2022 due to increased exploitation from Shougang, especially driven by higher grades and the enlargement of Marcona.

Molybdenum production fell 7.5% in 2022 due to decreased exploitation from Southern and Las Bambas due to social conflicts and lower grades.

In 2022, silver and lead production decreased 7.6% and 3.4%, respectively, while tin production grew by 4.6% due to higher exploitation from Minsur.

In the fourth quarter of 2022, the investment in the mining sector totaled U.S.$1,650 million, which was U.S.$77 million lower than that registered in the fourth quarter of the previous year. By company, the following investments are noteworthy: (i) Anglo American Quellaveco decreased its investment to U.S.$205 million compared to the U.S.$409 million in the fourth quarter of 2021 due to lower disbursement in the areas of benefit plans and infrastructure in its Quellaveco Mining Unit; (ii) Antapaccay decreased its investment by U.S.$77 million, derived in part from the lower disbursements in the mining equipment and infrastructure category; and (iii) Shouxin, which ranked third, decreased its investment by U.S.$15 million as a result of an adjustment in its investment amount for provisions and derecognition of obsolete assets.

On the other hand, mining investment recorded an upward trajectory for the second consecutive year, reaching U.S.$5,364.3 million, a 1.9% growth from 2021, with significant investment from Anglo American Quellaveco (19.0%), Compañía Minera Antamina (8.6%), Minera Yanacocha (7.9%), Southern Perú Copper Corporation (6.5%), Minsur (5.6%), Cerro Verde (4.2%), Minera Las Bambas (4.1%) and Minera Chinalco Perú (3.4%). These eight companies represent more than 60% of the total executed investments. At the foundational level, investments in development and preparation presented a positive performance (55.9%) with Minera Yanacocha, Shougang Hierro Perú, Volcan, Minera Ares and Cerro de Pasco Resources Subsidiaria del Perú contributing the highest amounts. The investment in exploration (27.8%) maintained its dynamic growth that began in 2021 with support from the companies Buenaventura, Minera Poderosa, Cerro de Pasco Resources Subsidiaria del Perú, Jinzhao Mining Perú and Consorcio Minero Horizonte.

In 2022, the metal mining sector contracted by 0.2% due to a 10.7% decrease in zinc levels, as explained by Los Quenuales Mining Company’s lower production due to the depletion of the Iscaycruz unit and lower ore grades in the Nexa and Antamina units. Silver decreased by 7.6% due to the lower production of the Los Quenuales, Ares, and Buenaventura units. The Buenaventura´s Uchucchacua unit implemented measures to improve operational efficiency that decreased mining production. Molybdenum extraction decreased 7.5% due to the lower production of the Southern and Las Bambas units. On the other hand, the higher copper production increased 4.1%, driven by the start of production of Quellaveco and the greater extraction of most of the mines, except for the Antapaccay, Southern, and Las Bambas units, with operations suspended at the Southern and Las Bambas units for more than 50 days in 2022 due to social conflicts.

By 2023, the recovery of the primary sectors is expected particularly in metal mining. A positive effect is expected due to the projects that have recently started their operations, such as Quellaveco, and of the reactivation of mines that paralyzed their activities in 2022 due to civil unrest.

In April 2023, there have been ratifications of certain private investments, such as the extension of Antamina for U.S.$2.0 billion (an increase from the U.S.$1.6 billion announced in 2022), the “La Granja” project of Río Tinto and First Quantum Minerals with an investment of U.S.$5.0 billion, among others.

During 2023, the production of global increased by 2.8%. The increase was partly due to the increased production by the mining company Compañía Minera Boroo Misquichilca, which has an ongoing project to optimize carboneous minerals with the aim of increasing the useful life of mines. The activity of Yanacocha and Consorcio Minero Horizonte also contributed to the increase.

The production of copper grew by 12.8% in 2023, rising above 2019 levels and reaching a record production of 2.6 million FMT. The increase was driven by greater extraction in the majority of mines and particularly in Quellaveco, which started Operations in the third trimester of 2022, producing 319,061 FMT. Additionally, Las Bambas and other mines reported greater mining activity compared to the prior year. This increase was partially offset by decreased production in Antamina and Toromocho, which decreased 7.0% and 18.1%, respectively. The decreased activity in Antamina was due to adverse weather events that shut down production and access roads to the mine.

The production of zinc grew 7.2% in 2023, due to greater activity large and medium-scale mining. Antamina increased its production of zinc to 28,010 FMT, and Shouxin and Chinalco also demonstrated similar increases. The mining company Raura reached production of 39,577 FMT (an increase of 141.1%) after resuming operations during the second trimester of 2022.

The production of molybdenum increased 6.0% due to the production from Quellaveco, as well as increased production from Las Bambas and Constancia. This increase was partially offset by reduction extraction in Cerro Verde, Southern y Toromocho. Similar, the production of lead grew 8.8% due to the increased prodution of Raura y Volcán.

Silver production decreased by 1.3% in 2023 due to reduced extraction in Antamina and Buenaventura. Tin production also decreased by 7.1% due to social conflicts that stopped mining production during the first trimester.

Hydrocarbons

The hydrocarbons sub-sector, which encompasses petroleum and natural gas production, currently constitutes a minor part of the Peruvian economy. Petroleum companies operating in Peru are oriented towards the exploration and development of oil fields located mainly in the Amazon jungle. A major part of Peruvian production consists of heavy crude oil that is primarily exported and light crude oil that is used in local refineries. Petroleum products for industrial and residential use are supplemented with imports. Between 2019 and 2023, petroleum production decreased from 52,985 barrels per day in 2019 to 38,695 barrels per day in 2023, consistent with the lower number of wells drilled which went from 193 in 2019 to 41 in 2023, liquid hydrocarbon production decreased from 86,738 barrels per day in 2019 to 76,666 barrels per day in 2023, and natural gas production increased from 1,299.27 cubic feet per day to 1,415.72 million cubic feet per day. Investments in the sector decreased from U.S.$ 624.78 million in 2019 to U.S.$270.26 million in 2023.

Peru’s natural gas reserves are concentrated in the Camisea gas field, which is located approximately 300 miles east of Lima. In February 2000, the government granted a 40-year operating concession over the Camisea gas field to the private consortium Pluspetrol-Hunt Oil-SK Corporation. Under the concession, the government receives royalties equal to 37.2% of the profits generated by the project. In October 2000, the government granted concessions over the distribution and transportation of Camisea’s natural gas to a private consortium led by the Argentine company Techint. The Camisea natural gas project officially began operation in the first week of August 2004.

The Camisea project, which includes drilling, transporting, processing, and selling of natural gas, contributed 81.0% of the natural gas production and 85.7% of the liquid hydrocarbon output in 2020. The Camisea project decreased Peru’s production of natural gas by 10.7%, to 1.161 billion cubic feet per day in 2020, as compared to 1.299 billion cubic feet per day in 2019.

On September 7, 2004, Perú-Petro, Peru’s state-owned hydrocarbons investment company, signed an agreement with a consortium including the members of the Camisea consortium (Pluspetrol-Hunt Oil-SK Corporation), Tecpetrol and Sonatrach, providing for a U.S.$500.0 million investment in the development of Peru’s block 56 gas field, located northeast of the Camisea development in the Amazon region in central Peru. Block 56, called Pagoreni or Camisea-2, has 3.4 trillion cubic feet of proven gas reserves and 227.0 million barrels of liquid natural gas. Development of the Pagoreni gas field commenced in June. In October 2008, the Pagoreni gas field started production with a total investment of approximately U.S.$872.0 million.

In 2016, Perú-Petro contributed 33.2% of the natural gas production and 32.5% of liquid hydrocarbon output in 2017, 29.0% of the natural gas production and 28.8% of the liquid hydrocarbon output in 2018, 29.1% of the natural gas production and 29.2% of the liquid hydrocarbon output in 2019, 31.3% of the natural gas production and 26.9% of the liquid hydrocarbon output in 2020, and 30.6% of the natural gas production and 21.7% of the liquid hydrocarbon output in 2021.

In 2003, the project to build and operate a U.S.$3.8 billion liquid natural gas, or LNG, plant, marine loading terminal and gas supply pipeline was granted to Peru LNG, a special-purpose vehicle owned by Hunt Oil Company (which owns a majority stake in the entity and is the operator), SK Energy, Repsol YPF and Marubeni. The project was completed in May 2011. The project produces LNG from natural gas sourced from Camisea blocks 56 and 88 and is exported to Mexico. It is projected that revenues from exports will be over U.S.$1.4 billion a year through 2027. The supply contract with Mexican offtakers is for a term of 15 years and provides that Peru LNG will supply an aggregate of 4.2 trillion cubic feet of liquefied natural gas during the term of the contract.

In 2019, the hydrocarbon sector grew 4.6% as compared to 2018, particularly petroleum production which grew by 8.4% compared to 2018. This growth in production was due to the entry into operation of block 95 which resulted in increased oil production by an average of 9,000 barrels per day in December. Natural gas production increased by 5.6% and liquefied natural gas increased by 1.5%, primarily as a result of increased production at block 88 for internal market and block 56 for export.

In 2020, the hydrocarbon sector decreased 11.0% due to a decrease of production of all its subproducts, along with a price decrease of 24.9%. Oil production decreased due to the suspension of blocks 192, 8 and 67, due to the restriction on activities to the Norperuano pipeline. Additionally, the concession to Frontera Energy in site 192 was also terminated.

The 10.4% decrease of gas production was due mainly to a minor extraction from site 88, which originated in the weak domestic demand during the second quarter as the pandemic restrictions were imposed. Furthermore, the production of gas liquids decreased 1.8% due to diminished production at block 56.

In 2021, the hydrocarbons subsector decreased by a 4.6% drop, due to lower production in all its components. The 3.5% decrease in oil production was due to the stoppage in blocks 192, 8 and 67. In the case of block 192, the concession of the lot in charge of Frontera Energy ended in September 2020, while block 67 resumed operations from March to November 2021. In November 2021, operations were again interrupted due to conflicts with local communities. The operation of block 8 was suspended after Pluspetrol Norte announced its liquidation.

The 5.4% decrease in production of natural gas and 4.8% decrease in production of liquid natural gas were due to the failures at the Melchorita Plant that affected the results of blocks 56 and 57. Meanwhile, the supply of block 88 showed a 19.8 % growth, driven by higher domestic demand.

In 2022, the hydrocarbons subsector grew by 4.0%, due to the increased exploitation of natural gas (20.2%) and crude oil (5.6%), both of which contributed 0.9% to the overall performance of the sector. This was offset by a 5.5% decrease in production of liquified natural gas which had a negative impact of 0.4%. The growth in the hydrocarbon sector is associated with a higher internal and external demand for fuels. In particular, the natural gas market had a progressive development due to mass use of the resources in different economic sectors, stressed by the need for gas in thermoelectric generation which grew 18.7% in 2022 due to lower availability of water during the dry season; and to supply external demand, shown by the 34.8% increase in exports of liquified natural gas in 2022. According to the distribution of natural gas in the residential, industrial, commercial, and generative sectors in the Lima and Callao regions, the total number of consumers went from 1,296,362 at the end of 2021 to 1,518,480 at the end of November 2022. In the northern region, which includes the cities of Huaraz, Chimbote, Trujillo, Pacasmayo, Chiclayo, Lambayeque and Cajamarca, the total number of consumers went from 158,897 to 188,995. In the Ica region, the total number of consumers increased from 69,101 to 73,617 in the same time period.

Natural gas production increased by 20.2% in 2022, after a decline in the two prior years, due to increasing levels of exploitation operations by the companies Pluspetrol Perú Corporation, Repsol, Olympic, Aguaytía, Savia Perú, Petrolera Monterrico and CNPC Perú. Pluspetrol Perú Corporation established itself as the leading producer of natural gas in the country with a production rate of 83.2%, followed by production by Repsol at 11.9%, Aguaytía at 1.4%, CNPC Perú at 1.2% and six other operators at 2.4%.

Crude oil production recovered with a 5.6% growth following two consecutive years of declines due to a higher level of exploitation at Petrotal Perú, Olympic, Petrolera Monterrico and UNNA Energía. At the end of 2022, Petrotal Perú with a participation of 29.79%, CNPC Perú with 28.1% and Savia Perú with 13.1% became the main crude oil producers in the country, making up 70.9% of the total production.

On the other hand, the production of liquid natural gas in 2022 decreased by 5.5%, registering a setback for the third consecutive year due to the lower level of extraction in Pluspetrol Perú Corporation and Savia Perú, unlike the increase in Repsol. Pluspetrol Perú Corporation is the main hydrocarbon producer in the country with a contribution of 85.1%, followed by Repsol at 13.8%, Savia Perú at 0.8% and Aguaytía at 0.3%.

In 2023, the hydrocarbons subsector grew 0.7% due to greater production of natural gas and domestic demand for thermoelectric generation. This increase was partially offset by a decrease in petroleum production of 4.5% and a decrease in liquid natural gas production of 0.3%. The decrease in petroleum production was driven by less activity due to social conflicts.

The production of natural gas grew by 6.8% in 2023, which was mainly due to increased production at Pluspetrol Perú Corporation, Repsol, Olympic, Aguaytía, UNNA Energía, Petroperú and Petrolera Monterrico.

Pluspetrol Perú Corporation is the leading provider of energy in the country with 81.0% of the market share, followed by Repsol with 13.6%, Olympic with 1.9% and the other seven providers with 3.5%.

Crude petroleum production decreased by 4.5% as a result of reduced production by CNPC Perú, Sapet, Savia Perú, CEPSA, Olympic and Petrolera Monterrico. The primary provider of petroleum in the country was Petroltal Perú with a market share 36.5%, followed by CBPC Perú with 25.2%, Savia Perú with 11.0% and UNNA Energía with 10.5%.

The production of liquid natural gas also decreased by 0.3% in 2023 due to reduced extraction by Pluspetrol Perú Corporation, Savis Perú and Aguaytía.

Pluspetrol Perú Corporation was the largest provider of hydrocarbons with a market share of 82.8%, followed by Repsol with 16.2%, Savia Perú with 0.6%, Aguaytía with 0.2% and Petroperú with 0.1%.

Secondary Production

Manufacturing

The principal components of the manufacturing sector are:

•	primary manufacturing, consisting principally of:

•	processing sugar;

•	processing meat products;

•	producing fishmeal, fish oil and other fish products;

•	refining non-ferrous metals; and

•	refining petroleum; and

•	non-primary manufacturing, consisting principally of:

•	producing food, drinks and tobacco;

•	producing textiles, leather products and footwear;

•	producing paper products;

•	producing chemical, rubber and plastic products;

•	refining non-metallic minerals;

•	producing iron and steel; and

•	manufacturing machinery, equipment and metal products.

In 2019, the manufacturing sector decreased by 1.7% compared to 2018, primarily as a result of reduced primary activity and lower non-primary manufacturing activity.

In 2020, the manufacturing sector decreased by 12.5% due to lower activity in both primary and non-primary subsectors caused by the restrictions enacted to fight the COVID-19 pandemic.

In 2021, the manufacturing sector grew by 18.6% due to the higher activity of the primary and non-primary subsectors, accentuated by the statistical effect of comparing with the low production of the previous year, caused by the COVID-19 pandemic.

In 2022, the manufacturing sector grew by 1.0% due to the resumption of economic activities, increase in domestic demand and industrial exports. This result was influenced by the greater activity of the non-primary subsector by 2.3%, while the primary subsector decreased by 2.9%.

In 2023, the manufacturing sector decreased by 6.8%, which corresponded to the reduced activity of the primary and non-primary subsectors.

Primary manufacturing

In 2019, primary production decreased by 8.5% compared to 2018, mainly as a result of (i) reduced production in the fishing sector, principally production of fishmeal and fish oil, resulting from lower catches of anchovies in both seasons in the North-Central basin, (ii) lower problem production in particular lower refining by Petroperu and Repsol and (iii) lower production of copper at the Southern mines that were temporarily shut down for biannual maintenance.

In 2020, primary production decreased by 2.0% due to decreased production of refined petroleum products caused by the closing of the Talara refinery for renovation. This decrease was offset by increased production of fishmeal from the larger anchovy catches. In the past decade, the primary manufacturing activities with the greatest increases were fishmeal and fish oil, which increased 8.3%, and canned and frozen fish products, which increased 7.4%.

In 2021, the primary manufacturing sector grew by 3.2% due to higher refined oil production by Repsol, Pluspetrol and Petroperu, as well as higher fishmeal processing as a result of better anchovy catches. This growth was tempered by lower copper refining by Southern due to scheduled maintenance in November 2021.

In 2022, the primary manufacturing sector decreased by 2.5% due to decreased activity in the processing and preservation of fish, crustaceans and mollusks sectors with an 18.5% decrease, which resulted from a lower capture of anchovy and other species for the production of fishmeal and fish oil, as well as decreased processing of fish and shellfish for the frozen and cured industry for domestic and foreign markets (China and Taiwan). Additionally, the manufacturing of crude oil refining products decreased by 19.9% due to decreased production of diesel oil, LPG, gasoline and industrial oil for domestic markets. However, this was offset by a 10.7% increase in the manufacturing of primary products of precious metals and other non-ferrous metals which resulted from an increase of refining metals such as copper, zinc, tin and selenium to serve internal and external markets (United States and China). Furthermore, the processing and preservation of meat grew 2.3% due to an increased production of benefited meat (poultry, goat, pork, beef, llama, sheep and alpaca), smoked meat, chorizo, sausage, ham, “jamonada” and pâté for internal markets. Similarly, sugar production grew by 1.2% due to increased production by the sugar companies in Lambayeque, La Libertad and Arequipa that supply internal and external markets (Ecuador and Colombia).

In 2023, the primary manufacturing sector decreased by 2.6% due to the reduced production of flour and fish oil, which was caused by problems with the fishing season associated with the El Niño costero phenomenon. The decrease was slightly offset by greater petroleum refining as a result of the production from the Nueva Refinería de Talara.

The following table provides information regarding primary manufacturing production for the periods presented.

Primary Manufacturing Production
(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Peeled rice	(318.4)	(99.6)	(7926.4)	(266.6)	(87.8)
Sugar	1.1	0.1	(8.2)	1.2	(4.5)
Meat products	3.1	(2.7)	2.0	2.8	(0.2)
Fishmeal and fish oil	(44.3)	32.2	16.5	(24.4)	(53.2)
Canned and frozen fish products	52.7	(3.0)	5.1	(4.2)	28.1
Refining of non-ferrous metals	(2.4)	(0.5)	(4.5)	10.6	(0.3)
Petroleum refining	(8.0)	(32.9)	19.4	(17.7)	26.9
Overall change	(8.5)	(2.0)	3.2	(2.5)	(2.6)

_______________________
Sources: INEI and Central Bank.

Non-primary manufacturing

In 2019, non-primary production increased by 1.1% compared to 2018. Investment in non-primary production increased 2.9%, particularly the production of steel products used in commercial and residential construction, in industrial services, capital goods and machinery, in transportation equipment including ships, and automobile maintenance equipment. Consumer consumption grew by 1.9% in 2019 driven by increased production of plastic products, animal feed, wheat grain, pesticides, and processed wood products. Exports decreased by 3.0% due to decreased export volumes of textiles, woven goods, clothing, finished garments and artificial fibers, resulting from lower external demand, offset in part of higher exports of food and preserves, especially asparagus.

In 2020, non-primary production decreased by 16.4% compared to 2019, the largest decrease since 1989, due to the pandemic restrictions. Investment decreased 27.1%. The production of metals, industrial services, transportation and construction materials and electric machinery were suspended during the second quarter and recovered slowly. Mass consumption decreased 9% and was less severely impacted by the pandemic. Products of mass consumption were among the first to recover, including first-need products like medicines and toiletries and cleaning products. Furniture and alcohol products recovered first and at a fast pace ending with growth during 2020. Products related to general supplies decreased 17.2% due to a decrease production of processed wood, leather, glass, paper, among others. Export-related products decreased 25.1% due to a decrease in textile products and a weaker global demand.

In 2021, non-primary production increased by 25.2% by comparison with the lower supply during 2020 due to the COVID-19 restrictions. Investment-oriented sectors increased by 43.1% as a result of the comparative base effect as they were most impacted by the pandemic. In particular, machinery and equipment manufacturing, construction materials, industrial services, metal products, and iron and steel manufacturing grew the most in response to the shutdown during most of the second quarter of 2020.

Sectors related to mass consumption grew 16.7%, as they were the least affected by the pandemic and the first to be reactivated in 2020, and therefore the statistical effect was lower. These sectors include goods such as miscellaneous products, furniture, beer and malt, carbonated beverages and bakery foods.

Supply-related sectors increased 21.6% due to higher production of rubber, natural essences, processed wood, printing, and glass, among other products. Export-related areas rose 24.9% due to higher production of yarns, fabrics, finished products, artificial fibers, and knitted and woven fabrics, as a result of higher external demand due to the international economic recovery.

In 2022, non-primary production increased by 2.2% as a result of increased activity from three of its industries: intermediate goods at 4.2%, consumer goods at 0.3% and capital goods at 9.8%.

Sectors linked to mass consumption decreased 2.8%, mainly due to the lower production of furniture and other paper and cardboard items and lower domestic demand for various manufactures. Additionally, decreased manufacturing of dairy products occurred due to a decreased demand, which resulted from a rise in prices and the stoppage of the main dairy plants during the social conflicts in the Arequipa region. However, this was offset by a

5.7% growth in investment oriented sectors, which resulted from an increase in production of metal products due to the higher internal demand for structural use and higher external demand for metal tanks. It was further offset by the increase in production from the iron and steel industry due to increased demand for paints, varnishes and lacquers, as well as machinery and equipment.

Supply-related sectors increased 1.9% mainly as a result of increased production of explosives and natural essences, processed wood, glass, wheat flour, animal feed, and other products. Sectors focused on the external market grew 14.2% due to increased production of canned food, knitted fabrics, clothing, and artificial fibers which resulted from a greater external demand.

In 2023, non-primary production decreased 8.2% due to lower production of mass consumer goods, consumable goods, goods related to investment and goods destined for the international market. Production of mass consumer goods decreased by 3.5% primarily due to lower production of dresses as a result of lower domestic and external demand. The lower production of oils, fats, furniture, as well as reduced demand for alcohol beverages and other articles of paper and cardboard, also contributed to the decrease.

Goods related to investment also decreased 6.5% as a result of lower construction, which included cement, construction materials and industrial products made of iron and tin. Lower manufacturing of electric machinery also contributed to the decrease.

Consumable goods decreased by 11.9% due to lower production of processed wood and the related loss of production of furniture. Lower production of plastics, explosives, glass and glass products, paper and cardboard, and animal feed also contributed to the decrease.

Goods destined for the international market also decreased by 19.9% due to lower production of food preservatives that was caused by a shortage of raw materials associated with the El Niño costero phenomenon. Additionally, the decrease was caused by less external demand for clothing, fabrics and other textiles, particularly from the United States.

The following table provides information regarding primary manufacturing production for the periods presented.

Non-Primary Manufacturing Production
(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Food and drinks	7.3	(4.2)	11.6	4.0	(6.9)
Textiles, leather products and footwear	(6.0)	(33.5)	30.0	14.3	(16.2)
Wood and furniture	6.5	0.5	37.1	(14.1)	(12.9)
Paper products	(7.2)	(17.2)	9.3	(8.0)	(9.1)
Chemical, rubber, and plastic products	(0.1)	(4.9)	13.5	1.2	(4.1)
Non-metallic minerals	2.7	(23.3)	42.2	3.9	(11.2)
Iron and steel production	1.4	(21.5)	45.4	5.7	(5.9)
Equipment and metal products	2.5	(27.1)	47.0	10.8	(6.6)
Other	(0.9)	(44.6)	72.4	(16.7)	5.7
Industrial services	9.1	(37.6)	55.0	0.2	0.7
Overall change	1.1	(16.4)	25.2	2.2	(8.2)

_______________________
Sources: INEI and Central Bank.

Construction

In 2019, the construction sector expanded by 1.4% and contributed 5.9% to GDP. This growth was mainly due to higher domestic consumption for cement which increased by 4.6% compared to 2018, driven by the development of residential real estate projects and commercial and business centers, offset in part by a 7.0% decrease in public works projects during the year.

In 2020, the construction sector contracted by 13.3% due to the 13.0% decrease in cement domestic consumption and of 17.7% in construction projects. This decrease was a consequence of the general pandemic restrictions and the suspension of the economic non-essential activities, including construction. As the restrictions were progressively relaxed following certain phases, including phase 1 for production and supply of cement and construction projects with national interest, and later during phase 3 the general opening of construction projects both public and private. The public investment in construction projects decreased 33.2% for the national government, 15.0% for the regional governments and 15.0% for the local governments.

In 2021, the construction sector expanded by 34.9% and contributed 6.8% to GDP. This growth was mainly due to self-construction and public and private works. During this year, domestic cement consumption, which is the main indicator of the sector’s activity, increased 36.8% compared to 2020.

In 2022, the construction sector expanded by 3.0% and contributed 6.8% to GDP. This growth was mainly due to a 15.0% growth in the physical progress of works which resulted from greater investment from the local, regional and central government. Construction activity was carried out within the State of National Emergency framework until October 28, 2022 while natural disasters and social conflicts caused a slowdown in private investment. Domestic cement consumption decreased by 0.7%; however, private and self-sustaining works such as multi-family housing developments, the construction of apartments and the development of raw land into residential and industrial zones showed that construction continued, albeit at a slower rate. Furthermore, projects related to the expansion and remodeling of office spaces and the construction of private schools, shopping centers, buildings in industrial plants, in mining facilities, and complementary infrastructures for electrical, telecommunications, and hydrocarbon services also continued. The physical progress of works increased by 15.3% as a result of the increase in public investment from local governments by 19.3%, regional governments by 22.2% and the central government by 0.2%.

In 2023, the construction sector contracted by 7.9%, which was primarily due to less self-construction of homes and private construction. During the year, domestic consumption of cement, which is the principal indicator of the activity in the sector, decreased by 11.6%. However, construction works promoted by governments increased by 2.0%, which were partially offset by the reduction in investment by local governments. Construction activity was generally limited by natural disasters (such as the Yaku cyclone) and social conflicts during the year, which decreased private investment. The Peruvian Chamber of Construction (Cámara Peruana de la Construcción) reported that 46,585 residential houses were available in Lima, which represented a 13.4% increase from the prior year. In total square meters, total square meters available in homes increased to 3,146,000, which represents an increase of 10.4% from the prior year.

Electricity, Water and Gas

From 2019 to 2023, the electricity, water and gas sector contributed 1.9% on average to GDP.

In 2019, the electricity, water and gas sector increased by 3.9%, which is mainly due to a 4.0% increase in the electricity subsector, a 15.2% increase in the gas subsector and a 1.9% increase in the water subsector.

In 2020, the electricity, gas and water sector decreased by 6.1%, which can be explained by a decrease in electricity (7%) and gas (15.6%) sub-sectors, while the water sub-sector increased 1.6%.

In 2021, the electricity, gas and water sector increased by 8.5%, which can be explained by an increase in electricity (9.6%) and gas (17.8%) sub-sectors, while the water sub-sector increased 0.2%.

In 2022, the electricity, gas and water sector increased by 3.9%, which can be explained by an increase in electricity (4.2%) and gas (1.9%) sub-sectors, while the water sub-sector increased 2.5%.

In 2023, the electricity, gas and water sector increased by 3.7%, which is mainly due to an increase in electricity (4.0%), and gas (2.0%) sub-sectors, while the water sub-sector increased 1.5%.

Electricity

The electricity sub-sector in Peru was traditionally under the control of the public sector until Peru deregulated and privatized the industry in the early 1990s. The deregulation and privatization of the electricity sub-sector included segregating it into production, distribution, and transmission. The government initially focused most of its deregulation and privatization efforts in energy production and distribution segments but gave open access to Peru’s transmission grid. The government also granted concessions of the Mantaro-Socabaya transmission line in 1998 and of its Southern Power Grid in 1999. In 2001, concessions for the construction, maintenance, and operation of power lines were granted to La Oroya-Paragsha-Antamina and Aguaytía-Pucallpa. Growth in the electricity sub-sector has resulted primarily from the expansion of the power grid, lower fuel prices, and the introduction of more efficient centers to the system.

In 2019, the electricity sub-sector grew 2.6% compared by to 2018, with consumption of hydroelectric power reaching 30,768 GWh as the principal hydroelectric plant increased production, while consumption of thermoelectric power increased by 5.6% to 21,258 GWh with increased production at the five principal thermoelectric plants.

In 2020, the electricity sub-sector decreased by 7.0%, due to the annual production decrease from hydroelectric (2.8%) and thermal (14.7%) power plants. On the other hand, renewable energy production (wind and solar) increased 7.2%.

The total national breakdown, per source type was: public hydraulic (59.1%), public thermal (35.8%) and renewables (wind and solar) (5.1%). The privately generated electricity accounted for 63.2%, the public companies 19.8% and other type of source 17.0%. The main private contributors to the system were Colvin Peru SA, Huallaga and Statkraft Peru Holding SAC.

In 2021, the electricity sub-sector grew by 9.6%, with consumption of hydroelectric power reaching 31,292 GWh, a 4.7% increase compared to 2020.

The total national breakdown by source was: public hydraulic energy (56.4%), public thermal energy (38.9%) and non-conventional renewable energy (wind and solar) (4.7%).

In order to meet the country’s electricity demand for clean energy, the Duna and Huambos wind power plants in the province of Chota (Cajamarca region) were inaugurated in 2021, bringing Peru’s total installed capacity to 408 MW (megawatts).

In 2022, the electricity sub-sector grew by 4.2%, based on the breakdown by source, it was reported that the thermal energy for public use reached 25,893.14 GWh, an increase of 19.9% compared to 2021, furthermore the production of plants with non-conventional renewable energy (wind and solar) grew by 5.7% compared to 2021.

The total national breakdown by source was: public hydraulic energy (50.4%), public thermal energy (44.8%) and non-conventional renewable energy (wind and solar) (4.8%).

Electricity production, by source, reported that production for public thermal energy grew 19.9% to a total of 25,893.1 GWh in 2022 as compared to 2021 primarily due to increased generation from the thermal power plants of Kallpa, Chilca I, Fénix, Ventanilla and Termochilca. Similarly, the production from non-conventional renewable energy plants (wind and solar) grew by 5.7% due to a 7.2% and 2.4% higher production of wind energy and solar energy, respectively. The production of hydraulic energy for public use decreased by 6.8% from 2021 to reach a total of 29,162.0 GWh as a result of the decrease in generation of the hydraulic power plants of Mantaro, Restitución, Cerro del Águila, Chaglla, Cañón del Pato, Yuncan, Chinango, El Platanal, Charcani III, Charcani IV, Charcani V, Quitaracsa, Callahuanca, Matucana, Huanza, Huampani and Yaupi.

In 2023, the electricity sub-sector grew by 9.4%, which was primarily due to higher generation from Kalpa, Fenix Ventanilla and Chilca I. Similarly, the production for renewable energy (wind and solar) grew by 20.3% due to an increase in wind energy of 21.9% and solar energy of 16.4%. The production of hydraulic energy decreased by 2.2%, which was caused by lower production at the hydraulic centers of Cerro del Águila, El Platanal, Yuncan, Chimay, Restitución, Santa Teresa, Mantaro, Cañón del Pato and Machu Picchu.

The following table provides information regarding the development of the electricity sub-sector for the years shown.

Principal Economic Indicators for the Electricity Sector

	For the year ended December 31,
	2019	2020	2021	2022	2023
Production of electricity sector (in GW/hr):
Thermal	20,313	17,431	20,766	25,161	27,579
Hydroelectric	30,168	29,703	31,158	28,798	28,215
Wind	1,646	1,803	1,811	1,930	2,353
Photovoltaic	762	778	802	821	956
Biomass		304	356	354	342
Total generation	52,889	50,021	54,892	57,064	59,446
Losses, transmission and distribution (in GW/hr)	4,320	4,086	4,018	4,564	4,031
Energy production (in millions of U.S.$)	1,703	1,756	2,144	2,228	2,321
Energy sale income (in millions of U.S.$)	5,054	4,968	4,792	5,673	6,096
Consumption by economic sector (in GW/hr):
Residential	9,819	10,072	10,324	10,320	10,576
Industrial	31,010	27,998	31,950	34,073	35,619
Government	1,117	1,137	1,169	1,178	1,175
Commercial	5,279	4,221	4,507	4,741	5,122
Total consumption	47,225	43,427	47,950	50,312	52,492

_______________________
Sources: OSINERGMIN and COES.

Water

The government is responsible for water and sanitation services in Lima while Peru’s various municipalities are responsible for providing water and sanitation services in the urban and suburban areas of their respective jurisdictions. The central and municipal governments designate special service companies, which may be private, government-owned, or mixed ownership, to provide water and sanitation services. In rural areas, communal administrative commissions are in charge of providing water supply and sanitation services. The provision of sanitation water services is regulated by the Superintendencia Nacional de Servicios de Saneamiento, or National Superintendence for Sanitary Services.

In 2019, the water sub-sector grew by 1.9% due to the increased production by Sedapal (2.6%), Sedapar (3.8%), Epsel (2.2%) and Sedalib (2.1%). Increased water production at Sedapal resulted from higher activity at treatment facilities (3.6% growth) while well water production decreased 1.2% at the Lima and Callao wells.

In 2020, the water sub-sector grew by 1.59%, driven mainly by the higher export production of the following companies: Sedapal (1.14%), Seda Chimbote (11.31%), Sedalib (2.48%) and EPS Grau (7.16%). On the other hand, these companies decreased their production: Epsel had a production decrease of 1.7% and Sedapar a production decrease of 0.16%. Sedapal’s increase was due to an increased production in the Lima and Callao Lots.

In 2021, the water sub-sector grew by 0.2% due to higher production volumes in Sedapar (6.2%), Sedalib (0.1%) and EPS Grau (1.7%), while production decreased in Sedapal by 0.4%, Seda Chimbote by 4.1% and Epsel by 3.9%.

In 2022, the water sub-sector grew by 2.4% due to favorable results throughout the 12 months of the year, with the highest being June 2022. This increase was driven by increased production in Sedapal (3.5%), Sedapar (2.5%) and Sedalib (1.1%); and was partially offset by decreased production in Seda Chimbote (4.1%), EPS Grau

(1.0%) and Epsel (1.4%). Increased water production from Sedapal was driven by increasing activity by 1.4% in the potable water treatment plants and by 13.2% in the wells of Lima and Callao. Furthermore, as of December 2022 there was a 92.0% registered progress of two important potable water and sanitation projects for Lima Sur and Puente Piedra that were financed by a joint investment of about S/120.0 million from the Ministry of Housing, Construction, and Sanitation and the Lima Drinking Water and Sewage Service (Sedapal).

In 2023, the water sub-sector grew by 1.5% due to favorable results from Peru’s largest business in the sector. Production increased at Sedapal by 2.8%, Sedapar by 0.2%, EPS Grau by 1.1% and Epsel by 1.2%, but was partially offset by production at Sedalib and Seda Chimbote. The increased production by Sedapal was due to the higher activity in its water treatment plants and wells in Lima and Callao.

Gas

In 2019, in the gas sub-sector, gas distribution increased by 15.2% compared to 2018, driven by a 21.7% increase in demand from electricity producers and 1.0% increase from industrial users, while natural gas distribution for automobiles increased 1.4%.

In 2020, in the gas sub-sector, gas distribution decreased 15.6% due to decreases of 16.0% in the distribution to power plants, of 15.2% in the distribution to the industrial sector, and of 25.5% in the distribution to vehicular natural gas. The supplying company Calidda decreased its supply by 17.1% with a share supply of 91.9%, Contugas decreased 1.5% with a share supply of 7.0%, and Quavii increased its supply by 91.9% with a share supply of 1.1%. Calidda operates in Lima and Callao, Contugas operates in Ica department, and Quavii operates in the cities of Huaraz, Chimbote, Trujillo, Pacasmayo, Chiclayo, Lambayeque and Cajamarca.

In 2021, in the gas sub-sector, gas distribution increased by 17.8% due to higher distribution to the industrial sector (category E) by 23.4%, to electricity generators (category GE) by 17.6% and vehicular natural gas distribution by 2.4%. Calidda’s gas distribution increased by 19.5% with a share supply of 93.1%, Contugas’ distribution grew by 0.1% with a share supply of 6.0%, while Quavii decreased its supply by 5.7% and a share supply of 0.9%. Calidda concentrates its operations in Lima and Callao; Contugas covers Ica; and, Quavii distributes to the cities of Huaraz, Chimbote, Trujillo, Pacasmayo, Chiclayo, Lambayeque and Cajamarca.

In 2022, in the gas sub-sector, gas distribution increased by 1.9% due to favorable results during eight months of 2022, with April showing the highest increase. The positive performance of gas distribution (1.9%) was the result of a 5.4% increase in distribution to the industrial sector and a 22.2% increase for vehicular natural gas; however, this was offset by a 0.3% fall in distribution to electric generators. According to the companies Calidda and Quavii, their gas distribution increased by 3.6% and 31.0% in 2022, with market shares of 94.7% and 1.1%, respectively. On the other hand, Contugas reduced its distribution by 28.3% with a market share of 4.2%. Lastly, the government has stated its commitment to accelerate the massification of natural gas by coordinating efforts with private entities to have a greater number of connections at the national level. In this vein, there are existing advanced negotiations with regional governments to begin more projects of natural gas massification in the Peruvian macro center and macro south regions.

In 2023, gas distribution increased by 2.0% due to an increase of distribution by electric generators of 2.9% and an increase in vehicular natural gas establishment of 12.7%, which was partially offset by a decrease in distribution by businesses (category E) of 8.1%. According to certain business, Calidda increased its distribution of gas by 3.6%, with a market share of 96.2%, while Contugas and Quavii reported decreases of 30.5% and 14.4%, with market share of 2.9% and 0.9%, respectively.

Services

Wholesale and Retail Trade

Wholesale and retail trade grew 3.0% in 2019, decreased 16.0% in 2020, and increased 17.8% in 2021, 3.3% in 2022 and 2.4% in 2023. During the five-year period from 2019 through 2023, this sector contributed on average 10.6% per year to GDP, making it the third most important sector of the economy.

In 2019, wholesale and retail trade increased by 3.0% compared to 2018, driven by increases of (i) 3.4% in wholesale trade primarily as a result of higher sales of machinery and health equipment and sales of industrial equipment designed to make retail trade more efficient at both public and private enterprises, (ii) a 2.9% increase in retail trade driven by higher sales of pharmaceutical and medical products, cosmetics and toiletries, automobiles and gas, and other consumer products including food products, alcohol and tobacco and (iii) a 0.3% increase in sales of new cars and car parts and accessories, including vehicle maintenance and repairs.

In 2020, the wholesale and retail trade decreased by 16.0%, due to decreases in the following industries: (i) wholesale (15.0%), (ii) retail (17.3%) and (iii) automobile (20.3%). These decreases were a consequence of the pandemic restrictions, and the sector started a recovery as the economy reopened.

In 2021, wholesale and retail trade increased by 17.8%, driven mainly by the improved performance of wholesale trade, retail trade and automotive trade, due to the gradual reopening of economic activities. Wholesale trade increased by 18.3%. Retail trade increased by 13.4%, due to the increase in sales of hardware, paints, and glass products, as a result of the demand for home improvement products (cement, iron, ceramics, flat and tempered glass). The motor vehicle trade grew by 32.6%, mainly due to increased sales of motor vehicles, in line with the economic reactivation, and at the same time the sale of motor vehicle parts, pieces and accessories and the maintenance and repair service of motor vehicles grew.

In 2022, wholesale and retail trade increased by 3.3%, driven mainly by the good performance of wholesale trade, retail trade and automotive trade due to the gradual reopening of economic activities. Wholesale trade increased by 3.5% due to increased demand of machinery, equipment for trading of machinery for the various productive sectors in the country, and office equipment. Retail trade showed an increase of 2.4%, driven by greater sales of fuel for vehicles at service stations and gas stations due to the increase in interprovincial land transport of passengers and vehicles nationwide, in addition to the opening of new points of sale. Sales of clothing, footwear and leather goods increased due to product diversification and new fashion trends. Conversely, the sale of hardware items, paints and glass products decreased, as did the sale of food, beverages and tobacco in supermarkets, hypermarkets and mini markets. The automotive trade grew by 4.8%, driven by the increased sale of vehicles such as SUVs, pick-up trucks and vans, as well as heavy vehicles such as minibuses, buses and tractor-trailers and the sale of semi-new units. Likewise, the maintenance and repair of motor vehicles grew due to the demand of economic sectors for repair, cleaning and disinfection services.

In 2023, wholesale and retail trade increased by 2.4%, driven by the positive performance of each of wholesale trade, retail trade and automotive trade. Wholesale trade increased by 2.3%, primarily due to increased demand for machinery and equipment for the mining and health sectors. Retail trade increased by 2.7% as a result of increased sales of fuel for vehicles at service stations, as well as sales of cell phones, veterinary medical products, eyewear, agrochemical products, pharmaceutical and medicinal products, cosmetics and other items. Automotive trade grew by 1.0% due to higher vehicle sales and demand for vehicle maintenance and repair services.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s economy that in aggregate is an important part of the Peruvian economy. The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism, and financial services. In aggregate, this sector grew 3.8% in 2019, decreased 10.1% in 2020, grew 11.5% in 2021, 3.3% in 2022 and decreased 0.3% in 2023.

The “Other Services” sector accounted for 50.6% in 2019, 51.1% in 2020, 50.2% in 2021, 50.5% in 2022 and 50.6% in 2023.

Transportation, Warehousing and Telecommunications

The transportation, warehousing subsector and telecommunications and other information services sub-sector has grown each year since 2008 due to sustained domestic demand for telephone services. Because of greater dynamism in the transportation sub-sector the communications sub-sector grew at a compound annual rate of 1.6% in the period from 2019 to 2023.

In 2019, this sector grew by 4.4% compared to 2018, driven by (i) a 2.4% increase in transportation activity, with an increase of 1.9% in road transport and 3.3% in air transport, (ii) a 2.1% increase in warehousing and transportation support services activity, particularly during the first four months of the year and (iii) a 6.9% increase in telecommunications and other services activity primarily due to increased demand of 9.1% for internet and cable television service, 5.4% for telephony and 15.6% for data transmission, supported in each case by infrastructure improvements throughout the country. The other information services sub-sector contracted by 0.6% in 2019 compared to 2018.

In 2020, this sector contracted by 12.9%, transportation and warehouse subsector decreased by 27.3% due to the decreases of three subcomponents: (i) air transportation (61.6%); (ii) ground transportation (19.7%) and (iii) maritime transportation (24.9%). Warehouse services decreased 15.6% due to the decrease in transportation. However, this decrease was offset by an increase of 4.7% in the telecommunications and other information services subsector.

In 2021, this sector grew by 15.0% compared to 2020, driven by the transportation and telecommunications subsectors that grew by 20.2%, and 10.6%, respectively.

The transportation subsector grew by 17.1% due to greater activity in its three components: land and pipeline transportation by 16.8%, air transportation by 21.0%, and water transportation by 6.7%. The storage, mail, and courier subsector expanded by 19.0%, explained by the favorable performance of activities related to land, air and water transportation services, as well as cargo handling and the increased demand for postal and courier services.

In 2021, the telecommunications and other information services sector grew by 10.6% due to the increase in the telecommunications subsector and in the other information services subsector. The favorable performance of the sector was the result of the easing of COVID-19 restrictions. The telecommunications subsector showed an increase of 7.4%, driven by telephony services with a growth of 8.0%, internet and subscription television of 6.8% and data transmission services of 0.1%. This increase was aided by the positive impact of the permanent demand for the services offered by the different telecommunications operators. The subsector of other information services grew by 9.6%, sustained by the evolution of computer programming and consulting activities; television and radio programming and transmissions; production, distribution and exhibition of cinematographic films, videos, and television programs. However, publishing services showed a decrease.

In 2022, this sector grew by 6.0% compared to 2021, driven by the transportation subsector that grew by 14.1%.

The transportation subsector grew by 14.1% due to the greater activity in its three components: transport by air (60.75%), transport by land and pipelines (5.7%) and transport by water (2.9%). The storage, mail and courier subsector expanded by 1.6%, explained by a 1.9% increase in storage and transport support activities, especially those linked to air transportation (15.6%) with assistive services at airports; and land transport (2.7%), due to the increase in services at land terminals and maintenance and operations on the road. Other activities that support transportation (4.7%) were driven by the increased demand for advisory, agency and customs clearance. However, postal and courier services decreased by 1.9% due to a lower requirement in sending packages and a decrease in the customer base.

In 2022, the telecommunications and other information services sector decreased by 1.3% due to the 2.0% decrease in the telecommunications subsector. This was partially offset by the other information services subsector’s growth of 4.5%.

The telecommunications subsector decreased by 2.0%, maintaining a negative performance, as a consequence of the 3.9% decrease in telephone service, both fixed and mobile, reported by the main operating companies, as well as an 11.3% decrease in the data transmission service, explained by the lower traffic of text messages and multimedia messages which was partially offset by an increase of 3.4% in internet service and subscription television.

The subsector of other information services (4.5%), expanded in three of its four components: activities of production, distribution and exhibition of cinematographic films, videos and television programs grew by 30.1%, computer programming, consulting of computing and related activities grew by 4.8% and publishing grew 1.7%; however, television and radio programming and broadcasting activity decreased by 1.4%.

In 2023, this sector grew 1.3%, primarily due to increased activity in the transportation subsector, which was partially offset by a decrease in the warehousing subsector. The transportation subsector increased 5.0% due to greater activity of its three components: transport by air (14.8%), transport by land and pipelines (2.2%) and transport by water (2.9%). Warehouse services decreased by 7.7% due to lower storage and temporary deposits and other activities related to transport services.

The telecommunications subsector decreased by 5.8% due to the decrease of 6.4% of the telecommunications subsector, 9.3% of the telephone services subsector and 21.8% of the data transmission subsector, which were partially offset by an increase of 1.4% of internet services. The other information services subsector decreased by 1.2%, primarily due to the negative performance of television programming, which was partially offset by cinematic production activities.

Telecommunications. The following table provides information on the evolution of the telecommunications sector.

Summary of Telecommunications Sector

	For the year ended December 31,
	2019	2020	2021	2022	2023
Fixed wire lines in service	2,510,053	2,311,536	2,177,819	1,862,402	1,509,217
Cellular phones	39,844,613	39,358,383	43,129,394	41,587,615	41,350,008
Public phones	107,625	93,705	88,214	47,942	43,659

_______________________
Source: OSIPTEL.

Financial and insurance services

In 2020, financial and insurance services grew 11.4% due to a 11.7% increase in loans, with a 19.1% increase in local currency and a 5.5% decrease in foreign currency.

In 2021, financial and insurance services grew by 4.4%, a lower rate than the one recorded in 2020 as part of the effects generated by the COVID-19 pandemic in the country.

In 2022, financial and insurance services decreased by 6.0%, a lower rate than that one recorded in 2021 primarily due to negative effects generated by the COVID-19 pandemic in the country and the world, together with the political turmoil in Peru.

In 2023, financial and insurances services decreased by 7.8% due to general adverse effects of the international market, social conditions and adverse weather events.

Lodging and restaurants

In 2020, lodging and restaurants contracted by 50.3% due to a 47.0% reduction in activity in the restaurant subsector, and a 73.8% reduction in activity in the lodging subsector.

In 2021, the lodging and restaurants sector grew by 42.6% due to the increased activity in the restaurants subsector by 47.2% and the reduction in activity in the lodging subsector by 8.0%.

In 2022, the lodging and restaurants sector grew by 23.1% due to the increased activity in the restaurants subsector by 22.2% and in the lodging subsector by 44.9%.

In 2023, the lodging and restaurants sector grew by 2.7% due to the increased activity in the restaurants subsector by 2.6% and in the lodging subsector by 4.9%.

Tourism

See “Balance of Payments and Foreign Trade—Balance of Payments—Services Trade” below for information on the tourism sub-sector.

Public Administration

Privatization and the Role of the State in the Economy

Privatizations and Concessions

In 1991, Peru initiated an ambitious privatization program beginning with the enactment of various laws for the promotion of private investment. In 1991, in order to stimulate private investment, the executive branch enacted Legislative Decree No. 662, Ley de Promoción de la Inversión Extranjera, or the Foreign Investment Promotion Act, which authorized the government to enter into legal stability agreements with foreign and domestic investors that invest at least U.S.$5.0 million, or U.S.$10.0 million in the case of mining and hydrocarbon sectors, within two years of the agreement. In 1991, the executive branch also enacted Ley Marco para el Crecimiento de la Inversión Privada, or the Private Investment Growth Framework Act. These investment laws provide for equal treatment of both national and foreign investors; automatic authorization of foreign investments, which must then be registered with the Private Investment Promotion Agency (“Proinversión”); the protection of the property rights of foreign investors; the free repatriation of property, dividends and profits; and the elimination of restrictions on the participation of foreigners in banks and insurance companies.

Since 1991, the government has privatized most of its assets in the finance, fishing, and telecommunications sectors. The government has also made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity, and agriculture sectors. The 269 privatizations and 72 concessions that have been completed in Peru since 1991 have generated investments of approximately U.S.$34.4 billion.

The pace of privatizations began to slow after 1996, when privatization proceeds reached record levels. This decline resulted in part from a shrinking supply of state-owned enterprises, President Fujimori’s retreat from unpopular privatization initiatives to gain support for his presidential bid and the political turmoil that accompanied President Fujimori’s re-election in 2000.

Upon taking office in July 2001, the Toledo administration sought to revitalize Peru’s privatization agenda by charging two special privatization committees to develop privatization programs for projects including highway networks, ports, airports and tourism, corrections facilities, mining, and agricultural development. The privatization program was viewed unfavorably by a significant percentage of Peruvians, who were fearful they would lose their jobs due to privatizations and were opposed to the sale of well-known state assets to non-Peruvians. This opposition forced the government to back down from the privatization of the Egasa and Egesur electric plants in Arequipa in 2002. In order to quell opposition, in 2002 the government sought to reach agreements with presidents of the regional governments regarding resumption of the privatization process. The first of these agreements was reached on June 16, 2003, with the regional government of Pasco proceeding with the privatization of a 30-year concession for the Yuncan hydroelectric plant. Following negotiations with affected regional governments, the central government resumed the privatization program in 2004.

On April 29, 2019, a 30-year concession was granted in connection with the treatment of wastewater at the Titicaca Lake in Puno. The projected investment in connection with the concession was U.S.$261.3 million (S/863.0 million). On October 30, 2019, three projects were concessioned in connection with the provision of electricity to the cities of Piura, Tumbes, Huánuco and Ucayali, with projected investment of U.S.$90.8 million.

On December 10, 2020, two projects were concessioned to Interconexión Electrica S.A. E.S.P, with a projected investment of U.S.$18.3 million. The “Subestación Chincha Nueva de 220/60 kV” Project will address the growing demand for electricity in the province of Chincha, specially in the districts of Chincha, El Carmen, Pueblo Nuevo, Pedregal and Tambo de Mora and the “Subestación Nazca Nueva de 220/60 kV” Project will improve the electricity supply in Nazca-Palpa-Puquio, Palpa Rural, Puquio Rural, Cora and Nazca Rural.

On April 30, 2021, two projects were concessioned to Celeo Redes S.L.U., with a projected investment of U.S.$28.8 million. The “Línea de Transmisión 138 kV Puerto Maldonado – Iberia,” 160 km long, is intended to supply electricity to the city of Iberia, towns and industrial loads in the area, with energy from the National Interconnected Electrical System (Sistema Eléctrico Interconectado Nacional – SEIN). As part of the project, the Puerto Maldonado substation must be expanded to complete the connection cells of the existing transformer and installation of the outlet bay of the Puerto Maldonado-Iberia line. The “Subestación Valle del Chira de 220/60/22.9 kV” is intended to allow greater reliability in the energy supply in Piura.

On March 7, 2022, the project “Infrastructure and complementary services contribution to the education managements for new High Performance Schools in the regions of Pasco, Huancavelica and Cuzco” was awarded to Concesionaria de Proyectos de Infraestructura Sucursal Perú, a company from the Marthnos Group. The project involves an investment of U.S.$57.8 million and provides for the development of educational infrastructure in Chontabamba (Pasco), Callqui Grande (Huancavelica) and Oropesa (Cuzco), through a 20-year concession, for the design, financing, construction and equipping of three high performance schools. This project was directly awarded through private initiatives.

On July 15, 2022, the projects 220 kV Reque-Nuevo Carhuaquero link, substations, lines and associated extensions and SE Nueva Tumbes 220/60 kV-75 MVA and LT 60 kV were awarded to Acciona Concesiones S.L. The projects involve an investment of U.S.$17.9 million and will allow to meet with efficiency and quality the growing demand for electrical energy in the regions of Cajamarca, Tumbes and Lambayeque.

On January 1, 2023, the projects “Enlace 220 kV Ica – Poroma, ampliaciones y subestaciones asociadas" and "ITC Enlace 220 kV Caclic – Jaen Norte (2 circuitos), ampliaciones y subestaciones asociadas” were awarded to Acciona Concesiones S.L. The projects involvement an investment of U.S.$ 73.1 million and will permit the regions of Ica, Amazonas and Cajamarca to meet increased demand for electricity.

On June 28, 2023, the projects “Hospitales Especializados de ESSALUD de Piura y Chimbote” was awarded to IBT Health LLC. The projects are expected to benefit more than 1.6 million people in Piura, Tumbes and Chimbote (Áncash). The projects involve an investment of U.S.$323 million to benefit insured persons.

On July 31, 2023, the project to provide electric interconnectivity between Peru and Ecuador was awarded to a Spanish business, Celeo. The project involves an investment of U.S.$108.0 million and provides for a concession period of 30 years.

On August 25, 2023, five electric projects, including “Enlace 500 kV San José – Yarabamba, ampliaciones y subestaciones asociadas,” “ITC Enlace 220 kV Piura Nueva – Colán, ampliaciones y subestaciones asociadas,” “ITC Enlace 220 kV Belaunde Terry – Tarapoto Norte (2 circuitos), ampliaciones y subestaciones asociadas,” “ITC SE Lambayeque Norte 220 kV con seccionamiento de la LT 220 kV Chiclayo Oeste – La Niña/ Felam, ampliaciones y subestaciones asociadas,” and “Subestación Piura Este de 220/60/22.9 kV” were awarded. The projects involve an investment of $118.0 million that is expected to benefit 5.5 million people in San Martin, Arequipa, Lambayeque and Piura with electricity.

On October 27, 2023, the projects "Enlace 500 kV Huánuco – Tocache – Celendín– Trujillo, ampliaciones y subestaciones asociadas" y "Enlace 500 kV Celendín – Piura, ampliaciones y subestaciones asociadas" were awarded to Interconexión Eléctrica S.A. E.S.P. These projects involve an investment of U.S.$607 million and a concession of 30 years, and they are expected to benefit seven regions of the country by providing electricity.

On June 9, 2023, a project for telecommunications services was awarded to VIETTEL PERÚ S.A.C. la Concesión Única. The project involves an investment of $600 million and a concession of 20 years.

Role of the State in the Economy

As a result of the privatization program undertaken by the Fujimori administration during the 1990s, and continued during the Paniagua, Toledo and García administrations, the public sector played a more limited role in the Peruvian economy than it did in previous decades. The García administration supported the privatization and deregulation process, based on the view that sustainable economic growth is driven primarily by private investment. President Humala demonstrated continuity with the prior administrations’ economic policies. The Humala administration was also focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population, reducing barriers to formalization and increasing the quality and access to certain public services. The administration of President Kuczynski, in turn, implemented a plan of structural reforms to achieve potential growth of 5.0% in the short-term through greater capital accumulation (unlocking infrastructure and simplifying investment) and capturing productivity gains (through increased formalization).

The administration of Vizcarra undertook an economic policy aimed at a rapid reactivation of the economy while addressing the COVID-19 pandemic in order to sustain economic growth in the medium- and -long term. The transition administration of Sagasti, for its part, maintained the measures to address the health crisis, focusing on the protection of vulnerable people and concentrating efforts on the acquisition and logistical deployment of vaccines.

The Castillo administration aimed to ensure greater short- and medium-term growth, boost employment, and promote greater social inclusion by implementing different measures consisting of three policy pillars: (i) boosting private spending, (ii) accelerating public investment, and (iii) restoring the confidence in the economy.

The current Boluarte administration has appointed a Ministerial Cabinet, including José Arista as Minister of Economy and Finance, in February 2024, who had previously served as Minister of Economy and Finance in 2020 and Minister of Agriculture and Irrigation in 2018.

Employment and Labor

Employment

Formal Employment

A significant portion of the Peruvian population lacks regular full-time employment. Despite periods of economic expansion in recent years, unemployment and underemployment remain one of Peru’s most entrenched problems. The government discontinued nationwide employment surveys after 2001. However, these statistics can be calculated using the National Household Survey.

Unemployment in the Lima metropolitan area decreased from 6.4% in 2019 to 6.8% in 2023, with employment resulting especially in labor intensive industries, such as agriculture, manufacturing and construction. Regarding regional statistics for 2018/2019, the urban unemployment rate of 4.2% in Peru is comparable with the rates in Argentina (10.4%), Brazil (12.2%), Chile (7.0%), Colombia (10.8%), Ecuador (4.6%) and Venezuela (7.3%) (for year 2018). Despite relatively favorable unemployment performance, underemployment remains high, and is considered the most important problem in the Peruvian labor market. Underemployment has increased in the last five years from 35.8% in 2019 to 41.6% in 2023.

Historically prevailing high levels of unemployment and underemployment have fueled social tensions and protests against privatizations and large industrial projects in the past.

During 2019, there were 67 strikes in which 110,154 workers participated, resulting in the loss of approximately 2.1 million labor hours. The strikes affected sectors including mining (27.0%), manufacturing (15%), transportation (6%), commerce (5%), public administration and defense (37%), and others (10%).

During 2020, there were 23 strikes in which 127,868 workers participated, resulting in the loss of approximately 3.6 million labor hours. The strikes affected sectors including public administration and defense

(34.8%), mining (26.1%), health and social (13.0%), manufacturing (8.7%), financial intermediation (8.7%), transportation (4.4%) and education (4.3%).

During 2021, there were 38 strikes in which 209,142 workers participated, resulting in the loss of approximately 3.0 million labor hours. The strikes affected sectors including mining (39.5%), manufacturing (23.7%), public administration and defense (21.0%), financial intermediation (8.7%), transportation (5.0%), commerce (3.0%) and social services and health (3.0%).

During 2022, there were 41 strikes in which 29,145 workers participated, resulting in the loss of approximately 2.1 million labor hours. The strikes affected sectors including mining (17.1%), manufacturing (19.5%), public administration and defense (39.0%), financial intermediation (4.9%), transportation (2.4%), education (4.9%) and social services and health (2.4%).

During 2023, there were 55 strikes in which 77,883 workers participated, resulting in the loss of approximately 1.5 million labor hours. The strikes affected sectors including public administration and defense (41.8%), mining (18.2%), electricity, water and gas (12.9%) and manufacturing (12.7%).

The following table provides employment statistics in Metropolitan Lima from 2019 to 2023.

Employment and Labor in Metropolitan Lima
(in percentages)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Participation rate(1)	69.2	57.2	65.1	66.1	65.9
Unemployment rate(2)	6.4	12.7	9.8	7.8	6.8

(1)	Percentage of the working-age population (14 years old or older) that is in the labor force.

(2)	Percentage of the working-age population (14 years old or older) that, in the week the employment survey was taken, was seeking remunerated employment.

Source: INEI.

The following table provides information on employment by sector, as a percentage of total employment, in Metropolitan Lima from 2019 to 2023.

Employment in Metropolitan Lima – Distribution of the Economically Active Population by Economic Sector
(percentage)

	2019	2020	2021	2022
Extractive(1)	1.5	1.8	1.4	1.6
Manufacturing	13.1	14.1	14.2	14.5
Transportation, storage and telecommunications	10.6	10.8	10.7	10.4
Construction	6.7	8.3	7.7	8.2
Commerce	22.8	22.7	23.6	22.7
Services	41.3	39.3	38.7	38.5
Households	4.1	3.0	3.7	4.1
Total	100.0	100.0	100.0	100.0
Economically Active Population (thousands of people)	5,393	4,231	5,071	5,505

 (1)       Includes agriculture, livestock, fishing, forestry and mining.

Source: Ministry of Labor and Promotion of Employment. Figures are based on the Household Survey on Labor.

Informal Employment

The Peruvian economy has a significant “informal sector” that provides employment to the majority of the labor force, including a significant number of women. The term “informal sector” refers to economic activities that take place outside the formal norms for economic transactions established by the State or developed through formal business practices. It generally involves production and exchange of legal goods and services without the appropriate business permits, without the payment of taxes, without complying with labor regulations and without legal guarantees for suppliers and end users. Because of the nature of this sector, it is difficult to obtain reliable statistics measuring its contribution to the Peruvian economy.

The Ministry of Labor and Promotion of Employment estimates the size of the informal sector based on ILO criteria pursuant to which workers in the informal sector are those who work in micro enterprises (either as wage earners or micro entrepreneurs), who are non-professional self-employed, or who are domestic and unpaid family workers. Based on this measurement, 55.8% of the workforce in Metropolitan Lima was employed in the informal sector during 2023, as compared to 58.5% in 2022, based on data from the Ministry of Labor and Promotion of Employment.

Metropolitan Lima: Distribution of the Economically Active Population by formal and informal employment (in percentages)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Formal Sector
Public sector workers	8.0	9.4	8.2	7.3	8.3
Private sector workers	30.5	27.9	27.0	28.2	30.0
Small enterprises	14.9	14.4	13.8	13.9	14.6
Medium and large enterprises	15.5	13.5	13.2	14.3	15.4
Professional self-employed	3.2	2.8	2.5	5.9	6.0
Total(1)	41.6	40.1	37.7	41.5	44.2
Informal Sector
Micro enterprises	24.1	24.4	26.9	25.6	24.2
Non-professional self-employed	26.7	28.8	29.0	25.3	24.3
Unpaid family worker	3.5	3.7	2.8	4.2	3.4
Household	4.0	2.9	3.7	3.4	3.8
Other	0.1	0.1	0.1	—	—
Total	58.3	59.8	62.3	58.5	55.8

(1)	Total including “Public sector workers,” “Private sector workers” and “Professional self-employed.”

Source: Ministry of Labor and Promotion of Employment. Figures are based on the Household Survey on Labor.

Public Administration

Based on an audit of the public sector, the total number of public employees as of December 2023 was 2,412,435 of which 53.1% are active workers, 45.1% are pensioners (i.e., retired employees) and 1.9% are classified as “other.” Most public employees are placed in regional governments and the economy and finance and education ministries.

Wages and Labor Productivity

The Ministry of Labor and Promotion of Employment sets a single minimum wage for all sectors of the economy based on macroeconomic indicators such as GDP growth and the inflation rate. The minimum wage was last adjusted in May 2022 and is currently S/1,050.0 per month, equivalent to approximately U.S.$273.8 per month at the average exchange rate in 2023.

Peru does not currently compile statistics on labor productivity.

Poverty and Income Distribution

Peru classifies households with monthly per capita income of less than U.S.$116.3 (S/446.0) as being below the poverty line which represents a growth of 7.3% as compared to 2022. This constitutes the minimum monthly income needed by a person to satisfy pay for food and other basic needs. According to the most recent available data, using this standard, the percentage of the population living below the poverty line decreased to approximately 20.2% in 2019, increased to 30.1% in 2020, decreased to 25.9% in 2021, increased to 27.5% in 2022 and increased to 29.0% in 2023. In 2023, 29.0% of the country’s population, or approximately 9,780,000 people, were below the poverty line, meaning they had income lower than required to purchase basic food needs. The rate of poverty in 2023 increased by 1.5% compared to 2022.

In 2021, extreme poverty income increased 5.3% from S/191.0 in 2020 to S/201.0. Extreme poverty, defined as households with per capita income S/201.0 (U.S.$55.4) accounted for 25.9% of the total population as of December 31, 2021. Extreme poverty increased by 2.2% from 2.9% in 2019 to 5.1% in 2020. This percentage reflects an additional 732,000 people living below the extreme poverty line.

Extreme poverty in the year 2021 affected 4.1% of the country’s population. This population would have a per capita expenditure level lower than the cost of the basic food basket, which is S/201.0 (U.S.$55.4). In relation to the previous year, extreme poverty decreased by 1.0%, from 5.1% in 2020 to 4.1% in 2021. This percentage reflects an additional 319,000 people living below the extreme poverty line.

In 2022, extreme poverty income increased 12.4% from S/201.0 in 2021 to S/226.0. Extreme poverty accounted for 27.5% of the total population as of December 31, 2022. Extreme poverty in the year 2022 affected 5.0% of the country’s population. This population would have a per capita expenditure level lower than the cost of the basic food basket, which is S/226.0 (U.S.$62.3). In relation to the previous year, extreme poverty increased by 0.9%, from 4.1% in 2021 to 5.0% in 2022.

In 2023, extreme poverty income increased 11.0% from S/226.0 in 2022 to S/251.0. Monetary poverty accounted for 29.0% of the total population as of December 31, 2023. Monetary poverty in the year 2022 affected 27.5% of the country’s population. This population would have a per capita expenditure level lower than the cost of the basic food basket, which is S/251.0 (U.S.$65.4). In relation to the previous year, extreme poverty increased by 0.7%, from 5.0% in 2022 to 5.7% in 2023.

Income distribution data show that the poorest 40.0% of the population earned 15.9% of national income in 2023, compared to 15.5% in 2019, while the share of the national income earned by the wealthiest decreased from 31.3% in 2019 to 31.1% in 2023. The following table provides information regarding income distribution for the years presented.

Evolution of Income Distribution
(in percentages)

	For the year ended December 31,
Income group	2019	2020	2021	2022	2023
Lowest 40%	15.5	14.0	16.1	15.9	15.9
Next 20%	15.0	14.1	14.9	14.8	14.9
Next 20%	22.0	21.7	21.8	21.8	22.0
Highest 20%	47.4	50.2	47.1	47.5	47.2
of which, highest 10%	31.3	33.9	31.3	31.7	31.1

_______________________
Source: INEI – Encuesta Nacional de Hogares.

Values adjusted in accordance with the projections of the population derived from the Census of the Population 2007.

High poverty rates negatively affect social and political stability, causing social unrest and workers’ strikes. The García Administration implemented policies designed to raise the standard of living of the Peruvian population and remedying poverty was among the most important goals of the Humala Administration. The García Administration sought to achieve these goals through sustainable economic growth and by improving the efficiency and quality of social spending programs with a goal to reduce poverty below 30.0% of the total population and to reduce the rate of malnutrition below 24.0%. The Humala Administration adopted policies designed to expand these measures and adopted other policies to reduce the incidence of poverty.

In October 2011, the government created the Ministry of Development and Social Inclusion to improve the quality of life of the population by promoting the exercise of rights, access to opportunities and development of capacities. This Ministry had authority to address matters such as social development, reduction and eradication of poverty and promotion of social equity and inclusion, and also social protection of the population at risk. This Ministry was in charge of the following social programs: Juntos, FONCODES or Fondo de Cooperación para el Desarrollo Social (Cooperation Fund for Social Development), Pensión 65, Cuna Más, and Qali Warma (school breakfast and lunch program).

Poverty in Peru has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and unskilled and relatively less educated workers. The educational system has suffered from a lack of resources and inadequate teacher training. For this reason, the most recent budgets have consistently increased spending on universal education. The 2017 budget increased the appropriations for education expenditures by 9.0% compared to 2016.

One of the aspects of the government’s anti-poverty plan was the establishment of a social program known as A Trabajar Urbano (Let’s Work-Urban), currently called Trabaja Perú (Work Peru). Trabaja Perú is an urban program that places unemployed workers in public sector jobs in the development and maintenance of infrastructure for up to six months. The program also invests in job training and technical assistance to small businesses and in the improvement of the municipal governments’ capacities and public sector agencies to get effective actions in formulation, coordination, and monitoring of social initiatives. The program had generated 14,251; 43,346; 44,788, 23,033 and 27,366 temporary jobs in 2015, 2016, 2017, 2018 and 2019, respectively. In 2019, 98% of its budget was executed equivalent to approximately U.S.$37.9 million. In 2020, 97% of the program’s budget was invested, which is equivalent to approximately U.S.$47.7 million. In 2021, 99% of its budget was invested, which is equivalent to approximately U.S.$35.2 million. In 2022, 97.1% of its budget was invested, which is equivalent to approximately U.S.$43.9 million or S/159,389,259.0. In 2023, 99.3% of its budget was invested, which is equivalent to approximately U.S.$168.49 million.

Among the key sociopolitical proposals that continued to address poverty are the following:

•	Double the number of homes in the Juntos program targeted at families suffering extreme poverty and single mothers in dire economic need. In 2016, the Juntos program provided a total of 772,120 homes and invested U.S.$843.3 million of its budget. In 2017, the Juntos program provided a total of 763,367 homes and invested S/1.0 billion (U.S.$308 million) of its budget. In 2018, the Juntos program provided a total of 730,206 homes and invested S/1.0 billion (U.S.$295.8 million) of its budget. In 2019, the Juntos program served 747,540 homes. In 2020, the Juntos program served 695,390 homes out of 698,206 enrolled households. The program utilized 99.5% of its 2020 budget (U.S.$769 million). In 2021, the Juntos program served 656,656 homes out of 692,075 enrolled households. The program utilized 97.5% of its 2021 budget (U.S.$284 million). In 2022, the Juntos social program served 669,035 homes out of 722,565 enrolled households for fulfilling co-responsibilities in health and education. The program utilized 99.2% of its 2022 budget (U.S.$330.7 million). In 2023, the Juntos social program served 718,752 homes out of 762,173 enrolled households for fulfilling co-responsibilities in health and education. The program utilized 99.9% of its 2023 budget (U.S.$301.5 million).

•	Develop the Cuna Más (One More Crib) program targeted at the first child in homes that are located in districts that experience the highest incidence of poverty. In 2016, Cuna Más served a total of 85,221 families and 51,364 children, investing a total of S/319.0 million (U.S.$95.1 million) of its total budget. This program was expanded until March 2022. In 2017, Cuna Más served a total of 100,672 families and 59,586 children, investing a total of S/369.3 million (U.S.$114.0 million) of its total budget. In 2018, Cuna Más served a total of 109,915 families and 60,695 children, investing a total of S/369.9 million (U.S.$111.6 million) of its total budget. In 2019, the One More Crib program provided assistance to 110,163 families and 59,378 children. The program utilized 98.5% of its 2020 budget (U.S.$116 million) and provided assistance to 116,774 families and 60,262 children. The program utilized 99.5% of its 2021 budget (U.S.$125 million) and provided assistance to 115,967 families and 60,374 children. In 2022, the Cuna Más program, which contributes to comprehensive early childhood development, served 115,658 families and 59,516 children which were connected to day care service. The program utilized 99.9% of its 2022 budget (U.S.$132 million). In 2023, the program served 115,916 families and 60,371 children which were connected to day care service. The program utilized 99.8% of its 2023 budget (U.S.$134.5 million).

•	Qali Warma is a part of the National Plan for Nutrition, serving breakfast and lunch in all public schools and strengthening the preventive health plan for all students. As of September 2016, the Qali Warma program served 3.6 million children and invested S/160.8 million (U.S.$47.9 million) of its total budget. During 2017, this program served 3.7 million children and invested S/1.5 billion (U.S.$450.9 million) of its total budget. During 2018, this program served 3.8 million children and invested S/1.6 billion (U.S.$483.1 million) of its total budget while in 2019 the program served more than 4.0 million children through 64,448 educational institutions. The program utilized 99.3% of its 2020 budget (U.S.$454 million) and served 4.2 million children through 64,490 educational institutions. The program utilized 99.8% of its 2021 budget (U.S.$518 million) and served 4.1 million children through 64,341 educational institutions. In 2022, the program utilized 99.8% of its 2022 budget (U.S.$584.4 million) and served 4.2 million students in 65,811 public educational institutions with food service. In 2023, the program utilized 97% of its 2023 budget (U.S.$654.5 million) and served 4.2 million students in 65,519 public educational institutions with food service.

•	The Pensión 65 plan to provide seniors 65 years of age and older who do not have access to any pension plan with a stipend of S/250.0 per month, the financing of which is to be provided by the National Treasury. This program did not impact any funds affiliated with or managed by the AFPs. The Pensión 65 Plan aids senior citizens and operates on a national level. In 2016, the plan served 502,972 senior citizens, for whom 99.8% or S/800.6 million (U.S.$238.6 million) of its budget was utilized. In 2017, the plan served 545,508 senior citizens, for whom 99.9% or S/880.5 million (U.S.$271.5 million) of its budget was utilized. In 2018, the plan served 544,202 senior citizens, for whom 100% or S/863.2 million (U.S.$255.5 million) of its budget was utilized while in 2019 the program served 561,349 senior citizens. The program utilized 95.8% of its 2020 budget (U.S.$1.4 billion) and served 563,386 senior citizens. The program utilized 98.1% of its 2021 budget (U.S.$2.3 billion) and served 568,599 senior citizens. In 2022, the Pensión 65 plan utilized 99.8% of its 2022 budget (U.S.$659.2 billion) and served 627,924 senior citizens aged 65 and over by providing an economic subsidy of S/200.0 and S/250.0 bimonthly to improve their well-being and quality of life. In 2023, the Pensión 65 plan utilized 100% of its 2023 budget (U.S.$353.8 billion) and served 632,612 senior citizens.

•	The CONTIGO program provides pensioners one non-contribution pension to citizens with severe disabilities and who live under the property line. In 2019, this program served 39,890 citizens. In 2020, this program utilized 98.4% of its budget (U.S.$36 million) and served 74,105 citizens nationwide. In 2021, this program utilized 99.7% of its budget (U.S.$37 million) and served 74,126 citizens nationwide. In 2022, the Contigo Program utilized 99.8% of its budget (U.S.$56.6 million) and served 106,628 citizens nationwide with severe disabilities by providing a bimonthly monetary subsidy of S/300.0 to improve their quality of life. In 2023, this program utilized 100% of its budget (U.S.$61.1 million) and served 107,027 citizens nationwide.

•	The PAIS (action Platforms for Social Inclusion) program was created to improve the quality of life of the rural population, particularly through a network of service centers designed to support senior citizens at high risk or severe disability. As of December 31, 2019, there were 460 service centers providing 179,327 service calls to 103,520 beneficiaries. In 2020, this program utilized 98.9% of its budget (U.S.$18 million), there were 468 service centers providing 159,557 service calls to 80,183 beneficiaries. In 2021, this program utilized 97.8% of its budget (U.S.$17 million), there were 475 service centers providing 198,834 service calls to 111,370 beneficiaries. In 2022, the PAIS program utilized 99.3% of its budget (U.S.$17.0 million), there were 485 service centers called “Tambos” registering 2,760,818 calls to assist people accessing government services. In 2023, the PAIS program utilized 100% of its budget (U.S.$18.1 million), there were 492 service centers called “Tambos” registering 203,631 calls to assist 122,024 people accessing government services.

•	FONCODES is a program intended to finance the development of economically sustainable opportunities to rural residences facing extreme poverty. During 2019, an estimated 516,937 users supporting 311 completed projects. The complementary program Hogares Haku Wiñay has an additional 128,935 projects in process and has completed 117,459 projects. In 2020, this program utilized 99.1% of its budget (U.S.$287 million); an estimated 577,901 users supporting 129 completed projects. The complementary program Hogares Haku Wiñay has completed 140,132 projects. In 2021, this program utilized 97.2% of its budget (U.S.$82 million); an estimated 698,765 users supporting 221 completed projects. The complementary program Hogares Haku Wiñay has completed 180,143 projects. In 2022, this program utilized 99.7% of its budget (U.S.$ 60.0 million); between 2012 and 2022, 2,466 productive projects were financed for 359,842 rural homes, with an investment of U.S.$3.6 million supporting 2,366 populated places in 661 local communities in 23 regions. In 2022, 25,342 households (20,614 in the highlands and 4,728 in the jungle), 1,264 inclusive rural entrepreneurship and 63 commercial exchange events were assisted nationwide. In 2023, this program utilized 99.8% of its budget (U.S.$109.9 million); an estimated 559,101 users supporting 91 completed projects. The complementary program Hogares Haku Wiñay has completed 275,912 projects.

Environment

The most serious environmental problems confronting Peru are:

•	scarcity and quality of the water supply;

•	soil erosion;

•	air pollution;

•	deforestation; and

•	inadequate waste management in urban centers.

The government seeks to address these environmental concerns through greater supervision, regulation and community and private sector awareness and involvement. To better address these problems, the Ministry of the Environment was created in May 2008. Its objectives are the design, implementation, execution and supervision of a coherent and consistent environmental policy at a national level and for each relevant sector. The Ministry of the Environment received a budget of S/707.0 million or U.S.$195.3 million in 2019, S/734.8 million or U.S.$203.0 million in 2020, S/739.4 million or U.S.$193.1 in 2021, S/751.2 million or U.S.$207.1 million in 2022 and S/916.2 million or U.S.$238.9 in 2023.

The government requests environmental impact studies before authorizing any public or private construction project. Each regulatory agency within each sector of the economy issues regulations to protect the environment and imposes its own sanctions for the violation of those rules. The Ministry of Energy and Mines has designed an effective environmental program that is viewed as a model for other governmental agencies. The Ministry’s Programa para Ahorro de Energía, or Energy Conservation Program, actively promotes energy savings and fuel-efficient energy alternatives. The Ministry of Energy and Mines also developed and implemented an environmental curriculum for public schools that emphasizes conservation. Once established and in operation, the Ministry of the Environment will assume some of the above-mentioned powers.

In 2021, the Ministry of Economy and Finance approved the Sustainable Bond Framework of Peru (the “Framework”), and in line with the Framework, the Republic made its first issuance of a social bond and two sustainable bonds in the international market.

Under the Framework, in November 2022 and June 2024, the Ministry of Economy and Finance published the “Allocation and Impact Report,” which provides detailed information to investors and the general public on the social programs and green projects identified, which match with the eligible categories included in the Framework, in an amount up to the total issued amount through the aforementioned bond issuances, and the impact of those selected social programs and green projects, as well as their contribution to the “Sustainable Development Goals” prioritized in the Framework. The Allocation and Impact Report includes the second party opinion of an international certifying entity.

Measures Adopted to Mitigate Climate Emergency

On March 24, 2023, the Minister of Economy and Finance reported that the government ordered a package of measures to immediately counteract the adverse effects that climate events have caused on the population and the economy of the country, detailing that these are measures of the Plan “Con Punche Perú: Atención a La Emergencia,” with a fiscal cost of approximately S/4.0 billion.

The fiscal strategy to boost the economy and address the climate emergency in 2023 will incur a total cost of S/12 billion, financed by supplemental credits (créditos suplementarios) of more than S/8 billion and budget reallocations.

In a press conference held on March 24, 2023, Minister Contreras reported that the objective of these measures, approved in a session of the Ministerial Cabinet, seeks to address the effects caused by Cyclone Yaku and reduce the potential impact of the El Niño phenomenon, which could affect the recovery and sustainability of economic activity.

The measures are distributed in three streams:

Immediate attention to the emergency

This stream contains six measures, focusing on the injection of liquidity of around S/1.0 billion to finance the maintenance and consolidation of channels, river defenses, canals, and drainage. Likewise, the funding is focused on providing humanitarian aid to the victims and deliver essential goods from and to critically affected areas.

Similarly, measures are being taken for the mitigation of diseases and healthcare for the victims. To this end, epidemiological alert issuances and epidemiological surveillance brigades have been implemented in high-incidence areas of vector-borne diseases such as Dengue, Malaria, Zika, Chikunguya, and Leptospirosis.

In addition, to support the efforts of regional and local governments in responding to the emergency, the expansion of the use of the canon, overcanon, and mining royalties has also been implemented. Likewise, there has been monetary transfers to help families whose homes have been declared uninhabitable or collapsed due to natural disasters, which is estimated at S/120 million.

In addition, income tax and IGV will be made more flexible for donations aimed at emergency areas, and public entities that own concession projects (such as roads) in emergency areas will be authorized to negotiate with concessionaires to immediately carry out remediation, repair, or recovery work in the affected areas.

Infrastructure protection and resilience

This stream contains five prevention measures, focusing on the financing of around S/2 billion for preventive and corrective public investment works such as roads, bridges, schools, health establishments, etc. Likewise, the urbanization process, physical-legal sanitation, titling and consolidation of property rights, and the creation of rapid response teams for managing rainfall and the risk of the El Niño phenomenon have been refined. In addition, the Ministry of Economy and Finance gave consent to grantors to contract with the concessionary companies for interventions for immediate remediation, repair, recovery, or prevention of disasters in the affected areas, even when outside the concession area.

Recovery of productive capacity

This stream promotes four measures to address the housing deficit, including financial support to improve homes, the implementation of a social housing package and an increase in the Housing Family Bonus. Likewise, the government is providing financial support for MYPEs through allocations to the CRECER Fund, a fund specially designed for such purpose; the strengthening of the municipal funds; the enaction of liquidity programs for microfinance institutions, and the reprogramming of the Reactiva Peru for the benefit of the most affected sectors and areas.

On March 1, 2023, the multi-sectoral commission in charge of the “El Niño” phenomenon (Comisión Multisectorial Encargada del Estudio Nacional del Fenómeno El Niño or “ENFEN”) issued a notice about the possibility of the occurrence of the climate phenomena “El Niño Costero.” On March 16, 2023, ENFEN issued an “Alerta de El Niño Costero,” and explained that it will continue to monitor and report on the evolution of oceanic- atmospheric conditions and fishery resources, updating the outlook as applicable. As of May 2023, ENFEN maintained the status of “Alerta de El Niño Costero.” Their analysis indicates that the phenomena will continue at least until September of this year. The most probable magnitude of the event would be strong to moderate, with the maximum sea temperatures expected during autumn. The persistence of El Niño Costero is mainly attributed to the arrival of warm Kelvin waves, which would maintain the anomalous warming.

Minister Contreras pointed out that, in parallel with these measures, tax breaks have been granted in emergency areas, for example, through the postponement of tax obligations for taxpayers in areas with declared states of emergency due to natural disasters.

Drought Bond

In December 2022, through Emergency Decree No. 025-2022, and as a part of the reactivation measures for the agricultural sector, the government announced the one-time subsidy, for agricultural producers, of S/800.0 per hectare up to four hectares, and, for agricultural producers dedicated to raising alpacas, of S/266.0 per alpaca, up to a maximum of 12 alpacas.

As of March 30, 2023, 193,684 beneficiaries throughout the country received subsidies, with a total disbursement of approximately S/263.0 million representing 95.3% of the total amount allocated for the drought bonds. There was still a payment to 11,524 beneficiaries for an amount of approximately S/13.0 million. For this reason, on April 2, 2023, the Minister of Agrarian Development and Irrigation announced a one-time extension of the payment period for the drought bond to April 25, 2023 in all agencies of Banco de la Nación.

Balance of Payments and Foreign Trade

Balance of Payments

The balance of payments accounts is used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

•	net exports of goods and services;

•	net financial and investment income;

•	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Current account:
Trade balance:
Exports (FOB)(1)	47,980	42,826	63,114	66,167	67,518
Imports (FOB)(1)	(41,101)	(34,724)	(47,999)	(56,001)	49,840
Trade balance	6,879	8,102	15,115	10,166	17,678
Services, net	(3,896)	(4,880)	(7,563)	(8,478)	(7,341)
of which:
Net income from tourism(2)	973	43	(462)	(208)	(540)
Net income from transportation(3)	(1,524)	(1,775)	(3,724)	(4,724)	(2,582)
Financial and investment income, net(4)	(9,798)	(6,511)	(18,023)	(17,205)	(14,902)
Current transfers, net	5,391	5,179	5,797	5,773	6,785
of which:
Workers’ remittances	3,326	2,904	3,608	3,708	4,446
Current account balance	(1,424)	1,890	(4,674)	(9,743)	2,219
Capital account:
Foreign direct investment	4,775	663	7,142	11,201	3,918
Portfolio investment	(511)	(209)	(154)	(110)	(24)
Other medium and long-term capital(5)	2,646	6,553	24,961	2,035	(5,431)
of which:
Disbursements to the public sector	1,863	9,977	13,961	2,438	2,006
Other capital, including short-term capital	467	(621)	(16,558)	(4,318)	227
Capital account balance	7,377	6,386	15,392	8,809	(1,309)
Errors and omissions(6)	956	(2,974)	(6,307)	(4,155)	(3,671)
Balance of payments	6,909	5,301	4,410	(5,089)	(2,760)
Financing:
Change in gross Central Bank reserves(7)	(6,909)	(5,301)	(4,410)	5,089	2,760
Exceptional financing, net	—	—	—	—	—
Total financing	(6,909)	(5,301)	(4,410)	5,089	2,760

	For the year ended December 31,
	2019	2020	2021	2022	2023
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(0.6)	0.9	(2.1)	(4.0)	0.8

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.

(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.

(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.

(4)	Includes interest payments.

(5)	Includes debt amortization payments.

(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.

(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.

Source: Central Bank.

Current Account

One of the most important aspects of the current account is the trade balance. The four primary factors that impact the trade balance are the following:

•	The relative rate of economic growth of a country compared to that of its trading partners. Generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports.

•	The relative level of domestic prices against foreign prices, as reflected by the real exchange rate. Generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s exports to decrease and for its level of imports to increase.

•	Changes in production costs, technology, and worker skills. More efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there is a tendency for the country’s exports to increase.

•	Changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

In 2019, the current account registered a deficit of U.S.$1.4 billion, or 0.6% of GDP compared to a deficit of 1.2% in 2018. This lower deficit in 2019 was due to reduced profits of companies with foreign direct investment, in line with lower economic activity, below the average 2.9% growth in the trade balance over the past ten years.

In 2020, the current account registered a surplus of U.S.$1.9 billion, or 0.9% of GDP compared to a deficit of 0.6% in 2019. This current account surplus was caused by the combination of a decrease of foreign dividend payments from multinationals in the country, the decreased demand for imports, and an improvement of the trade conditions due to commodities prices and exchange rates.

In 2021, the current account registered a deficit of U.S.$4.7 billion, or 2.1% of GDP compared to a surplus of 0.9% in 2020. Although global economic activity evolved favorably with respect to the previous year, there was a persistence of supply shocks related to international trade and labor, in addition to the increase in energy and food prices. As a result, the current account of the balance of payments moved from a surplus of 1.1% of GDP in 2020 to a deficit of 2.2% of GDP in 2021. The increase in the deficit was due to the rise in imports, higher profits of companies with foreign direct investment in the country and the expansion of the deficit in the services account.

These factors were partially offset by the increase in exportation, which reached 28.0% in terms of GDP, above the 2012-2021 average of 21.4%.

In 2022, the current account registered a deficit of U.S.$9.7 billion, or 4.0% of GDP compared to a deficit of 2.1% in 2021. The deficit was mainly due to higher rate of rise in imports over exports and, to a lesser extent, to a higher deficit in the services account. These factors were partially offset by a reduction in the deficit of the primary income account, mainly related to the private sector.

In 2023, the current account registered a surplus of U.S.$2.2 billion, or 0.8% of GDP compared to a deficit of 4.0% in 2022. This result was mainly due to an increase in the trade surplus as a result of the recovery in the terms of trade and the contraction in imported volumes, and to a lesser extent to lower profits of foreign direct investment companies and higher interest income.

Services Trade

Peru’s services trade consists primarily of tourism, telecommunications, freight services and financial services. Of these, the most important is tourism. Tourism is also the most important individual source of foreign currency earnings. The commerce, restaurant, hotel, construction, and real estate services sub-sectors depend significantly on tourism.

The services deficit reached U.S.$7,341 million, equivalent to 2.7% of GDP. These services deficit was U.S.$1,137 million lower than in 2022, mainly due to lower expenditures for maritime transport freight, although higher expenditures for trips were recorded due to the increase in the departures of residents abroad.

From 2019 to 2023, net income from all activities related to tourism decreased from U.S.$1.1 billion to a negative balance of U.S.$0.4 billion, primarily due to a decrease in the income from tourism.

Tourism Statistics

	For the year ended December 31,
	2019	2020	2021	2022	2023
International non-resident arrivals(1)	4,372	897	444	2,009	2,525
Average length of stay (number of nights)(2)	10	N/A	N/A	N/A	N/A
Hotel activity:
Number of rooms available	311,007	234,457	294,049	308,864	316,285
Occupancy rate by total number of rooms available (in %)	28.3	19.6	21.7	23.3	21.4
Aggregate value of hotels and restaurants (as a % of GDP)	4.6	2.6	3.0	3.6	N/A
Income from tourism (in millions of U.S.$)(3)	4,703	1,002	1,042	2,938	3,606
Expenses from tourism (in millions of U.S.$)(3)	3,627	938	1,521	2,953	3,965
Balance (income less expenses, in millions of U.S.$)	1,076	64	(479)	(15)	(359)

(1)       Include foreign non-resident and Peruvian non-resident.

(2)       Calculated from the survey of arriving foreign non-residents. PROMPERU.

(3)       Data from Central Bank of Peru, it includes trips and transportation of passengers.

Sources: Central Bank, Superintendencia Nacional de Migraciones, INEI and MINCETUR.

Trade Balance

In 2023, the trade balance was U.S.$17,678 million. Exports in 2023 total U.S.$67,518 million, 2.0% higher than in the previous year. Exports increased as a result of higher volumes of mining products (copper and zinc) and hydrocarbons, in a situation of higher production and decreased inventories that accumulated at the end of 2022 due to the blockade of roads in the Southern Mining Corridor. In turn, in 2023 imports totaled U.S. $49,840 million, U.S.$6,161 million or 11.0% less than in 2022. The decrease was mainly due to lower imports of inputs, reflecting the reduction in international prices of fuels and industrial inputs, the evolution of domestic demand and the decrease in inventories (after the normalization in the global supply chain).

In 2023, the terms of trade registered an increase of 4.8% as a result of a decrease in average import prices (-6.9%) compared to export prices (-2.4%). Oil and industrial inputs explain the lower import prices; copper, zinc and hydrocarbons explain the behavior of average export prices.

The two primary commercial partners of Peru continue to be China and the United States. From 2019 to 2023, exports to the United States and China averaged 12.9% and 31.7% of total exports, respectively, while imports from these countries averaged 20.8% and 29.6%, respectively. Transactions with these countries accounted for 48.1% of total trade in 2023.

The CPTPP was executed in Santiago, Chile on March 8, 2018 and is comprised of eleven Asia Pacific economies: Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Singapore, Vietnam and Peru. Together, they account for 15% of international trade, 13% of the world’s GDP and a market of 500 million consumers. The CPTPP entered into force in Peru on September 19, 2021.

On February 12, 2019, the Minister of Trade and Tourism, Eduardo Ferreyros, and the Australian Minister for Trade, Tourism, and Investment, Steven Ciobo, signed a new trade deal in Canberra, Australia. The Free Trade Agreement with Australia, which was effective as of February 11, 2020, is one of the most ambitious bilateral trade agreements Peru has ratified. This agreement includes a particular commitment relating to small- and medium-enterprises, as well as on development, competitiveness and reducing bureaucracy to facilitate business formation.

Peru classifies its non-free trade zone exports as traditional and non-traditional exports. Traditional exports consist of goods that historically have constituted a greater share of Peru’s exports and include mostly raw materials. Non-traditional exports include goods that historically have not been exported in significant quantities and traditional export goods that have been transformed through manufacturing or other processing.

In 2023, traditional exports total U.S.$48.9 billion, 2.3% higher than in 2022 (U.S.$47.8 billion), mainly due to the mining sector. An increase in volumes (7.4%) is observed, recovering pre-pandemic levels towards the last half of the year. For their part, prices decreased by 4.8%, explained by lower prices of hydrocarbons, zinc and copper.

Exports of non-traditional products reached U.S.$18.4 billion, 1.8% higher than in 2022, as a result of higher prices (3.7%) despite report lower export volumes (-2.0%). In this sense, the fall in the volume of the textile (-15.2%), chemical (-5.7%), iron and steel (-3.6%) and agricultural (-1.5%) sectors stands out. The main destination markets for non-traditional products were the United States, with U.S.$5.7 billion and the Netherlands, with U.S.$1.5 billion.

In 2023 and 2022, Peru’s exports consisted primarily of exports of:

•	traditional mineral exports, such as gold, silver, copper, zinc and lead, among others, valued at U.S.$42.8 billion during 2023, representing 63.4% of total exports while in 2022, was valued at U.S.$38.1 billion, representing 57.6% of total exports;

•	petroleum and derivative products and gas valued at U.S.$4.0 billion during 2023, representing 5.9% of total exports while in 2022, was valued at U.S.$5.9 billion, representing 8.9% of total exports;

•	traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$1.1 billion during 2023, representing 1.7% of total exports, and valued at U.S.$2.4 billion in 2022, representing 3.6% of total exports;

•	non-traditional agriculture and livestock exports valued at U.S.$9.2 billion during 2023, representing 13.6% of total exports while in 2022 was valued at U.S.$8.4 billion, representing 12.6% of total exports; and

•	non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$1.6 billion during 2023, representing 2.4% of total exports, and valued at U.S.$1.9 billion in 2022, representing 2.8% of total exports during the year.

The following tables provide further information on exports for the periods presented.

Exports
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Traditional:
Fishing	1,929	1,542	2,335	2,386	1,142
Agricultural	774	731	857	1,354	970
Mineral	28,336	26,128	39,901	38,106	42,790
Petroleum and natural gas	2,975	1,584	3,711	5,905	3,951
Total traditional	34,014	29,985	46,804	47,750	48,853
Non-traditional:
Agriculture and livestock	6,299	6,735	7,868	8,368	9,180
Fishing	1,614	1,316	1,516	1,639	1,779
Textiles	1,355	1,007	1,565	1,873	1,601
Timbers and papers, and manufactures	322	239	280	313	288
Chemical	1,607	1,495	1,905	2,348	1,996
Non-metallic minerals	607	446	675	1,093	1,194
Basic metal industries and jewelry	1,310	927	1,613	1,723	1,552
Fabricated metal products and machinery	567	461	555	649	712
Other products(1)	131	93	141	157	145
Total non-traditional	13,812	12,719	16,117	18,162	18,448
Other products(2)	154	121	193	254	217
Total exports	47,980	42,826	63,114	66,167	67,518

(1)       Includes leather and handcrafts.

(2)       Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports
(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Traditional:
Fishing	4.0	3.6	3.7	3.6	1.7
Agricultural	1.6	1.7	1.4	2.0	1.4
Mineral	59.1	61.0	63.2	57.6	63.4
Petroleum and derivatives	6.2	3.7	5.9	8.9	5.9
Total traditional	70.9	70.0	74.2	72.2	72.4
Non-traditional:
Agriculture and livestock	13.1	15.7	12.5	12.6	13.6
Fishing	3.4	3.1	2.4	2.5	2.6
Textiles	2.8	2.4	2.5	2.8	2.4

	For the year ended December 31,
	2019	2020	2021	2022	2023
Timbers and papers, and manufactures	0.7	0.6	0.4	0.5	0.4
Chemical	3.3	3.5	3.0	3.5	3.0
Non-metallic minerals	1.3	1.0	1.1	1.7	1.8
Basic metal industries and jewelry	2.7	2.2	2.6	2.6	2.3
Fabricated metal products and machinery	1.2	1.1	0.9	1.0	1.1
Other products(1)	0.3	0.2	0.2	0.2	0.2
Total non-traditional	28.8	29.7	25.5	27.4	27.3
Other products(2)	0.3	0.3	0.3	0.4	0.3
Total exports	100.0	100.0	100.0	100.0	100.0

(1)       Includes leather and handcrafts.

(2)       Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Imports amounted to U.S.$49.8 billion, U.S.$6.2 billion lower than in 2022, mainly due to lower imports of inputs (-19.8%), in line with the fall in the dynamism of domestic demand, the reduction of inventories and the reduction in international prices associated with these products.

In 2023 and 2022, Peru’s imports consisted primarily of imports of:

•	intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$24.8 billion in 2023, representing 49.8% of total imports for such period, and valued at U.S.$30.9 billion in 2022, representing 55.3% of total imports for such period;

•	capital goods, such as transportation and building equipment, valued at U.S.$13.7 billion in 2023, representing 27.5% of total imports for such period, and valued at U.S.$14.0 billion in 2022, representing 25.0% of total imports for such period; the decrease of 2.2% was due to lower purchases of construction materials (a decrease of U.S.$299 million) and machinery and equipment (a decrease of U.S.$91 million). In terms of imported volumes, capital goods decreased by 4.4%, while prices increased by 2.3%; and

•	consumer goods valued at U.S.$11.2 billion in 2023, representing 22.4% of total imports for such period, and valued at U.S.$11.0 billion in 2022, representing 19.6% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Consumer goods:
Durable goods	4,166	3,286	4,324	4,412	4,695
Non-durable goods	5,421	5,436	5,877	6,561	6,482
Total consumer goods	9,588	8,722	10,201	10,974	11,177
Intermediate goods:
Petroleum products, lubricants	5,652	2,981	6,075	10,490	8,630
Raw materials for agriculture	1,449	1,528	1,901	2,323	1,888
Raw materials for manufacturing	12,009	10,941	15,825	18,141	14,303
Total intermediate goods	19,110	15,450	23,801	30,954	24,821
Capital goods:
Construction materials	1,304	1,081	1,537	1,455	1,156
For agriculture	152	153	186	186	161

	For the year ended December 31,
	2019	2020	2021	2022	2023
For manufacturing	7,813	7,102	8,862	8,883	8,792
Transportation equipment	3,036	2,104	3,301	3,469	3,577
Total capital goods	12,305	10,439	13,886	13,993	13,686
Other(1)	98	113	111	80	156
Total imports	41,101	34,724	47,990	56,001	49,840
Memorandum items:
Temporal admission imports(2)	410	412	487	351	277
Imports into free trade zone(3)	220	166	199	174	176

__________________

(1)	Includes the donation of goods, the purchase of fuels and Peruvian food products and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.

(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.

(3)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports
(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Consumer goods:
Durable goods	10.1	9.5	9.0	7.9	9.4
Non-durable goods	13.2	15.7	12.2	11.7	13.0
Total consumer goods	23.3	25.1	21.2	19.6	22.4
Intermediate goods:
Petroleum products, lubricants	13.8	8.6	12.7	18.7	17.3
Raw materials for agriculture	3.5	4.4	4.0	4.2	3.8
Raw materials for manufacturing	29.2	31.5	33.0	32.4	28.7
Total intermediate goods	46.5	44.5	49.6	55.3	49.8
Capital goods:
Construction materials	3.2	3.1	3.2	2.6	2.3
For agriculture	0.4	0.4	0.4	0.3	0.3
For manufacturing	19.0	20.5	18.5	15.9	17.6
Transportation equipment	7.4	6.1	6.9	6.2	7.2
Total capital goods	29.9	30.1	28.9	25.0	27.5
Other(1)	0.2	0.3	0.3	0.1	0.3
Total import	100.0	100.0	100.0	100.0	100.0
Memorandum items:
Temporal admission imports(2)	1.0	1.2	1.0	0.6	0.6
Imports into free trade zone(3)	0.5	0.5	0.4	0.3	0.4

__________________

(1)	Includes the donation of goods, the purchase of fuels and Peruvian food products and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.

(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.

(3)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones but only the Tacna zone is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

In 2023, the capital account balance recorded a net outflow of U.S.$1.3 billion, or 0.5% of GDP, as compared to a net inflow of U.S.$8.8 billion in 2022. This change in the dynamics of external financing flows was the result of (i) the resumption of net foreign asset purchases by the AFPs, given the lower withdrawals of pension funds and (ii) the decrease in the rate of accumulation of direct investment liabilities due to the internal situation of low business confidence. This evolution was attenuated by greater short-term financing to the financial sector.

Public sector external financing in 2023 registered a net capital outflow (an increase in net creditor position) of U.S.$716 million, which was U.S.$487 million lower than net external financing in 2022. This result is attributable to purchases of sovereign bonds by non-residents for U.S.$16 million, compared to sales of U.S.$1.9 billion in 2022. To a lesser extent, the largest disbursements of loans contributed mainly to the general government. The dynamics of external public debt were associated with higher financing requirements, in response to the increase in the fiscal deficit, and a change in the composition of financing sources, which favored the use of global and sovereign bonds.

Geographic Distribution of Exports
(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
United States	12.3	14.6	11.3	13.0	13.6
Canada	5.1	5.8	4.4	4.1	4.4
Mexico	1.0	1.0	0.9	1.2	1.3
Total North America	18.4	21.4	16.6	18.3	19.2
Brazil	3.0	1.9	1.8	2.5	2.5
Colombia	1.7	1.6	1.4	1.6	1.2
Chile	2.7	2.6	2.8	3.0	3.0
Venezuela	0.1	0.1	0.1	0.2	0.2
Other	8.9	7.3	8.4	9.3	8.3
Total Latin America and the Caribbean	16.4	13.5	14.5	16.6	15.2
United Kingdom	1.0	1.0	2.1	3.1	1.9
Switzerland	4.7	3.2	3.1	3.0	2.5
Germany	2.2	2.1	2.1	1.7	1.4
Spain	2.5	2.6	2.5	2.5	2.9
Other	8.1	8.1	7.5	6.4	6.3
Total Europe	18.3	17.0	17.3	16.7	15.1
Japan	4.1	4.7	4.6	4.8	3.2
China	28.3	29.3	33.4	31.7	35.5
Other	13.1	12.6	12.2	10.7	10.6
Total Asia	45.6	46.6	50.3	47.2	49.3
Africa and others	1.3	1.5	1.3	1.1	1.2
Total exports	100.00	100.00	100.00	100.00	100.00

Source: Central Bank.

Geographic Distribution of Imports
(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
United States	20.6	18.5	19.1	24.9	21.1
Canada	1.5	2.1	1.9	1.9	2.3

	For the year ended December 31,
	2019	2020	2021	2022	2023
Mexico	4.4	4.3	3.8	3.4	3.4
Total North America	26.6	24.9	24.8	30.2	26.8
Brazil	5.6	5.4	6.6	6.9	7.1
Colombia	3.2	2.8	2.4	2.1	2.4
Chile	3.7	3.6	2.9	2.7	2.5
Venezuela	—	—	—	—	—
Other	9.8	8.4	8.8	9.7	10.7
Total Latin America and the Caribbean	22.2	20.2	20.7	21.4	22.7
United Kingdom	0.6	0.5	0.6	0.6	0.6
Switzerland	0.4	0.4	0.3	0.3	0.3
Germany	2.7	2.8	3.0	2.5	2.5
Spain	2.1	1.8	1.6	1.4	1.5
Other	6.8	6.9	6.7	5.3	5.8
Total Europe	12.5	12.4	12.2	10.0	10.7
Japan	2.5	2.0	2.1	1.8	2.1
China	24.3	28.4	29.2	25.1	25.9
Other	10.2	10.5	9.5	10.1	9.9
Total Asia	37.0	40.9	40.9	37.0	37.9
Africa and others	1.7	1.6	1.5	1.4	2.0
Total imports	100.0	100.0	100.0	100.0	100.0

_________________
Source: Central Bank.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the government. For a description of these measures, see “The Economy—Public Administration—Privatization and the Role of the State in the Economy.”

Peru attracted more than U.S.$27.7 billion in foreign direct investment between 2019 and 2023. In 2019, foreign direct investment decreased 18.9% to U.S.$4.8 billion as compared to 2018 due to reinvestment primarily concentrated in the mining and non-financial service sectors. In 2020, foreign direct investment decreased 84.6% to U.S.$0.7 billion as compared to 2019 due to the general pandemic restrictions and global economic impact. The decrease in dividends to parent companies was an impulse to domestic reinvestment and a decrease of parent loans. Such funds were invested in mining (U.S.$1.3 billion), manufacturing (U.S.$146 million) and energy (U.S.$270 million). In 2021, foreign investment increased to U.S.$7.1 billion. Such funds were invested in mining (U.S.$3.7 billion), non-financial services (U.S.$2.0 billion), hydrocarbons (U.S.$1.0 billion) and energy (U.S.$458 million). In 2022, foreign investment increased to U.S.$11.2 billion, due to the reinvestment of earnings (due to lower dividend distributions as a result of lower annual earnings) and capital contributions (mainly those of Newmont Corporation to increase its equity interest in Minera Yanacocha). In 2023, foreign investment decreased to U.S.$3.9 billion. The decrease is explained by lower reinvestment, in line with the fall in profits due to macroeconomic factors, as well as by the increase in dividend payments and the repayment of loans with affiliated foreign companies. In addition, there were net withdrawals of capital by non-resident investors, mainly by companies in the mining sector.

For a description of these transactions see “Privatizations and Concessions” above.

Portfolio Investment

Flows of portfolio capital into and out of Peru fluctuated between 2019 and 2023 were as follows:

•	In 2019, Peru experienced portfolio capital outflows of U.S.$511.0 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange and the placement of American Depositary Receipts), primarily as a result of sales by non-resident investors of securities issued by local companies.

•	In 2020, Peru experienced portfolio capital outflows of U.S.$209.0 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange and the placement of American Depositary Receipts), primarily as a result of sales by non-resident investors of securities issued by local companies.

•	In 2021, Peru experienced portfolio capital outflows of U.S.$154 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange), primarily as a result of sales by non-resident investors of securities issued by local companies.

•	In 2022, Peru experienced portfolio capital outflows of U.S.$110 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange). The total portfolio capital outflows is composed mainly by redemptions and lower holdings by non-resident investors of securities issued by local companies. Additionally, there was a reduction in portfolio investment in the country of U.S.$760 million, as a result of lower bond issuances in the foreign market, given the increases in international interest rates and the slowdown in domestic demand (particularly regarding investment). The total portfolio amount includes mainly redemptions and lower non-resident holdings of bonds issued by both local financial and non-financial companies.

•	In 2023, Peru experienced portfolio capital outflows of U.S.$24 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange). Additionally, there was a reduction in portfolio investment in the country of U.S.$160 million as a result of higher amortizations in the financial and non-financial sectors. Within the non-financial sectors, some issuances in the foreign market stand out, which were mainly intended to amortize debt close to maturity, thereby reducing non-resident holdings of bonds issued by local companies. In addition, lower liabilities were recorded for non-resident capital participations.

The following table provides information, by sector, on the stock of foreign direct investments registered with Proinversión as of the dates indicated, which does not include loans or reinvestments. The stock of foreign direct investment refers to the level of foreign funds directly invested in the Peruvian economy as of the dates indicated and does not reflect investment flows.

Registered Stock of Foreign Direct Investment by Sector*
(in millions of U.S. dollars at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023	(1)
Agriculture	82.3	82.3	82.3	82.3	82.3
Commerce	811.3	811.3	811.6	811.6	811.6
Construction	399.8	399.8	399.8	399.8	399.8
Energy	3,496.4	3,496.4	3,501.4	3,501.4	3,501.4
Finance	6,059.1	6,117.5	6,582.5	6,590.5	6,623.8
Fishing	163.0	163.0	163.0	163.0	163.0
Forestry	1.2	1.2	1.2	1.2	1.2
Housing	101.1	120.2	120.2	120.2	120.2
Industry	3,322.1	3,442.1	3,442.1	3,442.1	3,442.1
Mining	6,902.2	6,911.1	6,916.8	6,916.8	6,916.8
Petroleum	679.7	679.7	679.7	679.7	679.7
Services	1,116.1	1,367.5	1,403.6	1,299.9	1,299.9
Telecommunication	5,514.5	5,522.1	5,521.4	5,521.4	5,521.4
Tourism	522.6	522.6	522.6	522.6	522.6

Transportation	85.9	85.9	85.9	85.9	85.9
Total	29,257.5	29,722.8	30,234.2	30,138.5	30,171.7

___________________

*	Includes equity investments by foreign investors in domestic companies.

(1)	Updated as of December 31, 2023.

Source: Proinversión.

The following table provides information on the stock of foreign direct investment by country of origin in U.S. dollars, and as a percentage of total foreign direct investment, as registered with Proinversión, as of the dates presented.

Registered Stock of Foreign Direct Investment by Country of Origin*
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023	(1)
Argentina	37.9	37.9	37.9	37.9	37.9
Australia	7.3	7.3	7.3	7.3	7.3
Austria	52.6	52.6	52.6	52.6	52.6
Bahamas	185.1	185.1	185.1	185.1	185.1
Belgium	181.1	181.1	181.1	181.1	181.1
Bermuda	293.1	293.1	293.1	293.1	293.1
Bolivia	3.1	3.1	3.1	3.1	3.1
Brazil	1,199.5	1,199.5	1,199.5	1,199.5	1,199.5
Canada	1,123.0	1,123.0	1,123.0	1,123.0	1,123.0
Cayman Islands	113.3	113.3	113.3	113.3	113.3
Chile	3,598.7	3,620.0	3,623.3	3,623.4	3,623.4
China	308.7	666.1	1,131.1	1,139.0	1,139.0
Colombia	1,380.0	1,394.6	1,394.6	1,394.6	1,394.6
Denmark	9.7	9.7	9.7	9.7	9.7
Ecuador	164.6	164.6	164.6	164.6	164.6
France	226.4	226.4	226.4	226.4	226.4
Germany	219.2	219.2	219.2	219.2	219.2
Italy	170.3	170.3	170.3	170.3	170.3
Japan	238.4	238.4	238.4	238.4	238.4
Korea	49.1	49.1	49.1	49.1	49.1
Liechtenstein	19.0	19.0	19.0	19.0	19.0
Luxembourg	556.7	556.7	556.7	556.7	556.7
Malta	4.8	4.8	4.8	4.8	4.8
Mexico	598.6	602.2	603.5	603.5	603.5
Netherlands	1,489.0	1,376.4	1,376.4	1,272.8	1,272.8
New Zealand	6.8	6.8	6.8	6.8	6.8
Norway	17.7	137.7	137.7	137.7	137.7
Panama	885.1	885.1	885.1	885.1	885.1
Portugal	39.1	39.1	39.1	39.1	39.1
Singapore	365.5	365.5	365.5	365.5	365.5
Spain	5,190.9	5,205.0	5,227.6	5,227.6	5,227.6
Sweden	51.1	51.1	51.1	51.1	51.1
Switzerland	538.4	574.7	574.7	574.7	603.7
United Arab Emirates	6.7	6.7	6.7	6.7	6.7
United Kingdom	6,329.9	6,335.2	6,339.6	6,339.6	6,339.6
United States	3,227.1	3,232.4	3,232.4	3,232.4	3,236.6
Uruguay	156.5	156.5	156.5	156.5	156.5
Venezuela	3.2	3.2	3.2	3.2	3.2
Virgin Islands	200.3	200.3	215.1	215.1	215.1

	For the year ended December 31,
	2019	2020	2021	2022	2023	(1)
Others	10.2	10.2	10.2	10.2	10.2
Total	29,257.5	29,722.8	30,234.2	30,138.5	30,171.7

*	Includes equity investments by foreign investors in domestic companies.

(1)	Updated as of December 31, 2023.

Source: Proinversión.

Registered Stock of Foreign Direct Investment by Country of Origin*
(as a percentage of total direct investment, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023	(1)
Argentina	0.13	0.13	0.13	0.13	0.13
Australia	0.03	0.02	0.02	0.02	0.02
Austria	0.18	0.18	0.17	0.17	0.17
Bahamas	0.63	0.62	0.61	0.61	0.61
Belgium	0.62	0.61	0.60	0.60	0.60
Bermuda	1.00	0.99	0.97	0.97	0.97
Bolivia	0.01	0.01	0.01	0.01	0.01
Brazil	4.10	4.04	3.97	3.98	3.98
Canada	3.84	3.78	3.71	3.73	3.72
Cayman Islands	0.39	0.38	0.37	0.38	0.38
Chile	12.30	12.18	11.98	12.02	12.01
China	1.06	2.24	3.74	3.78	3.78
Colombia	4.72	4.69	4.61	4.63	4.62
Denmark	0.03	0.03	0.03	0.03	0.03
Ecuador	0.56	0.55	0.54	0.55	0.55
France	0.77	0.76	0.75	0.75	0.75
Germany	0.75	0.74	0.72	0.73	0.73
Italy	0.58	0.57	0.56	0.56	0.56
Japan	0.81	0.80	0.79	0.79	0.79
Korea	0.17	0.17	0.16	0.16	0.16
Liechtenstein	0.07	0.06	0.06	0.06	0.06
Luxembourg	1.90	1.87	1.84	1.85	1.84
Malta	0.02	0.02	0.02	0.02	0.02
Mexico	2.05	2.03	2.00	2.00	2.00
Netherlands	5.09	4.63	4.55	4.22	4.22
New Zealand	0.02	0.02	0.02	0.02	0.02
Norway	0.06	0.46	0.46	0.46	0.46
Panama	3.03	2.98	2.93	2.94	2.93
Portugal	0.13	0.13	0.13	0.13	0.13
Singapore	1.25	1.23	1.21	1.21	1.21
Spain	17.74	17.51	17.29	17.35	17.33
Sweden	0.17	0.17	0.17	0.17	0.17
Switzerland	1.84	1.93	1.90	1.91	2.00
United Arab Emirates	0.02	0.02	0.02	0.02	0.02
United Kingdom	21.64	21.31	20.97	21.03	21.01
United States	11.03	10.88	10.69	10.73	10.73
Uruguay	0.53	0.53	0.52	0.52	0.52
Venezuela	0.01	0.01	0.01	0.01	0.01
Virgin Islands	0.68	0.67	0.71	0.71	0.71
Others	0.03	0.03	0.03	0.03	0.03
Total	100.0	100.0	100.0	100.0	100.0

* Includes equity investments by foreign investors in domestic companies.

(1)	Updated as of December 31, 2023.

Source: Proinversión.

The principal sources of direct investment in Peru by country of origin in 2023 were the United Kingdom, Spain, Chile and the United States. Together they represented 61.1% of total foreign direct investment in 2023.

The Monetary System

Central Bank

Established in 1922, the Central Bank serves as Peru’s monetary authority. The Central Bank exists and operates under Chapter V of the 1993 Constitution and the Central Bank’s Charter, enacted that same year. The 1993 Constitution and the Central Bank’s Charter establish that the goal of the Central Bank is to maintain price stability. Congress vested the Central Bank with the authority to regulate Peru’s monetary base, manage Peru’s international reserves and gather and publish data on Peru’s finances. The Central Bank is also the sole issuer of sol.

The Central Bank is headed by a board of directors composed of seven members who each serve five-year terms that are coterminous with the Peruvian President’s term. Congress appoints three of the Central Bank’s directors, and the executive branch appoints four, including the president of the Central Bank’s board. Appointment of the president of the Central Bank’s board is subject to ratification by Congress. The Central Bank’s Charter requires directors of the Central Bank to have extensive experience in and knowledge of economics and finance. The responsibility of the Central Bank’s board is to formulate a monetary program consistent with the Central Bank’s mandate to maintain price stability.

The Central Bank’s daily operations are under the supervision of its General Manager and the Money and Foreign Exchange Committee. This committee meets daily to make decisions regarding monetary operations, such as the amount of U.S. dollars to be purchased in the foreign exchange market, whether to auction Central Bank certificates of deposit and the interest rate that the Central Bank will charge on short-term credits, which is generally known as the discount rate.

Reform of the Central Bank and of Peru’s monetary policy has been a centerpiece of the economic program Peru began in the early 1990s. These reforms were based on the following two key elements that were promulgated under the 1993 Constitution and the Central Bank’s Charter:

•	the Central Bank’s principal purpose is to maintain price stability by preserving the value of the currency; and

•	the Central Bank has full autonomy.

These reforms were implemented to address the high rates of inflation that Peru, along with other South American countries, experienced during the 1980s and early 1990s. The premise underlying these reforms was that the Central Bank could contribute most effectively to economic prosperity by focusing its activities on achieving price stability. Prior to these reforms, the Central Bank operated under a much broader mandate that made it directly responsible for fueling growth and for establishing credit and exchange rate conditions. Pursuit of these broader and occasionally incompatible objectives resulted in erratic policy choices that exacerbated adverse economic conditions and contributed to the hyperinflation experienced in the late 1980s and early 1990s.

The Central Bank was granted autonomy based on the belief that, to operate effectively, the Central Bank must be immune from political pressures. In the past, the Central Bank had often been required to pursue ill-advised policies, such as printing currency to finance public spending, as a result of government intervention. Since the reforms were implemented, technical rather than political management of Peru’s monetary policy has built confidence in the government’s ability to formulate and implement a sound and stable monetary policy.

The 1993 Constitution and the Central Bank’s Charter guarantee the autonomy of the Central Bank by prohibiting it from:

•	providing financing to the public sector, except indirectly through limited purchases of treasury bonds;

•	issuing guarantee certificates, surety bonds or any other kind of guarantees, using any other form of indirect financing, or providing insurance of any kind; imposing sector or regional ratios on the composition of the loan portfolios of financial institutions; and

•	establishing multiple currency exchange regimes.

The reform of the Central Bank’s role has been instrumental in the sharp decline in inflation experienced during the 1990s. Between 1994 and 2000, the Central Bank met or slightly exceeded its annual inflation targets. Since 2001, the Central Bank has maintained a restrictive monetary policy that produced a marked deceleration in the growth rate in the CPI, which was 1.9% in 2019, 2.0% in 2020, 6.4% in 2021, 8.5% in 2022 and 3.2% in 2023. This relatively stable rate of inflation has fostered confidence in the stability of the Peruvian currency.

Monetary Policy

The Central Bank’s primary goal is to maintain a stable monetary environment. To conduct monetary policy, the Central Bank establishes a target inflation rate and announces this target rate in order to shape market expectations. The inflation rate in 2023 was 3.2%, above the target range of 1% to 3%, but at its lowest level since May 2021.

Inflation slowed throughout 2023 as a result of lower commodity prices, which were due to general decline in the price of imported food. The price of energy lowered with the fall of international petroleum prices. Food prices rose during the first half of the year due to the effects of El Niño, the drought from the end of 2022 and the bird flu, although the increases were eliminated during the second half of the year.

Decisions on monetary policy are translated into changes in an operational target chosen by the Central Bank. Since 2001, the Central Bank has gradually changed its monetary policy from a monetary base growth control scheme to an interbank interest rate control scheme. As a result, the volatility of the interbank interest rate has diminished continuously. The reduction in the volatility of the interbank interest rate has significantly reinforced the influence of this rate over the other banks’ interest rates. Even during 2001 and 2002, while monetary policy targeted the amount of demand deposits held by commercial banks at the Central Bank, it announced the reference interbank interest rate range. The upper limit of the reference interbank interest rate range is the interest rate for direct repos and the rediscount rate while the lower limit corresponds to the interest rate for overnight deposits by commercial banks at the Central Bank.

Under the Central Bank’s Charter, interest rates float freely in the Peruvian economy and are determined by market conditions. Only in exceptional circumstances may the Central Bank establish minimum and maximum interest rates. Since January 2003, the Central Bank has released its monetary policy decisions regarding the Central Bank’s interest rates for discount window operations and deposit facilities with commercial banks. These interest rates are intended to establish a reference rate for the interbank market.

Between April 2020 and July 2021, the Central Bank kept the benchmark interest rate at 0.25%, the lowest level since the implementation of target inflation rates, together with a portfolio of monetary policy instruments to increase the monetary stimulus, in order to avoid the breakdown of the payments and credit chain, given the magnitude of the COVID-19 pandemic.

The supply shocks that raised inflation in 2021 also led to an increase in inflation expectations. In this context, to avoid a persistent de-anchoring of inflation expectations with respect to the target range, the Central Bank’s board of directors approved to start, in August 2021, the withdrawal of the monetary stimulus with an increase in the reference rate of 25 basis points. Subsequently, during the monetary policy sessions held between September and December 2021, the Central Bank’s board of directors approved a raise to the reference interest rate of the monetary policy by 50 basis points each time, totaling five increases. Thus, the reference interest rate increased from 0.25% in July to 2.50% in December.

These decisions implied maintaining an expansive stance of the monetary policy, given that the real reference interest rate remained at negative levels (-1.21% in December 2021), after having reached a historical low of -2.53% in August. It is worth mentioning that the Central Bank’s board of directors decision on the benchmark interest rate was made in a context in which several central banks in the region raised their policy rates since March 2021.

During 2021, the monetary policy of the Central Bank showed a stance in favor of the withdrawal of monetary stimulus since July, one month before the August interest rate increase. Likewise, the indicator shows that the monetary policy statement took a more favorable stance to the withdrawal of monetary stimulus in the following months.

In 2021, the sol depreciated 10.3% in nominal terms against the U.S. dollar from S/3.62 to S/3.99 per U.S. dollar, which was associated with the increase in political uncertainty that affected economic agents’ expectations, added to the effects of global factors. Emerging currencies were affected by the increase in inflation expectations at a global level; expectations of an anticipated normalization of the Federal Reserve’s monetary policy; and concerns regarding the advance of new variants of COVID-19. The Peruvian exchange rate reached a new historical maximum on October 6 (S/4.138) since 2002, attributed to the higher local political risk. In terms of volatility, the sol recorded, since April 2021, one of the highest levels since the international financial crisis of 2008, which was mainly motivated by the uncertainty related to the electoral period.

In 2022, the sol appreciated 4.6% in nominal terms against the U.S. dollar from S/3.99 to S/3.81 per U.S. dollar, in an environment of greater risk aversion in international financial markets, greater political noise at the domestic level and the strengthening of the U.S. dollar globally (8.2%). The sentiment of greater risk aversion towards emerging assets was influenced by: (i) the changes in the expectation regarding the adjustments in the Federal Reserve's policy rate; (ii) the escalation of the conflict between Russia and Ukraine, as well as tensions over energy supplies between Europe and Russia; (iii) global inflation concerns; (iv) fears of recession in the U.S. economy; and (v) the risk due to fears regarding the confinements in China and its impact on global growth.

In 2023, the sol appreciated 2.6% in nominal terms against the U.S. dollar from S/3.81 to S/3.71 per U.S. dollar, in a year of high volatility of exchange rates at a global level.

In order to complement the increases in the reference rate, as well as to reinforce monetary control, the Central Bank published Circular No. 024-2021-BCRP at the end of August 2021, which established the gradual increase of reserve requirements in local currency as of September 2021. It was established that the reserve requirement in local currency would be the greater of: (i) the amount resulting from a marginal reserve requirement rate of 25.0% on the increase in the total obligations subject to reserve requirement with respect to July 2021, and (ii) the amount resulting from applying the minimum average reserve requirement rate of 4.0% in September, 4.25% in October and 4.50% as of November 2021 (this last minimum average reserve requirement rate was not in force). Likewise, the minimum current account requirement that financial institutions maintain at the Central Bank was raised from 0.75% to 1.0% as of October 2021. In October 2021 (Circular No. 031-2021-BCRP) the minimum legal reserve requirement rate was increased from 4.0% to 4.5% in November 2021, to 4.75% in December 2021 and to 5.0% as of January 2022, respectively. In this manner, the reserve requirement would be the maximum between (i) the amount resulting from a marginal reserve requirement rate of 25.0% on the increase in the total obligations subject to reserve requirement with respect to the base period and (ii) the minimum legal reserve requirement corresponding to the evaluation period. Additionally, as of November 2021, a maximum average reserve requirement equivalent to 6.0% of the flow of the total obligations subject to reserve requirement for the evaluation period will be in force, in order to maintain a low dispersion in the average reserve requirement rates among financial institutions. Given the impact of COVID-19, in order to provide resources to financial institutions, by the end of March 2020, the reserve requirement rate in local currency had been reduced from 5.0% to 4.0%, effective as of April 2020. Furthermore, as of that date, the minimum current account requirement was reduced from 1.0% to 0.75%.

In 2022, the Central Bank made 12 consecutive increases to the reference interest rate, closing December at 7.5%, representing an increase from the 2.5% rate at the end of 2021. In January 2023, the Central Bank increased the reference interest rate by 0.25% to 7.75%, continuing the sequence of interest rate raises that began in August 2021 to counter the significant increase in inflation on a global level. The Central Bank, in its informative notice dated April 13, 2023, decided to maintain the reference interest rate at 7.75%, projecting, for the coming months, a decrease trend in regard to the year-on-year inflation, with a return to the target range in the fourth quarter of 2023, as a result of the moderation of the effect of international food and energy prices, the reversal of supply shocks in the agricultural sector and a reduction in inflation expectations for the rest of the year. The 12-month inflation expectations remained at 4.3% in March 2023, above the upper limit of the inflation target range. Subsequently, from September to December 2023, the Central Bank reduced the interest rate by 25 basis points each month, lowering the reference interest rate to 6.75%. The decision to lower the reference interest rate each month takes into account inflation projections and its determining factors, such as variations in international prices, exchange rates, and expectations of inflation.

The reserve requirement in foreign currency was modified by the Central Bank’s adoption of Circular No. 005-2021-BCRP, dated March 2021, with respect to the additional reserve requirements based on the evolution of total credit and vehicle and mortgage consumer credit in foreign currency. The purpose of these measures is to continue promoting, in the long term, a gradual process of reduction in the dollarization of credit. Previously, this requirement had been suspended from the reserve requirement period of April 2020 until December 2020, and then postponed until April 2021, within the measures adopted by the Central Bank, due to COVID-19.

At the beginning of 2022, certain reserve requirements in national currency were approved by Circular No. 003-2022-BCRP of January 20, 2022. This circular approved increases of the legal minimum reserve requirements to 5.25% in February, 5.5% in March, 5.75% in April and to 6.0% in May 2022. In November 2022, by Circular No. 025-2022-BCRP, the Central Bank reduced the reserve requirements to the January 2022 levels of 5.0%.

On June 27, 2023, the Central Bank announced several modifications related to foreign currency that are designed to promote the continue orderly growth of credit in foreign currencies, as well as generate incentives for financial institutions to extend average maturities with foreign creditors.

The following table provides information on interest rates applicable to commercial bank loans as of the dates presented.

Interest Rates on Commercial Bank Loans
(annual percentage rates)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Domestic currency:
Interbank	2.3	0.2	2.3	7.5	6.9
Prime(1)	3.3	0.6	2.9	8.7	7.7
Average loan rate	14.1	12.1	11.0	14.3	15.9
Foreign currency:
Interbank	1.8	0.3	0.3	4.2	5.5
Prime(1)	2.7	1.1	1.0	5.5	6.3
Average loan rate	7.5	6.1	6.8	9.1	11.0

(1)	Weighted average of prime interest rates of commercial banks for each period is based on the outstanding principal amount of loans in the corporate sector. It only considers the prime rate on loans to the corporate sector.

Source: Central Bank.

As of December 31, 2019, the average interest rate on domestic currency loans decreased to 14.1%, and the rate on foreign currency loans decreased to 7.5%. As of December 31, 2020, the average interest rate on domestic currency loans decreased to 12.1%, and the rate on foreign currency loans decreased to 6.1%. As of December 31, 2021, the average interest rate on domestic currency loans decreased to 11.0%, and the rate on foreign currency loans increased to 6.8%. As of December 31, 2022, the average interest rate on domestic currency loans increased to 14.3%, and the rate on foreign currency loans increased to 9.1%. As of December 31, 2023, the average interest rate on domestic currency loans increased to 15.9%, and the rate on foreign currency loans increased to 11.0%.

The following table provides information on interest rates applicable to deposits as of the dates presented.

Interest Rates on Deposits Paid by Commercial Banks
(annual percentage rates)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Domestic currency:
Saving deposits	0.7	0.6	0.6	0.6	0.8
Time deposits(1)	3.0	0.5	1.7	6.6	7.1
Average deposits rate(2)	2.2	1.0	1.0	3.0	3.5
Foreign currency:
Saving deposits	0.2	0.1	0.1	0.2	0.2
Time deposits(1)	1.4	0.3	0.5	2.5	4.2
Average deposits rate(2)	0.8	0.3	0.2	1.0	1.9

(1)	Time deposits for 31 to 179 days.

(2)	The average of the TIPMN rate published daily by SBS. The TIPMN is the average deposit rate in domestic currency expressed in annual effective rates.

Source: Central Bank.

The average interest rate on domestic currency deposits and foreign currency deposits were:

•	2.2% and 0.8%, respectively, as of December 31, 2019;

•	1.0% and 0.3%, respectively, as of December 31, 2020;

•	1.0% and 0.2%, respectively, as of December 31, 2021;

•	3.0% and 1.0%, respectively, as of December 31, 2022; and

•	3.5% and 1.9%, respectively, as of December 31, 2023.

The interest rate on domestic currency deposits increased 1.3% from 2019 to 2023, while the interest rate on foreign currency deposits increased 1.1% during the same period.

The Central Bank employs several tools to implement its monetary operations. These tools fall into the following three major categories:

•	open market operations, which include:

•	auctions to financial institutions of Central Bank certificates of deposit and indexed certificates of deposit (indexed to the exchange rate);

•	temporary purchases of Central Bank certificates of deposit and of treasury bonds; and

•	purchases and sales of foreign currencies in the interbank market;

•	discount-window transactions, which include:

•	monetary regulation loans, generally known as rediscounts, which consist of short-term loans made directly by the Central Bank to financial institutions to cover their short-term liquidity needs;

•	direct repurchase agreements;

•	overnight foreign currency swaps that allow the Central Bank to provide financial institutions with short-term liquidity; and

•	remunerated overnight deposits in the Central Bank, in both domestic and foreign currencies, which allow the Central Bank to remove excess liquidity from the banking system; and

•	minimum reserve requirements.

In January 2022 (Circular No. 003-2022-BCRP), the Central Bank’s board of directors decided to increase the minimum legal reserve requirement from 5.0% in January 2022 to 5.25% in February 2022, to 5.5% in March 2022, to 5.75% in April 2022 and to 6.0% as of May 2022 of the total liabilities subject to reserve requirements. These measures sought to support monetary sterilization mechanisms and strengthen the liquidity levels of entities subject to reserve requirements with the view of preserving monetary stability.

On October 31, 2022, the BCRP announced that it could purchase Public Treasury Bonds (“BTP”) with maturities up to 2040 between November and December of that year. These operations are part of the group of instruments available to the BCRP to inject liquidity permanently into the financial system. In circumstances in which they are considered necessary, they are carried out preventively and are specifically oriented towards adequate regulation of the liquidity of the financial system. Thus, in 2022, auctions were called for BTPs with maturities between 2028 and 2037 for a total liquidated value of S/3,235 million. This value, added to the purchases made in 2020 and 2021, involves a settled balance of BTP purchases by the BCRP of S/5,313 million at the end of 2022. It should be noted that pursuant to article 61 of the Central Bank’s Charter, the BCRP establishes that the issuing entity is empowered to purchase in the secondary market securities issued by the Public Treasury, as long as the annual increase in the holdings of these securities, valued at their acquisition price, does not exceed 5% of the balance of the monetary base of the closing of the previous year.

In November 2022 (Circular No. 025-2022-BCRP), the Central Bank’s board of directors approved the increase of the weekly limit and the limit to the balance of agreed operations of sale of foreign currency in exchange for national currency through forwards and swaps. These measures sought to promote foreign exchange hedging operations. The minimum legal reserve requirement in local currency was increased to 5.5% in March, 2022; in April 2022, to 5.75%; and in May 2022, to 6.0%. In this manner, the reserve requirement would be the maximum between (i) the amount resulting from a marginal reserve requirement rate of 25.0% on the increase in the total obligations subject to reserve requirement with respect to the base period and (ii) the minimum legal reserve requirement corresponding to the evaluation period. Additionally, as of November 30, 2021, and as of December 31, 2022, a maximum average reserve requirement equivalent to 6.0 % of the flow of the total obligations subject to the reserve requirement for the evaluation period will be in force, in order to maintain a low dispersion in the average reserve requirement rates among financial institutions.

The Central Bank relies primarily on open market operations to regulate the liquidity of the banking system and promotes the perception of the Central Bank as a lender of last resort by imposing above-market rates and commissions on discount-window transactions.

The significant volatility of short-term capital flows has been a destabilizing factor in Peru’s monetary system since 1998 when large capital outflows occurred following the Russian financial crisis. Between 1999 and 2004, short-term capital flows fluctuated between U.S.$230 million of inflows in 2004 and U.S.$1.5 billion of outflows in 1999. Short-term capital inflows of U.S.$0.5 billion in 2019 fluctuated to U.S.$0.2 billion of inflows in 2023, the only inflows were U.S.$0.5 billion during 2019. To confront the volatility of short-term capital flows, the Central Bank generally requires high foreign currency reserve requirements that discourage significant capital outflows and promote holdings of local currency. Since January 2008, the Central Bank has issued certificates of deposit with restricted trading in order to avoid speculation against the U.S. dollar in the local market. This type of certificate can only be purchased by domestic financial institutions in primary placements.

Despite the positive impact that it may have on reducing cross-border transaction costs and preserving purchasing power, the high level of dollarization of the financial system has also increased the vulnerability of the economy (currency risk and liquidity risk). Dollarization generally refers to the degree to which the U.S. dollar has displaced the sol in the economy. Dollarization began during the 1980s as inflation rates started to rise. As inflation reached triple-digit rates between 1983 and 1985, foreign currency-denominated assets were increasingly used to store value. By 1990, when the annual inflation rate reached 7.650%, 47% of total deposits in the domestic financial system, and 76% of total deposits held by Peruvians domestically and abroad, were denominated in U.S. dollars. Since the 1990s, the Peruvian economy has remained highly dollarized, but in the past few years the ratio of dollarization has been decreasing.

As of December 31, 2023, U.S. dollar-denominated deposits equaled 34.4% of total deposits in the financial system (at the end of 2022, they represented 35.7%, at the end of 2021, they represented 36.8%, at the end of 2020, they represented 33.2%, and at the end of 2019, they represented 35.7%). At the same time, U.S. dollar-denominated credits in the private sector increased to 23.3% of total credits in the financial system as of December 31, 2023 (23.4% at the end of 2022, 22.5% at the end of 2021, 22.0% at the end of 2020, and 25.7% at the end of 2019).

The continued demand for soles in the vast majority of transactions that take place in the Peruvian economy has preserved the sol as the main channel through which the Central Bank can affect aggregate demand and thus control inflation. The Central Bank expects that as it continues to meet its inflation targets, confidence in the value of the sol will grow, gradually restoring the sol as the principal currency for savings.

One of the monetary policy instruments of the Central Bank is the use of reporting transactions (operaciones de reporte). In 1977, the Central Bank started implementing securities reporting transactions (operaciones de reporte de valores) to provide short-term liquidity to banking entities with liquidity constraints. In May 2007, the Central Bank started doing currency reporting transactions (operaciones de reporte de moneda), to provide liquidity by transferring soles to the financial system in exchange for U.S. dollars. In addition, in the context of the measures to reduce the dollar-denomination of the economy in December 2014, two additional types of reporting transactions were created: (i) expansion reporting transactions, with the goal of supporting the growth of soles-denominated credit, and (ii) substitution reporting transactions, with the goal of supporting the conversion of foreign currency-denominated credit into soles-denominated credit.

The following table shows bank credit to the private sector as a percentage of global credit for the periods presented.

Bank Credit to the Private Sector
(as percentage of total credit)

	Private Commercial Banks		Public Sector Banks
		Foreign		Foreign
	S/	Currency	S/	Currency
As of December 31,
2019	74.3	25.7	80.7	19.3
2020	78.0	22.0	74.4	25.6
2021	77.5	22.5	75.3	24.7
2022	75.9	24.1	77.9	22.1
2023	76.4	23.6	83.6	16.4

________________
Source: Central Bank.

The Banking Law and the charter of the SBS, as defined below, stipulate that financial companies may freely establish interest rates and the commissions they charge on loans, deposits and other services they provide.

Supervision of the Financial System

Established in 1931, the Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones, or Superintendency of Banking, Insurance and AFP, or the SBS, is responsible for regulating and supervising the financial, insurance and private pension systems in Peru. Since 1979, the SBS has had institutional autonomy from the Ministry of Economy and Finance. In 1981, the first Ley Orgánica de la Superintendencia de Banca y Seguros, or Superintendency of Banking and Insurance Charter and Banking and Insurance Law, was adopted, which outlined in greater detail the powers and functions of the SBS. The role of the SBS was expanded in 2000 when it was given jurisdiction over the Private Pension System. In September 2007, the Financial Intelligence Unit, a specialized unit in charge of preventing money laundering and the financing of terrorism, was incorporated into the SBS.

The overarching goal of the SBS is to protect the interests of customers, depositors, and beneficiaries of the financial, insurance and private pension systems, by ensuring the solvency and integrity of the companies that operate in these sectors. The SBS has pursued this goal from a free-market perspective, stepping away from the interventionist model that characterized the financial industry until the early 1990s. Accordingly, the SBS has sought to create incentives for financial institutions to manage adequately their levels of risk, while imposing minimum standards to ensure that the integrity and solvency of the industry are not jeopardized.

Under current Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, or the Banking Law (Law No. 26702) and its amendments, and the regulatory norms and guidelines adopted by the SBS, financial institutions are subject to the following three basic regulations:

•	Market-entry requirements designed to ensure that potential market participants have sufficient capital and are managed by competent teams with high integrity, aptitude and expertise in order to conduct their business as reliable regulated entities. In particular, the Banking Law requires that commercial banks have a minimum capital of S/33.4 million, approximately U.S.$8.4 million, for the third quarter of 2022 (readjusted quarterly based on the wholesale price index).

•	Prudential standards designed to ensure that the capital, provisions, and quality of the credit portfolio of financial institutions meet minimum levels. These prudential standards include the following requirements:

•	Strict limits on credit concentration. Financial institutions can not lend an amount equal to or greater than 10% of their regulatory capital to any single person or entity. This limit may be raised to 30% depending on the type of guarantee or security granted. Additionally, financial institutions can not lend more than 5% of their regulatory capital to any single person or entity residing overseas. This limit may be raised to 10% and 30% depending on the type of guarantee or security granted. The Banking Law also prescribes special limits for particular types of exposures, such as loans to related persons and financial institutions (foreign or domestic).

•	Capital adequacy ratios. The regulatory capital should be equal to or greater than 10%of the total risk-weighted assets of financial institutions (calculated for three major components of risk that a bank faces: credit risk, market risk and operational risk), which is stricter than the Basel Committee on Banking Supervision standard. It is relevant to highlight that the Banking Law was recently amended to adapt the composition and quality of the regulatory capital to the Basel III standard. Among other changes, the amendment introduces the concept of Common Equity Tier 1 (CET1) and regulatory requirements for CET1 as a percentage of risk-weighted assets (RWA) and for Tier 1 as a percentage of RWA. In addition, banks must maintain conservation capital buffers for economic cycle and for market concentration risk that must be covered with CET1. All these changes are effective since January 2023, but contemplate adaptation schedules to facilitate the progressive adaptation of the financial institutions to the new regulatory standard. This ratio has been temporarily reduced due to the pandemic. It is currently set at 9.0%, and will gradually increase up to 10% in September 2024. The capital adequacy ratio was 8.5% from January 2023 to March 2023, is 9.0% from April 2023 to February 2024, and will be 9.5% from March 2024 to August 2024 and 10% from September 2024 forward.

•	Loan-loss reserve requirements. Provision rates, which are strictly enforced, depend on portfolio type and collateral, ranging from a minimum of 0.8% for corporate loans classified as Standard when the cyclical rule is activated, to a maximum of 100% for loans classified as Losses without collateral. It is worth mentioning that collateral is not offset from exposures.

•	Disclosure requirements designed to ensure transparency and strengthen market discipline, allowing regulators, economic agents in other sectors of the economy, and the public to assess the activities, risks, and performance of financial institutions over time. The principal requirements include the following:

•	Banks must register their shares on the Bolsa de Valores de Lima (BVL or Lima Stock Exchange) and thereby become subject to the disclosure guidelines established by the Superintendencia de Mercado de Valores (SMV or Peruvian Securities Superintendency).

•	Banks are required to publish their quarterly financial statements, including their requirements for regulatory capital and their capital ratios, in the major newspapers.

•	Banks must be assessed by two credit rating agencies semiannually, considering their overall risks. Agencies must publish banks’ credit ratings in a major newspaper.

In March 2022, Legislative Decree No. 1531 modified the Peruvian Banking Law, which came into force in January 2023, with an adaptation period established by provisions of the SBS (such as, in the case of the minimum requirements for the ratios of CET1 and effective equity tier 1 which have a calendar of implementation until September 2024) in the following ways:

1)       The quality of the capital of financial system companies was adapted to Basel III to strengthen the solvency and stability of such companies.

•	Tier 1 EE (higher quality) is divided into Common Equity Tier 1 Capital and Additional Tier 1 Capital. Common Equity Tier 1, in turn, is comprised primarily of common shares, reserves and earnings. Additional Tier 1 Capital is made up of subordinated debt instruments with the capacity to absorb losses while the company remains in operation. In addition, Tier 2 EE is available and Tier 3 EE is removed.

•	Minimum values were established for Common Equity Tier 1 and Effective Equity Tier 1. Common Equity Tier 1 cannot be less than 4.5% of APR. Tier 1 Effective Equity must be at least 6% of APR. Likewise, the Additional Tier 1 Capital must not exceed one-third of the Common Equity Tier 1 Capital, while the Tier 2 EE cannot exceed two-thirds of the Tier 1 EE. The requirement that the EE of a company must be equal to or greater than 10% of the APR was maintained.

•	In addition, a capital conservation buffer was introduced, requiring a buffer of 2.5% of the APR, which together with the economic cycle and market concentration risk buffers, must be covered with Common Equity Tier 1 Capital. The regulation establishes restrictions for the distribution of equity based on level of breach of these capital buffers, in a manner similar to that established in the Basel III standard. Additionally, a buffer has been maintained for additional risks that must be covered with Tier 1 or Tier 2 EE. These risks include individual, sectoral and regional concentration, and bank ledger interest rates.

2)       The SBS created a new category of license to cover those entities considered “credit companies.” These companies are defined as companies that grant loans to any market segment and cannot hold deposits from the public. Such license would ease the entry into the credit market of companies, encouraging greater competition from entities that grant credit, such as fintech companies.

•	The revocation of the operation authorization certificate of companies that do not accept deposits from the public was allowed for reasons related to the solvency of such companies. The law provides for a simplified and proportional supervision regime for companies in the financial system which are not authorized to receive deposits from the public. Regarding the licensing of such credit companies, no changes to the law were necessary, however a modification of the licensing regulation regime is on track to be published, which will simplify the feasibility analysis required of such companies and the criteria of the self-assessment questionnaires that must be furnished as part of the licensing application.

3)       It was established that companies can digitally carry out all the operations for which they are already authorized. Similarly, the requirement for the headquarters or main premises for public-service companies with a physical presence was eliminated, thus facilitating the existence of wholly digital entities in the financial system.

On December 21, 2022, SBS Resolution No. 03932-2022 established two modifications to the regulation of electronic money operations. First, it established that all entities allowed to issue electronic money may now use, as a permanent form of guarantee, either immediately available bank deposits (only banks with rating A+) or a bank trust to guarantee the issuance of electronic money. Second, with the purpose of reducing the exposure to the risks of asset laundering and / or financing of terrorism, the SBS Resolution No. 03932-2022 reduced the amount of the limits applicable to simplified electronic money accounts established in the Regulation of Electronic Money Operations. The new limits will be based on the minimum wage (currently S/1,025.0), which will allow them to be updated over time. For legal persons, as well as for individuals who seek to carry out operations for amounts greater than the aforementioned limits, an alternative product is the general electronic money account.

With respect to loan-loss provisions, current risk classifications of corporate debtors and large- and medium-sized enterprises’ debtors take into account, primarily, an analysis of the borrower’s cash flow, the potential risks on their ability to repay, the number of past due days and the classification of the borrower by other financial institutions. Regarding the assessment of the borrower’s cash flow, banks must consider the level of solvency, the degree of sensitivity to economic and regulation changes, the quality of the borrower’s management and control systems. In the case of consumer, small and micro enterprises and mortgage loans, the risk classification is only based on the number of days that payments are overdue. Additionally, collateral may affect the specific provisions’ rates with respect to a particular loan. The following table provides the risk-classification scheme mandated by the SBS.

Risk Classification	Criteria

Standard:
Corporate, large and medium enterprises loans	Paid on time, and liquid financial situation, adequate equity structure, growing economic sector and adequate management and control systems.
Small and micro enterprises loans	Up to 8 days past due
Consumer loans	Up to 8 days past due
Mortgage loans	Up to 30 days past due

Special Mention:
Corporate, large and medium enterprises loans	15 to 60 days past due, or good financial situation, adequate management and control systems, cash flow allows to fulfill its financial obligations, but could weaken in the next 12 months due to economic, regulatory, or political environment, among other factors.
Small and micro enterprises loans	9 to 30 days past due
Consumer loans	9 to 30 days past due
Mortgage loans	31 to 60 days past due

Substandard:
Corporate, large and medium enterprises loans	61 to 120 days past due, or weak financial situation, cash flow does not allow to fulfill the payment of obligations, projected cash flow does not show improvement over time, limited ability to generate profits.

Risk Classification	Criteria

Standard:
Corporate, large and medium enterprises loans	Paid on time, and liquid financial situation, adequate equity structure, growing economic sector and adequate management and control systems.
Small and micro enterprises loans	Up to 8 days past due
Consumer loans	Up to 8 days past due
Mortgage loans	Up to 30 days past due

Small and micro enterprises loans	31 to 60 days past due
Consumer loans	31 to 60 days past due
Mortgage loans	61 to 120 days past due

Doubtful:
Corporate, large and medium enterprises loans	121 to 365 days past due, or critical financial situation, clearly insufficient cash flow, forced to sell assets relevant for the operation of the business with negative results.
Small and micro enterprises loans	61 to 120 days past due
Consumer loans	61 to 120 days past due
Mortgage loans	121 to 365 days past due

Loss:
Corporate, large and medium enterprises loans	More than 365 days past due, or debtor insolvent, cash flow does not cover costs, potential difficulties on restructuring agreements and obliged to sell relevant assets for the operation of the business.
Small and micro enterprises loans	More than 120 days past due
Consumer loans	More than 120 days past due
Mortgage loans	More than 365 days past due

_____________
Source: SBS.

The economic crisis, generated by the COVID-19 pandemic, had an impact on people, the real sector, and the financial sector both in 2020 and 2021. This has been reflected in the results of financial institutions (lower financial income and higher provisioning expenses). As a result, in 2021, the following two government programs were launched, which broadened the alternatives for financial entities in the event of facing greater problems:

•	Legislative Decree No. 1508: Government Guarantee Program for the loan portfolio of companies from the financial system, which established a series of measures to increase the capacity of these companies to face scenarios of greater demand for liquidity.

•	Emergency Decree No. 037-2021: Equity strengthening program for specialized microfinance institutions, intended to mitigate the impact on micro and small companies. The purpose of this program is to strengthen the equity of microfinance institutions, as well as to facilitate their corporate reorganization, if necessary, in order to protect the public’s savings, preserve economic stability and maintain the stability of the economy’s payment chain. It includes three subprograms: (a) strengthening municipal savings banks; (b) strengthening private institutions specialized in microfinance; and (c) facilitating the corporate reorganization of institutions specialized in microfinance.

On December 27, 2021, Congress issued Law No. 31380, under which the executive branch has the power to legislate on tax, fiscal, financial, and economic reactivation matters for a term of 90 calendar days. This law empowers the executive branch to modify banking legislation to promote innovation and encourage greater competition in the financial system, optimized processes, improve the quality of effective equity and strengthen the prudential supervision carried out by the SBS, all in the interest of financial stability and for the benefit of the public. Among the proposed measures, the reduction of the minimum capital of cash transportation, custody, and management companies to a maximum limit of 30% of the amount in force as of October-December 2021, without this implying that the rules on licensing and supervision by the SBS and the corresponding security measures will no longer be strictly applied. Likewise, the regulations applicable to financial companies related to the composition of the effective equity will be adapted to the Basel III standard.

The following table presents the minimum required loan-loss reserves by risk category.

Required Loan-Loss Reserves by Risk Category
(for the year ended December 31, 2023)

	Loan-loss Reserves for Standard Loans
Type of Loan	Rate	Cyclical Component(1)(2)
Corporate	0.70	0.10
Large enterprises	0.70	0.40
Medium enterprises	1.00	0.60
Small and micro enterprises	1.00	1.00
Revolving consumer loans	1.00	1.50
Non-revolving consumer loans	1.00	1.00
Mortgage	0.70	0.40

	Loan-loss reserves for Non-Standard Loans(3)
	With Liquid Collateral	With Other Preferred Collateral	Without Preferred Collateral or Non-Collateralized
Special Mention	1.25	2.50	5.00
Sub-standard	6.25	12.50	25.00
Doubtful	15.00	30.00	60.00
Loss	30.00	60.00	100.00

(1)	The cyclical rule is deactivated since November 2014. The cyclical component applies when the rule based on GDP growth is activated.

(2)	The cyclical components by type of credit were modified by Resolution SBS No. 03718-2021 of December 7, 2021.

(3)	Loan-loss reserves rate for loans covered with highly liquid collateral is 1%.

Source: SBS.

The following tables provide information regarding loans of the financial system by risk category and type of institution and loans issued by commercial banks by risk category and type of loan.

Risk Classification of Loan Portfolio of the Financial System by Type of Institution
(as a percentage of total loans, as of December 31, 2023)(1)

			Savings and Loans Associations		Micro & Small- Business
Risk Category	Commercial Banks	Financial Companies	Municipal	Rural	Development Banks	Total
Standard	89.13	84.04	86.75	83.08	81.86	88.71
Special Mention	4.09	4.14	4.02	4.32	5.50	4.10
Sub-standard	1.73	2.70	2.02	3.07	3.95	1.80
Doubtful	2.06	4.41	3.05	5.07	5.08	2.25
Loss	2.99	4.72	4.15	4.46	3.61	3.15
Total	100.00	100.00	100.00	100.00	100.00	100.00

(1)	As a fiscal measure during the COVID-19 pandemic, the SBS allowed the institutions of the financial system to modify the credit contracts of their clients without considering them as refinanced loans nor deteriorating the credit rating of the debtor for the report to the Credit Bureau.

Source: SBS.

Risk Classification of Loan Portfolio of Commercial Banks
(as a percentage of total loans, as of December 31, 2023)(1)

Risk Category	Corporate Loans	Large Enterprises Loans	Medium Enterprises Loans	Small Enterprises Loans	Micro Enterprises Loans	Consumer Loans	Mortgage Loans
Standard	95.64	90.38	74.53	84.77	93.23	87.57	92.35
Special Mention	3.48	6.08	8.04	2.95	1.68	3.01	1.59
Sub-standard	0.45	1.47	3.82	2.42	1.08	2.37	1.43
Doubtful	0.11	0.69	4.55	3.69	1.84	4.07	1.75
Loss	0.32	1.38	9.06	6.17	2.17	2.98	2.88
Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

______________

(1)	As a fiscal measure during the COVID-19 pandemic, the SBS allowed the institutions of the financial system to modify the credit contracts of their clients without considering them as refinanced loans nor deteriorating the credit rating of the debtor for the report to the Credit Bureau.

Source: SBS.

The following table provides the status of loans in the financial system as of December 31, 2023.

Status of Loans in the Financial System
(as a percentage of total loans, as of December 31, 2023)(1)

Type of Institution	Current Loans		Refinanced and Restructured Loans	Loans Past Due	Loans Subject to Judicial Proceedings
	Short-term	Long-term
Commercial banks	26.2	67.4	2.1	2.3	2.0
Financial companies	19.3	71.2	2.7	5.6	1.2
Savings and loans associations:	10.6	81.0	2.7	3.5	2.2
Municipal	15.9	74.8	3.2	5.2	0.9
Rural	21.8	70.2	1.2	3.8	3.1
Micro & Small-business development entities	26.2	67.4	2.1	2.3	2.0
Financial system	24.5	68.8	2.1	2.5	2.0

(1)	Rescheduled loans during the COVID-19 pandemic are considered as current loans.

Source: SBS.

The SBS performs its supervisory role in the following two principal manners:

•	Supervision of regulated entities through on-site and off-site inspections. The SBS systematically reviews and analyzes the information that financial institutions are required to disseminate through the media and the Peruvian Securities Superintendency. Off-site inspections look to information disclosed by the supervised companies to ensure that the companies comply with applicable regulations, to review the management of the supervised financial institutions, and to identify risk factors that might indicate potential future problems. The SBS also conducts on-site inspections at least once a year. During such visits, the SBS may conduct either a general evaluation of the financial institution or a review of specific issues.

•	Assessments made by third parties. The SBS regularly reviews the analyses of regulated entities conducted by auditors, foreign and domestic credit-rating agencies, and other foreign and domestic supervisory agencies. These reviews allow the SBS to gain a broader perspective of the activities and performance of the Peruvian financial sector and to identify areas of concern.

In 1991, Peru introduced the Fondo de Seguros de Depósitos, or Deposit Insurance Fund, which, for the quarter from December 2023 to February 2024, insures deposits in the financial system up to S/123,810.0, or approximately U.S.$32,284.2 (readjusted quarterly based on the wholesale price index), per person, for each financial institution member of the Deposit Insurance Fund. The introduction of the Deposit Insurance Fund eased some of the burdens created by several closures of deficient banks that resulted from the banking reforms undertaken by Peru.

Financial Sector

Prior to 1990, Peru’s regulation of the financial system was characterized by interventionist measures that limited and directed the activities of banks, restricted foreign competition and prevented profit remittances and credit payments abroad. This regulatory environment undermined competition in the financial services industry and limited the supply of medium- and long-term credit.

As part of its economic program, President Fujimori’s administration undertook to overhaul Peru’s financial system. Its first measures included liberalizing interest rates and eliminating exchange rate controls. In 1996, Congress passed the Banking Law, which:

•	adopted a policy of nondiscrimination among foreign and national banks, and state and private banks;

•	opened the financial market to foreign banks and insurance companies;

•	liberalized market-entry barriers for domestic banks; and

•	tightened prudential standards and disclosure requirements.

As of December 31, 2023, the Peruvian financial system was composed of 75 financial institutions including insurance companies and AFPs, which includes:

•	17 full-service commercial banks;

•	12 municipal savings and loan associations;

•	five rural savings and loan associations;

•	six small-business development non-bank institutions;

•	nine finance companies;

•	17 insurance companies;

•	four private pension fund managers (“AFPs”); and

•	four state-owned entities (not including the Central Bank), Banco de la Nación, COFIDE, Banco Agropecuario and Fondo MiVivienda.

Of the 17 full-service commercial banks in operation as of December 31, 2023, 12 are partly foreign-owned or have foreign owners holding. As of December 31, 2023, other institutions supervised by the SBS included one investment bank, one mortgage management company, five money transfer companies, two general deposit warehouses, three trust companies, one surety and bonding house, three cash transportation, custody and management companies, one financial factoring company and four electronic currency companies.

Established in 1966, Banco de la Nación is a state-owned bank that offers a variety of services to the public sector, including regional governments and local governments. These services include:

•	collecting taxes on behalf of various governmental agencies;

•	making payments and transfers on behalf of the government;

•	serving as paying and centralized collection agent for Peru’s internal indebtedness and its medium- and long-term external indebtedness; and

•	providing banking and foreign exchange services for the government’s foreign trade transactions.

Established in 1971, COFIDE is a state-owned development bank that specializes in providing credit to the financial sector. Through these credits, COFIDE is expected to promote private sector credit for the various sectors of the economy.

Established in 2001, Banco Agropecuario is a state-owned bank that provides credit services to the agriculture, cattle-ranch and aquaculture sectors, and to the activities of transformation and commercialization of products of the farming and aquaculture sectors.

Established in 2006, Fondo MiVivienda is a state-owned enterprise that provides financing to financial intermediaries, such as full-service commercial banks, with the objective to promote the development of housing projects and to facilitate access to mortgage loans for all sectors of society.

During 2006, 2007 and 2008, the Peruvian financial system experienced several important events. In May 2006, Scotiabank Perú S.A. was created as a result of the merger of Banco Sudamericano and Banco Wiese Sudameris. In October 2006, October 2007, January 2008, and June 2008, HSBC Bank Perú S.A., Santander Perú S.A., Banco Azteca del Perú S.A. and Deutsche Bank (Perú) S.A., respectively, were authorized to start operations as full-service commercial banks in Peru. In addition, two finance companies related with retailers were authorized to start operating as full-service banks in June 2007 and January 2008.

In 2010, two new finance companies began operations. In 2011, the number of microfinance institutions increased as a result of the creation of a new municipal savings association in October 2011. In 2012, Edpyme Inversiones La Cruz, a company specializing in retail loans, was authorized to start operations. In August 2012, a new bank, Banco Cencosud, was authorized to start operations as a full-service commercial bank and Edpyme Proempresa transformed into a financial services company. In December 2012, CRAC Profinanzas merged with Financiera Universal which, as of December 31, 2012, ranked, with respect to total market share, eighth in terms of total direct credit (with 3.2%), third in terms of total deposits (with 6.5%) and ninth in terms of equity (with 4.1%). In May 2013, Financiera Confianza acquired CRAC Nuestra Gente and in October 2013, Edpyme Nueva Visión was authorized to convert into a financial services company.

In March 2015, the merger of Financiera Edyficar and Mibanco was approved by the SBS and in September 2015, the merger of Financiera Nueva Visión and CRAC Credinka was also approved. In October, Financiera IFC acquired CRAC Libertadores de Ayacucho. In December 2015, the SBS revoked its authorization for operations of Financiera Edyficar, with the surviving entity remaining as a supervised company. In May 2016, Edpyme Raiz’s acquisition of CRAC Chavin was approved and in July 2016, Deutsche Bank Peru’s voluntary dissolution and subsequent liquidation was also approved. In August 2016, the acquisition of CRAC Cajamarca by Financiera Credinka was approved. In June 2017, the acquisition of Edpyme Solidaridad by CRAC Los Andes was approved. In July 2018, Congress passed the law that modified Law No. 26702, Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, y otras normas concordantes, respecto de la regulación y supervisión de las cooperativas de ahorro y crédito (the Law that modifies the Banking Law regarding regulation and supervision of the Saving and Credit Cooperatives) (Law No. 30822). This Law

establishes the Superintendencia Adjunta de Cooperativas (Savings and Credit Cooperatives Deputy Superintendence or SACOOP) as a functional part of the SBS and creates the National Registry of Savings and Credit Cooperatives at the SBS. In 2019, the SBS authorized the acquisition of control of Banco Cencosud S.A. by Scotiabank, which sold 51% of its shares in May 2018, to Caja Rural de Ahorro y Crédito CAT Perú S.A. In August 2019, Peru’s National Financial Inclusion Policy was launched.

Bank of China was authorized in April 2020 to start operating as a multipurpose banking entity. Bank of China, established in February 1912, is the banking entity with the longest continuous operation among Chinese banks. It was previously authorized by SBS to open a bank in Peru in January 2019.

The following table presents the percentage of loans and deposits corresponding to each category of financial institution as of December 31, 2023.

Loans and Deposits
(as a percentage of total loans and total deposits by currency)

	For the year ended December 31, 2023
	Loans		Deposits
Type of Institution	S/	U.S.$	S/	U.S.$
Commercial banks	78.9	98.6	72.7	96.6
Finance companies	4.5	0.3	3.0	0.1
Municipal savings and loans associations	11.2	0.2	10.5	1.1
Rural savings and loans associations	0.4	—	0.4	—
Micro & small business development entities	0.7	0.6	—	—
State-owned banks(1)	4.2	0.3	13.4	2.2
Total	100.0	100.0	100.0	100.0

(1)	Does not include loans to financial institutions.

Source: SBS.

The following table presents the number of financial institutions and the percentage interest in total assets of the financial system held by each category of financial institution as of the dates presented.

Number of Financial Institutions
and Share of Total Assets of the Financial System

	Number of Institutions for the year ended December 31,					Share of Total Assets (%) as of December 31,
Type of Institution	2019	2020	2021	2022	2023	2023
Commercial banks	15	16	16	17	17	79.0
Financial companies	10	10	10	9	9	2.7
Municipal savings and loans associations	12	12	12	12	12	6.5
Rural savings and loans associations	7	7	6	6	5	0.3
Micro & small business development entities	9	9	8	7	6	0.5
State-owned banks	4	4	4	4	4	11.1
Total	57	58	56	55	53	100.0

Source: SBS.

In 2019, total assets increased by 9.9% compared to 2018 and in 2020, total assets increased by 12.4% due to an increase in the asset base of all financial institutions. In 2021, total assets decreased by 8.9% compared to

2020. In 2022, total assets increased by 2.8% compared to 2021. In 2023, total assets increased by 5.1% compared to 2022.

The following table provides the total gross assets of the Peruvian financial system as of the dates presented.

Total Gross Assets of the Peruvian Financial System and the Commercial Banks
(in millions of U.S. dollars and percentage change from previous year)

	Financial System(1)		Commercial Banks
As of December 31,	U.S.$	Growth Rate (%)	U.S.$	Growth Rate (%)
2019	140,570	9.9	124,977	9.4
2020	157,944	12.4	142,419	14.0
2021	143,961	(8.9)	129,946	(8.8)
2022	147,943	2.8	131,656	1.3
2023(2)	155,475	5.1	138,101	4.9

____________

(1)	Does not include state-owned banks.

(2)	The annualized growth rate is calculated in U.S.$. Between December 2022 and December 2023, the sol appreciated 2.7%.

Source: SBS.

The financial system is the primary source of private-sector financing. For the year ended December 31, 2023 and 2022, the trend continued with the wholesale and retail trade sector and the manufacturing sector having the largest share of loans, with wholesale and retail trade having a decrease to 17.1% from 17.9% and manufacturing having a decrease to 12.6% from 13.3%. For the years ended December 31, 2021, 2020 and 2019, loans to the wholesale and retail trade section represented 18.7%, 18.7%, and 15.9% respectively, of total loans, while loans to the manufacturing sector as a percentage of total loans were 13.8%, 12.6% and 12.7% for 2021, 2020 and 2019, respectively.

The following tables provide information regarding the allocation of loans to each sector of the economy as of the dates presented.

Loans of the Financial System by Sector(1)
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
Sector	2019	2020	2021	2022	2023
Agriculture and livestock	3,303	3,642	3,844	4,340	4,155
Fishing	342	422	380	401	450
Mining	2,402	2,673	2,601	2,451	2,638
Manufacturing	12,552	12,891	13,784	14,246	13,826
Electricity, gas and water	2,007	2,181	2,572	2,455	2,163
Construction	1,642	2,173	2,044	1,843	1,767
Wholesale and retail trade	15,743	19,109	18,640	19,197	18,697
Hotels and restaurants	1,698	1,983	1,814	1,839	1,813
Transportation, warehousing and telecommunications	5,653	6,527	6,135	6,079	6,336
Financial intermediation	3,405	2,372	2,786	3,320	2,700
Real estate	7,791	9,130	7,508	7,254	7,409
Public administration and defense	276	233	170	129	95
Education	1,265	1,386	1,161	1,167	1,176
Health and social services	486	624	584	644	677
Other(2)	40,572	37,048	35,518	41,958	45,508
Total loans	99,137	102,392	99,542	107,324	109,411

(1)	Does not include state-owned banks and financial leasing companies.

(2)	Includes consumer and mortgage loans, as well as loans to other community services and households with domestic services.

Source: SBS.

Loans of the Financial System by Sector(1)
(as a percentage of total loans)

	For the year ended December 31,
Sector	2019	2020	2021	2022	2023
Agriculture and livestock	3.3	3.6	3.9	4.0	3.8
Fishing	0.3	0.4	0.4	0.4	0.4
Mining	2.4	2.6	2.6	2.3	2.4
Manufacturing	12.7	12.6	13.8	13.3	12.6
Electricity, gas and water	2.0	2.1	2.6	2.3	2.0
Construction	1.7	2.1	2.1	1.7	1.6
Wholesale and retail trade	15.9	18.7	18.7	17.9	17.1
Hotels and restaurants	1.7	1.9	1.8	1.7	1.7
Transportation, warehousing and telecommunications	5.7	6.4	6.2	5.7	5.8
Financial intermediation	3.4	2.3	2.8	3.1	2.5
Real estate	7.9	8.9	7.5	6.8	6.8
Public administration and defense	0.3	0.2	0.2	0.1	0.1
Education	1.3	1.4	1.2	1.1	1.1
Health and social services	0.5	0.6	0.6	0.6	0.6
Other(2)	40.9	36.2	35.7	39.1	41.6
Total loans	100.0	100.0	100.0	100.0	100.0

(1)	Does not include state-owned banks or financial leasing companies.

(2)	Includes consumer and mortgage loans, as well as loans to other community services and households with domestic services.

Source: SBS.

Liquidity and Credit Aggregates

The most significant money supply measures in Peru are M1, M2 and M3, which consist generally of the following:

•	M1 consists of currency in circulation plus demand and savings deposits in domestic currency held in private sector banks, that are easily convertible into cash;

•	M2 consists of M1 plus time deposits in domestic currency held in private banks and mortgage certificates and other certificates, in domestic currency, issued by private banks; and

•	M3, or “broad money,” consists of M2 plus foreign currency in circulation.

During the five-year period ended December 31, 2023, Peru’s monetary base increased by 22.7%, from U.S.$19.5 billion as of December 31, 2019 to U.S.$23.9 billion as of December 31, 2023. For the five-year period ended December 31, 2023, M1 grew at a compound annual rate of 5.9%, M2 grew at a compound annual rate of 5.6% and M3 grew at a compound annual rate of 5.6%.

The following table shows changes in selected monetary indicators as of the stated dates.

Selected Monetary Indicators
(percentage change from previous year)(1)

	For the year ended December 31,
	2019	2020	2021	2022	2023
M1	10.1	34.2	18.7	(5.1)	(4.0)
M2	10.5	26.5	11.9	(1.8)	2.1
M3	9.2	22.1	13.8	(0.1)	0.4

(1)	Average indicators of the period.

Source: Central Bank.

The following table presents the composition of the monetary base and international reserves as of the dates presented.

Monetary Base and Central Bank’s International Reserves
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Currency in circulation and cash in vaults at banks	18,761	22,842	23,562	22,775	23,071
Deposits at the Central Bank	745	911	942	648	871
Monetary base	19,506	23,753	24,504	23,423	23,942
Gross international reserves	68,370	74,909	78,539	72,246	71,319
Net international reserves	68,316	74,707	78,495	71,883	71,033

The ratio of gross international reserves at the Central Bank to the monetary base was approximately 3.5 to 1 at December 31, 2019, 3.2 to 1 at December 31, 2020, 3.2 to 1 at December 31, 2021, 3.0 to 1 at December 31, 2022 and 3.0 to 1 at December 31, 2023.

Total credit aggregates and total deposits were:

•	U.S.$81.5 billion and U.S.$84.5 billion, respectively, as of December 31, 2019;

•	U.S.$93.4 billion and U.S.$98.9 billion, respectively, as of December 31, 2020;

•	U.S.$82.5 billion and U.S.$89.7 billion, respectively, as of December 31, 2021;

•	U.S.$91.0 billion and U.S.$91.0 billion, respectively, as of December 31, 2022; and

•	U.S.$103.8 billion and U.S.$97.8 billion, respectively, as of December 31, 2023.

For the five-year period ended December 31, 2023, private-sector credit increased at a compound annual growth rate of 3.8%, to U.S.$111.6 billion at the end of the period. For the same period, total deposits increased at a compound annual growth rate of 5.3%, while foreign currency-denominated deposits increased at a compound annual growth rate of 3.6%, to U.S.$33.7 billion. During the same period, local currency-denominated deposits had a compound annual growth rate of 6.2%, totaling U.S.$64.1 billion at December 31, 2023.

As of December 31, 2023, Peru’s monetary base was U.S.$23.9 billion. From December 31, 2022 to December 31, 2023 gross international reserves decreased to U.S.$71.3 billion, from U.S.$72.2 billion and net international reserves decreased to U.S.$71.0 billion as of December 31, 2023, from approximately U.S.$71.9 billion as of December 31, 2022.

The following table presents liquidity and credit aggregates, and changes in selected monetary indicators as of the dates presented.

Liquidity and Credit
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Monetary aggregates
Currency in circulation	15,675	19,492	20,850	20,069	20,037
M1	29,965	39,250	36,357	34,446	36,444
M2	68,332	89,572	88,750	82,499	83,563
M3	102,334	120,559	112,477	112,061	120,931
Credit by sector(1):
Public sector(2)	(18,862)	(10,938)	(18,570)	(14,747)	(7,860)
Private sector	100,379	104,369	101,065	105,727	111,631
Total credit aggregates	81,517	93,431	82,495	90,981	103,771
Deposits:
Local currency(3)	54,324	66,056	56,841	57,704	64,094
Foreign currency(4)	30,195	32,874	32,115	33,304	33,677
Total deposits	84,519	98,930	89,690	91,007	97,771

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.

(2)	Net claims on public sector of depository corporations.

(3)	Includes sight deposits, saving deposits, and time deposits in domestic currency of depository corporations.

(4)	Includes demand deposits, savings deposits, and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Inflation

The economic and monetary program the government implemented during the early 1990s resulted in a sharp decline in inflation. Peru experienced hyperinflation during the late 1980s and 1990s, but by 1999 inflation had declined to a rate of 3.5% per year. During the four-year period ended December 31, 2020, inflation was relatively stable at rates of 1.4% in 2017, 2.19% in 2018, 1.90% in 2019 and 1.97% in 2020. In 2021, the inflation rate reached 6.43%. In 2022, inflation rate reached 8.46%. In 2023, inflation reached 3.24%.

In 2019, the inflation rate was 1.90% principally due to higher consumption of educational services and water. In 2020, the determinants of the inflation rate came from sanitary measures, supply-related factors that affected some food products and the increase of the foreign exchange rate. During the 2021, supply chain constrains and rapid economic recovery following the easing of COVID-19 restrictions resulted in higher variation in the price of commodities. Among the supply factors that contributed to inflation were the higher international prices of commodities, particularly oil and certain food products, such as wheat, corn, and soybean oil. The increase in such quotations is compounded by the higher cost of maritime freight, chemical fertilizers, and other supply products. Domestically, the rise in the exchange rate resulted in the increase in local prices of products with imported components. The significant increase in international energy and food prices since the second half of 2021, accentuated by international conflicts, has led to a sharp increase in inflation rates globally to magnitudes not seen in many years and to significantly higher levels than were targeted by central banks both in advanced economies and regional economies alike.

In 2022, the inflation rate was 8.46% principally due to an increase in inflation associated with external factors, such as the increase in the price of commodities in the international market affected by the war between Russia and Ukraine. This led to price increases in the domestic market for nourishment requiring imported supplies, such as eggs and noodles. At the same time, the increase in the price of fertilizers affected perishable agricultural crops, which was reflected in increases in the prices of products such as potatoes and lemons, which were also affected by climatic problems such as the drought in the central highlands and lower temperatures on the northern coast. However, inflation began to stabilize in the second half of the year: after reaching a peak of 8.8% in June, the decline in energy prices, mainly fuels, contributed to a slight decrease towards the end of the year.

The following table shows changes in the CPI for the periods presented.

Consumer Price Index
(percentage change)

	End of Period(1)	Average(2)
December 31,
2019	1.90	2.14
2020	1.97	1.83
2021	6.43	3.98
2022	8.46	7.88
2023	3.24	6.26

(1)	Accumulated during the 12-month period.

(2)	12-month average.

Inflation in 2022 was influenced by the rise in the prices of the consumer divisions: Food and Non-Alcoholic Beverages (15.21%) due to the increases observed in vegetables, eggs, sugar, bread and cereals, and other food products; Transportation (11.30%) due to the higher prices of fuels and lubricants, vehicle spare parts, road transportation services, and local transportation; Restaurants and Hotels (9.49%) due to the increase in menu prices in restaurants; and Lodging, Water, Electricity, Gas and Other Fuels (4.23%) due to the rise in electricity and drinking water rates.

The following divisions also registered growth in prices: Miscellaneous Goods and Services (6.66%), Recreation and Culture (6.66%), Health (4.84%), Education (3.92%), Alcoholic Beverages, Tobacco, and Narcotics (3.78%), Furniture, Household Items and Ordinary Home Conservation (3.49%), Clothing and Footwear (2.46%) and Communications (1.44%).

Inflation fell in 2023 to 3.2%, compared to 8.5% in 2022, which is slightly above the target range of 1-3%. At a national level, the consumer price index reached 3.4% in 2023, as compared to 8.6% in 2022. The reduction in inflation is primarily the result of lower commodity prices, which were due to general decline in the price of imported food. The price of energy lowered with the fall of international petroleum prices. Food prices rose during the first half of the year due to the effects of El Niño, the drought from the end of 2022 and the bird flu, although the increases were eliminated during the second half of the year.

As of December 31, 2023, inflation was 2.9%. The accumulated inflation rate (less food and energy) reflects inflation tendencies and reached the target inflation range in December 2023 for the first time since November 2021.

Foreign Exchange and International Reserves

Foreign Exchange

Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. In 1991, the Fujimori administration eliminated all foreign exchange controls, and the exchange rates were unified. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Bank in the foreign exchange market in order to reduce volatility in the value of the sol against the U.S. dollar.

The following table shows the sol/U.S. dollar exchange rates for the periods presented.

Exchange Rates(1)
(S/ per U.S.$)
	End of Period(2)	Average
As of December 31,

2019	3.32	3.34
2020	3.62	3.50
2021	4.00	3.88
2022	3.82	3.84
2023	3.71	3.75

(1)	Formal rates offered by private commercial banks.

(2)	As of the last day of the year.

International Reserves

Under Article 72 of the Central Bank’s Charter, the international reserves administered by the Central Bank may consist of:

•	gold and silver reserves;

•	foreign currencies and notes generally accepted as a means of payment in the international markets;

•	negotiable bank acceptances with terms of less than 90 days from the date of acquisition by the Central Bank;

•	Special Drawing Rights, or SDRs, or any other gold substitute included in the Articles of Agreement of the IMF, corresponding to Peru;

•	reciprocal credit agreements between the Central Bank and similar entities;

•	contributions in gold, foreign currencies and SDRs to international monetary organizations; and

•	in the discretion of the Central Bank’s board:

•	foreign currency deposits of less than 90 days;

•	certificates of deposit of less than 90 days issued by banks; and

•	highly liquid investment-grade securities issued by international organizations or public foreign entities.

During the 1990s, the Central Bank maintained a policy of accumulating international reserves. International reserves help Peru to maintain economic and financial stability by ensuring the availability of foreign currency in extraordinary situations. These situations can include sudden, significant withdrawals of foreign currency deposits from the banking system and sharp downturns in exports and economic activity.

The policy of the Central Bank to manage its international reserves generally emphasizes capital preservation and liquidity. Nevertheless, once the international reserves have reached certain threshold levels, the policy of the Central Bank is to balance capital preservation with adequate returns on reserves.

In order to guide the optimal investment distribution of its reserves, the Central Bank uses a model benchmark portfolio that reflects the risk-return combination chosen by the Central Bank’s board to accomplish the general principals of capital preservation, liquidity and return. This portfolio is designed in light of actual market conditions to ensure that it provides feasible goals and shuns speculative assumptions. The Central Bank adjusts the value of its investment portfolio daily on the basis of market prices.

The Central Bank considers and actively manages the following four kinds of risks in investing its international reserves:

•	Liquidity risk. The Central Bank manages liquidity risk by distributing its investments among three kinds of assets, following the guidelines of its benchmark portfolio:

•	highly liquid, short-term assets to cover unexpected contingencies;

•	liquid assets with maturities not exceeding one year, which include bank time deposits with maturities not exceeding three months and staggered maturity dates, and highly liquid fixed-income securities; and

•	assets with maturities exceeding one year, generally consisting of bonds that offer a relatively higher return because of the longer maturity. To ensure an adequate level of liquidity, these bonds must have been issued in minimum amounts as prescribed by the Central Bank.

•	Credit risk. To minimize risks that may arise because of the insolvency of the creditor, the Central Bank does not invest in debt or equity issued by private entities and diversifies its investments among:

•	deposits in foreign banks that are rated in the three highest categories of Standard & Poor’s (a division of the McGraw-Hill Companies), Moody’s Investor Service and Fitch Ratings; and

•	fixed-income securities or securities guaranteed by international organizations, foreign governments or their agencies, which are rated in the three highest categories by Standard & Poor’s, Moody’s Investor Service and Fitch Ratings.

•	Foreign exchange risk. Fluctuations in the foreign exchange markets can pose a significant risk to the level of reserves at the Central Bank because the Central Bank accounts for its reserves in U.S. dollars and because of the significant U.S. dollar-denominated liabilities of the Peruvian banking system. Moreover, the majority of Peru’s foreign trade and capital flows are also denominated in U.S. dollars, which can also exert significant pressure on the Central Bank’s international reserves. To safeguard its international reserves from fluctuations in the foreign exchange markets, the Central Bank invests primarily in U.S. dollar-denominated assets.

•	Market risk. To mitigate market risk, the Central Bank tries to match the average maturity of its assets to that of its liabilities. The average duration, or length of time required to receive the present value of future payments of the Central Bank’s portfolio does not exceed one year, which protects it significantly from market fluctuations. Additionally, the Central Bank imposes limits on the maximum term of its portfolio securities.

•	Interest rate risk. To mitigate interest rate risk, the Central Bank takes the terms of its liabilities into account when fixing the terms of its assets. As such, the average duration of the total portfolio is short, which reduces the impact of interest rate variations on the market value of the portfolio.

The Central Bank’s net international reserves increased from U.S.$68.3 billion in 2019 to U.S.$71.0 billion in 2023:

•	In 2019, net international reserves increased to U.S.$68.3 billion, primarily attributable to an increase of the deposits of financial intermediaries and operations with the public sector.

•	In 2020, net international reserves increased to U.S.$74.7 billion, primarily attributable to an increase in the Central Bank’s foreign exchange position that went from U.S.$42.6 billion to U.S.$58.2 billion, of which 71% of the total portfolio of investments from international reserves were invested in liquid assets with high credit ratings, 26% in bank deposits at ranked financial institutions, and 3% in gold. The portfolio represents mainly treasury and public notes with credit ratings of at least A+.

•	In 2021, net international reserves increased to U.S.$78.5 billion, primarily attributable to an increase of the deposits of financial intermediaries, of which 73% of the total portfolio of investments from international reserves were invested in liquid assets with high credit ratings, 24% in bank deposits at ranked financial institutions, and the remaining 3% in gold. The portfolio represents mainly treasury and public notes with credit ratings of at least A+.

•	In 2022, net international reserves decreased to U.S.$71.9 billion, primarily attributable to a negative result on foreign exchange operations and a decrease of the deposits of financial intermediaries.

•	In 2023, net international reserves decreased to U.S.$71.9 billion, primarily due to a negative result on foreign exchange operations and a decrease of the deposits of financial intermediaries. As of December 31, 2023, 83% of the total portfolio of investments from international reserves were invested in liquid assets with high credit ratings, 13% in bank deposits at ranked financial institutions, and the remaining 3% in gold. The portfolio represents mainly treasury and public notes with credit ratings of at least A+.

From 2019 to 2023, the total gross reserves of the Peruvian banking system (in months of total imports) fluctuated between 20.7% in 2019 and 18.0% in 2023.

The following table sets the composition of the international reserves of Peru’s banking system.

Net International Reserves of the Banking System
(in millions of U.S. dollars, at period end, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Central Bank:
Assets	68,370	74,909	78,539	72,246	71,319
Liabilities	(54)	(202)	(44)	(363)	286
Total (assets less liabilities)	68,316	74,707	78,495	71,883	71,033
Banco de la Nación and development banks:
Assets	76	67	67	113	105
Liabilities	0	0	0	0	0
Total (assets less liabilities)	76	67	67	113	105
Private banks:
Assets	2,551	3,390	2,369	3,116	3,527
Liabilities	(2,829)	(2,571)	(2,745)	(2,906)	3,653
Total	(278)	818	(376)	210	(126)
Net international reserves	68,115	75,592	78,186	72,206	71,012
Memorandum items:
Gross reserves of the Central Bank	68,370	74,909	78,539	72,246	71,319
Gross reserves of the banking system	70,998	78,366	80,975	75,475	74,951
Gross reserves of the Central Bank (in months of total imports)	20.0	25.9	19.6	15.5	17.2
Gross reserves of the banking system (in months of total imports)	20.7	27.1	20.2	16.2	18.0

______________

Source: Central Bank.

Securities Markets

The securities markets in Peru are regulated by the Peruvian Securities Superintendency that has as its primary purpose to protect investors and promote the efficient operations of securities markets. In particular, the Peruvian Securities Superintendency’s functions include:

•	supervising the activities and management of the various market participants, including the BVL, brokerage firms, issuing companies, mutual and other investment funds and credit-rating agencies, and

•	promoting market transparency through disclosure requirements.

Peru’s capital markets underwent significant changes during the 1990s as a result of various reform initiatives undertaken by the government. These reforms began in 1991 with passage of the Ley del Mercado de Valores, or the Securities Market Law of 1991, which implemented a comprehensive set of measures that liberalized and modernized the operations of the Peruvian capital markets. These measures included:

•	requirements for securities exchange and broker dealers, such as the introduction of a special fund these entities must provide in order to guarantee the proper execution of trades;

•	market transparency and disclosure requirements, particularly through the creation of the Registro Público de Valores e Intermediarios, or Public Registry of Securities and Broker Dealers, a public record of all the participants in the Peruvian capital markets, including issuers, broker-dealers and credit-rating agencies;

•	a regulatory framework for new institutions that were authorized to operate in the Peruvian capital markets and which would play an increasingly important role (these new institutions included mutual funds and credit-rating agencies); and

•	requirements for the operation of primary and secondary markets, including guidelines for the settlement of securities transactions, dealer commissions, dispute resolution and asset securitization.

In 1996, a new Ley del Mercado de Valores, or Securities Market Law of 1996, was introduced. This Law preserved the basic market structure adopted under the Securities Market Law of 1991, but introduced changes to streamline the operations of the Peruvian capital markets, making them more compatible with international standards. These changes included:

•	vesting with the BVL self-regulatory authority;

•	creating CAVALI ICLV S.A., a private securities clearing and depositary agency independent of the BVL;

•	liberalizing the brokerage business by introducing less stringent minimum capital requirements and broadening the range of transactions in which brokerage firms may participate; and

•	restricting insider trading.

To stimulate the growth of Peru’s capital markets, the government also encouraged greater participation in the markets through economic incentives. In 1993, Peru adopted tax exemptions for both capital earnings generated through stock exchange trading and interest income obtained from any kind of bond. These tax exemptions, which expired in 2011, played a pivotal role in funneling funds toward the Peruvian capital markets.

Another significant factor in the development of the Peruvian capital markets was the introduction in 1993 of private pension funds, which have become important for institutional investors. Administradoras Privadas de Fondos de Pensiones, or AFPs, were created under Decree Law No. 25897, or the Private Pension System Law of 1992. These AFPs were introduced not only to improve Peru’s social security system, but also to channel funds towards development of the capital markets. For a description of Peru’s Private Pension System, see “Public Sector Finances—Social Security” below. In April 2016, Law No. 30425 modified the Pension law to provide that pensioners 65 years of age and older may elect to receive up to 95.5% of the funds available from the AFPs to such pensioner or to receive benefits in traditional payment schedules.

From 2019 to 2023, membership in these funds increased at an average annual rate of approximately 5.8%. As of December 31, 2023, there were four AFPs with four types of funds in operation, with approximately 9.3 million members and approximately U.S.$122.8 billion in assets under management. These funds invest locally and abroad in equity securities, representing approximately 17.8% of their portfolios, fixed-income securities, representing approximately 43.5% of their portfolios, and mutual funds and investments, representing approximately 33.4% of their portfolio balances, and other investments in deposits, current accounts, commercial papers representing 6.2% of their portfolio balances. Mutual funds entered the market as a result of the Securities Market Law of 1991, which established a regulatory framework for their operations. As of December 31, 2023, there were 14 mutual fund companies in operation that administered 221 mutual funds and managed approximately U.S.$8.6 billion in assets for approximately 347,660 investors.

The Peruvian capital markets grew significantly during the 1990s as a result of the reforms implemented by the government during that period. Despite this growth, the Peruvian capital markets remain relatively small and illiquid. Accordingly, most businesses, particularly small- and medium-size businesses, raise capital through the local banking system. Large businesses also benefit from limited access to foreign credit.

Founded in 1971, the BVL is the only securities exchange operating in Peru. The BVL was privatized as part of the capital-market reforms implemented by the government in 1991 and currently operates as an entity with regulatory and enforcement power under the supervision of the Superintendence of Securities Market (SMV). Cash transactions with equity securities accounted for approximately 57.3% of the total traded volume in the BVL for 2023, while fixed income securities accounted for 17.9% of such amount.

As of December 31, 2019, there were 260 companies with equity securities listed on the BVL. Market capitalization of domestic companies has increased from U.S.$90.7 billion as of December 31, 2015, to U.S.$162.0 billion as of December 31, 2019. Likewise, the annual traded amount exceeded U.S.$5.4 billion during 2019.

As of December 31, 2020, there were 253 companies with equity securities listed on the BVL. Market capitalization of domestic companies has increased from U.S.$162.0 billion as of December 31, 2019, to U.S.$165.5 billion as of December 31, 2020. Likewise, the annual traded amount reached U.S.$5.8 billion during 2020.

As of December 31, 2021, there were 264 companies with equity securities listed on the BVL. Market capitalization of domestic companies has decreased from U.S.$165.5 billion as of December 31, 2020, to U.S.$148.5 billion as of December 31, 2021. Likewise, the annual traded amount reached U.S.$5.7 billion during 2021.

As of December 31, 2022, there were 259 companies with equity securities listed on the BVL. Market capitalization of domestic companies has decreased from U.S.$148.5 billion as of December 31, 2021, to U.S.$141.7 billion as of December 31, 2022. Likewise, the annual traded amount reached U.S.$3.7 billion during 2022.

As of December 31, 2023, there were 249 companies with equity securities listed on the BVL. Market capitalization of domestic companies has reached U.S.$177.7 billion as of December 31, 2023. Likewise, the annual traded amount reached U.S.$2.2 billion during 2023.

The Latin American Integrated Market, or MILA, is the product of an agreement between the stock exchanges of Santiago (Chile), Colombia and Lima (Peru) to form a regional capital market for the exchange of shares in securities. MILA began operations in May 2011. While MILA aims to integrate the capital markets of the member states to promote investment, each member state retains regulatory autonomy over its own capital market.

Peru’s Capital Markets
Transaction Volume and Market Capitalization
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Equities:
Stocks	3,506.5	3,519.8	4,070.7	2,386.3	1,288.0
Other	123.8	236.2	287.4	303.0	374.3
Total	3,630.4	3,756.0	4,358.0	2,689.3	1,662.3
Fixed income securities:
Auctions	0.0	0.0	0.0	0.0	0.0
Continued trading	889.1	1,140.2	844.3	653.0	295.5
Bonds-money market	366.3	319.2	162.9	161.3	106.0
Mortgage bills	0.0	0.0	0.0	0.0	0.0
Certificate of deposit	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0
Total	1,255.4	1,459.4	1,007.2	814.3	401.5
Report transactions:
Equities	523.6	467.3	274.1	173.3	160.7
Debt instruments	29.8	27.8	30.1	27.0	14.8
Total	553.5	495.1	304.2	200.2	175.5
Primary Auction	33.6	10.7	9.6	9.5	9.1
Securities lending	0.1	0.2	0.0	0.0	0.0
Non-massive issued instruments	0.0	0.0	0.0	0.0	0.0
Total transaction volume	5,472.9	5,721.4	5,679.0	3,713.4	2,248.3
Market capitalization	162,010.6	165,540.3	148,490.3	141,695.0	177,726.8

Sources: Peruvian Securities Superintendency and BVL.

Pension Funds

On April 11, 2023, Minister Contreras reported that a pension reform bill had been sent to the Executive Pensions Commission, which would later be sent to the Congress. He indicated that, in recent months, pension reform proposals have been discussed. The AFPs insist on a multi-pillar system, while the Congress’ Labor Commission points to a new system, which would be administered by a portfolio manager, bound to the Ministry of Labor and Promotion of Employment.

The AFPs’ proposal considered seed capital, which implies that the government establishes a base fund for each Peruvian born, which would capitalize until the person reaches 65 years old. Also, it proposes an IGV of 1% paid per year, thus increasing pensions and profitability, promoting savings, and encouraging formalization.

Speaking for the Ministry of Economy and Finance, Minister Contreras mentioned that the proposal submitted to the Executive Pension Commission calls for both systems, AFPs and the ONP, to coexist. He also indicated that the Ministry of Economy and Finance is waiting for the BCRP and SBS’s opinions on the Ministry of Economy and Finance’s proposal.

Private Pension Funds Withdrawal Proposals

Various pension funds withdrawal proposals have been presented to the Congress but none have been approved as of November, 2023. Set out below are the current pension funds withdrawal proposals:

•	AFP withdrawal of up to two UIT:

•	On November 18, 2022, congressman Américo Gonza (Peru Libre) presented PL No. 3585-2022-CR, proposing the withdrawal of up to two UIT (then S/9,200.0) from AFP funds, in two withdrawals of one UIT each.

•	AFP withdrawal of up to three UIT:

•	On February 7, 2023, congressman Víctor Cutipa (Perú Bicentenario) presented PL 4190-2022-CR, proposing the withdrawal of three UIT (S/14,850.0) from AFP funds. He also requested that the SBS publishes the procedure for the withdrawal of the funds.

•	On March 23, 2023, congressman Víctor Flores (Fuerza Popular) presented PL 4556-2022-CR, proposing the withdrawal of three UIT (S/14,850.0) from AFP funds.

•	AFP withdrawal of up to four UIT:

•	On February 8, 2023, congresswoman Digna Calle (Podemos Peru) presented PL No. 4201-2022-CR, proposing the withdrawal of up to four UIT (S/19,800.0), in two withdrawals of one UIT and one withdrawal of two UIT.

•	AFP withdrawal of 50% of funds for home purchase:

•	On February 8, 2023, congressman Luis Elías Ávalos (Podemos Peru) presented PL No. 4200-2022-CR, proposing the withdrawal of up to 50% of funds accumulated in a contributor’s account, when used for (i) the initial payment for a first property, conditioned on a mortgage loan being delivered by a financial institution or a credit cooperative; (ii) amortize a mortgage loan being delivered by a financial institution or a credit cooperative; and (iii) pay debts contracted with the Peruvian financial system.

•	On March 22, 2023, congresswoman Patricia Juárez (Fuerza Popular) presented PL No. 4528-2022-CR, proposing the withdrawal of up to 50% of funds accumulated in a contributor’s account, when used for (i) the initial payment for a single property conditioned on a mortgage loan being delivered by a financial institution or a credit cooperative; or (ii) to amortize or cancel a mortgage loan which has been used for the purchase of a single home or property delivered by a financial institution or a credit cooperative.

Minimum Pension

On January 13, 2023, Law No. 31670 was published, the purpose of which law is to propose the creation of minimum pensions and the expansion of voluntary contribution alternatives for members of the Private Pension System. This law seeks to create a better pension culture through the determination of goals with a view to a retirement with a minimum pension and to promote alternatives for the voluntary contributions of affiliates to the Private Pension System, charged to the return of fourth and fifth category income tax, or refund of any other tax or balance in favor of the contributor.

On April 18, 2023, the Ministry of Economy and Finance published Supreme Decree No. 065-2023-EF, which approves the regulations of Law No. 31670, approved by the Congress. The acceptance of a member of the Private Pension System to a minimum pension is voluntary, can be done at any time, and will not limit access to the benefits that the AFP already offers, such as the availability of resources for payment of a first property or 95.5% of the Individual Capitalization Account (“CIC”), access to early retirement or access to other types of pension.

Those that are affiliated will set the amount of the minimum pension that they want to receive, which cannot be less than the amount of the minimum expenditure basket. Based on this, the AFP will project the minimum retirement balance that must be reached to obtain the minimum pension, and that will be updated until the time of retirement by legal age. Upon reaching retirement age, workers will request payment of the minimum pension, and the AFP will assess whether those that are affiliated have the minimum retirement balance and, if applicable, whether or not they have surplus resources. If there is a surplus, those that are affiliated may freely dispose of said resources or transfer them to the voluntary contributions account with no pension purpose in their AFP, or issue negotiable guarantees up to all of them.

Public Sector Finances

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the government;

•	the government’s various decentralized administrative and regulatory agencies, such as:

•	ESSALUD; and

•	SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperu and Empresa de Electricidad del Perú S.A., or Electroperu.

In 2019, the non-financial public sector registered a deficit of U.S.$3.8 billion or 1.6% of GDP. In 2020, the non-financial public sector registered a deficit of U.S.$18.3 billion or 8.9% of GDP. In 2021, the non-financial public sector registered a deficit of U.S.$5.7 billion or 2.5% of GDP. In 2022, the non-financial public sector registered a deficit of U.S.$4.2 billion or 1.7% of GDP. In 2023, the non-financial public sector registered a deficit of U.S.$6.9 billion or 2.8% of GDP. For a description of the government’s fiscal accounts see “—Central Government” below.

By means of Law No. 27245, the Fiscal Restraint Act was approved in December 1999 to foster fiscal stability by establishing specific guidelines concerning non-financial public sector deficits, as well as growth in government spending and in public sector debt. In May 2003, Congress amended the Fiscal Restraint Act by changing its name to Ley de Responsabilidad y Transparencia Fiscal, Law No. 27958 or the “Fiscal Responsibility and Transparency Act” and adapting the law to the regional governments established at that time. This law was subsequently modified by Law No. 30099, with a view to strengthening fiscal responsibility and transparency (Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal).

In December 2016, pursuant to Legislative Decree No. 1276, the government approved a new framework under the Fiscal Responsibility and Transparency Act to facilitate monitoring and accountability of public sector finance management and permit an adequate management of assets and liabilities under a fiscal risk approach.

In August 2017, pursuant Law No. 30637, the fiscal deficit was temporarily increased for the period from 2017-2020 by 3.2% of GDP compared to the budget approved for that year. For 2021, the fiscal deficit is limited by law to 1.0% of GDP. The temporary expansion of the fiscal deficit is due exclusively to the priority need for the reconstruction of the country as a result of the damage caused by the El Niño Costero phenomenon.

In 2019, the non-financial public sector registered a deficit of U.S.$3.7 billion or 1.6% of GDP a decrease of 0.7% compared to the deficit registered in 2018 relative to GDP, the second consecutive year the non-financial public sector was reduced as a percentage of GDP. The improved fiscal deficit in 2019 was primarily a result of higher current account balances of the central government which increased by 0.4% of GDP, both by tax receipts and non-tax receipts. Similarly, this improvement in the non-financial public sector deficit in 2019 was accompanied by a 0.1% reduction in government expenditures and improved gross capital formation and improved primary results of state-owned enterprises.

In 2020, the non-financial public sector registered a deficit of U.S.$18.2 billion or 8.9% of GDP, an increase of 7.2% compared to the deficit registered in 2019 relative to GDP due to the combination of the COVID-19 public spending policy and the decrease of economic activity and its impact in public revenue. This was explained, to a certain extent, by other factors like higher deficit from public companies and increased public debt services. Such 2020 public deficit has been the highest since 1990.

The impact of the COVID-19 pandemic has generated a reduction in tax revenues as a result of lower economic activity, while at the same time requiring increased demand for public spending in the face of the national health emergency. In this context, the government decided to temporarily suspend the fiscal rules previously established for 2020 and 2021 in such a way that required financing to be procured to meet the priorities of the population. The spread of the virus in the national territory required a flexible and unprecedented fiscal response. By taking into account the extreme uncertainty of the pandemic on tax collections and given the public spending required to mitigate the impacts of COVID-19, Legislative Decree No. 1457 was approved in April 2020, temporarily suspending the fiscal rules for 2020 and 2021 which set limits of 2.1% of GDP in 2020 and 1.8% of GDP in 2021, as provided for in numeral 6.1 of article 6 of Legislative Decree No. 1276; in numeral 2.2 of article 2 of Law No. 30637; and in numeral 2.1 of article 2 of Emergency Decree No. 032-2019. However, in the 2020 MEF Fiscal Report, these limits were updated to 10.7% of GDP for 2020 and 6.2% GDP in 2021, in accordance with the public spending measures under the pandemic and the projected 2021 budget. Finally, the 2020 deficit of 8.9% of GDP was lower than expected in these previous calculations.

In 2021, the non-financial public sector registered a deficit of U.S.$5.7 billion or 2.5% of GDP, a decrease of 6.4% compared to the deficit registered in 2020 relative to GDP. This reduction reflected, to a greater extent, the increase in current revenues of the government due to the recovery of economic activity, the favorable price cycle of export minerals and the collection of extraordinary revenues. Lower non-interest expenses following the easing of the COVID-19 restrictions and the primary surplus of state-owned enterprises, obtained mainly from the recovery of sales revenues, played a lesser role.

In 2022, the non-financial public sector registered a deficit of U.S.$4.2 billion or 1.7% of GDP, a decrease of 0.8% compared to the deficit registered in 2021 relative to GDP. This reduction reflected, to a greater extent, the increase in the current revenues of the government due to the recovery of economic activity and the favorable price cycle of export minerals and hydrocarbons in 2021 and the first months of 2022. Lower non-interest expenses, as a percentage of GDP, particularly its current component, following the withdrawal of expenditures related to COVID-19, played a lesser role. These dynamics were partially offset by lower primary results of state-owned enterprises and higher interest payments on public debt. During 2022, Petroperu faced liquidity problems. On May 12, 2022, through Emergency Decree No. 010-2022, extraordinary measures were approved, and an exceptional transitory financial support measure was granted in favor of Petroperu. Through this mechanism, a credit of U.S.$750 million was approved, as well as an exemption in the payment of certain tariffs and taxes associated with the purchases of crude oil and fuel products made by Petroperu.

Furthermore, on October 25, 2022, Emergency Decree No. 023-2022 approved additional measures, including: (i) a capital contribution from the Republic for up to S/4 billion and (ii) an additional credit line from Banco de la Nación for U.S.$500 million, guaranteed by the Peruvian government.

Since Petroperu’s liquidity improvement is still in progress, through Law No. 31640 (Ley de Endeudamiento del Sector Público para el Año Fiscal 2023), an extension of the payment deadlines set forth in Emergency Decrees No. 010-2022 and No. 023-2022 was granted, extending the deadline by which Petroperu must pay its debt until the end of 2024.

In 2023, the non-financial public sector registered a deficit of U.S.$6.9 billion or 2.8% of GDP, an increase of 1.1% compared to the deficit registered in 2022 relative to GDP. This increase reflected, to a greater extent, the contraction of economic activity, the decrease in imports, the lower prices of exports and a corresponding reduction in fiscal revenue for the national government. Greater interest payments on public debt also increased the deficit, which was partially offset by the phasing out of programs related to public health crises and the stabilization of fuel prices.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Primary balance (deficit):
Central government	(2,067)	(16,210)	(4,625)	(1,958)	(5,032)
Decentralized agencies	746	58	916	989	733
Local governments	1,044	2,094	1,114	1,045	1,153
State-owned enterprises	(290)	(920)	285	(414)	339
Primary NFPS	(567)	(14,978)	(2,310)	(338)	(2,807)
Interest payments:
External debt	1,021	962	1,218	1,524	1,796
Domestic debt	2,177	2,323	2,182	2,310	2,290
Total interest payments	3,197	3,285	3,401	3,833	4,086
Overall NFPS	(3,765)	(18,263)	(5,711)	(4,171)	(6,893)
Financing:
External	1,402	9,814	13,750	1,154	33
Domestic	2,342	8,434	(8,072)	2,989	6,841
Privatization	21	15	33	28	19
Total financing	3,765	18,263	5,711	4,171	6,893

(1)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)
(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Primary balance
Central government	(0.9)	(7.9)	(2.0)	(0.8)	(2.1)
Decentralized agencies	0.3	0.0	0.4	0.4	0.3
Local governments	0.4	1.0	0.5	0.4	0.5
State-owned enterprises	(0.1)	(0.4)	0.1	(0.2)	0.1
Primary NFPS	(0.2)	(7.3)	(1.0)	(0.1)	(1.1)
Interest payments:
External debt	0.4	0.5	0.5	0.6	0.7
Domestic debt	0.9	1.1	1.0	0.9	0.9
Total interest payments	1.4	1.6	1.5	1.6	1.7
Overall NFPS	(1.6)	(8.9)	(2.5)	(1.7)	(2.8)
Financing:
External	0.6	4.8	6.1	0.5	0.0
Domestic	1.0	4.1	(3.6)	1.2	2.8
Privatization	0.0	0.0	0.0	0.0	0.0
Total financing	1.6	8.9	2.5	1.7	2.8

___________

(1)	Preliminary data.

Source: Central Bank.

Central Government

Peru’s central government comprises the executive branch, including its ministries and other centralized agencies. Prior to January 1, 2003, the central government also included Peru’s 24 regional councils, whose representatives were appointed by the President, and public universities. As of January 1, 2003, the regional councils were replaced by 25 regional governments headed by elected officials. See “The Republic of Peru—History, Government and Political Parties—Government—Regional Governments.”

The government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

Between 2019 and 2023, total government revenues fluctuated from U.S.$38.0 billion, or 16.5% of GDP, in 2019, to U.S.$40.9 billion, or 16.7% of GDP, in 2023. During this period, tax revenues fluctuated from U.S.$33.2 billion in 2019, or 14.2% of GDP, to U.S.$33.0 billion, or 14.7% of GDP, in 2023. Compared to GDP registered in 2022, in 2023, total revenues decreased 2.4%, tax revenues decreased 2.1%, and non-tax revenues decreased 0.2%.

Government expenditures consist primarily of:

•	wages of public sector employees; transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

Between 2019 and 2023, total government expenditures, excluding interest payments on the government’s debt outstanding, fluctuated between U.S.$40.6 billion, or 17.4% of GDP, in 2019, to a high of U.S.$45.9 billion, or 18.8% of GDP, in 2023. In 2023, total government expenditures, excluding interest payments on the government’s debt, decreased in terms of percent of GDP 1.2%, as compared to that recorded in 2022. In 2023, total government expenditures were U.S.$49.7 billion, or 20.3% of GDP, compared to U.S.$52.2 billion, or 21.4% of GDP in 2022.

In 2019, the overall fiscal deficit reached U.S.$5.0 billion or 2.1% of GDP and tax collections total U.S.$33.2 billion or 14.2% of GDP, an increase of 4.3% as compared to 2018.

In 2020, the overall fiscal deficit reached U.S.$19.3 billion or 9.3% of GDP and tax collections totaled U.S.$26.6 billion or 12.9% of GDP, a decrease of 19.9% as compared to 2019.

In 2021, the overall fiscal deficit reached U.S.$7.7 billion or 3.4% of GDP and tax collections totaled U.S.$36.0 billion or 15.9% of GDP, an increase of 35.5% as compared to 2020.

In 2022, the overall fiscal deficit reached U.S.$5.4 billion or 2.2% of GDP and tax collections totaled U.S.$41.2 billion or 16.8% of GDP, an increase of 14.2% as compared to 2021.

In 2023, the overall fiscal deficit reached U.S.$8.8 billion or 3.6% of GDP and tax collections totaled U.S.$36.0 billion or 14.7% of GDP, an increase of 12.5% compared to 2022.

In 2019, the primary fiscal deficit was U.S.$2.1 billion or 0.9% of GDP, representing a decrease of 16.1% compared to the fiscal deficit in 2018. Fiscal revenue increased 4.9% compared to 2018 in nominal terms and there was an increase in revenue equivalent to 0.4% of GDP (16.1% of GDP in 2018 compared to 16.5% of GDP in 2019).

In 2020, the primary fiscal deficit was U.S.$16.2 billion or 7.9% of GDP, representing a decrease of 682.4% compared to the fiscal deficit in 2019. Fiscal revenue decreased 20.7% compared to 2019 in nominal terms and there was a decrease in revenue equivalent to 1.7% of GDP (16.5% of GDP in 2019 compared to 14.8% of GDP in 2020).

In 2021, the primary fiscal deficit was U.S.$4.6 billion or 2.0% of GDP, representing an increase of 71.5% compared to the fiscal deficit in 2020. Fiscal revenue increased 33.3% compared to 2020 in nominal terms and there was an increase in revenue equivalent to 3.2% of GDP (14.8% of GDP in 2020 compared to 18.0% of GDP in 2021).

In 2022, the primary fiscal deficit was U.S.$2.0 billion or 0.8% of GDP, representing an increase of 57.7% compared to the fiscal deficit in 2021. Fiscal revenue increased 14.9% compared to 2021 in nominal terms and there was an increase in revenue equivalent to 1.1% of GDP (18.0% of GDP in 2021 compared to 19.1% of GDP in 2022).

In 2023, the primary fiscal deficit was U.S.$5.0 billion or 0.8% of GDP, representing a decrease of 157.0% compared to the fiscal deficit in 2022. Fiscal revenue decreased 12.6% compared to 2022 in nominal terms and there was a decrease in revenue equivalent to 2.4% of GDP (19.1% of GDP in 2022 compared to 16.8% of GDP in 2023).

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	13,196	10,905	14,138	18,250	15,367
Capital gains tax	0	0	0	0	0
Taxes on goods and services:	21,502	17,800	22,475	25,404	22,698
General sales tax	19,039	15,823	20,121	23,048	20,416
Excise taxes	2,463	1,977	2,354	2,356	2,282
Import tariffs	427	331	377	471	379
Other taxes	(1,943)	(2,446)	(958)	(2,968)	(2,441)
Total tax revenue	33,183	26,590	36,034	41,157	36,002
Non-tax revenue(2)	4,821	3,807	4,582	5,667	5,145
Total current revenue	38,004	30,397	40,616	46,824	41,146
Capital revenue	485	132	78	(54)	(266)
Total fiscal revenue	38,489	30,529	40,694	46,770	40,880
Expenditures:
Current non-financial expenditures:
Wages and salaries	12,115	12,471	11,678	11,968	12,710
Goods and services	9,344	9,225	10,360	10,789	10,568
Current transfers	9,898	17,131	13,978	14,322	11,807
Total current non-financial expenditures	31,357	38,827	36,016	37,080	35,085
Capital expenditures:
Fixed investment	5,249	4,375	5,277	5,906	6,743
Other	3,949	3,536	4,027	5,742	4,085
Total capital expenditures	9,198	7,911	9,303	11,648	10,828

Total expenditures	40,556	46,738	45,319	48,728	45,912
Total expenditures + interest	43,470	49,775	48,406	52,228	49,674
Fiscal balance:
Primary fiscal balance (deficit)	(2,067)	(16,210)	(4,625)	(1,958)	(5,032)
Interest	2,914	3,037	3,087	3,500	3,761
Overall fiscal balance (deficit)	(4,981)	(19,246)	(7,712)	(5,458)	8,793
Financing:
Foreign financing	477	9,183	13,581	1,005	(513)
Domestic financing	4,483	10,048	(5,901)	4,425	9,288
Privatization	21	15	33	28	19
Total financing	4,981	19,246	7,712	5,458	8,793

______________

(1)	Preliminary data.

(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts(1)
(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	5.7	5.3	6.2	7.5	6.3
Capital gains tax	0.0	0.0	0.0	0.0	0.0
Taxes on goods and services:	9.2	8.6	9.9	10.4	9.3
General sales tax	8.2	7.7	8.9	9.4	8.4
Excise taxes	1.1	1.0	1.0	1.0	0.9
Import tariffs	0.2	0.2	0.2	0.2	0.2
Other taxes	(0.8)	(1.2)	(0.4)	(1.2)	(1.0)
Total tax revenue	14.2	12.9	15.9	16.8	14.7
Non-tax revenue(2)	2.1	1.8	2.0	2.3	2.1
Total current revenue	16.3	14.7	17.9	19.1	16.8
Capital revenue	0.2	0.1	0.0	0.0	(0.1)
Total fiscal revenue	16.5	14.8	18.0	19.1	16.7
Expenditures:
Current non-financial expenditures:
Wages and salaries	5.2	6.0	5.2	4.9	5.2
Goods and services	4.0	4.5	4.6	4.4	4.3
Current transfers	4.3	8.3	6.2	5.9	4.8
Total current non-financial expenditures	13.5	18.8	15.9	15.2	14.4
Capital expenditures:
Fixed investment	2.3	2.1	2.3	2.4	2.8
Other	1.7	1.7	1.8	2.3	1.7
Total capital expenditures	3.9	3.8	4.1	4.8	4.4
Total expenditures	17.4	22.7	20.1	19.9	18.8
Total expenditures + interest	18.6	24.2	21.4	21.3	20.3
Fiscal balance:
Primary fiscal balance (deficit)	(0.9)	(7.9)	(2.0)	(0.8)	(2.1)
Interest	1.2	1.5	1.4	1.4	1.5
Overall fiscal balance (deficit)	(2.1)	(9.3)	(3.4)	(2.2)	(3.6)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Financing:
Foreign financing	0.2	4.5	6.0	0.4	(0.2)
Domestic financing	1.9	4.9	(2.6)	1.8	3.8
Privatization	0.0	0.0	0.0	0.0	0.0
Total financing	2.1	9.4	3.4	2.2	3.6

______________

(1)	Preliminary data.

(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)
(as a percentage of total tax revenue)

	For the year ended December 31,
	2019(1)	2020(1)	2021(1)	2022(1)	2023(1)
Income Tax:
Individual	12.1	13.1	11.2	10.7	11.4
Corporate	20.9	22.0	20.8	23.3	24.0
Clearing	5.6	4.8	6.3	9.3	6.3
Total income tax	38.7	40.0	38.3	43.4	41.6

Taxes on goods and services:
General Sales Tax	55.8	58.0	54.6	54.8	55.3
Selective Consumption Tax:
Fuel tax	2.8	3.1	2.5	1.9	2.3
Other	4.4	4.1	3.8	3.7	3.9
Total Selective Consumption Tax	7.2	7.2	6.4	5.6	6.2
Total taxes on goods and services	63.0	65.2	60.9	60.4	61.4
Import tariffs	1.3	1.2	1.0	1.1	1.0
Other taxes(2)	12.9	11.6	13.5	11.0	11.8
Tax refund	(15.9)	(18.0)	(13.8)	(15.9)	(15.9)
Total	100.0	100.0	100.0	100.0	100.0

______________

(1)       Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.
Source: Central Bank.

(2)       Includes tax revenue corresponding to property taxes.

Income Taxes

The current income tax law is structured over the basis of five income categories. First and Second category income comprises income from capital gains, fourth and fifth category income comprises income from labor, and third category income is related to corporate income.

Income from capital gains is subject to a rate of 6.25% applied over reported net income. In calculating the net income, a fixed deduction of 20% from the gross income is allowed. First category income is the one received by individuals from the lease of movable and fixed property located within Peru. Second category income is the result of capital gains.

Employment income (which may result from employed or self-employed work) is subject to the following tax rates effective as of the 2023 tax year:

Personal Annual Income (in UIT(1))	2023(%)
Up to 5	8
Between 5-20	14
Between 20-35	17
Between 35-45	20
Greater than 45	30

_____________

(1)	UIT is an annual reference index used for tax purposes. For 2023, the UIT was equivalent to S/4,950.0, or approximately U.S.$1,290.7. For 2024, the UIT was equivalent to S/5,150.0, or approximately U.S.$1,342.9.

Source: Ministry of Economy and Finance.

The dividends which are capital gains are taxed at a rate of 5%.

Peru treats capital gains as ordinary income for tax purposes. The income tax rate for enterprises legally regarded as located in Peru is 29.5% effective as of fiscal 2017, which applies to net worldwide income. Companies also pay the Temporary Net Asset Tax (ITAN) which is applied at a rate of 0.4% on assets exceeding S/1.0 million, or approximately U.S.$0.3 million.

Furthermore, there are other specific exemptions that apply to certain industries and regions.

Capital Gains Tax

Peru treats all capital gains as ordinary income for tax purposes. In the past, a significant source of capital income was exempt from the tax base.

As of 2016, the following sources of income are no longer exempt:

•	capital gains from the transfer of equities, shares, corporate bonds and other securities;

•	interest generated from securities such as corporate bonds, certificates of deposit and mortgage loans;

•	yields from participations in mutual funds and investment funds;

•	interest received by corporations from deposits in the financial system; and

•	yields from voluntary contributions to pension funds.

Nevertheless, some exemptions remain effective. For instance, interest by individuals from their deposits in the financial system and yields from mandatory contributions to pension fund administrators remain exempt. Current exemptions are scheduled to be effective through 2018.

Value-Added Tax

Effective as of March 1, 2011, Peru imposed an 18.0% value-added tax called the Impuesto General a las Ventas, or IGV, that is applicable to:

•	the sale or import of movable personal property within Peru;

•	the rendering or use of services in Peru;

•	construction agreements; and

•	the first transfer of real estate by a builder.

Each party in the chain of production generally collects the IGV tax from its customer and pays SUNAT the difference between the tax paid to its suppliers and the tax collected from its customers. For imports of goods, the taxable base is the cost, insurance and freight price plus customs duties, surcharges and excise tax paid on those goods.

Some products and services are currently exempt from payment of the IGV, such as fishmeal, various agricultural products, including potatoes, tomatoes, beans, coffee, tea, cocoa and wheat, urban public and cargo transport, financial services, live entertainment and some medicines for cancer, HIV/AIDS and diabetes treatment. Peru also applies a special exemption for purchases made as part of the development of natural resources.

The IGV does not apply to the export of goods or services or construction contracts performed abroad. Exporters are reimbursed any portion of the IGV they pay on the purchase of goods and services they export and can apply those refunds as credits to offset the IGV or income tax liabilities.

A 2% tax known as the Impuesto de Promoción Municipal, or Municipal Development Tax, is also imposed, which is included in the IGV.

Excise Tax

Peru applies an excise tax on selected goods and on gambling activities. The following table shows the tax rates applicable to selected goods as of January 29, 2024.

Product	Rate (%)
Soda (containing between 0.5 gr. and less than 5 gr. per 100 ml.)	25.0
Gambling	10.0
New cars	10.0
Used cars	30.0
Ethyl alcohol	20.0
Cigarettes	S/0.37 per unit
Horse races	2.0
Beer per liter	2.51

_____________

Source: Ministry of Economy and Finance.

In the case of Pisco, an alcoholic beverage, the applicable tax is S/2.48 per liter.

Peru also imposes an excise tax on fossil fuel products. The tax is levied on the volume sold or imported, expressed in units of measurement established by the Ministry of Economy and Finance. The following table shows the tax rates currently applicable to selected fuel products.

S/ per
Fuel	gallon(1)
Gasoline:
less than 84 octane	1.27
from 84–89 octane	1.22
from 90–94 octane	1.16

from 95–97 octane	1.13
greater than 97 octane	1.13
Kerosene	1.93
Gas oil	1.58
Diesel B2	1.70
Residual 6	0.92

______________

(1)	As of December 2023.

Source: Ministry of Economy and Finance.

On May 9, 2018, the Ministry of Economy and Finance, approved the Supreme Decree No. 095-2018-EF which amended the selective tax for consumption (ISC), and which would be implemented from January 1, 2019. The measures implemented are the following:

New and used vehicles

The supreme decree is encouraging the use of less polluting vehicles and the renewal of the fleet. For this reason, the supreme decree establishes that new vehicles for transport of passengers having some hybrid mechanism as gas or electric will not pay taxes and new vehicles that use petroleum-based products will have a tax rate of only 10%. Conversely, it discourages the use of gasoline vehicles that will have a 40% tax rate. Also, new vehicles that use diesel or semi-diesel will have a 20% tax rate, while used vehicles will apply a rate of 40%. In addition, pick-up trucks will not pay tax for being a capital good.

On January 29, 2024, the Ministry of Economy and Finance approved Ministerial Resolution No. 030-2024-EF/15, which amended the selective tax for consumption (“ISC”) and was implemented on March 1, 2024. The measures implemented are the following:

Alcoholic beverages

The recent modification of the ISC for alcoholic beverages seeks: (i) to disincentivize consumption of these drinks, and (ii) to provide a greater progressivity to the value tax. Therefore, spirits having between 0 and 6 degrees of concentration of alcohol will be subject to the ISC of S/1.33 per liter produced, between 6 and 12 degrees of concentration of alcohol will be subject to the ISC of S/2.68 per liter and between 12 and 20 degrees of concentration of alcohol will be subject to the ISC of S/2.89 per liter.

For liquors with higher concentration of alcohol which exceed 20 degrees, they will be subject to the ISC of S/3.97 per liter.

Fuels

In the case of the ISC for fuels, the adjustments were made to reflect their degree of harmfulness. With this measure, the regulations seek to correct the existing distortion requiring gasohol of 97 octane to pay more ISC than diesel, as the latter is a more noxious fuel.

Financial Transactions Tax

On March 1, 2004, a financial services transaction tax, or ITF, became effective. The ITF is a levy applicable to almost all banking transactions, including transfers and foreign exchange transactions, as well as certain non-banking transactions such as transfers made by fund transfer companies. Although the ITF was initially set at 0.15%, the government proposed in early March 2004 to decrease the rate. On March 25, 2004, Congress approved the government’s proposal, effective March 27, 2004, to set the rate at 0.10% through the end of 2004, decreasing to 0.08% during 2005. In late 2006, the government established a schedule that gradually decreased the rate to 0.05% in 2010. On February 20, 2011, Congress approved, effective April 1, 2011, to decrease the rate to 0.005%, which is the current applicable ITF rate on financial transactions.

Royalty Fee

In September 2011, the Mining Royalty Law, Law No. 28258, was amended by Law No. 29788 to increase the tax payable on metallic and non-metallic mineral resources. Effective October 1, 2011, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with the statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case, during the applicable quarter. The royalty rate applied to the company’s operating profit is based on its operating profit margin and the rate ranges from 1% to 12%.

In addition, there is a royalty fee on hydrocarbons which is calculated according to the value of the hydrocarbon produced and is established on each exploration and production contract.

Special Mining Tax

In September 2011, Congress passed Law No. 29789 that institutes a special mining tax on the operating profits of mining companies that results from the sale of metallic mining products, self-consumption or unauthorized withdrawals of such products. The special mining tax rate ranges from 2% to 8.40%, depending on the subject company’s quarterly operating profit margin.

Tax Amnesty

There have been no tax amnesties in the five-year period ended December 31, 2011. However, in December 2009, Congress passed Law No. 29482 in order to exempt from income tax those economic activities performed between 2,500 and 3,200 meters above sea level. The exemption lasted ten years and it excluded mining activities and those activities performed in capital cities.

International Tax Treaties

Peru has entered into tax treaties in order to avoid double taxation with Chile, Canada, Brazil, the Andean Community (Ecuador, Colombia and Bolivia), Mexico, South Korea, Switzerland and Portugal.

Deduction of three Tax Units (UIT)

On May 12, 2017, the Resolution of Superintendent No. 123-2017/SUNAT was published. This resolution sets forth guidelines for what constitutes adequate proof of payment for the deductibility of personal expenses in payment of the income tax. In this sense, the self-employed (which issued receipts for fees) or dependent, for purposes of the tax determination of the income tax for year 2018 and thereafter, may credit the following concepts as additional expenses in the determination of the tax to pay up to three UIT (approximately U.S.$4,028.7):

•	30.0% corresponding to leasing and subleasing;

•	30.0% corresponding to fourth category services; 100% corresponding to contributions of ESSALUD of home workers;

•	30.0% corresponding to fourth category of medical and dental care service; or/and

•	100% for first home mortgage interest.

In addition, on December 28, 2018, the Resolution of Superintendent No. 303-2018/SUNAT was published and established that for purposes of income tax determination corresponding to year 2019 and thereafter, first home mortgage interests shall not be considered for purposes of the above mentioned deductions.

2024 Budget

On December 6, 2023, the Peruvian Congress approved the 2024 budget through the passage of Law No. 31953. The budget for 2024 is S/240.8 billion, a 12.1% increase compared to the 2023 budget, which was S/214.8 billion.

The following table summarizes the principal assumptions on which the 2024 budget is based and the current application of the budgeted funds:

Principal Budgetary Assumptions for 2024

Real GDP growth	3.0%
(Cumulative) inflation	3.0%
Average exchange rate	S/3.74 per U.S. dollar

___________

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2024 budget includes the following:

•	fiscal revenues of S/156.9 billion, or approximately U.S.$40.9 billion;

•	public expenditures of S/209.4 billion, or approximately U.S.$54.6 billion; and

•	an overall non-financial public sector deficit of S/21.9 billion, or approximately U.S.$5.7 billion, or 2.0% of projected 2024 GDP.

The following table sets forth the budgeted expenditures for the 2024 budget:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	90,654	38,222	19,349	148,225
Capital investments	35,091	14,231	14,894	64,216
Debt services	27,573	293	499	28,365
Total expenditures	153,318	52,746	34,742	240,806

_____________

Source: Ministry of Economy and Finance.

The following table sets forth the assumed sources of revenue for purposes of the 2024 budget:

Amount
(in millions of soles)
Tax revenue	156,895
Administrative and governmental fees	8,058
Third-party credit sources	29,384
Donations and transfers	1,292
Other(1)	45,177
Total	240,806

_____________

(1) Includes Recursos Determinados.

Source: Ministry of Economy and Finance.

Social Security

Peru has a two-tiered pension system. The public pension system is a pay-as-you-go system by which current social security contributions are used to pay benefits currently provided by the government. This system requires that the government contribute to finance pension payments. In 1992, the government created the Private Pension System, through the licensing of AFPs, as an alternative to the public pension system.

The public pension system has two components:

•	the general pay-as-you-go-system, which applies to the general population and is administered by the ONP; and

•	the special public sector regimes for the military, police, teachers, various judges and magistrates, other special segments of the population and other public servants.

The public sector has two pension reserve funds funded by privatization receipts:

•	the Fondo Consolidado de Reservas Previsionales, or Consolidated Reserve Fund, an autonomous fund with resources earmarked to meet public pension obligations falling due over the medium- and long-term; and

•	the Fondo Nacional de Ahorro Público, or National Public Savings Fund, the objective of which is to provide supplemental pensions to all low-income pensioners in the public pension system.

As of December 31, 2014, there were four AFPs in the Private Pension System. New entrants to the labor market are automatically enrolled in an AFP unless they elect to enroll in the public pension system within ten days of employment. Workers may leave the public pension system for an AFP at any time but once they leave, they cannot re-enroll in the public pension system, except as described below. To compensate individuals who switch to the AFPs for pension rights they had accumulated while participating in the public pension system, the government has authorized the issuance of recognition bonds. Recognition bonds are transferable, zero-coupon bonds indexed to the CPI and redeemable at retirement.

To provide an incentive for individuals to join AFPs and to discourage participation in the public pension system, the government increased the public pension system contribution rate from 3.0% to 11.0% in 1995 and 13% in 1997. In 2019, Congress approved an increase of the minimum monthly pension in the public pension system from S/415.0 to S/500.0. As of December 31, 2023, the Private Pension System contribution rate was 6.8%. Workers become eligible to receive benefits at age 65.

In November 2004, Congress enacted a constitutional reform to unify the administration of public pensions, reduce the financial deficits of the pension funds and improve its distributions to different economic classes. The indexed pension scheme that allowed certain retired government employees to receive a life pension equal to the salary of a worker currently serving in the retiree’s former post or one equivalent to it was eliminated and pension caps were established.

In March 2007, Congress enacted a law to reform the affiliation and return to the public pension system process, with the aim that people who left the public pension system for an AFP, or chose an AFP from the start, and would consequently receive a lower pension, were allowed to return or transfer to the public pension system. Accordingly, this law regulates the conditions under which a person may choose to return or transfer to the public pension system and provides mechanisms for making that an informed decision. The estimated cost of this reform for Peru was approximately U.S.$2.1 billion in actuarial present value. This amount was calculated for 410,000 people and considered greater social security costs to the public pension system due to people who return or transfer to it from the Private Pension System, the payment of additional pensions and the financial costs of advancing recognition bonds under the exceptional regime of early retirement. As of December 31, 2023, 171,246 people have returned to the public pension system.

On September 23, 2013, Law No. 30082 became effective as an amendment to Law No. 29903 – Ley de Reforma del Sistema Privados de Pensiones, that provides for the voluntary inclusion in the pension plan of an employer of independent workers who are under 40 years of age.

Between 2020 and 2022, the executive branch and the Congress authorized six extraordinary withdrawal programs for members of the Private Pension System. As of December 2022, these programs involved the withdrawal of S/87,937 million from pension funds, which was carried out by 6,133,003 affiliates. In April 2020, Emergency Decrees No. 34-2020 and No. 38-2020 authorized the withdrawal of up to S/2,000.0 from the individualized capitalization account (“CIC”) of the Pension Fund Administrators. In May 2020, Law No. 31017 was published in the Official Gazette, which authorized members of the Private Pension System to withdraw up to 25.0% of the total balance of their CIC, with a maximum amount equivalent to three UIT and a minimum amount equivalent to one UIT. In November 2020, Law No. 31068 authorized extraordinary withdrawal of funds in the Private Pension System up to four UIT from CIC. In May 2021, Law No. 31192 authorized an additional withdrawal of up to four UIT from the CIC.

On May 21, 2022, Law No. 31478 was published, providing affiliates of the Private Pension System with the option to withdraw, in extraordinary circumstances, up to four UIT (S/18,400.0, equivalent to approximately U.S.$5,073.0). As a result, 3.1 million affiliates submitted withdrawal requests that totaled S/21,994.0 million.

Withdrawals through Laws No. 31017, 31192 and 31478 did not establish requirements for access to retirement savings, while withdrawals authorized by Emergency Decrees No. 34-2020 and No. 38-2020, and Law No. 31068 established requirements related to the number of months without making contributions and were oriented to lower income-members of the Private Pension System.

The distribution of the outflows from the Private Pension System was as follows: S/32,219 million were withdrawn pursuant to Law No. 31192 (37% of the total); S/21,994 million were withdrawn pursuant to Law No. 31478 (25% of the total); S/19,647 million were withdrawn pursuant to Law No. 31017 (22% of the total); S/9,016 million were withdrawn pursuant to Law No. 31068 (10% of the total); S/2,966 million were withdrawn pursuant to Emergency Decree No. 34-2020 (3% of the total); and S/2,094 million were withdrawn pursuant to Emergency Decree No. 38-2020 (3% of the total).

Of those who withdrew from the Private Pension System, 61% were men and the remaining 39% were women, with 67% and 33%, respectively, of the total amount withdrawn.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the government, the Central Bank and public sector entities.

External Debt

As of December 31, 2023, taking into account swap agreements, 48.1% of public debt was denominated in soles. As of December 31, 2023, public external debt totaled U.S.$46.0 billion, or 17.2% of GDP, compared to U.S.$46.2 billion, or 18.9% of GDP, as of December 31, 2022.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt
(in millions of U.S. dollars, except for percentages)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Public sector external debt	22,554	32,455	45,533	46,194	46,026
Total public sector external debt as % of GDP(1)	9.7	15.7	20.1	18.9	17.2
Total public sector external debt as % of total exports(1)	47.0	75.8	72.1	69.8	68.2

_______________

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Public sector external debt(1)	(22,554)	(32,455)	(45,533)	(46,194)	(46,026)
Gross international reserves of the Central Bank	68,316	74,707	78,495	71,883	71,033
Public sector external debt, net of reserves	45,762	42,252	32,962	25,690	25,007

____________

(1)       Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

Peru’s credit ratings are as follows as of September 27, 2024:

•	Fitch: long term foreign currency issuer default rating at BBB (outlook negative);

•	Standard & Poor’s: long term foreign currency credit rating at BBB- (outlook stable); and

•	Moody’s: long term foreign currency bonds rating at Baa1 (outlook stable).

On September 20, 2024, Moody’s reaffirmed Peru’s long-term foreign currency issuer default rating at Baa1 and changed the outlook from negative to stable. On April 26, 2024, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative. On April 25, 2024, S&P Global Ratings downgraded the long-term foreign currency sovereign credit rating for Peru from BBB to BBB- and changed the outlook from negative to stable.

A Fitch’s BBB rating indicates that expectations of default are currently low. The capacity for payment of financial commitments is considered adequate but adverse business and economic conditions are more likely to impair this capacity. This is the second notch in investment grade category. A Fitch outlook indicates the direction in which a rating is likely to move over a one to two-year period. Outlooks may be “positive,” “stable” or “negative.” A positive or negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “stable” could be upgraded or downgraded before an outlook moves to positive or negative if circumstances warrant such an action. On November 10, 2011, Fitch upgraded Peru’s long term foreign currency debt rating from BBB- to BBB with an outlook of stable. On October 23, 2013, Fitch further upgraded Peru to BBB+ with “stable” outlook. On March 24, 2017, Fitch reaffirmed its rating and outlook (BBB+; outlook stable). On September 27, 2018, Fitch reaffirmed its rating and outlook (BBB+; outlook stable). On March 28, 2019, Fitch reaffirmed its rating and outlook (BBB+; outlook stable). On December 15, 2020 Fitch reaffirmed its rating (BBB+) but changed the outlook from stable to negative. On October 14, 2021, Fitch downgraded Peru’s long term foreign currency issuer default rating to BBB from BBB+, upgrading the outlook from negative to stable. On April 29, 2022, Fitch affirmed its BBB long-term foreign currency sovereign credit rating on Peru; the outlook remained stable. On October 20, 2022, Fitch reaffirmed Peru’s long term foreign currency issuer default rating at BBB but changed the outlook from stable to negative. On April 28, 2023, Fitch affirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative. On October 25, 2023, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative. On April 26, 2024, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, maintaining the outlook as negative.

A Standard & Poor’s BBB- rating indicates that an obligor exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Securities rated in this category are investment grade. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “positive” means that a rating may be raised; however, an outlook is not necessarily a precursor of a rating change. On August 30, 2011, Standard & Poor’s upgraded Peru’s long-term foreign currency debt rating from BBB- to BBB with an outlook of stable. On August 19, 2013, Standard & Poor’s further upgraded Peru to BBB+ with an outlook of stable. On June 14, 2017, Standard & Poor’s reaffirmed its rating and outlook (BBB+; outlook stable). On June 15, 2018, Standard & Poor’s reaffirmed its rating and outlook (BBB+; outlook stable). On November 24, 2020, Standard & Poor’s reaffirmed its rating and outlook (BBB+; outlook stable). On October 15, 2021, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru; but changed the outlook from stable to negative. On March 18, 2022, S&P Global Ratings downgraded Peru’s long-term foreign currency sovereign credit rating to BBB, from BBB+, upgrading the outlook from negative to stable. On October 25, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, maintaining the outlook as stable. On December 12, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, downgrading the outlook from stable to negative. On April 25, 2024, S&P Global Ratings downgraded the long-term foreign currency sovereign credit rating of Peru from BBB to BBB- and changed the outlook from negative to stable.

A Moody’s Baa1 rating indicates that obligations are judged to be subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. This is the third lowest investment grade category. Securities rated in this category are investment grade. The modifier 1 indicates a high-range ranking in the Baa generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: “Positive,” “Negative,” “Stable” or “Developing” (contingent upon an event). On July 2, 2014, Moody’s upgraded Peru’s foreign currency rating from Baa2 to A3 with an outlook of stable. On August 23, 2017, Moody’s reaffirmed its rating and outlook (A3; outlook stable). On August 28, 2018, Moody’s reaffirmed its rating and outlook (A3; outlook Stable). On June 25, 2019, Moody’s affirmed Peru’s A3 ratings and maintained stable outlook. On May 21, 2021 Moody’s reaffirmed Peru’s A3 rating but changed the outlook from stable to negative. On September 1, 2021, Moody’s changed Peru’s A3 rating to Baa1, upgrading the outlook from negative to stable. On January 31, 2023, Moody’s reaffirmed Peru’s Baa1 rating, but changed the outlook from stable to negative. On September 20, 2024, Moody’s reaffirmed Peru’s Baa1 rating and changed the outlook from negative to stable.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Peru’s current ratings and the rating outlooks currently assigned to Peru are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

During the period from 2019 to 2023, multilateral debt represented, on average, 19.5% of Peru’s public sector external debt. Peru’s principal multilateral creditors are the World Bank, representing, on average, 52.0% of outstanding multilateral debt each year from 2019 to 2023, and the IADB, representing, on average, 31.7% of outstanding multilateral debt each year from 2019 to 2023. Loans from the World Bank have funded irrigation, agriculture, poverty reduction, improvement of basic services, education, health reform, technology and innovation and transportation projects. Loans from the IADB have been used to fund projects relating to poverty reduction, education, financial-sector reform, entrepreneurship, environment, state modernization, economic reactivation and competitiveness.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders
(in millions of U.S. dollars)

	For the year ended December 31,
	2019	2020	2021	2022	2023
World Bank:
Disbursements minus principal amortizations	420	1,877	1,244	175	458
Disbursements minus principal, interest, and commissions	367	1,831	1,203	94	160
IADB:
Disbursements minus principal amortizations	(81)	442	1,054	499	321
Disbursements minus principal, interest, and commissions	(140)	409	1,020	422	106

_________________

Source: Ministry of Economy and Finance (Dirección General del Tesoro Público, or General Directorate of Public Treasury).

The following is a brief overview of the principal debt incurrences by Peru. See “Annex A—Republic of Peru: Global Public Sector External Debt” for further information regarding Peru’s debt outstanding as of December 31, 2023.

•	On July 31, 2019, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$16.8 million, to finance support programs for sustainability of biodiversity in the San Martín, Loreto and Madre de Dios ecosystems and the improvement of environmental information for the mapping of deforestation in the Amazon forests of Peru.

•	On November 27, 2019, Peru entered into a loan agreement with IBRD, in an aggregate amount of U.S.$85.0 million, to fund the modernization of the judicial system under the program “Programa de Mejoramiento de los Servicios de Justicia no Penales a través de la implementación del Expediente Judicial Electrónico.”

•	On May 22, 2020, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$50.0 million, to fund municipal planning projects in the provinces Chiclayo, Lambayeque, Lima and Piura.

•	On June 1, 2020, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$93.0 million to fund the infrastructure project COSAC I from Estación el Naranjal to Av. Chimpu Ocllo, Comas and Carabayllo Districts, Lima.

•	On June 16, 2020, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$50.0 million to fund production standards under human capital and productivity programs.

•	On June 30, 2020, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$100.0 million to fund an urban water management project in Cuzco, Wanchaq, Santiago and San Sebastian at Cuzco Province and the districts of Zarumilla and Aguas Verdes at the Zarumilla Province.

•	On July 1, 2020, Peru entered into a loan agreement with International Fund for Agricultural Development (IFAD) in an aggregate amount of U.S.$24.0 million to finance local public services.

•	On July 8, 2020, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$100.0 million to finance the modernization of the criminal justice system.

•	On July 16, 2020, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$36.3 million to finance the modernization of the first emergency response system.

•	On December 10, 2020, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$50.0 million to finance a program for the development of human resources.

•	On March 10 and March 11, 2021, Peru issued U.S.$4.0 billion U.S. dollar-denominated bonds and U.S.$825 million euro-denominated bonds, respectively, the proceeds will be used to finance general budgetary requirements for fiscal year 2021.

•	On April 12, 2021, Peru entered into a contingent loan agreement with IADB in an aggregate amount of U.S.$400.0 million to finance a set of programs for reforms aimed at economic recovery.

•	On May 18, 2021, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$114.3 million to partially finance the Road Infrastructure for Regional Competitiveness Program.

•	On May 18, 2021, Peru entered into a loan agreement with CAF in an aggregate amount of U.S.$233.3 million to partially finance the Road Infrastructure for Regional Competitiveness Program.

•	On June 3, 2021, Peru entered into a contingent loan agreement with CAF in an aggregate amount of U.S.$350.0 million to finance additional measures to manage the effects of COVID-19.

•	On June 8, 2021, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$750.0 million to finance additional measures to manage the effects of COVID-19.

•	On June 30, 2021, Peru entered into a contingent loan agreement with IADB in an aggregate amount of U.S.$600.0 million to finance the improvement of social policies to support low-income citizens and households.

•	On July 16, 2021, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$350.0 million to finance a set of programs aimed at improving human capital and resources.

•	On July 23, 2021, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$100.0 million to partially finance the Innovation, Technologic Modernization and Entrepreneurship Program.

•	On July 26, 2021, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$74.0 million to partially finance the Investment, Improvement of the Financial Administration of the Public Sector Project through digital transformation.

•	On November 2 and November 17, 2021, Peru issued U.S.$4.0 billion U.S. dollar-denominated bonds and U.S.$1.0 billion euro-denominated bonds respectively, the proceeds will be used to finance general budgetary requirements for fiscal year 2021 and to pre-finance the financial requirements for 2022.

•	On December 14, 2021, Peru entered into a loan agreement with KfW in an aggregate amount of €350.0 million to finance a program to address the sanitary emergency due to COVID-19.

•	On December 23, 2021, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$68.0 million to partially finance the Improvement and Expansion of the Services provided by the National Public Health Surveillance System investment project.

•	On December 28, 2021, Peru entered into a contingent loan agreement with IADB in an aggregate amount of U.S.$500.0 million addressed to the fiscal and economic recovery of Peru support program.

•	On February 25, 2022, Peru entered into a loan agreement with the IBRD in an aggregate amount of U.S.$70.0 million to partially finance the Investment Transmission Plan and COVID-19 Economic Recovery Program.

•	On May 18, 2022, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$100.0 million to partially finance the project “Improvement and Expansion of Computer Telephony Integration services to strengthen the National Science, Technology and Innovation System.”

•	On July 14, 2022, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$500.0 million to cover the acquisition cost of COVID-19 vaccines.

•	On December 2, 2022, Peru entered into a contingent, unrestricted loan agreement with CAF in an aggregate amount of U.S.$120.0 million for supporting and strengthening the health systems in the context of the pandemic in Peru.

•	On January 3, 2023, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$150.0 million to partially finance the Investment Program “Integrated Rural Water and Sanitation Program Phase II - PIASAR II.”

•	On March 1, 2023, Peru entered into a contingent loan agreement with IBRD in an aggregate amount of U.S.$750.0 million under the Deferred Drawdown Option – DDO modality, which is referred to as the “Sustainable Growth and Finance Program.”

•	On December 4, 2023, Peru entered into a contingent loan agreement with CAF in an aggregate amount of U.S.$500.0 million, which is referred to as the “Contingent Loan Program in the Framework of the Sustainable Post-COVID-19 Reactivation of Peru.”

•	On December 20, 2023, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$350.0 million to finance the project “Expansion and improvement of drinking water and sewage services in the city of Juliaca – Puno.”

During 2023, disbursements from Peru’s available debt facilities included U.S.$0.45 billion for specific projects and U.S.$0.14 billion balance of payment support and U.S.$1.42 billion from contingent credit lines.

As of December 31, 2023, outstanding public sector external debt decreased to approximately U.S.$46.0 billion, equivalent to 17.2% of GDP, an a decrease of U.S.$0.2 billion compared to debt outstanding as of December 31, 2022. This decrease resulted primarily from a lower amount of debt for bonds, which decreased from U.S.$33.9 billion in 2022 to U.S.$32.3 billion in 2023.

As of July 31, 2024, the external debt of the public sector was U.S.$45.0 billion and the internal debt of the public sector was U.S.$44.1 billion.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Official creditors:
Multilateral debt:
IADB	1,168	1,610	2,664	3,163	3,481
World Bank	1,564	3,441	4,685	4,860	5,286
IFAD	48	54	54	51	55
IMF	—	—	—	—	—
OPEC(2)	—	—	—	—	—
CAF	1,065	1,019	1,220	1,194	1,485
Other	—	—	—	—	—
Total multilateral debt	3,846	6,125	8,623	9,269	10,306
Bilateral debt:
Paris Club	788	1,101	1,016	1,358	1,516
United States	24	22	20	18	16
Latin America	—	—	—	—	—
East European countries and China	—	—	—	—	—
Japan (Paris Club)	431	446	318	232	213
Other countries	—	—	—	—	—
Total bilateral debt	1,243	1,569	1,354	1,608	1,746
Total official debt	5,089	7,694	9,976	10,876	12,052
Private creditors:
Banking	1,326	1,381	1,300	1,379	1,677
Suppliers	2	—	—	—	—
Total debt with private creditors	1,328	1,381	1,300	1,379	1,677
Bonds:
Brady + Global Bonds	16,137	23,381	34,257	33,939	32,297
Total bond	16,137	23,381	34,257	33,939	32,297
Total public sector external debt	22,554	32,455	45,533	46,194	46,026

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(1)       Medium- and long-term debt, excluding IMF financing.

(2)       Organization of Petroleum Exporting Countries.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

Public Sector External Debt by Creditor(1)
(as a percentage of total public sector external debt)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Official creditors:
Multilateral debt:
IADB	5.2	5.0	5.9	6.8	7.6
World Bank	6.9	10.6	10.3	10.5	11.5
IFAD	0.2	0.2	0.1	0.1	0.1
IMF	—	—	—	—	—
OPEC(2)	—	—	—	—	—
CAF	4.7	3.1	2.7	2.6	3.2
Other	—	—	—	—	—
Total multilateral debt	17.1	18.9	18.9	20.1	22.4
Bilateral debt:
Paris Club	3.5	3.4	2.2	2.9	3.3
United States	0.1	0.1	—	—	—
Latin America	—	—	—	—	—
East European countries and China	—	—	—	—	—
Japan (Paris Club)	1.9	1.4	0.7	0.5	0.5
Other countries	—	—	—	—	—
Total bilateral debt	5.5	4.8	3.0	3.5	3.8
Total official debt	22.6	23.7	21.9	23.5	26.2
Private creditors:
Banking	5.9	4.3	2.9	3.0	3.6
Suppliers	—	—	—	—	—
Total debt with private creditors	5.9	4.3	2.9	3.0	3.6
Bonds:
Brady + Global Bonds	71.6	72.0	75.2	73.5	70.2
Total bond	71.6	72.0	75.2	73.5	70.2
Total public sector external debt	100.0	100.0	100.0	100.0	100.0

_________________

(1)       Medium- and long-term debt, excluding IMF financing.

(2)       Organization of Petroleum Exporting Countries.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

Public Sector External Debt Structure by Maturity
(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Short-term debt	54	202	44	363	286
Medium- and long-term debt	22,554	32,455	45,533	46,194	46,026
Total	22,608	32,657	45,577	46,557	46,312
Short-term debt (as a % of total public sector external debt)	0.2	0.6	0.1	0.8	0.6
Medium- and long-term debt (as a % of total public sector external debt)	99.8	99.4	99.9	99.2	99.4

(1)       Includes Central Bank debt.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury), Central Bank.

The following table sets forth public sector external debt by currency as of December 31, 2023, 2022 and 2021.

Summary of Public Sector External Debt by Currency(1)
(in millions of U.S. dollars, except for percentages)

	For the year ended December 31,
	2021		2022		2023
	U.S.$	%	U.S.$	%	U.S.$	%
Currency
U.S. dollar	39,226	86.1	40,264	87.2	39,657	85.8
Japanese yen	404	0.9	305	0.7	291	0.6
Single currency pool (SCP)(3)	—	—	—	—	—	—
English pound	—	—	—	—	—	—
Canadian dollar	—	—	—	—	—	—
SDRs(3)	50	0.1	45	0.1	43	0.1
Euro	5,478	12.0	5,187	11.2	5,483	11.9
Swiss franc	—	—	—	—	—	—
Sol(4)	375	0.8	393	0.9	553	1.2
Total	45,533	100.0	46,194	100.0	46,026	100.0

(1)       Includes outstanding COFIDE loans not guaranteed by Peru.

(2)       Exchange rate as of December 31, 2023.

(3)       World Bank unit of account, based on a basket of national currencies.

(4)       IADB loans converted to soles.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

Total public sector external debt service increased, as a percentage of total fiscal revenue, from 8.8% in 2019 to 12.3% in 2023. Public sector external debt service measured as a percentage of total exports, including exports of goods and services and investment income, increased from 5.9% in 2019 to 6.4% in 2023. As a percentage of GDP, public sector external debt service increased from 1.4% in 2019 to 1.9% in 2023. For 2019, 2020, 2021, 2022 and 2023, the amortization amount includes payment, to Paris Club creditors, multilateral lenders, amounts due on the Global Bonds, current payments to holders of Global Bonds and payments made in the tender and exchange offer of Global Bonds and prepayments.

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)
(in millions of U.S. dollars, except for percentages)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Interest payments	1,170	1,150	1,341	1,630	2,106
Amortizations	2,205	935	435	1,718	2,905
Total public sector external debt service	3,375	2,085	1,776	3,348	5,010
As % of total exports(2)	5.9	4.4	2.6	4.6	6.4
As % of total exports and workers’ remittances	5.6	4.2	2.5	4.3	6.1
As % of GDP	1.4	1.0	0.8	1.4	1.9
As % of total fiscal revenue	8.8	6.8	4.4	7.2	12.3

(1)	Medium- and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.

(2)	Includes exports of goods and services and investment income.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury), Central Bank.

In 2019, interest payments on public sector external debt totaled U.S.$1.2 billion, or 0.5% of GDP. During 2019, Peru paid U.S.$21.0 million in interest to Paris Club creditors, U.S.$161.6 million to multilateral creditors, U.S.$2.2 million to holders of Brady Bonds, U.S.$936.0 million to holders of Global Bonds, and U.S.$49.2 million to other creditors.

In 2020, interest payments on public sector external debt totaled U.S.$1.2 billion, or 0.6% of GDP. During 2020, Peru paid U.S.$22.5 million in interest to Paris Club creditors, U.S.$117.9 million to multilateral creditors, U.S.$954.1 million in interest to holders of Global Bonds, and U.S.$54.2 million to other creditors.

In 2021, interest payments on public sector external debt totaled U.S.$1.3 billion, or 0.6% of GDP. During 2021, Peru paid U.S.$20.8 million in interest to Paris Club creditors, U.S.$99.3 million to multilateral creditors, U.S.$1.2 billion in interest to holders of Global Bonds, and U.S.$52.4 million to other creditors.

In 2022, interest payments on public sector external debt totaled U.S.$1.6 billion, or 0.7% of GDP. During 2022, Peru paid U.S.$22.7 million in interest to Paris Club creditors, U.S.$189.1 million to multilateral creditors, U.S.$1.4 billion in interest to holders of Global Bonds, and U.S.$44.9 million to other creditors.

In 2023, interest payments on public sector external debt totaled U.S.$2.1 billion, or 0.8% of GDP. During 2023, Peru paid U.S.$56.1 million in interest to Paris Club creditors, U.S.$599.3 million to multilateral creditors, U.S.$1.4 billion in interest to holders of Global Bonds, and U.S.$61.7 million to other creditors.

The following table provides estimated medium- and long-term public sector external debt service through 2028.

Estimated Public Sector Debt Service by Debtor(1)
2024–2028
(in millions of U.S. dollars)

	2024			2025			2026			2027			2028
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Non-financial public sector:	1,022	1,938	2,959	2,141	1,817	3,958	2,905	1,662	4,567	2,384	1,565	3,949	1,709	1,443	3,152
Central government(2)	875	1,744	2,619	1,994	1,629	3,623	2,758	1,479	4,237	2,237	1,387	3,624	1,563	1,270	2,832
Local government	2	1	3	2	1	3	2	—	3	2	—	3	2	—	2
Public enterprises	144	193	337	144	188	332	144	183	327	144	178	322	144	173	318
Financial public sector	457	149	606	512	124	636	100	101	201	1,297	80	1,377	195	45	240
Total public sector	1,479	2,086	3,565	2,652	1,942	4,594	3,005	1,763	4,768	3,682	1,645	5,326	1,904	1,488	3,393

(1)       Disbursements include preliminary estimates as of December 31, 2023.

(2)       Includes Loans to COFIDE, Fondo Mivivienda and Petroperu, not guaranteed by Peru.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

In 2019, Peru issued U.S.$750 million U.S. dollar-denominated bonds to finance, in part, the repurchase of existing bonds and to pre-finance budget requirements.

In 2020, Peru issued U.S.$7 billion U.S. dollar-denominated bonds to give support to the balance of payments and to finance the bigger expenditures due to COVID-19 pandemic. The proceeds of the U.S.$3.0 billion issuance in April 2020 were used to partially finance the general requirements for fiscal year 2020 and to pre-finance the general requirements for fiscal year 2021. The proceeds of the U.S.$4.0 billion issuance in November 2020 were used to finance expenditures relating to the prevention and containment of COVID-19, as well as for the stimulation of the economy and for expenditures included in the Public Sector Budget for Fiscal Year 2020 affected by the income reduction from COVID-19.

In 2021, Peru issued U.S.$8.0 billion U.S. dollar-denominated bonds and U.S.$1.8 billion euro-denominated bonds, a portion of the proceeds of which was used to finance general budgetary requirements for fiscal year 2021, and the remainder to pre-finance financial requirements for 2022.

In 2022, Peru did not issue global bonds in the international market.

In 2023, Peru did not issue global bonds in the international market.

Domestic Debt

The following table provides certain information regarding total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Loans:
Banco de la Nación	158	123	15	17	44
Other	370	209	337	843	367
Total loans	528	332	352	860	411
Bonds:
Treasury	36871	34411	32491	36171	41,194
ONP bonds(1)	979	802	638	598	499
Municipality of Lima(2)	—	—	—	—	325
State-owned enterprises(3)	566	563	548	524	540
Total bonds	38,416	35,776	33,677	37,292	42,558
Total public sector domestic debt	38,944	36,108	34,029	38,153	42,969
Total public sector domestic debt, as % of GDP	16.7	17.5	15.0	15.6	16.1

(1)   Pertains to the Oficina de Normalización Previsional (Pension Normalization Office).

(2)	In January 2013, the bonds issued by the Municipality of Lima were redeemed in full.

(3)	Includes state-owned enterprises beginning with the fourth quarter of 2012 and bonds issued by COFIDE and Fondo MiVivienda.

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds
(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2019	2020	2021	2022	2023
Sovereign bonds	36,663	34,330	32,417	36,094	41,184
Treasury bonds (D.S.No. 002-2007-EF)	89	81	74	77	10
Central Bank bonds (D.S.No. 219-2014-EF)	119	—	—	—	—
Total	36,871	34,411	32,491	36,171	41,194

Source: Ministry of Economy and Finance (General Directorate of Public Treasury).

In March 2001, the government established a public auction system for bonds issued in soles. This system increased the availability of investment instruments in the domestic capital markets and reduced Peru’s exposure to currency exchange risk. In 2003, Peru launched the Market Makers’ Program to create a domestic market for Peru’s sol-denominated public sector debt. Since 2003, Peru has issued its public sector, sol-denominated debt through this program. The Market Makers’ Program has also helped increase the depth and liquidity of the domestic market for public sector debt.

In May 2013, Peru approved new rules in connection with the Market Makers Program and its treasury bills. The Market Makers Program aims to promote investment and improve liquidity and allows Peru to issue sovereign bonds that approved credit entities and entities that deal in securities may bid on. The new rules for the treasury bills allow bills to be issued on the primary market and be bought and sold on the secondary market by investors such as insurance companies, credit agencies and financial institutions, entities that deal in securities and other investment entities. Non-profit organizations and private individuals may also purchase treasury bills. In July 2013, Peru began issuing treasury bills and sovereign bonds in accordance with these rules.

The latest amendment to this regulation was made in February 2017 to, among others, permit and establish the procedures for the Republic of Peru to utilize an International Settlement and Depositary Entity such as Euroclear in such issuances. To that extent, the Ministry of Economy and Finance can issue sovereign bonds denominated in local currency and that their settlement takes place in an International Settlement and Depositary Entity, thus contributing to the internationalization of these instrument.

Pursuant to the Market Maker’s Program, Peru has issued sovereign bonds denominated in soles in the domestic capital markets under auctions and book building mechanism to finance current funding requirements, pre-financing requirements and liability management transactions including offers to residential and non-residential investors.

During 2019, Peru issued sol-denominated sovereign bonds equivalent to U.S.$15.9 billion including U.S.$4.8 billion destined to pre-finance 2020 and repurchase existing global and local bonds. During 2020, Peru issued sol-denominated sovereign bonds equivalent to U.S.$0.8 billion destined to finance current funding requirements.

During 2021, Peru issued sol-denominated sovereign bonds equivalent to U.S.$1.3 billion.

During 2022, Peru issued sol-denominated sovereign bonds equivalent to U.S.$2.1 billion.

During 2023, Peru issued sol-denominated sovereign bonds equivalent to U.S.$7.9 billion. The proceeds of these bonds were used to finance the government’s financial requirements for the year and partially finance the liability management transaction executed in June 2023.

Debt Management

During 2018, Peru issued sol-denominated sovereign bonds in an aggregate principal amount of S/10.35 billion, equivalent to U.S.$3.1 billion, to finance, among others, a liability management transaction, of which 82% were issued to non-resident investors and 18% to local investors. This was the second Euroclearable sol-denominated transaction.

During 2019, Peru issued bonds in June and November. The June issuance was for a total of S/5.8 billion, equivalent to U.S.$1.8 billion and U.S.$750 million, 52.3% and 82.0% of the proceeds respectively were used to finance a liability management transaction. Approximately 79.0% of the principal amount of this issuance of soles-denominated bonds and 7% of the U.S. dollar-denominated global bonds was subscribed by local residents. The November issuance included a S/8.3 billion soles-denominated bonds and a S/1.8 billion soles-denominated bonds both equivalent to U.S.$3.0 billion, 75.9% and 26.5% of the proceeds respectively were used to finance a liability management transaction. The participation by non-resident investors were 30% and 80%, respectively.

During 2020, Peru issued sol-denominated sovereign bonds in a principal amount of S/187.5 million to finance the repurchase of Brady Bonds at par value which remaining principal was U.S.$53.7 million.

During 2021, Peru did not complete any liability management transaction.

During 2022, Peru did not complete any liability management transaction.

During 2023, Peru conducted a liability management transaction in an aggregate amount equivalent to S/20.0 billion for the repurchase and exchange of sovereign and global bonds. As part of the same transaction, sol-denominated sovereign bonds were issued for a total of S/16.4 billion (which partially financed the liability management transaction), of which S/7.2 billion corresponded to the bonds issued in the exchange offer and S/9.2 billion corresponded to the bonds that were issued to finance the repurchase. The allocation of the new issuance of bonds to foreign and local investors was 54% and 46%, respectively.

Debt Management and Restructuring

The debt crisis throughout Latin America, which started in 1982, resulted in a growing unwillingness of foreign commercial banks to lend to Peru. At the same time, a sharp decrease in the export prices of mining products and the 1982–1983 El Niño phenomenon led to a deterioration in Peru’s balance of payments and fiscal accounts, which made it difficult for Peru to service its debt. Faced with an unsustainable debt burden, the government suspended payment on its external commercial bank debt in 1984. By the end of 1984, Peru had failed to make scheduled payments of U.S.$1.0 billion in principal and interest on its commercial bank debt.

In 1985, the first García administration declared that service of the public sector external debt would not exceed 10% of total exports. In 1986, the IMF declared Peru ineligible for additional funds, and, in 1987, the World Bank suspended loan disbursements to Peru. Despite a decline in new loans, Peru’s total public sector debt increased from U.S.$10.9 billion to U.S.$18.9 billion from 1985 to 1990, as unpaid interest continued to accrue and was capitalized.

In 1991, the Fujimori administration began a series of negotiations that led to a normalization of relations with multilateral creditors. In September 1991, Peru paid all amounts in arrears owed to the IADB. In March 1993, Peru paid a total of U.S.$1.8 billion in arrears owed to the IMF and the World Bank. Since 1993, the IMF approved multiple standby arrangements with the most recent having been in effect through 2009.

Drawings on these IMF standby facilities were primarily used to help Peru finance its fiscal deficits.

The Fujimori administration also negotiated substantial reductions in Peru’s short-term external debt with its principal bilateral creditors. During the 1990s, Peru conducted the following three rounds of negotiations with the Paris Club:

•	in September 1991, Peru rescheduled U.S.$4.7 billion of its Paris Club debt maturing between October 1991 and December 1992;

•	in May 1993, Peru rescheduled an additional U.S.$1.9 billion of its Paris Club debt maturing between March 1993 and March 1996; and

•	in July 1996, Peru rescheduled an additional U.S.$6.8 billion of its Paris Club debt maturing between April 1996 and December 1998.

As a result of this restructuring with its Paris Club lenders, Peru obtained the following extensions with respect to credits maturing in the relevant period:

•	a 20-year extension for concessionary credits, with a ten-year grace period; and

•	a 14-year extension for commercial credits, representing the majority of Peru’s Paris Club debt, with a seven-year grace period.

Additionally, as a result of the 1996 restructuring, Peru obtained the following reductions in its debt:

•	a reduction in debt payments from U.S.$970.0 million per year to approximately U.S.$530.0 million per year for indebtedness maturing between April 1996 and December 1998; and

•	a reduction in debt payments from U.S.$1.2 billion per year to approximately U.S.$1.0 billion per year for indebtedness maturing between 1999 and 2006.

In 1997, Peru renegotiated its debt with international commercial banks under the Brady restructuring. The Brady restructuring reduced Peru’s international commercial bank debt from U.S.$10.6 billion to U.S.$4.9 billion, U.S.$2.4 billion of which were Past-Due Interest Bonds, U.S.$1.7 billion were Front-Loaded Interest Reduction Bonds, U.S.$572.0 million were Floating Rate, or Discount, Bonds and U.S.$183.0 million were Fixed Rate, or Par, Bonds. The Past-Due Interest Bonds and Front-Loaded Interest Reduction Bonds each have a 20-year term. The Discount Bonds and the Par Bonds each have a 30-year term and are collateralized by zero-coupon U.S. Treasury bonds.

Since the restructuring, Peru has not defaulted on the payment of any amounts in respect of its public external debt obligations.

In February 2002, Peru launched its first international bond offering in 74 years issuing U.S.$500.0 million principal amount of global bonds. At the same time, Peru repurchased U.S.$1.2 billion principal amount of its outstanding Brady Bonds in exchange for a further U.S.$923.0 million principal amount of global bonds. The exchange lowered Peru’s debt by U.S.$111.0 million and released U.S.$50.0 million in collateral backing the Brady Bonds. After issuing the global bonds and taking into account amortization of the Past-Due Interest Bonds in March 2002, the current amounts outstanding are U.S.$1.1 billion of Past-Due Interest Bonds, U.S.$1.2 billion of Front-Loaded Interest Reduction Bonds, U.S.$198.0 million of Discount Bonds and U.S.$64.0 million of Par Bonds.

Since the February 2002 international bond offering, Peru has issued multiple additional series of bonds in the international markets and has established and maintains a shelf registration statement with the U.S. Securities and Exchange Commission.

Peru has used the proceeds from these international bond offerings to repay existing debt, to undertake refinancing of existing public sector debt through liability management transactions international reserves, and for the general purposes of the government, including financial investment and the refinancing, repurchasing and retiring of domestic and external indebtedness.

Peru’s Paris Club creditors are governmental institutions located in 15 countries. On May 23, 2007, the Paris Club creditors and Peru signed a multilateral agreement in which the Paris Club accepted Peru’s proposal to prepay, at par and by voluntary participation of each creditor, up to U.S.$2.5 billion (after payment of the June 30, 2007 and August 15, 2007 installments) of the Paris Club debt, to be paid up to 2015. The multilateral agreement set out the basic terms of the prepayment operation and established the framework under which Peru would engage in bilateral prepayment agreements with participating creditors. Under this multilateral agreement, the government will prepay each participating creditor the capital requested for prepayment at par on October 1, 2007, and the interest accruing on the capital requested for prepayment up to October 1, 2007 under each rescheduling agreement. On July 2, 2007, Peru announced the individual Paris Club creditor countries that had accepted the prepayment offer.

In October 2007, the prepayment described above was finalized, resulting in an aggregate payment of U.S.$1.7 billion, representing approximately 32.0% of the total outstanding principal amount of Peru’s Paris Club debt. As a result of the prepayment, Peru reduced its Paris Club commercial debt amortization payments by approximately U.S.$260.0 million for each year from 2010 through 2015. Funding for the prepayment was obtained from the proceeds of a 30-year sovereign bond issuance in local currency in an aggregated principal amount of S/4,750 million (approximately U.S.$1.5 billion at then-prevailing exchange rates), and approximately U.S.$290.0 million in proceeds from the Treasury.

Peru’s total outstanding debt with Paris Club creditors, amounted to U.S.$1.2 billion as of December 31, 2019 (approximately 5.5% of total public external debt), U.S.$1.6 billion as of December 31, 2020 (approximately 4.8% of total public external debt), U.S.$1.4 billion as of December 31, 2021 (approximately 3.0% of total public external debt), U.S.$1.6 billion as of December 31, 2022 (approximately 3.5% of total public external debt) and U.S.$1.7 billion as of December 31, 2023 (approximately 3.8% of total public external debt).

Debt Record

Since the Brady restructuring in 1997, Peru has, except as described below, timely serviced its external debt without default.

Upon completion of the Brady restructuring, Peru ceased paying principal and interest to lenders who did not participate in the restructuring. These lenders included Elliot Associates, L.P., a private investment firm that acquired U.S.$20.0 million in debt issued by Peru. Elliot Associates obtained a U.S.$55.7 million judgment against Peru for non-payment of interest and an attachment of Peru’s funds held at Chase Manhattan Bank of New York that Peru had allocated to interest payments due on its Brady Bonds. As a result of the attachment, on September 7, 2000, Peru failed to make a required interest payment of U.S.$80.0 million on the Brady Bonds, even though it had deposited the requisite amount in its account at Chase Manhattan Bank of New York.

On September 26, 2000, Elliot Associates obtained an injunction against Euroclear System that prevented it from receiving or distributing funds provided by Peru to pay interest on the Brady Bonds. The Elliot Associates litigation was settled following the issuance of the injunction against Euroclear, and Peru made interest payments on the Brady Bonds on October 4, 2000, within the applicable 30-day grace period. Peru has made all of its debt payments to Elliot Associates in accordance with the terms of the settlement agreement.

Other creditors also failed to participate in the Brady restructuring for reasons that included failure to provide the required documentation and failure to identify the actual holder of the debt to be exchanged. Since the Brady Bond restructuring, Peru has been in default on payments to these creditors. As of the date of this annual report, there are no further scheduled amortizations or interest payments on these debts. None of these creditors have submitted claims against Peru for overdue amounts.

During 2023, Peru issued sovereign bonds in an aggregate principal amount of S/3.4 million within the framework of the directive for the payment of agrarian bonds, which is set forth in the Texto Único Actualizado del Reglamento de los Procedimientos para el Registro, Actualización y Pago, which was approved under Supreme Decree No. 242-2017-EF.

As of the date of this annual report, Peru is not aware of any other claims filed against it, in Peru or abroad, for overdue debt payments and Peru is not involved in any disputes with its internal or external creditors.

For further information regarding Peru’s indebtedness outstanding as of the date hereof, see “Annex A – Republic of Peru: Global Public Sector External Debt.”

ANNEX A (1)
REPUBLIC OF PERU: GLOBAL PUBLIC SECTOR EXTERNAL DEBT
Tables and Other Supplemental Information
as of December 31, 2023
(in thousands of U.S. dollars, at current prices)

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	2,014	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	2,114	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	143	1 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	1,030	1 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	1,213	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	10,282	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,794	3 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	3,597	14 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	493	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	2,867	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	662	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	4,241	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,894	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,194	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,014	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,090	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,633	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	5,710	16 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,809	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,662	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	542	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,282	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,171	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	1,621	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,177	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	8,601	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	4,502	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,330	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,602	14 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	5.46	6,000	2 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	988	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.29	20,410	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.75	10,888	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.76	19,875	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.76	11,925	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	5,137	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	122	29 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	4,053	19 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	6,370	19 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.77	16,328	12 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	1.95	5,188	2 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
Paris Club	Germany	KFW	US$	Fixed	0.00	2.59	25,656	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.91	12,246	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.74	12,926	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.74	12,926	10 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	2.00	7,739	5 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	2.00	13,101	5 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	3.70	17,145	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.47	128,749	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.20	6,218	2 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.50	1,816	6 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.98	9,433	1 Y
Paris Club	Germany	KFW	US$	US$ 6 month SOFR	0.57826	Variable	50,130	12 Y
Paris Club	Germany	KFW	US$	US$ 6 month SOFR	0.57826	Variable	87,176	12 Y
Paris Club	Germany	KFW	US$	US$ 6 month SOFR	0.57826	Variable	11,439	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.6625	14,894	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.6625	14,894	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.6625	14,894	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.92	527	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.85	28,298	3 Y
Paris Club	Germany	KFW	US$	US$ 6 month LIBOR	0.59	Variable	394,555	14 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.31	41,269	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.31	41,269	8 Y
Paris Club	Germany	KFW	EURO	EURIBOR	0.43	Variable	94,328	14 Y
Paris Club	Germany	KFW	EURO	EURIBOR	0.39	Variable	47,164	14 Y

Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.67	Variable	10,577	11 Y
Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.36	Variable	12,500	4 Y
Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.25	Variable	3,950	5 Y
Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.61	Variable	11,050	14 Y

Paris Club	USA	PL 480	US$	Fixed	0.00	4.00	1,911	5 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	2.50	1,122	7 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	1.00	2,984	8 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	1.00	3,337	9 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	1.00	2,524	11 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	1.00	4,465	13 Y

Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.88	34,390	8 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.82	34,390	8 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.77	34,390	8 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	1.94	47,164	8 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	4.23	47,164	8 Y

Paris Club	France	French Treasury	EURO	Fixed	0.00	3.00	2	1 Y
Paris Club	France	French Treasury	EURO	Fixed	0.00	3.00	2	1 Y
Paris Club	France	French Treasury	EURO	Fixed	0.00	0.80	5,393	11 Y

Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	0.75	307	5 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	0.75	685	3 Y

Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	3.00	8,850	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	584	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	817	16 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	25,991	16 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	454	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	2.20	1,312	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	3,327	16 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	11,997	16 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	1,186	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	2,587	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	455	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	227	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	601	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	6,383	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	316	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	17,257	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.80	628	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.40	939	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	349	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.80	184	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	126	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.80	1,327	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	385	1 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	9,409	11 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	13,029	14 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	5,762	14 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	8,717	14 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	3,905	14 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.60	10,240	4 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	1,292	4 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.60	21,248	4 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	431	4 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.60	6,107	4 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	25,732	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	6,880	15 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.60	2,733	10 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.00	1,417	10 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	978	10 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	624	10 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.40	7,127	11 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	1,479	11 Y

International Organizations	958-SF-PE	Interamerican Development Bank	US$	Fixed	0.00	2.00	2,174	2 Y
International Organizations	1501-OC-PE	Interamerican Development Bank	US$	UNIMONETARY facility - LIBOR-Based rate	0.80	Variable	12,402	6 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
International Organizations	2118-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	40,000	6 Y
International Organizations	2234-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	7,680	6 Y
International Organizations	2269-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	405	7 Y
International Organizations	2303-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	2,751	12 Y
International Organizations	2445-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	9,900	12 Y
International Organizations	2534-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	17,153	14 Y
International Organizations	2645-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	70,071	14 Y
International Organizations	2759-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	15,000	1 Y
International Organizations	2661-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	17,956	14 Y
International Organizations	2703-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	6,509	14 Y
International Organizations	2693-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	25,846	14 Y
International Organizations	2769-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	68,945	4 Y
International Organizations	3373-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	115,084	7 Y
International Organizations	3370-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	4,924	7 Y
International Organizations	3449-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	112,500	2 Y
International Organizations	3587-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	47,608	5 Y
International Organizations	3586-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	300,000	5 Y
International Organizations	3546-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	17,846	2 Y
International Organizations	3547-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	28,222	2 Y
International Organizations	3700-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	38,504	4 Y
International Organizations	3881-OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	79,637	4 Y
International Organizations	1915/OC-PE-1	Interamerican Development Bank	US$	SOFR	0.90	Variable	10,433	3 Y
International Organizations	4428/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	17,726	7 Y
International Organizations	4428/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	7,488	7 Y
International Organizations	4442/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	97,270	4 Y
International Organizations	4399/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	44,521	7 Y
International Organizations	4555/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	59,691	3 Y
International Organizations	4457/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	83,946	7 Y
International Organizations	4291/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	19,164	2 Y
International Organizations	4297/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	44,142	4 Y
International Organizations	4714/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	40,000	2 Y
International Organizations	4724/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	28,474	4 Y
International Organizations	4725/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	17,770	4 Y
International Organizations	4726/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	23,861	7 Y
International Organizations	4604/SX-PE	Interamerican Development Bank	US$	Fixed	0.00	0.25	6,805	36 Y
International Organizations	4873/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	24,484	6 Y
International Organizations	4957/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	50,000	4 Y
International Organizations	4941/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	6,097	9 Y
International Organizations	4959/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	8,200	7 Y
International Organizations	4959/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	42,326	7 Y
International Organizations	4959/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	6,173	7 Y
International Organizations	4892/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	2,708	4 Y
International Organizations	5203/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	400,000	14 Y
International Organizations	5247/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	649	13 Y
International Organizations	5267/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	600,000	13 Y
International Organizations	5301/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	3,965	15 Y
International Organizations	5287/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	14,680	12 Y
International Organizations	5384/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	464,286	13 Y
International Organizations	5356/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	2,000	8 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
International Organizations	5468/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	334	13 Y
International Organizations	5596/OC-PE	Interamerican Development Bank	US$	SOFR	0.85	Variable	12,484	24 Y
International Organizations	5717/OC-PE	Interamerican Development Bank	US$	SOFR	0.85	Variable	300,000	19 Y

International Organizations	CFA-004495/4496	CAF Development Bank	US$	US$ 6 month LIBOR	1.05	Variable	35,714	2 Y
International Organizations	CFA-4579/4580	CAF Development Bank	US$	US$ 6 month LIBOR	1.05	Variable	26,786	3 Y
International Organizations	CFA-6141	CAF Development Bank	US$	US$ 6 month LIBOR	2.40	Variable	96,355	5 Y
International Organizations	CFA-6616	CAF Development Bank	US$	US$ 6 month LIBOR	1.65	Variable	25,667	5 Y
International Organizations	CFA-6923	CAF Development Bank	US$	US$ 6 month LIBOR	1.80	Variable	33,333	2 Y
International Organizations	CFA-7705	CAF Development Bank	US$	US$ 6 month LIBOR	2.40	Variable	22,808	6 Y
International Organizations	CFA 008519	CAF Development Bank	US$	US$ 6 month LIBOR	1.35	Variable	41,667	3 Y
International Organizations	CFA009448	CAF Development Bank	US$	US$ 6 month LIBOR	1.45	Variable	25,667	5 Y
International Organizations	CFA009691	CAF Development Bank	US$	US$ 6 month LIBOR	2.05	Variable	68,384	9 Y
International Organizations	CFA010666	CAF Development Bank	US$	US$ 6 month LIBOR	1.45	Variable	218,750	4 Y
International Organizations	CFA 011489	CAF Development Bank	US$	US$ 6 month LIBOR	0.85	Variable	134,599	13 Y
International Organizations	CFA 011504	CAF Development Bank	US$	US$ 6 month LIBOR	1.75	Variable	350,000	10 Y
International Organizations	CFA11724	CAF Development Bank	US$	US$ 6 month SOFR	1.95	Variable	34,917	10 Y
International Organizations	CFA 11909	CAF Development Bank	US$	US$ 6 month SOFR	1.95	Variable	120,000	9 Y
International Organizations	CFA-12171	CAF Development Bank	US$	US$ 6 month SOFR	1.95	Variable	250,000	20 Y

International Organizations	7674-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	12,000	7 Y
International Organizations	7668-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	13,752	7 Y
International Organizations	7668-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	199,142	7 Y
International Organizations	7643-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	8,562	11 Y
International Organizations	7701-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	9,898	4 Y
International Organizations	7810-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	50,000	6 Y
International Organizations	7950-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	75,000	5 Y
International Organizations	7878-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	19,932	5 Y
International Organizations	8034-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	43,834	6 Y
International Organizations	7961-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	25,000	6 Y
International Organizations	8025-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	54,500	6 Y
International Organizations	8212-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	24,828	7 Y
International Organizations	8306-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	68,162	12 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
International Organizations	8468-O PE	International Bank For Reconstruction and Development	US$	US$ 6 month LIBOR	1.10	Variable	34,857	15 Y
International Organizations	8478-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	70,000	7 Y
International Organizations	8517-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	50,890	8 Y
International Organizations	8562-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	37,200	5 Y
International Organizations	8585-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	937,500	6 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	245,680	6 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	100,000	5 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	75,000	3 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	96,420	3 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	438,240	6 Y
International Organizations	8692-O PE	International Bank For Reconstruction and Development	US$	US$ 6 month LIBOR	0.75	Variable	24,159	3 Y
International Organizations	8740-O PE	International Bank For Reconstruction and Development	US$	US$ 6 month LIBOR	0.70	Variable	8,406	1 Y
International Organizations	8899-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	3,587	7 Y
International Organizations	8899-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	14,674	7 Y
International Organizations	TF A8845 PE	International Bank For Reconstruction and Development	US$	—	0.00	0.00	1,761	35 Y
International Organizations	8920-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	8,133	6 Y
International Organizations	8975-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	14,717	4 Y
International Organizations	8975-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	5,070	4 Y
International Organizations	9040-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	87,396	8 Y
International Organizations	9035-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	4,813	6 Y
International Organizations	9039-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	727	5 Y
International Organizations	9068-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	50,000	8 Y
International Organizations	9225-PE	International Bank For Reconstruction and Development	US$	SOFR	0.65	Variable	750,000	10 Y
International Organizations	9270-PE	International Bank For Reconstruction and Development	US$	SOFR	0.56	Variable	350,000	10 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
International Organizations	9274-PE	International Bank For Reconstruction and Development	US$	SOFR	0.56	Variable	4,054	9 Y
International Organizations	9288-PE	International Bank For Reconstruction and Development	US$	SOFR	0.50	Variable	4,453	9 Y
International Organizations	9334-PE	International Bank For Reconstruction and Development	US$	SOFR	0.66	Variable	13,626	11 Y
International Organizations	9363-PE	International Bank For Reconstruction and Development	US$	SOFR	0.66	Variable	500,000	13 Y
International Organizations	9457-PE	International Bank For Reconstruction and Development	US$	SOFR	0.74	Variable	750,000	15 Y

International Organizations	744-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	3,755	4 Y
International Organizations	799-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	2,489	5 Y
International Organizations	I-884-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	11,946	9 Y
International Organizations	2000001547-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	24,789	12 Y
International Organizations	2000003288-PE	International Fund For Agricultural Development	US$	SOFR	1.07	Variable	11,710	5 Y

Commercial Banks	————	American Family Life Assurance Company of Columbus	Y	Fixed	0.00	3.75	77,565	8 Y

Commercial Banks	————	Deutsche Bank S.A.E.	US$	Fixed	0.00	3.285	961,891	7 Y
Commercial Banks	————	Deutsche Bank S.A.E.	US$	Fixed	0.00	3.285	31,197	7 Y
Commercial Banks	————	Deutsche Bank S.A.E.	US$	Fixed	0.00	3.285	10,957	7 Y
Commercial Banks	————	Deutsche Bank S.A.E.	US$	Fixed	0.00	3.285	7,065	7 Y

Commercial Banks	————	JPMORGAN CHASE BANK	US$	Fixed	0.00	4.40612	150,000	9 Y
Commercial Banks	————	JPMORGAN CHASE BANK	US$	Fixed	0.00	5.42664	140,000	9 Y
Commercial Banks	————	JPMORGAN CHASE BANK	S/	Fixed	0.00	7.70	148,546	6 Y
Commercial Banks	————	JPMORGAN CHASE BANK	US$	Fixed	0.00	6.27499	150,000	6 Y

External Debt Bonds	————	Global Bonds 2033	US$	Fixed	0.00	8.75	442,890	10 Y
External Debt Bonds	————	Global Bonds 2033	US$	Fixed	0.00	8.75	400,000	10 Y
External Debt Bonds	————	Global Bonds 2025	US$	Fixed	0.00	7.35	500,000	2 Y
External Debt Bonds	————	Global Bonds 2033	US$	Fixed	0.00	8.75	84,636	10 Y
External Debt Bonds	————	Global Bonds 2037	US$	Fixed	0.00	6.55	1,130,041	14 Y
External Debt Bonds	————	Global Bonds 2025	US$	Fixed	0.00	7.35	388,310	2 Y
External Debt Bonds	————	Global Bonds 2033	US$	Fixed	0.00	8.75	1,224,409	10 Y
External Debt Bonds	————	Global Bonds 2050	US$	Fixed	0.00	5.625	1,000,000	27 Y
External Debt Bonds	————	Global Bonds 2050	US$	Fixed	0.00	5.625	500,000	27 Y
External Debt Bonds	————	Corporate Global Bonds 2029	US$	Fixed	0.00	5.25	255,000	6 Y
External Debt Bonds	————	Global Bonds 2050	US$	Fixed	0.00	5.625	500,000	27 Y
External Debt Bonds	————	Global Bonds 2050	US$	Fixed	0.00	5.625	545,000	27 Y
External Debt Bonds	————	Corporate Global Bonds 2025	US$	Fixed	0.00	4.75	411,548	2 Y
External Debt Bonds	————	Global Bonds 2027	US$	Fixed	0.00	4.125	751,526	4 Y
External Debt Bonds	————	Global Bonds 2026	EURO	Fixed	0.00	2.75	1,293,827	3 Y
External Debt Bonds	————	Global Bonds 2030	EURO	Fixed	0.00	3.75	1,177,214	7 Y
External Debt Bonds	————	Corporate Global Bonds 2024	S/	Fixed	0.00	7.00	403,986	1 Y

Type of Lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount Outstanding (in thousand US$)	Maturity
External Debt Bonds	————	Corporate Global Bonds 2032	US$	Fixed	0.00	4.75	1,000,000	9 Y
External Debt Bonds	————	Corporate Global Bonds 2047	US$	Fixed	0.00	5.625	1,000,000	24 Y
External Debt Bonds	————	Global Bonds 2030 US$	US$	Fixed	0.00	2.844	694,182	7 Y
External Debt Bonds	————	Global Bonds 2026 US$	US$	Fixed	0.00	2.392	614,415	3 Y
External Debt Bonds	————	Global Bonds 2031 US$	US$	Fixed	0.00	2.783	2,000,000	8 Y
External Debt Bonds	————	Corporate Global Bonds 2027	US$	Fixed	0.00	2.400	500,000	4 Y
External Debt Bonds	————	Global Bonds 2032	US$	Fixed	0.00	1.862	1,000,000	9 Y
External Debt Bonds	————	Global Bonds 2060	US$	Fixed	0.00	2.780	2,000,000	37 Y
External Debt Bonds	————	Global Bonds 2121	US$	Fixed	0.00	3.230	1,000,000	98 Y
External Debt Bonds	————	Global Bonds 2031 US$	US$	Fixed	0.00	2.783	1,477,982	8 Y
External Debt Bonds	————	Global Bonds 2041	US$	Fixed	0.00	3.300	1,250,000	18 Y
External Debt Bonds	————	Global Bonds 2051	US$	Fixed	0.00	3.550	1,000,000	28 Y
External Debt Bonds	————	Global Bonds 2033 EUROS	EURO	Fixed	0.00	1.250	972,758	10 Y
External Debt Bonds	————	Corporate Global Bonds 2047	US$	Fixed	0.00	5.625	1,000,000	24 Y
External Debt Bonds	————	Global Bonds 2034	US$	Fixed	0.00	3.000	2,250,000	11 Y
External Debt Bonds	————	Global Bonds 2051	US$	Fixed	0.00	3.550	750,000	28 Y
External Debt Bonds	————	Global Bonds 2072	US$	Fixed	0.00	3.600	1,000,000	49 Y
External Debt Bonds	————	Global Bonds 2036 EUROS	EURO	Fixed	0.00	1.950	1,179,100	13 Y
External Debt Bonds	————	Corporate Global Bonds 2027	US$	Fixed	0.00	4.625	600,000	4 Y

Note:

(1) Includes COFIDE loans without guarantee of the Republic of Peru.

Source: Ministry of Economy and Finance.